
ADM


13000814



ARCHER DANIELS MIDLAND COMPANY

Chairman's Letter
Proxy Statement
Form 10-K

2012.5
(JULY 1-DEC. 31, 2012)


ADM

Serving Vital Needs

Dear Shareholders:

Last year, ADM announced that our company would change its financial reporting schedule to align with the calendar year. This shift will produce considerable efficiencies and cost-savings over time, as it synchronizes our fiscal year with our tax and regulatory year.

The changeover required an interim, six-month fiscal year: 2012.5. While short, and notable for the most severe drought in recent U.S. history, 2012.5 was a highly productive period.

The drought reduced both the volume of North American crops available to us and water levels on the Mississippi River, impacting our origination and transportation businesses. At the same time, ethanol industry margins were depressed throughout the fiscal year, which hurt the overall profitability of our Corn Processing business. Our teams rose to the challenges—using our global asset network to prepare for, and manage through, tough conditions. We posted adjusted earnings per share of $1.10 for the two quarters ended Dec. 31, compared with $1.09 for the same six-month period one year earlier.

Given this unfavorable environment, I believe our 2012.5 performance demonstrates that the steps we are taking to better manage our business are working. **Our focus on the 3C's**—capital, cost and cash—is improving our ability to deliver the best possible results today while positioning us to generate better returns on invested capital in months and years ahead.

Improved performance from effective planning, execution

Strong preparation, coordination, communication and day-to-day execution—along with effective risk-management—were key to the stronger results we began to deliver by the second quarter of 2012.5. Those results were highlighted by improved performance from every geographic region in our Oilseeds Processing business unit; better-than-expected profits in Agricultural Services, where our grain and transportation groups did a great job of anticipating crop availability and optimizing regional operations accordingly; and solid contributions from our sweeteners and starches business. At the same time, our ethanol team conducted a thorough review of its operations and took action to help improve the business's overall margins.

Ongoing efforts in 3C's position company to deliver greater value

As we overcame difficult circumstances, we continued to advance efforts to improve returns. Our team:

- **Freed up more than $1 billion in cash.** Through our Billion Dollar Challenge, ADM colleagues submitted more than 1,500 suggestions on how to free up cash for higher-value uses. Inventory reductions, sales of $570 million in non-core assets, and improvements in financing collateral requirements contributed to our reaching this goal months ahead of schedule. We are now hard at work identifying the next $1 billion. In addition, between July 1 and Dec. 31, we significantly diversified our portfolio of financings, which will enhance our ability to manage through increases in working-capital requirements created by commodity-price volatility. Our balance sheet and liquidity position remain exceptionally strong despite the higher commodity price environment.

- **Demonstrated greater discipline in capital spending.** By carefully evaluating every project and opportunity to ensure they are aligned with our criteria for returns on invested capital, we are deploying capital more prudently. In 2012.5, most of our growth capital was invested outside the U.S. as we completed a large soybean crush facility in Paraguay in time for an anticipated record harvest; acquired a port in Belem, Brazil, that will enable us to improve our regional export capacity and expand fertilizer operations; and launched three joint ventures in partnership with Wilmar International Ltd., a premier Asian agricultural processor.
- **Acted decisively to reduce costs.** We realized more than $150 million in annual run-rate savings, in large part from a global organizational restructuring. In addition, our Corn and Oilseeds Processing business units reduced costs 5 percent and 7 percent, respectively, while costs in Ag Services rose just 3 percent—impressive given the lower throughput due to the drought. We also reduced corporate SG&A costs. Each of these results represented significant actions to enable ADM to achieve true cost leadership in our industry and reduce the break-even point for our operations.

Taken together, our success in these three key areas positions ADM to continue driving improved shareholder returns while advancing our strategy, which is to increase our origination capabilities in key supply regions; increase our ability to import and process crops in high-demand regions; and optimize our operations in many mature markets, including North America and Western Europe.

I am extremely proud of the resilience, resourcefulness and commitment to results our teams exhibited throughout 2012.5. I am also pleased that, at the end of the year, ADM's record of quarterly dividend payments reached 325—81 consecutive years of value-creation—and we increased the dividend 8.6 percent, or 1.5 cents per share.

This commitment to **value-creation** will be evident in the actions we take to continue improving returns in 2013 and beyond. I am truly excited about the potential for ADM to build on the accomplishments of 2012.5, and I look forward to having a great deal of additional progress to share with you next year at this time.

Sincerely,



Patricia A. Woertz
Chairman, CEO and President



Proxy Statement



ARCHER DANIELS MIDLAND COMPANY

2012.5

ARCHER-DANIELS-MIDLAND COMPANY
4666 Faries Parkway, Decatur, Illinois 62526-5666

NOTICE OF ANNUAL MEETING

To All Stockholders:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Archer-Daniels-Midland Company, a Delaware corporation, will be held at the JAMES R. RANDALL RESEARCH CENTER located at 1001 Brush College Road, Decatur, Illinois, on Thursday, May 2, 2013, **commencing at 8:30 A.M.**, for the following purposes:

(1) To elect Directors to hold office until the next Annual Meeting of Stockholders and until their successors are duly elected and qualified;

(2) To ratify the appointment by the Board of Directors of Ernst & Young LLP as independent auditors to audit the accounts of the Company for the fiscal year ending December 31, 2013;

(3) To consider an advisory vote on the compensation of our named executive officers; and

(4) To transact such other business as may properly come before the meeting.

By Order of the Board of Directors



M. I. SMITH, SECRETARY

March 22, 2013

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON MAY 2, 2013: THE PROXY STATEMENT AND ANNUAL REPORT TO STOCKHOLDERS ARE AVAILABLE AT www.adm.com/proxy

ARCHER-DANIELS-MIDLAND COMPANY

4666 Faries Parkway, Decatur, Illinois 62526-5666
March 22, 2013

PROXY STATEMENT

General Matters

Our board of directors asks that you complete the accompanying proxy for the annual stockholders' meeting. The meeting will be held at the time, place, and location mentioned in the Notice of Annual Meeting included in this mailing. We are first mailing our stockholders this proxy statement and a proxy form (included in this mailing) around March 22, 2013.

Although we have historically held our annual stockholders' meeting in November, because of the recent change of our fiscal year end from June 30 to December 31, the scheduling of this year's annual meeting approximately six months after our 2012 annual meeting reflects our transition to a calendar year based financial reporting cycle. As a result, much of the information in this proxy statement, particularly information relating to executive compensation matters, relates to the six-month "transitional" period of July 1, 2012 to December 31, 2012. Throughout this proxy statement , we sometimes refer to such six-month transitional period as "Fiscal Year 2012.5" or "FY2012.5".

We pay the costs of soliciting proxies from our stockholders. We have retained Georgeson Inc. to help us solicit proxies. We will pay Georgeson Inc. $24,000 plus reasonable expenses for its services. Our officers may solicit proxies by means other than mail. Our other employees or employees of Georgeson Inc. may also solicit proxies in person or by telephone, mail, or the internet at a cost we expect will be nominal. We will reimburse brokerage firms and other securities custodians for their reasonable expenses in forwarding proxy materials to their principals.

We have a policy of keeping confidential all proxies, ballots, and voting tabulations that identify individual stockholders. Such documents are available for examination only by the inspectors of election, our transfer agent and certain employees associated with processing proxy cards and tabulating the vote. We will not disclose any stockholder's vote except in a contested proxy solicitation or as may be necessary to meet legal requirements.

Our common stock stockholders of record at the close of business on March 11, 2013, are the only people entitled to notice of the annual meeting and to vote at the meeting. At the close of business on March 11, 2013, we had 658,791,626 outstanding shares of common stock, each share being entitled to one vote on each of the twelve director nominees and on each of the other matters to be voted on at the meeting. Our stockholders are the only people entitled to attend the annual meeting. We reserve the right to direct stockholder representatives with the proper documentation to an alternative room to observe the meeting.

All stockholders will need a form of photo identification to attend the annual meeting. If you are a stockholder of record and plan to attend, please detach the admission ticket from the top of your proxy card and bring it with you to the meeting. The number of people we will admit to the meeting will be determined by how the shares are registered, as indicated on the admission ticket. If you are a stockholder whose shares are held by a broker, bank, or other nominee, please request an admission ticket by writing to our office at Archer-Daniels-Midland Company, Shareholder Relations, 4666 Faries Parkway, Decatur, Illinois 62526-5666. Your letter to our office must include evidence of your stock ownership. You can obtain evidence of ownership from your broker, bank, or nominee. The number of tickets sent will be determined by the manner in which shares are registered. If your request is received by April 18, 2013, an admission ticket will be mailed to you. Entities, such as a corporation or limited liability company, that are stockholders may send one representative to the annual meeting and the representative should have a pre-existing relationship with the entity represented. All other admission tickets can be obtained at the registration table located at the James R. Randall Research Center lobby beginning at 7:30 A.M. on the day of the meeting. Stockholders who do not pre-register will only be admitted to the meeting upon verification of stock ownership.

The use of cameras, video or audio recorders or other recording devices in the James R. Randall Research Center is prohibited. The display of posters, signs, banners or any other type of signage by any stockholder in the James R. Randall Research Center is prohibited.

Any request to deviate from the admittance guidelines described above must be in writing, addressed to our office at Archer-Daniels-Midland Company, Secretary, 4666 Faries Parkway, Decatur, Illinois 62526-5666 and received by us by April 18, 2013. We will also have personnel in the lobby of the James R. Randall Research Center beginning at 7:30 A.M. on the day of the meeting to consider special requests.

If you properly execute the enclosed proxy form, your shares will be voted at the meeting. You may revoke your proxy form at any time prior to voting by:

(1) delivering written notice of revocation to our Secretary;

(2) delivering to our Secretary a new proxy form bearing a date later than your previous proxy; or

(3) attending the meeting and voting in person (attendance at the meeting will not, by itself, revoke a proxy).

Under our bylaws, directors are elected by a majority vote in an uncontested election (one in which the number of nominees is the same as the number of directors to be elected) and by a plurality vote in a contested election (one in which the number of nominees exceeds the number of directors to be elected). Because this year's election is an uncontested election, each director nominee receiving a majority of votes cast will be elected (the number of shares voted "for" a director nominee must exceed the number of shares voted "against" that nominee). Approval of each other proposal presented in the proxy statement requires the affirmative vote of the holders of a majority of the outstanding shares of common stock present in person or by proxy at the meeting and entitled to vote. Shares not present at the meeting and shares voting "abstain" have no effect on the election of directors. For the other proposals to be voted on at the meeting, abstentions are treated as shares present or represented and voting, and therefore have the same effect as negative votes. Broker non-votes (shares held by brokers who do not have discretionary authority to vote on the matter and have not received voting instructions from their clients) are counted toward a quorum, but are not counted for any purpose in determining whether a matter has been approved.

Principal Holders of Voting Securities

Based upon filings with the Securities and Exchange Commission ("SEC"), we know that the following stockholders are beneficial owners of more than 5% of our outstanding common stock shares:

Name and Address of Beneficial Owner	Amount	Percent of Class
State Farm Mutual Automobile Insurance Company and related entities One State Farm Plaza Bloomington, IL 61710	56,596,782(1)	8.59
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	33,286,944(2)	5.05

(1) Based on a Schedule 13G filed with the SEC on February 17, 2013, State Farm Mutual Automobile Insurance Company and related entities have shared voting and dispositive power with respect to 302,040 shares and sole voting and dispositive power with respect to 56,294,742 shares.

(2) Based on a Schedule 13G/A filed with the SEC on February 22, 2013, The Vanguard Group has sole voting power with respect to 1,122,981 shares, sole dispositive power with respect to 32,170,018 shares, and shared dispositive power with respect to 1,116,926 shares.

Proposal No. 1 — Election of Directors

Our board of directors has fixed the size of the board at twelve. Unless you provide different directions, we intend for board-solicited proxies (like this one) to be voted for the nominees named below.

All of the nominees proposed for election to the board of directors are presently members of the board and have previously been elected by our stockholders.

If elected, the nominees would hold office until the next annual stockholders' meeting and until their successors are elected and qualified. If any nominee for director becomes unable to serve as a director, the persons named in the proxy may vote for a substitute who will be designated by the board of directors. Alternatively, the board of directors could reduce the size of the board. The board has no reason to believe that any nominee will be unable to serve as a director.

Our bylaws require that each director be elected by a majority of votes cast with respect to that director in an uncontested election (where the number of nominees is the same as the number of directors to be elected). In a contested election (where the number of nominees exceeds the number of directors to be elected), the plurality voting standard governs the election of directors. Under the plurality standard, the number of nominees equal to the number of directors to be elected who receive more votes than the other nominees are elected to the board, regardless of whether they receive a majority of the votes cast. Whether an election is contested or not is determined as of the day before we first mail our meeting notice to stockholders. This year's election was determined to be an uncontested election, and the majority vote standard will apply. If a nominee who is serving as a director is not elected at the annual meeting, Delaware law provides that the director would continue to serve on the board as a "holdover director." However, under our Corporate Governance Guidelines, each director annually submits an advance, contingent, irrevocable resignation that the board may accept if the director fails to be elected through a majority vote in an uncontested election. In that situation, the Nominating/Corporate Governance Committee would make a recommendation to the board about whether to accept or reject the resignation. The board will act on the Nominating/Corporate Governance Committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days after the date the election results are certified. The board will nominate for election or re-election as director, and will elect as directors to fill vacancies and new directorships, only candidates who agree to tender the form of resignation described above. If a nominee who was not already serving as a director fails to receive a majority of votes cast at the annual meeting, Delaware law provides that the nominee does not serve on the board as a "holdover director."

The table below lists the nominees, their ages, positions with our company, principal occupations, current directorships of other publicly-owned companies, directorships of other publicly-owned companies held within the past five years, the year in which each first was elected as a director, and the number of shares of common stock beneficially owned as of March 11, 2013, directly or indirectly. Unless otherwise indicated in the footnotes to the following table, and subject to community property laws where applicable, we believe that each nominee named in the table below has sole voting and investment power with respect to the shares indicated as beneficially owned. Unless otherwise indicated, all of the nominees have been executive officers of their respective companies or employed as otherwise specified below for at least the last five years.

Name, Age, Principal Occupation or Position, Directorships of Other Publicly-Owned Companies	Year First Elected as Director	Common Stock Owned	Percent of Class
Alan L. Boeckmann, 64 Non-Executive Chairman of Fluor Corporation (an engineering and construction firm) from February, 2011 – February, 2012; Chairman and Chief Executive Officer of Fluor Corporation from February, 2002 – February, 2011; Director of Sempra Energy; Director of BHP Billiton and Burlington Northern Santa Fe within the past five years.	2012	8,068(1)	*
George W. Buckley, 66 Chairman of Arle Capital Partners Limited (a private equity partnership) since February, 2012; Chairman of Expro International (an international oil field services company) since June, 2012; Chairman of 3M Company (a diversified technology company) from February, 2012 – June, 2012; Chairman, President and Chief Executive Officer of 3M Company from December, 2005 – February, 2012; Director of Hitachi, Ltd., PepsiCo. and Stanley Black & Decker, Inc.	2008	33,197(1)	*
Mollie Hale Carter, 50 Chairman, Chief Executive Officer and President, Sunflower Bank and Vice President, Star A, Inc. (a farming and ranching operation); Director of Westar Energy, Inc.	1996	12,101,779(2)	1.84
Terrell K. Crews, 57 Executive Vice President, Chief Financial Officer and Vegetable Business Chief Executive Officer of Monsanto Company (an agricultural company) from September, 2007 – November, 2009; Executive Vice President and Chief Financial Officer of Monsanto Company from 2000 – 2007; Director of Rock-Tenn Company and Hormel Foods Corporation; Director of Smurfit-Stone Container Corporation within the past five years.	2011	8,212(3)	*
Pierre Dufour, 57 Senior Executive Vice President of Air Liquide Group (a leading provider of gases for industry, health and the environment) since November, 2007; Executive Vice President of Air Liquide Group since 2002; Director of Air Liquide S.A.	2010	17,347(4)	*
Donald E. Felsinger, 65 Executive Chairman of Sempra Energy (an energy services company) from June, 2011 – December, 2012; Chairman and Chief Executive Officer of Sempra Energy from February, 2006 – June, 2011; President and Chief Operating Officer of Sempra Energy beginning in January, 2005; Director of Northrup Grumman Corporation.	2009	30,136(1)	*
Antonio Maciel Neto, 55 Chief Executive Officer of CAOA Group (a Brazilian vehicle distributor and manufacturer) since March, 2013; Chief Executive Officer of Suzano Papel e Celulose (a Brazilian paper and pulp company) from June, 2006 – January, 2013; President of Ford South America from October, 2003 – April, 2006; President of Ford Brazil from July, 1999 – October, 2003; Director of Marfrig Alimentos S.A.	2006	27,660(1)	*

Name, Age, Principal Occupation or Position, Directorships of Other Publicly-Owned Companies	Year First Elected as Director	Common Stock Owned	Percent of Class
Patrick J. Moore, 58 President and Chief Executive Officer of PJM Advisors, LLC (an investment and advisory firm) since June, 2011; Chief Executive Officer of Smurfit-Stone Container Corporation from June, 2010 – May, 2011; Chairman and Chief Executive Officer of Smurfit-Stone Container Corporation from 2002 – June, 2010; Director of ITT Exelis and Ralcorp Holdings, Inc.; Director of Smurfit-Stone Container Corporation within the past five years(5).	2003	45,733(1)	*
Thomas F. O'Neill, 66 Chairman of the holding company of First Allied (a broker dealer) and Chairman of Ranieri Partners Financial Services Group (a company which acquires and manages financial services companies) since November, 2010; Principal, Sandler O'Neill & Partners, L.P. from 1988 – November, 2010; Director of The Nasdaq OMX Group, Inc. and Misonix, Inc.	2004	33,602(1)	*
Daniel Shih, 61 Deputy Chairman, Executive Director and Chief Strategy Officer of Stella International Holdings Limited (a developer and manufacturer of footwear) since May, 2008; Chairman of PepsiCo (China) Investment Ltd. and President, PepsiCo Beverages, China from October, 2006 – April, 2008.	2012	763(1)	*
Kelvin R. Westbrook, 57 President and Chief Executive Officer of KRW Advisors, LLC (a consulting and advisory firm) since October, 2007; Chairman and Chief Strategic Officer of Millennium Digital Media Systems, L.L.C. (a broadband services company) ("MDM")(6) from approximately September, 2006 – October, 2007; President and Chief Executive Officer of Millennium Digital Media, L.L.C. from May 1997 – October, 2006; Director of Stifel Financial Corp. and Trust Manager of Camden Property Trust; Director of Angelica Corporation within the past five years.	2003	47,058(1)	*
Patricia A. Woertz, 60 Chairman since February 2007; President and Chief Executive Officer since May 2006; previously Executive Vice President of Chevron Corporation (a diversified energy company); Director of The Procter & Gamble Company.	2006	2,243,796(7)	*

* Less than 1% of outstanding shares

(1) Includes only stock units allocated under our Stock Unit Plan for Nonemployee Directors that are deemed to be the equivalent of outstanding shares of common stock for valuation purposes.

(2) Includes 3,065,707 shares held in a family foundation or owned by or in trust for members of Ms. Carter's family, 8,918,000 shares held in a limited partnership and 118,072 stock units allocated under our Stock Unit Plan for Nonemployee Directors.

(3) Includes 760 shares owned individually and 7,452 stock units allocated under our Stock Unit Plan for Nonemployee Directors.

(4) Includes 5,700 shares owned individually and 11,647 stock units allocated under our Stock Unit Plan for Nonemployee Directors.

(5) Smurfit-Stone Container Corporation and its U.S. and Canadian subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in January 2009.

(6) Broadstripe, LLC (formerly MDM) and certain of its affiliates filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in January, 2009, approximately fifteen months after Mr. Westbrook resigned from MDM.

(7) Includes 915,261 shares owned individually or in trust, 1,327,875 shares that are unissued but are subject to stock options exercisable within 60 days and 660 shares allocated under our 401(k) and Employee Stock Ownership Plan.

The Board of Directors recommends a vote FOR the election of the twelve nominees named above as directors. Proxies solicited by the Board will be so voted unless stockholders specify a different choice.

Director Experiences, Qualifications, Attributes and Skills, and Board Diversity

In assessing an individual's qualifications to become a member of the board, the Nominating/Corporate Governance Committee may consider various factors including education, experience, judgment, independence, integrity, availability, and other factors that the Nominating/Corporate Governance Committee deems appropriate. The Nominating/Corporate Governance Committee strives to recommend candidates that complement the current board members and other proposed nominees so as to further the objective of having a board that reflects a diversity of background and experience with the necessary skills to effectively perform the functions of the board and its committees. In addition, the Nominating/Corporate Governance Committee considers personal characteristics of nominees and current board members, including race, gender and geographic origin, in an effort to obtain a diversity of perspectives on the board.

The specific experience, qualifications, attributes and skills that qualify each of our directors to serve on our board are listed below:

Alan L. Boeckmann

Prior to retiring in February, 2012, Mr. Boeckmann served in a variety of engineering and executive management positions during his 35-plus year career with Fluor Corporation, including non-executive Chairman of the Board from 2011-2012, Chairman of the Board and Chief Executive Officer from 2002-2011, and President and Chief Operating Officer from 2001-2002. His tenure with Fluor Corporation included responsibility for global operations and multiple international assignments. Mr. Boeckmann currently serves as a director of Sempra Energy. He has previously served on the boards of BHP Billiton and Burlington-Northern Santa Fe. Mr. Boeckmann has been an outspoken business leader in promoting international standards for business ethics. His extensive board and executive management experience, coupled with his commitment to ethical conduct in international business activities, makes him a valuable addition to our board of directors.

George W. Buckley

Dr. Buckley is Chairman of Arle Capital Partners Limited, a private equity partnership with a portfolio of energy, industrial and service-sector businesses. Dr. Buckley is also currently Chairman of Expro International, an international oil field services company. Previously, Dr. Buckley served as Chairman of 3M Company from February 2012 to June 2012 and as Chairman, President and Chief Executive Officer of 3M Company from December 2005 to February 2012. He previously held executive positions at Brunswick Corp., Emerson Electric Co. and British Railways. Dr. Buckley's Bachelor of Science degree in Electrical and Electronic Engineering and his Doctoral degree in Engineering in joint study at Huddersfield and Southampton Universities, his service as Chairman of the Board, President and Chief Executive Officer of 3M Company, his leadership roles at the Brunswick Corporation, Emerson Electric Co. and British Railways, his skills in business and financial matters and his experience as a director of the public companies listed above, qualify him to serve as a director of the company.

Mollie Hale Carter

Ms. Carter has twenty-five years of business experience in the agricultural sector, including consulting, finance and operations. Ms. Carter also has served since 1995 as the Chairman and/or Chief Executive Officer of a regional financial institution based in Salina, Kansas. Ms. Carter's qualifications to serve as a director of the company include her substantial leadership experience as a chief executive officer, her financial expertise, her service as a director of Westar Energy, Inc., her previous service as a director of Premium Standard Farms, Inc., and her significant experience in the agricultural sector.

Terrell K. Crews

Mr. Crews retired from Monsanto Company in November 2009. He served as Executive Vice President, Chief Financial Officer and Vegetable Business CEO for Monsanto Company from September 2007 to November 2009, and Executive Vice President and Chief Financial Officer from 2000 to 2007. Mr. Crews brings to our board of directors extensive expertise in finance and related functions, as well as significant knowledge of corporate development, agri-business and international operations.

Pierre Dufour

Mr. Dufour is Senior Executive Vice President of Air Liquide Group, the world leader in gases for industry, health and the environment. Having joined Air Liquide in 1997, Mr. Dufour was named Senior Executive Vice President in November 2007. Since January 2010, he has supervised Air Liquide's operations in the Americas, Africa-Middle East and Asia-Pacific zones, while also overseeing, globally, Air Liquide's industrial World Business Lines, Engineering and Construction. Mr. Dufour was elected to the board of Air Liquide S.A. in May, 2012. Mr. Dufour's qualifications to serve as a director of our company include his substantial leadership, engineering, operations management and international business experience.

Donald E. Felsinger

Mr. Felsinger brings extensive experience as a board member, chair and CEO with Fortune 500 companies. Mr. Felsinger retired as Executive Chairman of Sempra Energy on December 1, 2012. His leadership roles at Sempra Energy and other energy companies have allowed him to provide our board of directors with his expertise in mergers and acquisitions, environmental matters, corporate governance, strategic planning, engineering, finance, human resources, compliance, risk management, international business and public affairs. Mr. Felsinger possesses in-depth knowledge of executive compensation and benefits practices and serves as a member of the Compensation/Succession Committee.

Antonio Maciel Neto

Mr. Maciel was named Chief Executive Officer of CAOA Group, a large Brazilian vehicle distributor and manufacturer, in March 2013. Mr. Maciel served as Chief Executive Officer of Suzano Papel e Celulose S/A, one of Latin America's largest vertically integrated producers of paper and eucalyptus pulp, from June 2006 to January 2013. From 1999 to May 2006, Mr. Maciel held various executive positions with Ford Motor Company, including Chief Executive Officer of Ford South America Operations. Mr. Maciel's qualifications to serve on our board of directors include his substantial leadership, international business, environmental and sustainability, engineering, product development and innovations and operations management experience.

Patrick J. Moore

Mr. Moore retired as Chief Executive Officer of Smurfit-Stone Container Corporation in 2011, and held positions of increasing importance at Smurfit-Stone and related companies since 1987. Prior to 1987, Mr. Moore served 12 years at Continental Bank in various corporate lending, international banking and administrative positions. Mr. Moore brings to our board of directors his substantial experience in leadership, banking and finance, strategy development, sustainability and operations management.

Thomas F. O'Neill

Mr. O'Neill has worked on Wall Street since 1972 and, as a founding principal of a nationally-recognized investment bank, he has broad experience in the areas of finance, mergers and acquisitions and business development. Mr. O'Neill specializes in working with financial institutions and his substantial experience in the finance community contributes to his role as a member of the Audit Committee.

Daniel Shih

Mr. Shih has served as Deputy Chairman, Executive Director and Chief Strategy Officer of Stella International Holdings Limited, a company listed on the Main Board of the Hong Kong Stock Exchange, since May, 2008. He previously held executive positions with PepsiCo (China) Investment Ltd. and Motorola (China) Electronic Ltd. Mr. Shih's qualifications to serve as a director of the company include his extensive business experience in Asia and his expertise in business strategy, leadership development, joint ventures and mergers and acquisitions.

Kelvin R. Westbrook

Mr. Westbrook brings legal, media and marketing expertise to the board of directors. He is a former partner of a national law firm, was the President, Chief Executive Officer and co-founder of two large cable television and broadband companies and was or is a member of the board of numerous high-profile companies, including the National Cable Satellite Corporation, better known as C-SPAN. Mr. Westbrook currently serves on the boards of two other public companies and a multi-billion dollar not-for-profit healthcare services company.

Patricia A. Woertz

Prior to joining the company, Ms. Woertz held positions of increasing importance at Chevron Corporation and its predecessor companies. Having started her career as a certified public accountant with Ernst & Ernst, and with a broad range of executive roles at Chevron Corporation and its predecessor companies, Ms. Woertz brings to the board of directors of our company a significant amount of leadership, strategy development, risk management, mergers and acquisitions, international business, marketing, finance and technology experience.

Board Leadership Structure

Our company's board of directors does not have a current requirement that the roles of Chief Executive Officer and Chairman of the Board be either combined or separated, because the board believes it is in the best interests of our company to make this determination based on the position and direction of our company and the constitution of the board and management team. The board regularly evaluates whether the roles of Chief Executive Officer and Chairman of the Board should be combined or separated. The board has determined that having our company's Chief Executive Officer serve as Chairman is in the best interest of our stockholders at this time. The Chief Executive Officer is responsible for the day-to-day management of our company and the development and implementation of our company's strategy, and has access to the people, information and resources necessary to facilitate board function. Therefore, the board believes that combining the roles of Chief Executive Officer and Chairman contributes to an efficient and effective board.

The non-management directors elect a Lead Director at the board's annual meeting. Ms. Carter is currently serving as Lead Director. The board believes that naming an independent Lead Director more accurately reflects the accountability and responsibilities that accompany a non-executive position and does not believe that our stockholders would benefit at this time by having the roles of Chief Executive Officer and Chairman of the Board filled by different individuals. Our Lead Director provides the board with independent leadership and facilitates the independence of the board from management. The duties and responsibilities of the Lead Director are set forth in our Corporate Governance Guidelines as follows: (i) organize, convene and preside over executive sessions of the non-management and independent directors and promptly communicate the messages and directives approved by such directors at each such meeting to the Chairman and Chief Executive Officer; (ii) preside at all meetings of the board at which the Chairman of the Board is not present; (iii) consult with the Chairman and Chief Executive Officer in establishing meeting schedules and agendas, and in determining the information to be forwarded to the directors both in conjunction with such meetings and otherwise; (iv) facilitate communication among the directors and between the board and the Chairman and Chief Executive Officer; (v) serve as an advisor to the board committees, chairmen of the board committees and other directors; and (vi) such other duties and responsibilities as assigned from time-to-time by the non-management directors consistent with the Lead Director's role.

In addition to appointing a Lead Director, our non-management directors facilitate the board's independence by meeting frequently as a group and fostering a climate of transparent communication. The high level of contact between our Lead Director and our Chairman between board meetings and the specificity contained in the board's delegation of authority parameters also serve to foster effective board leadership.

Board Role in Risk Oversight

Management is responsible for day-to-day risk assessment and mitigation activities, and our company's board of directors is responsible for risk oversight, focusing on our company's overall risk management strategy, our company's degree of tolerance for risk and the steps management is taking to manage our company's risks. While the board as a whole maintains the ultimate oversight responsibility for risk management, the committees of the board can be assigned responsibility for risk management oversight of specific areas. The Audit Committee currently maintains responsibility for overseeing our company's enterprise risk management process and regularly discusses our company's major risk exposures, the steps management has taken to monitor and control such exposures, and guidelines and policies to govern our company's risk assessment and risk management processes. The Audit Committee periodically reports to our board of directors regarding significant matters identified with respect to the foregoing. The Nominating/Corporate Governance Committee has the authority to assign oversight of risk areas to specific committees as the need arises.

Management has established an Integrated Risk Management Committee consisting of personnel representing multiple functional and regional areas within our company, with broad oversight of the risk management process. Such committee's responsibilities and objectives include:

- ensuring implementation and maintenance of a process to identify, evaluate and prioritize risks to achievement of our company's objectives;
- ensuring congruence of risk decisions with our company's values, policies, procedures, measurements, and incentives or disincentives;
- supporting the integration of risk assessment and controls into mainstream business processes and decision-making;
- clearly identifying roles and responsibilities across our company in regard to risk assessment and control functions;
- promoting consistency and standardization in risk identification and controls across our company;
- ensuring sufficient information capabilities and information flow to support risk identification and controls and alignment of technology assets;
- regularly evaluating the overall design and operation of the risk assessment and control process, including development of relevant metrics and indicators; and
- reporting regularly to senior management and our board regarding the above-described processes and the most significant risks to our company's objectives.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires our directors and executive officers to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC. Based on our review of Forms 3, 4 and 5 we have received from, or have filed on behalf of, our directors and executive officers, and on written representations from those persons that they were not required to file a Form 5, we believe that, during the six-month transition period ended December 31, 2012, our directors and executive officers complied with all Section 16(a) filing requirements.

Executive Stock Ownership Policy

The board of directors believes that it is important for each member of our senior management to acquire and maintain a significant ownership position in shares of our common stock to further align the interests of senior management with the stockholders' interests. Accordingly, we have adopted a policy regarding ownership of shares of our common stock by senior management. The policy calls for members of senior management to own shares of common stock with a fair market value within a range of one to five times that individual's base salary, depending on each individual's level of responsibility with our company. The stock ownership guidelines applicable to the named executive officers (as defined herein) are set forth below.

Executive	Ownership Guideline as a Multiple of Salary
P. A. Woertz	5x
J. R. Luciano	3x
R. G. Young	3x
D. J. Smith(1)	—
M. J. Jansen	1.5x

(1) Mr. Smith retired as an executive officer and employee of our company effective December 31, 2012.

Executive Officer Stock Ownership

The following table shows the number of shares of our common stock beneficially owned as of March 11, 2013, directly or indirectly, by each of the individuals named in the Summary Compensation Table herein.

Name	Common Stock Beneficially Owned(1)	Options Exercisable Within 60 Days	Percent of Class
P. A. Woertz	2,243,796	1,327,875	*
J. R. Luciano	357,917	38,802	*
R. G. Young	142,329	16,075	*
D. J. Smith(2)	670,852	318,506	*
M. J. Jansen.	198,480	70,417	*

* Less than 1% of outstanding shares

(1) Includes shares allocated to the accounts of the named individuals under our 401(k) and Employee Stock Ownership Plan and, pursuant to SEC rules, stock options exercisable within 60 days.

(2) Mr. Smith's information is reported as of December 31, 2012.

Common stock beneficially owned as of March 11, 2013 by all directors, director nominees and executive officers as a group, numbering 33 persons including those listed above, except for Mr. Smith, is 16,983,939 shares representing 2.58% of the outstanding shares, of which 363,388 shares represent stock units allocated under our Stock Unit Plan for Nonemployee Directors, 2,230,612 shares are unissued but are subject to stock options exercisable within 60 days and no shares are subject to pledge.

Independence of Directors

NYSE Independence

The listing standards of the New York Stock Exchange, or NYSE, require companies listed on the NYSE to have a majority of "independent" directors. Subject to certain exceptions and transition provisions, the NYSE standards generally provide that a director will qualify as "independent" if the board affirmatively determines that he or she has no material relationship with our company other than as a director, and will not be considered independent if:

(1) the director or a member of the director's immediate family is, or in the past three years has been, one of our executive officers or, in the case of the director, one of our employees;

(2) the director or a member of the director's immediate family has received during any 12-month period within the last three years more than $120,000 per year in direct compensation from us other than for service as a director, provided that compensation received by an immediate family member for service as a non-executive officer employee is not considered in determining independence;

(3) the director or an immediate family member is a current partner of one of our independent auditors, the director is employed by one of our independent auditors, a member of the director's immediate family is employed by one of our independent auditors and personally works on our audits, or the director or a member of the director's immediate family was within the last three years an employee of one of our independent auditors and personally worked on one of our audits;

(4) the director or a member of the director's immediate family is, or in the past three years has been, employed as an executive officer of a company where one of our executive officers at the same time serves or served on the compensation committee; or

(5) the director is a current employee of, or a member of the director's immediate family is an executive officer of, a company that makes payments to, or receives payments from, us in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of such other company's consolidated gross revenues.

Bylaw Independence

Section 2.8 of our bylaws also provides that a majority of the board of directors be comprised of independent directors. Under our bylaws, an "independent director" means a director who:

(1) is not a current employee or a former member of our senior management or the senior management of one of our affiliates;

(2) is not employed by one of our professional services providers;

(3) does not have any business relationship with us, either personally or through a company of which the director is an officer or a controlling shareholder, that is material to us or to the director;

(4) does not have a close family relationship, by blood, marriage, or otherwise, with any member of our senior management or the senior management of one of our affiliates;

(5) is not an officer of a company of which our Chairman or Chief Executive Officer is also a board member;

(6) is not personally receiving compensation from us in any capacity other than as a director; and

(7) does not personally receive or is not an employee of a foundation, university, or other institution that receives grants or endowments from us, that are material to us, the recipient, or the foundation/ university/institution.

The board of directors has reviewed business and charitable relationships between us and each non-employee director and director nominee to determine compliance with the NYSE and bylaw standards described above and to evaluate whether there are any other facts or circumstances that might impair a director's or nominee's independence. Based on that review, the board has determined that eleven of its twelve current members, Dr. Buckley, Messrs. Boeckmann, Crews, Dufour, Felsinger, Maciel, Moore, O'Neill, Shih and Westbrook, and Ms. Carter, are independent. Ms. Woertz is not independent under the NYSE or bylaw standards because of her employment with us.

In determining that Mr. Boeckmann is independent, the board considered that, in the ordinary course of business, Sempra Energy, of which Mr. Boeckmann is a director, sold utility services to our company, on an arms-length basis during the six-month period ended December 31, 2012. The board determined that Mr. Boeckmann does not have a direct or indirect material interest in such transactions and that such transactions do not otherwise impair Mr. Boeckmann's independence.

In determining that Dr. Buckley is independent, the board considered that, during the six-month period ended December 31, 2012, Stanley Black & Decker, of which Dr. Buckley is a director, sold certain repair and maintenance supplies to our company, that Hitachi Ltd., of which Dr. Buckley is a director, sold certain parts and equipment to our company, and that Pepsico, of which Dr. Buckley is a director, purchased certain commodity products from, and sold certain soft drink products to, our company. All such transactions were in the ordinary course of business and on an arms-length basis. The board determined that Dr. Buckley does not have a direct or indirect material interest in such transactions and that such transactions do not impair Dr. Buckley's independence.

In determining that Ms. Carter is independent, the board considered that, during a portion of the six-month period ended December 31, 2012, Ms. Carter's brother was employed by our company in a non-executive officer capacity as a compliance auditor at total annual compensation less than $120,000. The board determined that Ms. Carter does not have a direct or indirect material interest in such employment relationship and that such employment relationship does not otherwise impair Ms. Carter's independence. Also in determining that Ms. Carter is independent, the board considered that, during the six-month period ended December 31, 2012, the company purchased utility services from Westar Energy Inc. in the ordinary course of business and on an arms-length basis. Ms. Carter is a director of Westar Energy Inc. The board determined that Ms. Carter does not have a direct or indirect material interest in such utility transactions, and that such utility transactions do not otherwise impair Ms. Carter's independence.

In determining that Mr. Crews is independent, the board considered that, in the ordinary course of business, Rock-Tenn Company, of which Mr. Crews is a director, purchased certain commodity products from our company and sold certain supplies to our company and that Hormel Foods Corporation, of which Mr. Crews is a director, purchased certain commodity products from our company, all on an arms-length basis during the six-month period ended December 31, 2012. The board determined that Mr. Crews does not have a direct or indirect material interest in such transactions and that such transactions do not otherwise impair Mr. Crews' independence.

In determining that Mr. Dufour is independent, the board considered that, in the ordinary course of business, Air Liquide Group, of which Mr. Dufour is Senior Executive Vice President and a director, sold certain supplies and commodity products to our company on an arms-length basis during the six-month period ended December 31, 2012. The board determined that this arrangement did not exceed the NYSE's threshold of 2% of Air Liquide Group's consolidated gross revenues, that Mr. Dufour does not have a direct or indirect material interest in such transactions, and that such transactions do not otherwise impair Mr. Dufour's independence.

In determining that Mr. Felsinger is independent, the board considered that, in the ordinary course of business, Sempra Energy, of which Mr. Felsinger was Executive Chairman for a portion of the six-month period ended December 31, 2012, sold utility service to our company, on an arms-length basis during such period. The board determined that this arrangement did not exceed the NYSE's threshold of 2% of Sempra Energy's consolidated gross revenues, that Mr. Felsinger does not have a direct or indirect material interest in such transactions, and that such transactions do not otherwise impair Mr. Felsinger's independence.

In determining that Mr. Moore is independent, the board considered that, in the ordinary course of business, Ralcorp Holdings, Inc., of which Mr. Moore is a director, purchased certain commodity products from our company, on an arms-length basis during the six-month period ended December 31, 2012. The board determined that Mr. Moore does not have a direct or indirect material interest in such transactions, and that such transactions do not otherwise impair Mr. Moore's independence.

In determining that Mr. Westbrook is independent, the board considered that, in the ordinary course of business, Stifel Financial Corp., of which Mr. Westbrook is a director, provided certain brokerage services to our company and that BJC Healthcare, of which Mr. Westbrook is a director, provided certain medical services to our company, all on an arms-length basis during the six-month period ended December 31, 2012. The board determined that Mr. Westbrook does not have a direct or indirect material interest in such transactions and that such transactions do not otherwise impair Mr. Westbrook's independence.

Corporate Governance Guidelines

The board has adopted corporate governance guidelines that govern the structure and functioning of the board and set-out the board's policies on governance issues. The guidelines, along with the written charters of each of the committees of the board and our bylaws, are posted on our internet site, *www.adm.com,* and are available free of charge on written request to Secretary, Archer-Daniels-Midland Company, 4666 Faries Parkway, Decatur, Illinois 62526-5666.

Executive Sessions

In accordance with our corporate governance guidelines, the non-management directors meet in executive session at least quarterly. If the non-management directors include any directors who are not independent pursuant to the board's determination of independence, at least one executive session includes only independent directors. The Lead Director, or in his or her absence, the chairman of the Nominating/Corporate Governance Committee, presides at such meetings. The non-management directors met in executive session twice during Fiscal Year 2012.5.

Board Meetings and Attendance at Annual Meetings of Stockholders

During the six-month period ended December 31, 2012, our board of directors held five meetings. All incumbent directors, other than Dr. Buckley and Mr. O'Neill, attended 75% or more of the combined total meetings of the board and the committees on which they served during such period. Dr. Buckley and Mr. O'Neill were unable to attend 75% of such meetings due to travel and communications difficulties caused by Hurricane Sandy and due to the low number of meetings held during the six-month period ended December 31, 2012 as compared to the number of meetings held during a full fiscal year. With respect to the 2012 calendar year, each of Dr. Buckley and Mr. O'Neill attended 75% or more of the combined total meetings of the board and the committees on which they served. We expect all director nominees to attend the annual stockholders' meeting. All director nominees standing for election at our last annual stockholders' meeting held on November 1, 2012, other than Dr. Buckley and Mr. O'Neill, attended that meeting.

Information Concerning Committees and Meetings

The board's standing committees are the Audit, Compensation/Succession, Nominating/Corporate Governance, and Executive Committees. Each committee operates pursuant to a written charter adopted by the board, available on our internet site, *www.adm.com.*

Audit Committee

The Audit Committee consists of Mr. Crews, Chairman, Mr. Dufour, Mr. O'Neill, Mr. Maciel and Mr. Moore. The Audit Committee met five times during the six-month period ended December 31, 2012. All of the members of the Audit Committee were determined by the board to be independent directors, as that term is defined in our bylaws, in the NYSE listing standards and in Section 10A of the Exchange Act. No director may serve as a member of the Audit Committee if such director serves on the audit committees of more than two other public companies unless the board determines that such service would not impair such director's ability to serve effectively on the Audit Committee. The Audit Committee reviews:

(1) the overall plan of the annual independent audit;

(2) financial statements;

(3) the scope of audit procedures;

(4) the performance of our independent auditors and internal auditors;

(5) the auditors' evaluation of internal controls;

(6) matters of legal and regulatory compliance;

(7) the performance of our company's compliance function; and

(8) certain relationships and related transactions.

Compensation/Succession Committee

The Compensation/Succession Committee consists of Mr. Westbrook, Chairman, Mr. Boeckmann, Dr. Buckley, Ms. Carter, and Mr. Felsinger. The Compensation/Succession Committee met four times during the six-month period ended December 31, 2012. All of the members of the Compensation/Succession Committee were determined by the board to be independent directors, as that term is defined in our bylaws and in the NYSE listing standards. The Compensation/Succession Committee:

(1) establishes and administers a compensation policy for senior management;

(2) reviews and approves the compensation policy for all of our employees and our subsidiaries other than senior management;

(3) approves all compensation elements with respect to our executive officers and all employees with a base salary of $500,000 or more;

(4) reviews and monitors our financial performance as it affects our compensation policies or the administration of those policies;

(5) establishes and reviews a compensation policy for non-employee directors;

(6) reviews and monitors our succession plans;

(7) approves awards to employees pursuant to our incentive compensation plans; and

(8) approves modifications in the employee benefit plans with respect to the benefits salaried employees receive under such plans.

All of the Compensation/Succession Committee's actions are reported to the board of directors and, where appropriate, submitted to the board of directors for ratification. Members of management attend meetings of the committee and make recommendations to the committee regarding compensation for officers other than the Chief Executive Officer. In determining the Chief Executive Officer's compensation, the committee considers the evaluation prepared by the non-management directors.

In accordance with the General Corporation Law of Delaware, the committee may delegate to one or more officers the authority to grant stock options to other officers and employees who are not directors or executive officers, provided that the resolution authorizing this delegation specify the total number of options that the officer or officers can award. The charter for the Compensation/Succession Committee also provides that the committee may form subcommittees and delegate tasks to them.

For additional information on the responsibilities and activities of the Compensation/Succession Committee, including the committee's processes for determining executive compensation, see the section of this proxy statement entitled "Compensation Discussion and Analysis".

Nominating/Corporate Governance Committee

The Nominating/Corporate Governance Committee consists of Mr. Maciel, Chairman, and Mr. Boeckmann, Mr. Felsinger Mr. Shih, and Mr. Westbrook. The Nominating/Corporate Governance Committee met twice during the six-month period ended December 31, 2012. All of the members of the Nominating/Corporate Governance Committee were determined by the board to be independent directors, as that term is defined in our bylaws and in the NYSE listing standards. The Nominating/Corporate Governance Committee:

(1) identifies individuals qualified to become members of the board, including evaluating individuals appropriately suggested by stockholders in accordance with our bylaws;

(2) recommends individuals to the board for nomination as members of the board and board committees;

(3) develops and recommends to the board a set of corporate governance principles applicable to the company; and

(4) leads the evaluation of the directors, the board and board committees.

The Nominating/Corporate Governance Committee will consider nominees recommended by a stockholder provided the stockholder submits the nominee's name in a written notice delivered to our Secretary at our principal executive offices not less than 60 nor more than 90 days prior to the anniversary date of the immediately preceding annual stockholders' meeting. However, if the annual meeting is called for a date that is not within 30 days before or after such anniversary date, the notice must be received at our principal executive offices not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made (whichever first occurs). Different notice delivery requirements may apply if the number of directors to be elected at an annual meeting is being increased, and we do not make a public announcement naming all of the nominees or specifying the size of the increased board at least 100 days prior to the first anniversary of the preceding year's annual meeting. Any notice of a stockholder nomination must set forth the information required by Section 1.4(c) of our bylaws, and must be accompanied by a written consent from the proposed nominee to being named as a nominee and to serve as a director if elected, and a written statement from the proposed nominee as to whether he or she intends, if elected, to tender the contingent, irrevocable resignation that would become effective should the individual fail to receive the required vote for re-election at the next meeting of stockholders. All candidates, regardless of the source of their recommendation, are evaluated using the same criteria.

Executive Committee

The Executive Committee consists of Ms. Woertz, Chairman, Ms. Carter, Lead Director, and Mr. Moore. The Executive Committee met twice during the six-month period ended December 31, 2012. The Executive Committee acts on behalf of the board to determine matters which, in the judgment of the Chairman of the Board, do not warrant convening a special board meeting but should not be postponed until the next scheduled board meeting. The Executive Committee exercises all the power and authority of the board in the management and direction of our business and affairs except for matters which are expressly delegated to another board committee and matters that cannot be delegated by the board under applicable law, our certificate of incorporation, or our bylaws.

Communications with Directors

We have approved procedures for stockholders and other interested parties to send communications to individual directors or the non-employee directors as a group. You should send any such communications in writing addressed to the applicable director or directors in care of the Secretary, Archer-Daniels-Midland Company, 4666 Faries Parkway, Decatur, Illinois 62526-5666. All correspondence will be forwarded to the intended recipient(s).

Code of Conduct

The board has adopted a Code of Conduct that sets forth standards regarding matters such as honest and ethical conduct, compliance with law, and full, fair, accurate, and timely disclosure in reports and documents that we file with the SEC and in other public communications. The Code of Conduct applies to all of our employees, officers, and directors, including our principal executive officer, principal financial officer, and principal accounting officer. The Code of Conduct is available at our internet site, *www.adm.com,* and is available free of charge on written request to Secretary, Archer-Daniels-Midland Company, 4666 Faries Parkway, Decatur, Illinois 62526-5666. Any amendments to certain provisions of the Code of Conduct or waivers of such provisions granted to certain executive officers will be promptly disclosed on our internet site.

Compensation Discussion and Analysis

Introduction and Executive Summary

This Compensation Discussion and Analysis explains the process the Compensation/Succession Committee uses to determine compensation and benefits for our named executive officers ("NEOs") and provides a detailed description of those programs.

In 2012, we made the decision to transition to a calendar fiscal year. As part of this transition, we implemented a six-month financial and compensation period from July 1, 2012 through December 31, 2012, hereinafter referred to as "FY2012.5". As such, FY2012.5 reflects a partial year when considering our company performance and NEO pay.

This discussion focuses on the compensation provided to our NEOs during FY2012.5, who were:

Name	Title
P.A. Woertz	Chairman, Chief Executive Officer and President ("CEO")
J.R. Luciano	Executive Vice President and Chief Operating Officer ("COO")
R.G. Young	Senior Vice President and Chief Financial Officer ("CFO")
D.J. Smith	Executive Vice President (retired on December 31, 2012)
M.J. Jansen	Senior Vice President and President — Global Oilseeds

How Pay is Tied to Company Performance

Our business objectives are the foundation for our compensation programs. We believe, and our compensation programs support, that as an employee's level in the organization or level of responsibility increases, so should the proportion of performance-based compensation. As such, our executive compensation programs closely tie pay to performance and will only deliver competitive levels of compensation if we achieve our goals and enhance shareholder value.

FY2012.5 Financial and Operating Performance

In FY2012.5, the Company delivered solid results in a challenging business environment. Our team managed well despite challenges from the U.S. drought and from persistent, negative margins in the ethanol industry. Our results in Oilseeds and Agricultural Services demonstrate the ability of our people to manage our global asset network, to prepare for and manage in a range of market conditions. We continue to focus on better aligning our portfolio of businesses and enhancing our efficiencies. Our specific performance highlights included:

- Adjusted EBITDA of $1.675 billion;
- Strong focus on returns, which resulted in $150M run rate savings from global workforce restructuring and unlocking $1 billion in working cash;
- Increased profits in Oilseeds Processing and Agricultural Services; and
- Reduction in net debt balances to their lowest levels since June 2010.

How Business Performance Determines Executive Compensation

The following charts illustrate the directional relationship between Company performance, based on three key metrics, and the compensation of our Chairman, Chief Executive Officer and President in FY2011, FY2012 and FY2012.5. These key metrics, Adjusted EBITDA, Adjusted ROIC and total shareholder return ("TSR"), were chosen because they correlate with and are reflective of long-term stockholder value.



Adjusted EBIDTA ($ Billion)
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
$4.65
$3.46
$1.68
FY2011
FY2012
FY2012.5



Adjusted ROIC
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
8.90%
6.20%
6.20%
FY2011
FY2012
FY2012.5



Fiscal-Year TSR
20.00%
15.00%
10.00%
5.00%
0.00%
-5.00%
-10.00%
19.11%
0.14%
-6.00%
FY2011
FY2012
FY2012.5



CEO Pay ($ Million)[1]
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
$11.32
$9.49
$5.49
FY2011
FY2012
FY2012.5

1 — Pay is defined as base salary paid in the year and annual and long-term incentives earned in the year (but granted the following year). All figures for FY2012.5 represent a six-month period.

FY2012.5 NEO Earned Incentive Compensation

In FY2012.5, we achieved financial performance of $1.675 billion of Adjusted EBITDA and Adjusted ROIC that was 90 basis points above our weighted average cost of capital. This performance, under our new, simpler incentive award formula led to a cash bonus award of 75.0% of target for the NEOs. The Compensation/Succession Committee subsequently can make adjustments to this award within a range of -20% to +20% based on its assessment of individual and group performance (the "individual multiplier"). For FY2012.5 performance, the Compensation/Succession Committee elected to award the CEO, COO and CFO the same individual multiplier in recognition of their collective efforts as an executive management team and their contribution to our success. The Compensation/Succession Committee incorporated its and the full Board's assessment of our CEO's performance and our full company performance when approving Ms. Woertz's individual multiplier. Mr. Jansen's individual multiplier reflects his contributions to the performance of his business unit. Mr. Smith received an individual multiplier of 1.0 due to his retirement in FY2012.5.

The individual multipliers for our NEOs for FY2012.5 are as follows:

- P.A. Woertz — 1.15
- J.R. Luciano — 1.15
- R.G. Young — 1.15
- D.J. Smith — 1.0
- M.J. Jansen — 1.2

The Compensation/Succession Committee granted long-term incentive ("LTI") awards for FY2012.5 at a base level, reflecting its assessment of our relative performance for the three-year period ended December 31, 2012. The Committee considers multiple performance factors, including an assessment of our three-year TSR compared to the S&P 100 Industrials, as well as other comparators. These awards were granted in early 2013 and will appear in our next year's Summary Compensation Table. Because FY2012.5 was a partial year, these LTI awards were pro-rated to half of the full-year award value. The LTI awards granted in August 2012, which were based on three full fiscal years of performance ended June 30, 2012, are shown in this year's Summary Compensation Table.

Our change in fiscal year creates some fluctuations in comparing performance and pay levels across years. In our discussions of pay levels for FY2012.5, we have, as in prior fiscal years, identified the actual pay for the period as pay earned in the period, which was pro-rated for the six-month performance period.

In future years' disclosures, as full fiscal year data are also reported and compared to this partial year, we will explain the volatility that is related to this timing shift, separate from the discussion of volatility that is inherent in our pay program due to its strong alignment with our financial performance. In the table below, we illustrate the fluctuations in reported compensation levels that we expect related to our change in fiscal year end. Because future pay decisions have not yet been made, the illustration uses award levels shown as a percent of annualized target values for a hypothetical individual and not a specific NEO.


Earned Compensation
$1,800,000
$1,600,000
$1,400,000
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
2012
2012.5
2013
2014
Compensation as reported in Summary Compensation Table
Salary
Annual Cash Incentive
Long-Term Incentive

CEO Realizable Pay

To further illustrate the alignment of our compensation program with business performance, with an emphasis on stockholder value creation, we considered the relationship between pay opportunity and realizable pay. While most of the required compensation disclosures represent the awards that *may be earned,* realizable pay considers actual earnings based on performance. For this purpose, realizable pay means the sum of salary, actual cash bonus paid for each fiscal year, the current "in the money" value of stock options granted in the year and the current market value of restricted stock granted in the year. For each year below, the equity awards granted in each fiscal year are presented at their current realizable value, which is based on the December 31, 2012 closing price.

The following graph shows the realizable pay of Ms. Woertz, our CEO, for each of the fiscal years ended June 30, 2009, 2010, 2011, 2012 and for the six-month period ended December 31, 2012, and the correlation with the indexed TSR of our common stock on these dates. As the chart indicates:

- Ms. Woertz's awarded total direct compensation has declined during the past three years, based on our company performance, including our TSR with respect to relevant comparisons.
- Ms. Woertz's *realizable pay* is only a portion of the granted award value. Because the largest portion of her compensation opportunity is provided in the form of equity, of which 50% has been in the form of stock options that have zero value if share price does not increase, Ms. Woertz's compensation has been directly aligned with the interests of our stockholders and stockholder value.

CEO Realizable Pay Is Aligned With Stock Price



$16,000,000
$14,000,000
$12,000,000
$10,000,000
$8,000,000
$6,000,000
$4,000,000
CEO Realizable Pay
$30.00
$29.00
$28.00
$27.00
$26.00
$25.00
$24.00
$23.00
$22.00
FYE Dividend-Adjusted Stock Price
FY2009
FY2010
FY2011
FY2012
FY2012.5
Woertz Realizable Pay
Woertz Total Direct Compensation (Grant Value)
FYE Dividend-Adjusted Stock Price

Results of 2012 Advisory Vote to Approve Executive Compensation

At the 2012 Annual Meeting of Stockholders, we held our second advisory vote on executive compensation. Approximately 90% of the votes cast were in favor of this advisory proposal. The Compensation/Succession Committee considered this favorable outcome, and the favorable outcome of the prior, inaugural vote, and believed it conveyed our stockholders' support of the Compensation/Succession Committee's decisions and the existing executive compensation programs. As a result, the changes the Compensation/Succession Committee made to the structure of our compensation programs were focused on further enhancing transparency and stockholder value. At the 2013 Annual Meeting of Stockholders, we will again hold an annual advisory vote to approve executive compensation. The Compensation/ Succession Committee will continue to consider the results from this year's and future advisory votes on executive compensation.

Program Design

The objectives of our executive compensation program are to:

- Attract and retain a strong executive team and motivate them to develop leadership and successors;
- Align the interests of the NEOs with those of our stockholders;
- Encourage a culture of pay-for-performance by requiring sufficient financial performance before awards may be earned and directly tying awards to quantifiable performance;
- Encourage and reward current business results through cash salaries and performance-based annual cash incentives;
- Reward sustained performance by granting equity and maintaining ownership guidelines; and
- In total, provide competitive total compensation opportunities.

Our executive compensation program is built on a structure that balances short and long term performance:

- Salaries generally target the median of companies of similar scope, complexity and business environment;
- Our annual cash incentive program is based on two key measures of financial performance; and
- The size of our long-term incentive program awards is based on our ability to drive stockholder value over a three-year period. The awards have generally been granted using a mix of stock options and restricted stock to continue the alignment of the interests of our NEOs and stockholders. Beginning with awards granted in 2013, we have added performance stock units to this mix.

We pay an annual cash incentive only if our company's overall performance warrants. Our annual cash incentive program emphasizes company-wide performance objectives to encourage the executives to focus on overall company success and leadership to generate the most value across the entire company. Our assessment of company performance is directly tied to stockholder expectations by ensuring the delivery of threshold levels of Adjusted EBITDA and Adjusted ROIC before awards may be earned (see Annex A — "Definition and Reconciliation of Non-GAAP Measures"). Individual performance and the Compensation/Succession Committee's informed judgment are incorporated to ensure actual awards appropriately reflect our operating environment and individual executive contributions.

Our LTI program is designed to reward sustained performance based on a review of three years of performance. The Compensation/Succession Committee conducts a thorough assessment of multi-year performance incorporating perspective on company and market factors, including relative and absolute stockholder return and strategic, operating, and financial milestones, when determining the portion of an executive's target award that should be granted, but focuses largely on our TSR performance compared to the S&P 100 Industrials. The Compensation/Succession Committee, based on its assessment of the prior three years of performance, awarded LTI awards in August 2012 at the base award level upon completion of fiscal year 2012. These awards were granted in FY2012.5 and, as required by the SEC, appear in the FY2012.5 Summary Compensation Table. Pro-rated LTI awards were also granted for FY2012.5 to reflect one-half year of service and relative TSR performance from January 1, 2010 — December 31, 2012. The Committee elected to award these grants at the base level to maintain alignment with stockholders and help to retain our executive talent.

However, these awards are below the targeted competitive compensation due to our below-median TSR. These adjusted FY2012.5 awards will appear in next year's proxy statement as grants made in 2013 even though they are reflective of prior performance.

Executive Compensation Best Practices

We annually review all elements of NEO pay and, where appropriate for our business objectives and our stockholders, may make changes to incorporate and maintain current best practices.

On-going Best Practices:

- A clawback policy covering all cash and equity incentives of NEOs and certain other senior executives;
- A clawback provision in agreements for long-term incentives that provides for the forfeiture or recovery of prior awards for a broad range of reasons for all employees;
- A Compensation/Succession Committee comprised solely of independent directors;
- A regular review of stockholder advisory groups' guidelines and policies, including regular dialogue with these groups, to ensure executive pay programs appropriately consider stockholder interests;
- A regular, independent review of our compensation programs by an outside consultant to assess risk;
- A consistent, company-wide rewards strategy that utilizes the same company-wide performance metrics for all employees;
- Stock ownership guidelines for NEOs and additional senior leaders;
- An active, detailed role for the Compensation/Succession Committee in determining equity award grant structure and value;
- An independent compensation consultant retained by, and which reports to, the Compensation/Succession Committee and has no other business with the company;
- Regular briefings from the compensation consultant regarding key trends;
- Annual reviews of our comparator groups;
- An annual review of CEO performance;
- An annual review of NEO performance;
- No individual employment agreements for NEOs, with the exception of our CEO;
- Non-compete provisions for retirees to be eligible to receive future equity award vesting;
- No change-in-control tax gross-ups, with the exception of that provided in the original employment agreement with our CEO;
- No dividends paid on unvested performance-based awards;
- Limited perquisites—no clubs, financial planning or tax reimbursement for perquisites, except for relocation expenses as applies to all employees. In FY2012, we eliminated most of our perquisites, with the exception of an executive physical, automobile benefit and limited personal use of company aircraft as approved by our CEO, although our CEO will continue to be required to utilize the company aircraft for travel, in addition to a home security system for personal security;
- Eliminated for our CEO, COO and CFO, at their request, their automobile benefit[1];
- A policy that prohibits executives and directors from hedging of the Company's securities; and

1 — During FY2012.5, two NEOs received a company automobile. Mr. Jansen, like all Business Unit heads, was eligible during FY2012.5 for a company-provided automobile. Until his retirement on December 31, 2012, Mr. Smith also received a company automobile.

- A policy that requires executives and directors to review any pledging of Company securities with the Company's General Counsel prior to engaging in such activity; and that prohibits pledging by executives and directors who have not met stock ownership guidelines.

Oversight of Executive Compensation

What is the Role of the Compensation/Succession Committee?

The Compensation/Succession Committee is composed solely of independent directors and is responsible to the board of directors and our stockholders for establishing our compensation philosophy and establishing and administering our compensation policies and programs consistent with this philosophy. The Compensation/ Succession Committee's responsibilities are set forth in the Compensation/Succession Committee's charter, which is available on the investor relations section of our website. Additional information regarding the Compensation/Succession Committee's authority to determine compensation can be found herein under the caption "Compensation/Succession Committee."

What is the Role of the Board?

The board approves the company's business plan, which is one of the factors used to set financial business objectives for the annual cash incentive plan. The non-management directors establish and approve all performance criteria for evaluating the CEO and annually evaluate the performance of the CEO based on these criteria. The non-management directors also ratify the CEO's compensation. When asked by the Compensation/ Succession Committee, the board can also provide input and ratification on any additional compensation-related issues. The board also conducts an annual review of the company's performance.

What is the Role of the Compensation/Succession Committee Consultant?

The Compensation/Succession Committee retained Pay Governance LLC as its independent executive compensation consultant. Pay Governance provides no other services to the company. The independent compensation consultant reports directly to the Compensation/Succession Committee, and provides the Compensation/Succession Committee with objective and expert analyses and independent advice on executive and director compensation, and other matters in support of the Compensation/Succession Committee's responsibilities under its charter. Each Compensation/Succession Committee meeting includes an executive session where the Compensation/Succession Committee meets exclusively with the independent consultant; company management is not included in these meetings. Outside of these meetings, the independent consultant interacts with our management team solely on behalf of the Compensation/Succession Committee to assist the Compensation/Succession Committee in fulfilling its duties and responsibilities. The Compensation/Succession Committee will only retain consultants that it believes will provide independent advice. The Compensation/ Succession Committee has assessed the independence of Pay Governance pursuant to the SEC's and NYSE's rules and concluded that the work Pay Governance has performed does not raise any conflict of interest.

What are the Roles of Executives?

To assist the Compensation/Succession Committee in determining compensation for the other NEOs, our CEO participates in discussions with the Compensation/Succession Committee regarding the officers' performance and compensation. She provides the Compensation/Succession Committee with her assessment of the NEOs' performance, both as individuals and with respect to the functions or business units they oversee. She also recommends to the Compensation/Succession Committee, but does not determine or vote on, the specific amount of compensation that should be paid to the other NEOs.

Our Senior Vice President of Human Resources administers all employee compensation and benefits programs, with oversight and supervision by the Compensation/Succession Committee. He prepares the majority of the materials for the Compensation/Succession Committee meetings and provides analyses that assist the

Compensation/Succession Committee with its decisions, such as summaries of competitive market practices, summaries of our succession planning actions, and reports regarding our company's performance. In addition, throughout the year, he facilitates meetings with management to help the Compensation/Succession Committee gain a better understanding of company performance. He ensures that the Compensation/Succession Committee is provided a rigorous assessment of year-to-date performance at each Compensation/Succession Committee meeting. At the direction of the Chairman, our Senior Vice President of Human Resources involves other members of management in portions of the Compensation/Succession Committee meetings to participate in discussions related to company and individual performance and our compensation and benefit programs. Our executives leave meetings during discussions of individual compensation actions affecting them personally and during all executive sessions, unless requested to attend by the Compensation/Succession Committee.

How Do the Committee's Decisions Incorporate Our Executive Compensation Objectives?

1. *Alignment of Executive and Stockholder Interests.* We believe that a substantial portion of total compensation should be delivered in the form of equity in order to align the interests of our NEOs with the interests of our stockholders. In FY2012.5, on average for our NEOs participating in our standard executive compensation programs for the full year, 65% of actual total direct compensation was in the form of equity. These awards were determined primarily based on our three-year TSR, compared to the S&P 100 Industrials. Restricted stock awards typically vest three years from the date of grant and stock options typically vest over five years. We also include a clawback provision in agreements for long-term incentive awards that not only enables us to recover awards if the recipient engages in prohibited conduct, but also makes awards subject to any clawback policy involving the restatement of our earnings.

2. *Enable Us to Attract and Retain Top Executive Talent.* Stockholders are best served when we can attract, retain and motivate talented executives with compensation packages that are competitive and fair. Our compensation program for NEOs delivers salary, annual cash incentive and long-term incentive generally targeted at the median of the market. The Compensation/Succession Committee used input from management and from its independent compensation consultant to select comparator groups of companies. The use of multiple comparator groups allows the Compensation/Succession Committee to understand compensation levels for talent across a broad marketplace. We utilize three comparator groups ranging from a broad general industry group based on revenue scope to a custom industry group. When selecting these groups, we considered industry, business complexity and size. We believe that these comparator groups, used together, provide a composite view of the competitive market in which our company competes for executive talent. In addition to the market data points gathered through this analysis, the Compensation/Succession Committee considers individual and corporate performance, roles and responsibilities, growth potential and other qualitative factors when establishing executive pay levels. Each year, management and the Compensation/Succession Committee evaluate the comparator groups to ensure each group remains applicable. Any changes are carefully assessed in an effort to maintain continuity from year to year. No changes in the identity of the comparator groups were made for FY2012.5. However, we clarified our rationale for utilizing these peer groups as well as their roles in determining compensation. In the future, we anticipate changes may be necessary to accommodate transaction activity among certain companies. The comparator groups are:

    - Our primary comparator group is comprised of the constituents of the S&P 100 Industrials Index. As a large, global company engaged in multiple lines of business, our competition for talent, business and investment is broad. The S&P 100 Industrials companies provide a defined, broad sample of large companies facing business dynamics similar to our company. These companies, as of August 2012 when FY2012.5 pay decisions were made, are: 3M Co., Abbott Laboratories, Accenture plc, Aetna Inc., Alcoa, Inc., Amazon.com Inc., Amerisource Bergen, Apple Inc., AT&T, Inc., Baker Hughes Incorporated, Best Buy Co. Inc., Bristol-Myers Squibb, Cardinal Health, Inc., Caterpillar Inc., CenturyLink, Inc., Chevron Corporation, Cigna Corp., Cisco

Systems, Inc., Comcast Corporation, ConocoPhillips, Costco Wholesale Corporation, Cummins Inc., CVS Caremark Corporation, Deere & Company, Dell Inc., DIRECTV, E. I. du Pont de Nemours and Company, Eli Lilly & Co., EMC Corporation, Emerson Electric Co., Express Scripts Holding, Exxon Mobil Corporation, Fluor Corporation, Ford Motor Co., General Dynamics Corp., General Electric Company, Goodyear Tire & Rubber, Google Inc., Halliburton Company, Hess Corporation, Hewlett-Packard Company, Honeywell International Inc., Humana Inc., Intel Corporation, International Business Machines Corporation, International Paper Company, Johnson & Johnson, Johnson Controls Inc., Kimberly-Clark Corporation, Kohl's Corp., Kraft Foods Inc.[1], Lockheed Martin, Lowe's Companies Inc., LyondellBasell Industries, Macy's, Inc., Marathon Petroleum, McDonald's Corp., McKesson Corporation, Merck & Co. Inc., Microsoft Corporation, Murphy Oil Corporation, News Corp., Nike Inc., Northrop Grumman, Nucor Corporation, Occidental Petroleum, Oracle Corporation, Pepsico Inc., Pfizer Inc., Philip Morris International, Phillips 66, Procter & Gamble Co., Raytheon Co., Safeway Inc., Schlumberger Limited, Sprint Nextel Corp., Staples, Inc., Sunoco, Inc., Sysco Corporation, Target Corp., Tesoro Corporation, The Boeing Company, The Coca Cola Company, The Dow Chemical Company, The Home Depot, Inc., The Kroger Co., The TJX Companies, Inc., Time Warner Cable Inc., Time Warner Inc., Tyson Foods Inc., United States Steel Corp., United Technologies Corp., UnitedHealth Group, Inc., Valero Energy Corporation, Verizon Communications, Walgreen Co., Wal-Mart Stores Inc., Walt Disney Co., WellPoint Inc., Xerox Corp.

- We also utilize a custom industry group comprised of 19 companies that operate in one or more of the same industries or lines of business as our company. We believe these comparisons provide industry-specific insight into pay levels and practices differences within our industries. These 19 companies are: Altria Group Inc., Bunge Ltd., Caterpillar Inc., ConAgra Foods, Inc., Deere & Co., Dow Chemical, DuPont (E.I.) De Nemours, General Mills, Hess Corp., International Paper Company, Kraft Foods Inc.[1], Marathon Oil Corp., PepsiCo, Sara Lee Corp.[2], Sunoco Inc., Tesoro Corp., Tyson Foods Inc., Valero Energy Corp., Weyerhaeuser.
- Finally, to provide a broad market context across all industries, we utilize data from all nonfinancial companies participating in the Towers Watson Executive Compensation Database with revenue of $20 billion or greater.

1. Kraft Foods Inc. spun off its North America foods division, which is now publicly traded as Mondelez International, which we anticipate to be a future comparator group company.
2. Sara Lee Corp. officially split into two companies in June 2012. Its U.S. meat business is publicly traded Hillshire Brands Co., which as a stand-alone entity, is too small to be considered a comparator company in the future.

We do not use these comparator groups to assess company performance. Company performance is assessed using the two key financial performance metrics of Adjusted EBITDA and Adjusted ROIC. In seeking to provide a competitive target total direct compensation package, the Compensation/Succession Committee reviews comparator group compensation data, both with respect to total direct compensation and compensation elements, as a general reference to make compensation decisions, but does not establish specific compensation parameters based on such data. In this regard, the Compensation/Succession Committee considers target total direct compensation to be competitive if it is within a range of 80-130% of total direct compensation of the market 50th percentile for comparable positions and responsibilities among comparator groups described above. While positioning to the comparator market data is considered, other factors ultimately determine how a named executive officer is paid, including individual responsibilities, an executive's experience and tenure, individual performance, and business objectives.

3. *NEO Compensation Should Reflect Our Results.* Our executive compensation program emphasizes variable, performance-based pay and is targeted and assessed in the aggregate, although the Compensation/Succession Committee reviews each component independently as well. Base salary is reviewed annually and adjusted based on a variety of factors including a subjective evaluation of each NEO's overall performance and tenure. The CEO provides the Compensation/Succession Committee with a recommendation of annual base salary adjustments, individual and group performance factors

and short and long-term incentive award target levels for all officers, other than the CEO. The Compensation/Succession Committee takes the CEO's recommendations, along with information provided by the compensation consultant and management into consideration when making annual base salary adjustments, individual and group performance factor adjustments and any adjustments to annual cash incentive award opportunity levels. The annual cash incentive plan for FY2012.5 targeted awards at 65% to 150% of each NEO's base salary, but actual awards may range from zero to 240% of the target level depending on performance against the specific goals. Annual cash incentives are paid if, and to the extent that, corporate goals approved by the Compensation/Succession Committee are attained. Equity compensation is also assessed in a similar manner and is designed to reward measurable results.

Elements of Compensation

Executive Compensation Elements

Element	Purpose	Characteristics
• Base Salary	• Fixed pay to recognize an individual's role and responsibilities	• Reviewed annually and set based on competitiveness versus the external market, individual performance and internal equity
• Annual Cash Incentive	• Paid upon achievement of pre-defined, operational and financial goals	• Performance-based award opportunity that varies based on company and individual achievements
• Long-Term Incentive	• Create current and future alignment with stockholders	• Typically a mix of stock options and restricted stock • Award level based on prior 3 years' performance, largely based on our TSR compared to the S&P 100 Industrials and other relevant benchmarks in any given year
• Benefits	• Provide for basic health, welfare and income security needs Supplemental retirement benefits provided to employees whose benefits under broad-based retirement plan are limited under applicable tax law	• NEOs participate in the broad-based health and welfare plans available to all employees. In addition, they are eligible to participate in the Supplemental Retirement Plan and the Deferred Compensation Plan (these plans are described herein under the captions "Supplemental Retirement Plans" and "Non-Qualified Deferred Compensation Plans"). NEOs are also eligible for limited perquisites as described above.

How are the Elements Used to Deliver Total Pay?

Our NEOs excluding Mr. D.J. Smith, received on average 81% of *actual* total direct compensation in variable pay and 65% of *actual* total direct compensation in equity awards for FY2012.5. Although the Compensation/Succession Committee has not adopted a policy for allocating the various elements of total direct compensation, we do place greater emphasis on variable pay for executives with more significant responsibilities, reflecting their greater capacity to affect our performance and results. The charts below present the mix of *actual* pay received for FY2012.5[1].

Base Salary   FY2012.5 Actual Cash Incentive   FY2012.5 Actual Equity Award


12%
15%
P.A. Woertz
16%
15%
J.R. Luciano
20%
16%
R.G. Young
31%
69%
D.J. Smith
30%
17%
M.J. Jansen

1. Pay is defined as FY2012.5 base salary plus cash incentive earned for FY2012.5 performance and LTI awards for FY2012.5 (granted in 2013). Mr. Smith's retirement was effective December 31, 2012, and, as such, he did not receive a FY2012.5 LTI award.

Base Salary

How are Base Salaries Determined?

Base salaries are established based on an NEO's position, skills, performance, experience, tenure and responsibilities. Competitiveness of base salary levels is assessed annually relative to salaries within the marketplace for similar executive positions. Increases may be considered for various factors such as individual performance, changes in responsibilities, and/or changes in competitive marketplace levels. Our company's historical emphasis on base salaries and its more recent emphasis on increasing the proportion of variable compensation elements have led the Compensation/Succession Committee to hold base salaries steady over the four fiscal years ended June 2012 for the CEO and NEOs, except with respect to certain promotions and role changes.

What Were the Base Salary Increases for Named Executives?

Based on FY2012 performance, the Compensation/Succession Committee determined to increase base salaries in September 2012 for the COO (5%), CFO (3.3%) and President Global Oilseeds (3.3%). For FY2012.5 performance the Compensation/Succession Committee determined to hold base salaries of the NEOs steady, with exception of the President Global Oilseeds who received a 2.0% increase, in order to recognize his individual and business performance.

Annual Cash Incentives

How Do We Calculate Annual Cash Incentives?

In 2012, we made the decision to transition to a calendar fiscal year. As part of this transition, we implemented a six-month financial and compensation period (FY2012.5). As such, July 1, 2012 through December 31, 2012 reflects a partial year. Compensation opportunity levels and related performance goals were established for this six-month period.

Beginning with the six-month transition period ended December 31, 2012, we adopted a new annual incentive program. The program is a significant shift from our prior program design in that it is a simple profit-sharing design. No awards can be earned if we do not achieve a threshold level of Adjusted EBITDA, which provides for the payment of dividends and after-tax interest expenses. Once the threshold level of Adjusted EBITDA is earned, 1.1% of Adjusted EBITDA *above that level* will be used to fund the annual incentive pool. This value will then be adjusted based on Adjusted ROIC performance; if our Adjusted ROIC is more than 2% below our weighted average cost of capital, the pool will be reduced by 10%, and if it is more than 2% above our weighted average cost of capital, the pool will be increased by 10%. Board of Directors' discretion is no longer imbedded in the formula. The individual performance factor for NEOs continues to be 0.80 to 1.20 , and is assessed by the Compensation/Succession Committee incorporating elements such as safety, compliance with The ADM Way, and other individual and group factors.

Annual cash incentives are determined by the degree to which company financial performance expectations are achieved and the Compensation/Succession Committee's independent assessment of our company's performance. This outcome may then be adjusted within a range of -20% to +20% based on the Compensation/ Succession Committee's assessment of individual and group performance. The formula used to calculate an annual cash incentive payout for NEOs can be expressed as follows:

1.1% of Adjusted EBITDA above $550M **$1.125B**	X	Adjusted ROIC Factor **1.043**	=	Total Bonus Pool **$12.9M**	÷	Total Challenge Award Level **$17.2M**	= 75.0% X	Individual Multiplier **1.15**[1]	= 86.25%

1 — For illustrative purposes, a 1.15 individual multiplier is used. Individual multipliers vary by NEO based on the Compensation/Succession Committee's assessment of individual performance and contribution to our company's success.

How is the Individual Performance Multiplier Determined?

For FY2012.5, the Compensation/Succession Committee elected to award the CEO, COO and CFO the same individual multiplier of 1.15 in recognition of their collective efforts as an executive management team and their contribution to achieving significant financial results for FY2012.5 and planning for future strategic initiatives to grow stockholder value. The Compensation/Succession Committee incorporated its and the full Board's assessment of our CEO's performance and our full company performance when approving Ms. Woertz's individual multiplier. Mr. Jansen's individual multiplier of 2.0 reflects his contributions to the performance of the global oilseeds business unit. Mr. Smith received an individual multiplier of 1.0 due to his retirement in FY2012.5.

What is the Resulting Annual Cash Incentive for Each NEO?

The purpose of the annual cash incentive program is to reward performance based on the achievement of company, business and individual objectives. At the start of each fiscal year, the Compensation/Succession Committee approves minimum, target, and maximum annual cash incentive levels for each NEO. Target annual cash incentive levels are expressed as a percentage of salary. Based on company and individual performance, annual cash incentive payouts can range between 0% and 240% of the target annual cash incentive. Based on the determination of the company and individual performance factors as described above, each NEO received an annual cash incentive for FY2012.5 equal to 75.0% of his or her target annual cash incentive, which was then adjusted by each NEOs individual multiplier and prorated to reflect the six-month transition period.

Executive	Target Cash Incentive Opportunity (% of Salary)	Minimum Cash Incentive Opportunity	Target Cash Incentive Opportunity	Maximum Cash Incentive Opportunity	Actual FY2012.5 Cash Award
P.A. Woertz	150.0%	$0	$975,000	$2,340,000	$840,938
J.R. Luciano	106.0%	$0	$500,000	$1,200,000	$431,250
R.G. Young	97.0%	$0	$375,000	$ 900,000	$323,438
D.J. Smith	58.8%	$0	$265,000	$ 636,000	$198,750
M.J. Jansen	65.0%	$0	$200,000	$ 480,000	$180,000

Equity-Based Long-Term Incentives

Our long-term incentive program ("LTI Program") aligns the interests of executives with those of stockholders by rewarding the achievement of long-term stockholder value, supporting stock ownership, and encouraging long-term service with the company. In the following sections, we discuss the process for determining equity grants delivered under our LTI Program.

In terms of grant size and grant form, our LTI awards are determined based upon the Compensation/ Succession Committee's assessment of performance during the prior three fiscal years. For example, equity grants made in early FY2012.5 (August 2012) reflected the Compensation/Succession Committee's assessment of FY2010-FY2012 performance. This concept of making grants based on the assessment of prior performance is similar in approach to our annual cash incentive plan. As such, our equity-based long-term incentive grants are performance based. The Compensation/Succession Committee's assessment of performance considers multiple performance factors as well as economic conditions, and is not strictly formulaic. Our equity grants reflect a historical three-year performance comparison. The August 2012 grants appear in the Grants of Plan-Based Awards table and are reflected in the Summary Compensation Table information for FY2012.5 because the SEC requires companies to report LTI awards for the fiscal year during which they were granted, even if they are based on performance during earlier fiscal years.

How Did We Determine LTI Awards Granted in August 2012?

For the awards granted in August 2012, we reduced the maximum LTI opportunity for all executives and eliminated "target" award levels. We made this change to: clarify the emphasis on three-year TSR as the key determinant of grant sizes, acknowledge that the performance against TSR would likely never require grants at the existing maximum opportunity levels, and reduce the overall impact that discretion may have on equity award values.

At the start of FY2012, base, challenge and premium LTI grant values were established for each NEO. Under this structure, competitive grants are only provided if our TSR is at or above median of the applicable market comparisons reviewed by the Compensation/Succession Committee. The Compensation/Succession Committee may grant "base" awards to maintain the appropriate alignment between management and stockholders through the opportunity to realize future equity value and to provide for necessary retention of our key executive talent.

Challenge awards are intended to result in competitive total direct compensation levels when combined with base salaries and annual target cash incentives. For the August 2012 awards, the Compensation/Succession Committee determined that the NEOs would receive a "base award." These awards primarily reflect our three-year TSR, compared to the S&P 100 Industrials, but the Compensation/Succession Committee also considers our one-year, three-year and five-year relative TSR compared to the S&P 100 Industrials, our custom comparator group and the peer group identified by Institutional Shareholder Services Inc. in its review of our FY2012 executive compensation programs, as well as our challenges in delivering against our operating and financial goals and management's significant work in FY2012 to better position our company for future growth. The Compensation/Succession Committee also considers the awards to provide a strong alignment with stockholders, particularly the portion (50%) granted in stock options which have no value to the executive if stockholder value is not created, and the portion (50%) granted in restricted stock units (RSUs) to provide for the necessary retention of key talent.

Equity Grants Made in August 2012 (Reflecting FY2010-FY2012 Performance)

	FY2012 Long-Term Incentive				
Executive	Minimum Award	Base Award	Challenge Award	Premium Award	August 2012 Award[1]
P.A. Woertz	$0	$7,550,000	$9,000,000	$11,000,000	$7,550,000
J.R. Luciano	$0	$3,500,000	$3,700,000	$ 4,400,000	$3,500,000
R.G. Young	$0	$2,000,000	$2,200,000	$ 2,900,000	$2,000,000
D.J. Smith	$0	$1,500,000	$1,700,000	$ 2,400,000	$1,500,000
M.J. Jansen	$0	$1,100,000	$1,154,000	$ 1,274,000	$1,100,000

1 Defined as the fair value of the total long-term incentive on the grant date.

The LTI Program allows executives an opportunity to earn long-term incentive grants that reward differing levels of performance and, if earned at maximum performance, could result in top quartile pay of total direct compensation. The Compensation/Succession Committee utilizes its discretion and informed judgment to assess the prior three years of absolute and relative performance in determining if any awards should be provided above or below the challenge award level. A formulaic approach was not utilized due to the challenges of setting business objectives and aligning compensation with performance in an industry where results are highly-impacted by external factors, such as weather, crop disease, government programs, and other factors beyond management's control. As a result, the Compensation/Succession Committee has determined that a rigorous review of a wide range of absolute and relative performance measures is appropriate to make an informed decision. For awards made in August 2012, the Compensation/Succession Committee used its discretion and informed judgment in deciding to grant a base award to each NEO then employed by the Company.

The Compensation/Succession Committee retains the discretion to make equity grants in any form or percentage mix it deems appropriate. Generally, the Compensation/Succession Committee has provided equity grants that are delivered 50% in stock options and 50% in RSUs, based on the fair market value on the date of grant, which was the mix used for the August 2011 awards. The grants made in August 2012 were also delivered 50% in stock options and 50% in restricted stock units.

Vesting conditions of our equity awards generally are as follows:

- Stock options are granted at an exercise price equal to fair market value in accordance with the 2009 Incentive Compensation Plan. The options typically vest incrementally over five years and can be exercised during a ten-year period following the date of grant.
- Restricted stock and RSUs typically vest three years after the date of grant.
- Equity awards granted under the LTI Program vest immediately if control of the company changes or upon the death of the executive. Awards continue to vest if the executive leaves the company because

of disability or retirement (age 55 or greater with 10 or more years of service). The Compensation/ Succession Committee believes that these provisions are appropriate to assure NEOs stay focused on the long-term success of the company during a sale of the company or amidst certain personal circumstances. These provisions also increase the value of the awards to the NEOs, which in turn, enhances retention. For grants with respect to FY2012 and beyond, a non-compete provision was added allowing the ability to cancel any unvested awards to retirees in the event they work for a competitor.

Rewards for Returns

In September of 2012, we established a one-time award program to create additional emphasis on working together to manage costs and earn higher returns on our invested capital. This company-wide program, in which all of our bonus-eligible employees participate, was not offered to individuals designated as NEOs at the time of the award. This program, which we call "Rewards for Returns," provides the opportunity for an individual to earn 125% of his or her annualized FY2012.5 annual incentive target over a three-year period based on the achievement of ROIC goals. To earn the award, we must consistently achieve an Adjusted ROIC equal to or better than WACC in 2013, 2014, and 2015. In one of the three years, we must achieve an Adjusted ROIC of WACC+2 percent. These awards will be settled in March 2016 only if these goals are achieved and the participant is still employed at our company. Mr. Jansen is the only current NEO participating in this program. His total opportunity under this program is $500,000 which was granted in September 2012 in the form of performance share units.

Equity Grants Made in February 2013 (Reflecting 2010-2012.5 Performance)

Beginning with the six-month transition period ended December 31, 2012, the Compensation/Succession Committee increased the award opportunities for the CEO, COO, and CFO under the long-term incentive award program. The Compensation/Succession Committee made these adjustments in recognition of: a) competitive market comparisons that suggest our historical target award opportunities are below market, b) the increased performance orientation and challenge associated with earning incentive awards, and c) the continued significant individual contributions of these officers to our company.

Actual awards for FY2012.5 were granted at the base level. The base level provides an award that provides below-market compensation to reflect our below-median TSR. The Committee made this award in recognition of our strong financial performance and ongoing improvements in operations and the desire to create continued retention and shareholder alignment among our executive team. To further enhance the performance orientation of our programs, the awards for FY2012.5 were granted in a mix of vehicles: 50% RSUs, 25% stock options and 25% performance share units. The performance share units may only vest at the end of a three-year performance period if performance warrants. The performance vesting criteria are similar to the "Rewards for Returns" program described above. If ROIC goals are achieved as of March 31, 2016, the awards will vest. If the performance goals are not achieved, the award is forfeited and no shares will be earned.

	FY2012.5 Long-Term Incentive[1]				
Executive	**Minimum Award**	**Base Award**	**Challenge Award**	**Premium Award**	**February 2013 Award**
P.A. Woertz	$0	$4,000,000	$4,725,000	$5,725,000	$4,000,000
J.R. Luciano	$0	$2,050,000	$2,150,000	$2,500,000	$2,050,000
R.G. Young	$0	$1,250,000	$1,350,000	$1,700,000	$1,250,000
D.J. Smith[2]			N/A		
M.J. Jansen	$0	$ 550,000	$ 577,000	$ 637,000	$ 550,000

1. Values are pro-rated to reflect the partial year.
2. Due to Mr. Smith's retirement effective December 31, 2012, he was not eligible to receive an LTI award for FY2012.5.

Does the Company Have a Policy for When Grants are Made?

The Compensation/Succession Committee grants all equity awards to NEOs, and no attempt is made to time the granting of these awards in relation to the release of material, non-public information. The exercise price of all stock options is set at fair market value (as determined in accordance with the applicable incentive compensation plan) on the grant date. Under the 2009 Incentive Compensation Plan, fair market value is the closing market price of our common stock on the last trading day prior to the date of grant. The Compensation/Succession Committee meets during the first fiscal quarter of each fiscal year and determines the annual equity awards granted to NEOs. These awards are issued promptly following the date of the Compensation/Succession Committee's meeting and approval. In addition to annual awards, the NEOs may receive awards when they join the company or change their status, including promotions.

Benefits

What Retirement Benefits are Provided?

The company provides the following programs to NEOs to support the attraction, retention and motivation of these employees. With few exceptions, our philosophy is to offer the same benefits to all U.S. salaried employees as is offered to our NEOs.

Retirement Program	Eligibility	Description
401(k) Plan/ Employee Stock Ownership Plan	All salaried employees	Qualified defined contribution plan where employees may defer up to 50% of eligible pay, up to $17,000 for 2012. Employees who are 50 years of age or older can elect make-up contributions of up to $5,500 for 2012. The company provides a 1% non-elective employer contribution and a match of 4% on the first 6% contributed by an employee. The employee contribution can be made pre-tax (401(k)) or after-tax (Roth 401(k)).
ADM Retirement Plan	All salaried employees	Those with 5 or more years of service as of January 1, 2009, participate in a qualified defined benefit plan where the benefit is based on number of years of service and base salary during the later stages of employment. Those with less than 5 years of service as of January 1, 2009 participate in a qualified cash balance pension plan where the benefit is based on an accrual of benefit based on that year's base compensation.
Retirement Program	Eligibility	Description
Deferred Compensation Plan	Employees with salaries above $175,000	Eligible participants may defer up to 75% of their annual base salary and up to 100% of their annual cash incentive until elected future dates. Earning credits are added to the deferred compensation account balances based upon hypothetical investment elections available under these plans and chosen by the participant. These hypothetical investment options correspond with the investment options (other than company common stock) available under the 401(k) Plan/Employee Stock Ownership Plan.

What Other Benefits are Provided to NEOs?

We provide a benefits package for employees (including NEOs) and their dependents, portions of which may be paid for by the employee. Benefits include: life, accidental death and dismemberment, health (including prescription drug), dental, vision, and disability insurance; dependent and healthcare reimbursement accounts; tuition reimbursement; paid time-off; holidays; and a matching gifts program for charitable contributions. NEOs have the same benefits package as other employees.

What Perquisites are Provided to NEOs?

Perquisites are an additional form of income to the executives, as shown in the Summary Compensation Table and the executives are individually responsible for any taxes related to this income. Historically, an automobile was provided to NEOs, which they could also use for personal purposes. However, our CEO, COO and CFO have all voluntarily declined this benefit since FY2012. During FY2012.5, two of our NEOs received use of a company-provided automobile. Mr. Jansen, like all Business Unit heads in FY2012.5, was eligible for an automobile. The Company transferred to Mr. Smith, as provided for in his Separation Agreement, on or about December 31, 2012, the company-owned automobile used by him. We provide Ms. Woertz and the other NEOs, as approved by our CEO, with personal use of company-owned aircraft. Given the location of our headquarters in Decatur, Illinois, the Compensation/Succession Committee requires that Ms. Woertz have access to the aircraft for personal use for security and efficiency reasons. The NEOs are responsible for any taxes on imputed income related to the provision of this perquisite. See the notes to the Summary Compensation Table for a description of other perquisites provided to the NEOs.

Employment Agreements, Severance, and Change-in-Control Benefits

What Employment Agreements are in Place?

With respect to our NEOs, only Ms. Woertz, our CEO, has an employment agreement, which was entered into in May 2006 when she joined our company. The employment agreement provides for employment "at will" and does not have a specified contract term. Ms. Woertz's compensation has been determined, to a significant degree, by the terms of her employment agreement. Prior to approving the employment agreement, the Compensation/Succession Committee considered the advice of a compensation consultant, analyzed information regarding the total compensation provided to the chief executive officers of other public companies of a comparable size, and considered the attributes Ms. Woertz would bring to the positions of President and Chief Executive Officer in the context of the competitive marketplace and the greater responsibilities of the President and Chief Executive Officer relative to other Company executives.

Under Ms. Woertz's employment agreement, she is provided benefits upon termination without cause or resignation for good reason as described herein under the caption "Termination of Employment and Change-in-Control Arrangements". If the termination occurs within 2 years of change-in-control, these benefits are increased.

In addition, if the payments following a change-in-control termination exceed the IRS statutory limit and result in the imposition of an additional excise tax, she will receive a gross-up payment to cover the excise tax. Ms. Woertz is also subject to a 2-year non-compete and 2-year non-solicitation provision following termination without cause or resignation for good reason.

What Other Severance Benefits are Provided to NEOs?

In connection with Mr. Smith's decision to retire, the company and Mr. Smith entered into a separation agreement on May 3, 2012 that governs the terms of his ceasing to be an active employee and an officer of the company. Pursuant to the separation agreement, Mr. Smith's retirement was effective December 31, 2012, and in connection therewith: (i) Mr. Smith received $1,802,800 in cash, one half of which was paid shortly after the separation agreement was signed and the other half was paid shortly after December 31, 2012; (ii) Mr. Smith received shortly after December 31, 2012 a cash payment equal to the value of his accrued but unused vacation; (iii) the company transferred to Mr. Smith on or about December 31, 2012, the company-owned car used by him and certain communications equipment used by him; and (iv) Mr. Smith's healthcare coverage was extended until December 31, 2013 on the same terms as would have been available to him had he remained employed by the company through such date. The separation agreement also provides that except for payments and benefits under specified benefit plans and previously granted equity award agreements, Mr. Smith will not be entitled to payments or benefits beyond those specified in the separation agreement. Under the separation agreement, Mr. Smith is subject to non-compete and non-solicitation obligations for one year after his employment ends, and agrees to release of any claims he may have against the company.

With the exception of the CEO's employment agreement, we currently have no other contractual arrangements with our NEOs. The Compensation/Succession Committee retains discretion to provide the remaining NEOs severance benefits upon their termination of employment. To guide this discretion, the Compensation/Succession Committee has adopted a severance program. This program serves as a guideline for the severance benefits that may be provided to various levels of employees upon termination of their employment without cause or their resignation with good reason, but the program does not create a contractual right to receive any severance benefits on the part of the employee. The guidelines contained in the program for executive officers include the following termination benefits, subject, in all cases, to the discretion of the Compensation/ Succession Committee to increase or decrease these benefits:

- cash severance equal to two times then-current base salary;
- extension of healthcare coverage for up to one year following termination;
- accelerated vesting of any equity grants made after 2004 that are scheduled to vest during the severance period or during the year following the severance period; and
- cash payment of an amount equal to 50% of the market value of pre-2004 equity grants that are unvested at termination.

In addition, the Compensation/Succession Committee generally requires each executive to enter into a non-competition and non-solicitation agreement in exchange for receiving severance under the program.

What Change-in-Control Benefits are Provided?

If a change-in-control occurs with respect to our company, the equity grants held by our executive officers generally will vest immediately pursuant to the terms of these awards. The Compensation/Succession Committee believes that this accelerated vesting is an appropriate provision to provide the executives with some assurance that they will not be disadvantaged with respect to their equity awards in the event of a change-in-control of the company. This assurance increases the value of these awards to the executives, which in turn enhances retention.

Additional Executive Compensation Policies

Does the Company Have a Clawback Policy?

For many years we have included clawback provisions in our long-term incentive award agreements that provide us with the ability to recover long-term incentive compensation for a broad range of reasons. This aggressive approach to recoupment of long-term incentive compensation reflects our commitment to protecting stockholder value.

For awards granted in August FY2012 and beyond, we have implemented an additional clawback policy for all cash and equity-based long-term incentive awards. Specifically, this policy provides for the recoupment of any cash or equity incentive awards for a period of three years from the date of award. We will clawback incentive payments made to NEOs and certain other members of our senior management in the event of a financial restatement or ethical misconduct. As regulatory requirements regarding recoupment of executive compensation continue to evolve, we will review and update our policies to, at the very least, be compliant with all current requirements.

Are There Policies in Place That Restrict Transactions Involving Our Stock?

Pursuant to our company's Insider Trading Policy, employees and directors may not engage in short selling, speculative trading, or hedging transactions involving our stock, including writing or trading in options, warrants, puts and calls, prepaid variable forward contracts, equity swaps or collars, or entering into other transactions that are designed to hedge or offset decreases in the price of our company's securities. In addition, employees and directors are required to review any pledging of Company securities with the Company's General Counsel prior to engaging in such activity.

Our Insider Trading Policy also provides that all transactions in our company's securities by our directors, the NEOs and certain other officers and employees must be pre-cleared by our company's law department.

What Role Does Section 162(m) of the Internal Revenue Code Have in the Design of Executive Compensation Programs?

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public corporations for compensation paid in excess of $1 million annually to the CEO and the three other most highly-compensated executive officers, other than the Chief Financial Officer, unless the compensation in excess of $1 million qualifies as "performance-based" compensation. Performance-based compensation for these purposes generally does not include salaries, incentive compensation for which the company's stockholders have not approved the business criteria upon which applicable performance goals are based, and incentive compensation (other than stock options and stock appreciation rights) the payment of which is not based on the satisfaction of objective performance goals or as to which a compensation committee has discretion to increase the amount of the payout. The Compensation/Succession Committee retains the discretion to provide compensation that may not be tax deductible if it feels these actions are in the best interests of the Company and its stockholders. The Compensation/Succession Committee believes that the amount of any expected loss of a tax deduction under Section 162(m) will be insignificant to the Company's overall tax position.

Has the Company Evaluated Its Compensation Programs as They Relate to Risk?

On an ongoing basis, management assesses potential risks associated with compensation decisions and discusses them with the Compensation/Succession Committee if warranted. To date, we have not identified any incentive compensation programs that encourage inappropriate risk taking. We have established a policy under which we engage an outside consultant every other year to review our programs and independently assess the risk in them.

During FY2011, ADM engaged an outside consultant, The Hay Group ("Hay"), to assist the Compensation/ Succession Committee in evaluating the risk in our compensation programs. In conducting an independent assessment, Hay reviewed all of our incentive compensation programs and determined there were no compensation programs that encourage inappropriate risk-taking or the manipulation of earnings. The detailed findings of this review were discussed with management and presented to the Compensation/Succession Committee in August 2011. The program changes that were made to our annual incentive plan beginning in FY2012.5 enhance the direct alignment of our incentives with earnings and the overall transparency of our program, which further mitigates the potential for undue risk in our incentive plans.

How Does the Company Address Liabilities Associated With Retirement Programs?

The Compensation/Succession Committee is mindful that the non-qualified deferred compensation and supplemental retirement plans create financial statement liabilities. We do not set amounts aside in a "rabbi" trust for the benefit of participants in the deferred compensation or supplemental retirement plans. However, the deferred compensation plans have "rabbi" trust funding triggers in the event of a potential change in control of the Company. This trigger provides some measure of assurance to employees that amounts they have chosen to defer from their current compensation will be held for their benefit, although still subject to creditor claims as required under the applicable tax law. In maintaining the non-qualified plans, the Compensation/Succession Committee has duly considered that the federal income tax deduction available to the company occurs at the same time that participants are paid benefits from the applicable plan.

The company is required to fund its qualified pension plans in a manner consistent with the minimum funding requirements of the Internal Revenue Code and the Employee Retirement Income Security Act. Historically, the company has made contributions in excess of the minimum to maintain its plans at or near a full funding level relative to the accrued benefit obligation.

Compensation/Succession Committee Report

The Compensation/Succession Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based upon this review and discussion, the Compensation/Succession Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

K. R. Westbrook, Chairman
A. L. Boeckmann
G.W. Buckley
M. H. Carter
D. E. Felsinger

Compensation/Succession Committee Interlocks and Insider Participation

None of the members of the Compensation/Succession Committee is or has been an employee of our company or any of our subsidiaries. There are no interlocking relationships between our company and other entities that might affect the determination of the compensation of our executive officers.

Summary Compensation Table

The following table summarizes the compensation for the fiscal years noted in the table of our principal executive officer, principal financial officer, and our three other most highly-compensated executive officers who were serving as executive officers on December 31, 2012 (collectively, the "named executive officers").

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
P. A. Woertz	2012.5	650,000	4,010,291	2,751,826	840,938(3)	121,554(4)	54,322(5)	8,428,931
Chairman, CEO and	2012	1,300,000	4,011,050	2,921,235	638,469	476,947	85,223	9,432,924
President	2011	1,300,000	4,011,432	3,071,547	2,469,902	166,120	60,861	11,079,862
	2010	1,300,000	3,832,682	2,873,461	2,956,454	415,370	67,683	11,445,650
J. R. Luciano	2012.5	465,000	1,859,078	1,275,686	431,250(3)	13,157(4)	66,383(6)	4,110,554
Executive Vice	2012	900,000	1,859,431	1,354,218	294,678	25,977	172,481	4,606,785
President and COO	2011	204,808	9,055,361	—	569,978	2,879	229,774	10,062,800
R. G. Young	2012.5	383,333	1,062,338	728,964	323,438(3)	10,955(4)	`5,200(7)	2,514,228
Senior Vice	2012	750,000	770,340	561,031	163,710	23,538	306,431	2,575,050
President and CFO	2011	500,000	796,881	—	542,836	8,811	19,720	1,868,248
D. J. Smith(1)	2012.5	450,700	796,766	546,722	198,750(3)	225,526(4)	87,911(8)	2,306,375
Executive Vice	2012	901,400	796,903	580,380	173,533	1,165,873	1,897,365	5,515,454
President, Secretary and	2011	901,400	796,986	610,247	671,306	519,508	24,182	3,523,629
General Counsel	2010	901,400	761,468	570,893	803,549	694,258	16,446	3,748,014
M. J. Jansen	2012.5	306,668	1,084,304	400,932	180,000(3)	127,235(4)	2,262(9)	2,101,401
Senior Vice President								

(1) Mr. Smith retired as an executive officer and employee of the company effective December 31, 2012.

(2) The amounts shown for stock and option awards represent the aggregate grant date fair value of the awards computed in accordance with FASB ASC Topic 718 for fiscal years 2012.5, 2012, 2011, and 2010, respectively. We calculated these amounts in accordance with the provisions of FASB ASC Topic 718 utilizing the assumptions discussed in Note 12 to our financial statements for the six-month period ended December 31, 2012, in Note 12 to our financial statements for the fiscal year ended June 30, 2012, in Note 10 to our financial statements for the fiscal year ended June 30, 2011 and in Note 9 to our financial statements for the fiscal year ended June 30, 2010.

(3) Represents amounts paid under our annual incentive plan related to fiscal year 2012.5, paid in February, 2013.

(4) Each amount shown represents the aggregate change in actuarial present value of the named executive officer's accumulated benefit under all defined benefit and actuarial pension plans from June 30, 2012) to December 31, 2012 using the same assumptions used for financial reporting purposes except that retirement age is assumed to be the normal retirement age (65) specified in the plans. No named executive officer received above market or preferential earnings on deferred compensation. To derive the change in pension value for financial reporting purposes, the assumptions used to value pension liabilities on June 30, 2012 were interest rate of 4.0% for the ADM Retirement Plan for Salaried Employees, interest rate of 3.75% for the ADM Supplemental Retirement Plan and mortality determined under RP2000CH projected to 2019 using Scale AA and the assumptions used to value pension liabilities on December 31, 2012 were interest rate of 3.90% for the ADM Retirement Plan for Salaried Employees, interest rate of 3.60% for the ADM Supplemental Retirement Plan and mortality determined under RP2000CH projected to 2020 using Scale AA.

(5) Includes $49,448 related to personal use of company-owned aircraft and expenses related to home security system and executive healthcare services.

(6) Includes $61,033 related to personal use of company-owned aircraft and expenses related to automobile maintenance and executive healthcare services.

(7) Includes expenses related to automobile maintenance and executive healthcare services.

(8) Includes $86,673 related to payment for accrued but unused vacation and expenses related to personal use of company-owned automobile.

(9) Includes expenses related to personal use of company-owned aircraft and personal use of company-owned automobile.

Aggregate incremental cost to our company of perquisites and personal benefits is determined as follows. In the case of payment of expenses related to home security systems and executive healthcare services, incremental cost is determined by the amounts paid to third-party providers. In the case of personal use of company-owned aircraft, incremental cost is based solely on the cost per hour to the company to operate the aircraft, and does not include fixed costs that do not change based on usage, such as purchase costs of the aircraft and non-trip-related hangar expenses. Our direct operating cost per hour of an aircraft is based on the actual costs of fuel, on-board catering, aircraft maintenance, landing fees, trip-related hangar and parking costs, and smaller variable costs, divided by the number of hours the aircraft was operated during the year. In the case of personal use of company-owned automobiles, incremental cost is based on the direct costs to operate the vehicle, such as maintenance, fuel, registration and parking fees, and does not include fixed costs to acquire or lease the vehicle.

Employment Agreements

In connection with the election of Ms. Woertz as our President and Chief Executive Officer, we and Ms. Woertz entered into Terms of Employment dated as of April 27, 2006. Pursuant to the Terms of Employment, the board approved an initial annual salary for Ms. Woertz of $1,200,000 and approved a target annual bonus of at least 125% of her annual salary. Pursuant to the Terms of Employment, there shall be no reduction in Ms. Woertz's initial $1,200,000 annual salary as a result of subsequent salary reviews. Ms. Woertz is also entitled to receive, pursuant to the Terms of Employment, other benefits and perquisites comparable to those received by her predecessor as Chief Executive Officer or, if more favorable, other ADM senior officers. Provisions of Ms. Woertz's Terms of Employment relating to termination of her employment and change-in-control of our company are described below in the "Termination of Employment and Change-in-Control Arrangements" section.

Grants of Plan-Based Awards During Fiscal Year 2012.5

The following table summarizes the grants of plan-based awards made to our named executive officers during the `six-month period ended December 31, 2012.

Name	Grant Date	Estimated Future Payment Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards (#)(1)	All Other Stock Awards: Number of Shares of Stock or Units(#)	All Other Option Awards: Number of Securities Underlying Options(#)	Exercise or Base Price of Option Awards ($/Sh) (2)	Closing Market Price on the Date of Grant ($)	Grant Date Fair Value of Stock and Option Awards ($) (3)
		Threshold ($)	Target ($)	Maximum ($)						
P. A. Woertz		0	975,000	2,340,000						
	8/16/12					152,773				4,010,291
	8/16/12						467,203	26.25	26.32	2,751,826
J. Luciano		0	500,000	1,200,000						
	8/16/12					70,822				1,859,078
	8/16/12						216,585	26.25	26.32	1,275,686
R. Young		0	375,000	900,000						
	8/16/12					40,470				1,062,338
	8/16/12						123,763	26.25	26.32	728,964
D. J. Smith		0	265,000	636,000						
	8/16/12					30,353				796,766
	8/16/12						92,822	26.25	26.32	546,722
M. J. Jansen		0	200,000	480,000						
	8/16/12					22,259				584,299
	8/16/12						68,070	26.25	26.32	400,932
	9/6/12				18,776					500,005

(1) The number of shares shown represents the maximum payout under the performance share unit award.

(2) Exercise price was determined by using the closing market price of a share of our common stock on the New York Stock Exchange on the trading day immediately prior to the grant date.

(3) The grant date fair value is generally the amount the company would expense in its financial statements over the award's service period under FASB ASC Topic 718.

All of the awards in the table above were granted under our 2009 Incentive Compensation Plan. The awards shown in the columns designated "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" were made pursuant to our annual cash incentive plan. The amounts actually paid with respect to these awards are reflected in the Summary Compensation Table in the "Non-Equity Incentive Plan Compensation" column. See "Compensation Discussion and Analysis" for more information about our annual cash incentive plan.

All of the awards shown in the "All Other Stock Awards" column in the table above are restricted stock awards and vest in full three years after the date of the grant. Unvested shares vest immediately upon the occurrence of a change-in-control of our company. Under the terms of the restricted stock award agreement pertaining to each of these awards, the recipient of the award may vote and receive cash dividends on restricted shares prior to their vesting date, but may not transfer or pledge the shares in any manner prior to vesting. Dividends on restricted shares are paid at the same rate as dividends to our stockholders generally. Vesting accelerates upon the death of the award recipient or a change-in-control of our company, and continues in accordance with the original vesting schedule if employment ends as a result of disability or retirement. If employment ends for other reasons, unvested shares are forfeited.

With respect to each of the restricted stock awards described above, if an award recipient's employment is terminated for cause, or if the recipient breaches a non-competition or confidentiality restriction or participates in an activity deemed by us to be detrimental to our company, the recipient's unvested shares will be forfeited, and any shares that have already vested must be returned to us or the recipient must pay us the amount of the shares' fair market value as of the date they vested.

All of the awards shown in the "All Other Option Awards" column in the table above are non-qualified stock option awards, vest and become exercisable in five equal annual installments commencing on the first anniversary of the grant date, and must be exercised within ten years after the grant date. The exercise price may be paid in cash or by delivering shares of our common stock that are already owned by the award recipient. Tax withholding obligations resulting from the exercise may be paid by surrendering a portion of the shares being acquired, subject to certain conditions. Under the terms of the stock option agreement pertaining to each of these awards, vesting and exercisability accelerate upon the death of the recipient or change-in-control of our company, and continue in accordance with the original vesting schedule if employment ends as a result of disability or retirement. If employment ends for other reasons, a recipient forfeits any interest in the unvested portion of any option, but retains the right to exercise the previously vested portion of any option for a period of three months. In addition, if an award recipient's employment is terminated for cause, or if the recipient breaches a non-competition or confidentiality restriction or participates in an activity deemed by us to be detrimental to our company, the recipient's right to exercise any unexercised options will terminate, the recipient's right to receive option shares will terminate, and any shares already issued upon exercise of the option must be returned to us in exchange for the lesser of the shares' then-current fair market value or the price paid for the shares, or the recipient must pay us cash in the amount of the gain realized by the recipient from the exercise of the option.

The award shown in the "Estimated Future Payouts Under Equity Incentive Plan Awards" column in the table above is an award of performance share units, each of which represents the contingent right to receive one share of our common stock upon vesting of the units. The award vests on March 31, 2016, but only if our company's net earnings attributable to controlling interests for the period of January 1, 2013 to December 31, 2015 exceeds the sum of our company's dividend payments and after-tax interest expenses for such period and the Compensation/Succession Committee has not exercised its discretion to reduce the number of earned units. The Compensation/Succession Committee may reduce the number of earned units to zero in the event the company's adjusted ROIC (as defined in the applicable award agreement) for each of the calendar years during the performance period is not equal to or greater than our company's weighted average cost of capital (as defined in the applicable award agreement) and our company's adjusted ROIC for at least one of the calendar years during the performance period is not equal to or greater than our company's weighted average cost of capital plus 2%. No dividend equivalents are paid on units, and the units may not be transferred or pledged in any manner. If employment ends or a change-in-control of our company occurs, unvested units are forfeited. In addition, if an award recipient's employment is terminated for cause, or if the recipient breaches a noncompetition or confidentiality restriction or participates in an activity deemed by us to be detrimental to our company, the recipient's unvested units will be forfeited and any shares that have already been issued in settlement of vested units must be returned to us or the recipient must pay us the amount of the shares' fair market value as of the date the units vested.

The impact of a termination of employment or change-in-control of our company on restricted stock, performance share unit and stock option awards held by our named executive officers is quantified in the "Termination of Employment and Change-in-Control Arrangements" section below.

Outstanding Equity Awards at Fiscal Year 2012.5 Year-End

The following table summarizes information regarding unexercised stock options, unvested restricted stock awards and unearned performance share units for the named executive officers as of December 31, 2012.

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that have not Vested (#)	Market Value of Shares or Units of Stock that have not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that have not Vested ($)(1)
P. A. Woertz	—	467,203(2)	26.25	8-16-2022				
	83,703	334,812(3)	26.17	8-11-2021				
	139,299	208,949(4)	30.71	8-19-2020				
	202,594	135,063(5)	28.70	9-10-2019				
	659,840	164,961(6)	26.03	8-8-2018				
	103,669	—	34.37	8-3-2017				
	138,770	—	36.34	5-1-2016	436,665(7)	11,960,254		
J. R. Luciano	—	216,585(2)	26.25	8-16-2022				
.	38,802	155,212(3)	26.17	8-11-2021	274,150(8)	7,508,968	124,468(13)	3,409,179
R. Young	—	123,763(2)	26.25	8-16-2022				
	16,075	64,302(3)	26.17	8-11-2021	93,822(9)	2,569,784		
D. J. Smith	—	92,822(2)	26.25	8-16-2022				
	16,629	66,520(3)	26.17	8-11-2021				
	27,675	41,514(4)	30.71	8-19-2020				
	40,251	26,834(5)	28.70	9-10-2019				
	85,096	21,275(6)	26.03	8-8-2018				
	28,034	—	34.37	8-3-2017				
	20,205	—	41.81	8-10-2016				
	48,433	—	20.90	8-8-2015				
	52,183	—	15.73	8-19-2014				
	6,357	—	13.65	3-31-2013	86,756(10)	2,376,246		
M.J. Jansen	—	68,070(2)	26.25	8-16-2022				
	5,122	20,488(3)	26.17	8-11-2021				
	5,192	7,788(4)	30.71	8-19-2020				
	4,711	3,141(5)	28.70	9-10-2019				
	21,843	5,461(6)	26.03	8-8-2018				
	9,029	—	34.37	8-3-2017				
	6,704	—	41.81	8-10-2016				
	6,140	—	20.90	8-8-2015				
	3,138	—	15.73	8-19-2014				
	8,538	—	13.65	10-14-2013	56,507(11)	1,547,726	18,776(14)	514,275

(1) Calculated by multiplying the closing market price of a share of our common stock on the New York Stock Exchange on December 31, 2012, which was $27.39, by the number of shares or units that have not vested.

(2) Stock options vest at the rate of 20% of the initial grant per year, with remaining vesting dates on August 16 of 2013, 2014, 2015, 2016 and 2017.

(3) Stock options vest at the rate of 20% of the initial grant per year, with remaining vesting dates on August 11 of 2013, 2014, 2015 and 2016.

(4) Stock options vest at the rate of 20% of the initial grant per year, with remaining vesting dates on August 19, 2013, 2014 and 2015.

(5) Stock options vest at the rate of 20% of the initial grant per year, with remaining vesting dates on September 10 of 2013 and 2014.

(6) Stock options vest at the rate of 20% of the initial grant per year, with remaining vesting dates on August 8 of 2013.

(7) Restricted share awards vest as to 130,623 shares on August 19, 2013, 153,269 shares on August 11, 2014 and 152,773 shares on August 16, 2015.

(8) Restricted share award vests as to 132,276 shares on April 12, 2014, 71,052 shares on August 11, 2014 and 70,822 shares on August 16, 2015.

(9) Restricted share award vests as to 23,916 shares on November 1, 2013, 29,436 shares on August 11, 2014 and 40,470 shares on August 16, 2015.
(10) Restricted share awards vest as to 25,952 shares on August 19, 2013, 30,451 shares on August 11, 2014 and 30,353 shares on August 16, 2015.
(11) Restricted share awards vest as to 20,000 shares on February 17, 2013, 4,869 shares on August 19, 2013, 9,379 shares on August 11, 2014 and 22,259 shares on August 16, 2015.
(12) Restricted share awards vest as to 15,000 shares on February 17, 2013, 2,544 shares on August 19, 2013, 4,873 shares on August 11, 2014 and 17,301 shares on August 16, 2015.
(13) Amount shown represents the number of unvested performance share units granted on April 11, 2011. Performance share unit award vests on October 14, 2014 and will be settled in a number of shares ranging between 0% and 150% of the number of vested performance units depending on the extent to which performance conditions have been satisfied. Disclosure is based on an assumed share settlement equal to 100% of the number of units.
(14) Amount shown represents the number of unvested performance share units granted on September 6, 2012. Performance share unit award vests on March 31, 2016, and vested performance share units will be settled in shares depending on the extent to which performance conditions have been satisfied.

Option Exercises and Stock Vested During Fiscal Year 2012.5

The following table summarizes information regarding stock options exercised by the named executive officers during the six-month period ended December 31, 2012, and restricted stock awards to the named executive officers that vested during that same period. No performance share unit awards vested during the six-month period ended December 31, 2012.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired Upon Vesting (#)	Value Realized on Vesting ($)(2)
P. A. Woertz	0	0	69,882	1,907,079
J. R. Luciano	0	0	0	0
R. G. Young	0	0	0	0
D. J. Smith	0	0	13,884	378,894
M. J. Jansen	5,800	93,206	1,625	44,346

(1) Represents the difference between the market value of the shares acquired upon exercise (calculated using the average of the high and low sale prices reported on the New York Stock Exchange on the exercise date) and the aggregate exercise price of the shares acquired.
(2) Represents the market value of the shares that vested, calculated using the average of the high and low sale prices reported on the New York Stock Exchange on the vesting date.

Pension Benefits

The following table summarizes information regarding the participation of each of the named executive officers in our defined benefit retirement plans as of the pension plan measurement date for the six-month period ended December 31, 2012.

Name	Plan Name	Number of Years Credited Service (#)(1)	Present Value of Accumulated Benefit ($)(2)	Payments During Last Fiscal Period ($)
P. A. Woertz	ADM Retirement Plan	7	152,087	0
	ADM Supplemental Retirement Plan	7	1,853,415	0
J. R. Luciano	ADM Retirement Plan	2	12,686	0
	ADM Supplemental Retirement Plan	2	29,327	0
R. G. Young	ADM Retirement Plan	2	15,653	0
	ADM Supplemental Retirement Plan	2	27,651	0
D. J. Smith(3)	ADM Retirement Plan	31	1,077,605(3)	0
	ADM Supplemental Retirement Plan	31	3,552,195(3)	0
M. J. Jansen	ADM Retirement Plan	21	473,397	0
	ADM Supplemental Retirement Plan	21	612,832	0

(1) The number of years of credited service was calculated as of the pension plan measurement date used for financial statement reporting purposes, which was December 31, 2012.

(2) The assumptions used to value pension liabilities as of December 31, 2012 were interest of 3.90% for the ADM Retirement Plan and 3.60% for the ADM Supplemental Retirement Plan and mortality determined under RP2000CH projected to 2020 using Scale AA. The amounts reported for Ms. Woertz, Mr. Luciano and Mr. Young are the present value of their respective projected normal retirement benefit under the Retirement and Supplemental Plans at December 31, 2012. The amounts reported are calculated by projecting the balance in the accounts forward to age 65 by applying a 2.90% interest rate and then discounting back to December 31, 2012 using the assumptions specified above. The total account balance for Ms. Woertz at December 31, 2012 under the Retirement and Supplemental Plans was $1,619,959, the total account balance for Mr. Luciano at December 31, 2012 under the Retirement and Supplemental Plans was $39,758 and the total account balance for Mr. Young at December 31, 2012 under the Retirement and Supplemental Plans was $41,308, which are the amounts that would have been distributable if such individuals had terminated employment on that date.

(3) Mr. Smith retired from the company effective December 31, 2012. He is eligible to commence his benefit under the Retirement Plan at any time. He will begin receiving his benefit under the Supplemental Plan on July 1, 2013 payable in an annuity form. The present value of his early retirement benefit under these two plans as of December 31, 2012 is $4,959,501.

Qualified Retirement Plan

We sponsor the ADM Retirement Plan (the "Retirement Plan"), which is a qualified defined benefit plan under Section 401(a) of the Internal Revenue Code. The Retirement Plan covers eligible salaried employees of our company and its participating affiliates.

Effective January 1, 2009, the Retirement Plan was amended to provide benefits determined under a cash-balance formula. The cash-balance formula applies to any participant entering or re-entering the plan on or after January 1, 2009 and to any participant who had less than five years of service prior to January 1, 2009. For a participant with an accrued benefit but less than five years of service prior to January 1, 2009, an account was established on January 1, 2009 with an opening balance equal to the present value of his or her accrued benefit determined under the final average pay formula. The accrued benefits of all other participants to whom the cash-balance formula does not apply continue to be determined under the traditional final average pay formula. Ms. Woertz, Mr. Luciano and Mr. Young participate in the cash-balance formula, while the other named executive officers participate in the final average pay formula.

A participant whose accrued benefit is determined under the cash-balance formula has an individual hypothetical account established under the Retirement Plan. Pay and interest credits are made on an annual basis to the participant's account. Pay credits are equal to a percentage of the participant's earnings for the year based on the sum of the participant's age and years of service at the end of the year under the following schedule.

Age + Service	Pay
Less than 40	2.00%
at least 40 but less than 50	2.25%
at least 50 but less than 60	2.50%
at least 60 but less than 70	3.00%
at least 70 but less than 80	3.50%
80 or more	4.00%

Interest credits are made at the end of the year and are calculated on the balance of the participant's account as of the first day of the plan year, using an interest rate based upon the yield on 30-year Treasury bonds, subject to a minimum annual interest rate of 1.95%. The participant's pension benefit will be the amount of the balance in the participant's account at the time that the pension becomes payable under the Retirement Plan. The pension payable to a participant whose accrued benefit under the final average pay formula was converted to the cash-balance formula at January 1, 2009, if paid in annuity form, will be increased to reflect any additional benefit which the participant would have received in that form under the traditional formula, but only with respect to the benefit accrued by the participant prior to January 1, 2009. A participant under the cash-balance formula becomes vested in a benefit under the Retirement Plan after three years of service. There are no special early retirement benefits under the cash-balance formula.

For a participant whose accrued benefit is determined under the final average pay formula, the formula calculates a life annuity payable at a normal retirement age of 65 based upon a participant's highest average earnings over five consecutive of the last 15 years of employment. The final average pay formula provides a benefit of 36% of a participant's final average earnings, plus 16.5% of the participant's final average earnings in excess of Social Security "covered compensation." This benefit accrues ratably over 30 years of service. A participant accrues an additional benefit of $^1/_2$% of final average earnings for years of service in excess of 30. Early retirement is available at age 55 with 10 years of service. The life annuity payable at early retirement is subsidized relative to the normal retirement benefit. The payment amount in life annuity form is 97% of the full benefit amount at age 64, and 50% at age 55, with adjustments between those two ages. Mr. Smith was eligible for early retirement at the time he retired. A participant under the final average pay formula becomes vested in a benefit under the Retirement Plan after five years of service.

Earnings for purposes of the cash-balance and the final average pay formulas generally include amounts reflected as pay on Form W-2, increased by 401(k) Plan deferrals and elective "cafeteria plan" contributions, and decreased by bonuses, expense allowances/reimbursements, severance pay, income from stock option and restricted stock awards or cash payments in lieu thereof, merchandise or service discounts, amounts paid in a form other than cash, and other fringe benefits. Annual earnings are limited as required under Section 401(a)(17) of the Internal Revenue Code.

When a participant is eligible for a pension, the participant has a choice of a life annuity, a joint and 50% survivor annuity, a joint and 75% survivor annuity, or a joint and 100% survivor annuity. Each joint and survivor annuity form is the actuarial equivalent of the life annuity payable at the same age, with actuarial equivalence determined using the IRS prescribed mortality table under Section 417(e) of the Internal Revenue Code and an interest rate assumption of 6%. Cash-balance participants may also elect a lump-sum payment option. In addition, for a limited election period during Fiscal Year 2012.5, a lump-sum payment option was available to eligible final average pay participants who (1) terminated employment prior to August 1, 2012, (2) had not started receiving monthly payments of their pension benefits, and (3) elected in October or November 2012 to receive their Retirement Plan benefit in the form of a lump sum.

Supplemental Retirement Plan

We also sponsor the ADM Supplemental Retirement Plan (the "Supplemental Plan"), which is a non-qualified deferred compensation plan under Section 409A of the Internal Revenue Code. The Supplemental Plan covers participants in the Retirement Plan whose benefit under such plan is limited by the benefit limits of Section 415 or the compensation limit of Section 401(a)(17) of the Internal Revenue Code. The Supplemental Plan also covers any employee whose Retirement Plan benefit is reduced by participation in the ADM Deferred Compensation Plan. Participation by those employees who otherwise qualify for coverage is at the discretion of the board, Compensation/Succession Committee or, in the case of employees other than executive officers, the Chief Executive Officer. The Supplemental Plan provides the additional benefit that would have been provided under the Retirement Plan but for the limits of Section 415 or 401(a)(17) of the Internal Revenue Code, and but for the fact that elective contributions made by the participant under the ADM Deferred Compensation Plan are not included in the compensation base for the Retirement Plan. A participant is not vested in a benefit under the Supplemental Plan unless and until the participant is vested in a benefit under the Retirement Plan, which requires three years of service for a cash-balance formula participant and five years of service for a final average pay formula participant, for vesting. A separate payment form election will be allowed with respect to the Supplemental Plan benefit from among the same options available under the Retirement Plan, subject to the limitations of Section 409A of the Internal Revenue Code. Except as noted below for Ms. Woertz, it generally has not been our practice to grant additional service credit under the Supplemental Plan beyond what is earned under the Retirement Plan.

Ms. Woertz entered the Supplemental Plan when she satisfied the one year of service requirement for entry into the Retirement Plan on May 1, 2007. Ms. Woertz's Terms of Employment provide that, once a participant, her Supplemental Plan benefit will be fully-vested, will be calculated after including bonuses in the compensation base, and will be payable in a lump sum six months following her separation from service. The severance provisions of such Terms of Employment also provide for the additional benefit that would derive from two years of pension coverage (or three years of pension coverage in the event of a termination within two years following a change-in-control).

Nonqualified Deferred Compensation

The following table summarizes information with respect to the participation of the named executive officers in the ADM Deferred Compensation Plan for Selected Management Employees I and II, which are non-qualified deferred compensation plans, for the six-month period ended December 31, 2012.

Name	Executive Contributions in FY 2012.5 ($)	Aggregate Earnings in FY 2012.5 ($)(1)	Aggregate Balance at 12/31/12 ($)(2)
P. A. Woertz	0	20,636	238,701
J. R. Luciano	0	0	0
R. G. Young	0	0	0
D. J. Smith	0	0	0
M. J. Jansen	0	25,327	458,930

(1) The amounts reported in this column were not reported in the Summary Compensation Table as part of each individual's compensation for the six-month period ended December 31, 2012 because none of the earnings is considered to be "above market."

(2) Of the amounts shown in this column, the following amounts were previously reported as compensation to the respective individuals in the Summary Compensation Table in previous years:

Name	Amount Reported as Compensation in Previous Years ($)
P. A. Woertz	190,563
M. J. Jansen	0

We sponsor two nonqualified deferred compensation plans — the ADM Deferred Compensation Plan for Selected Management Employees I and II (referred to as "Deferred Comp Plan I" and "Deferred Comp Plan II"). Deferred Comp Plan I was frozen as to new participants and new deferrals effective January 1, 2005, and is maintained as a separate "grandfathered" plan under Section 409A of the Internal Revenue Code. Deferred Comp Plan II is structured to comply with Section 409A. Deferred Comp Plan II covers salaried employees of our company and its affiliates whose annualized base salary is $175,000 or more. Participation by those employees who otherwise qualify for coverage is at the discretion of the board, Compensation/Succession Committee or, in the case of employees other than executive officers, the Chief Executive Officer.

A participant in Deferred Comp Plan II can defer up to 75% of his or her base salary and up to 100% of his or her bonus. Earnings credits are added based upon hypothetical investment elections made by participants. A participant can establish up to five "scheduled distribution accounts" that are payable upon dates specified by the participant, generally in a lump sum, but with one such account eligible for installment payout over a period of two to five years. Withdrawals are allowed upon a showing of "hardship" by the participant in accordance with Section 409A. A participant also can establish a "retirement account" to be paid six months following separation from service. Payment following separation from service is in a lump sum, except that a participant can elect upon initial deferral into the account to have installments paid over a period of two to twenty years if separation from service occurs after retirement eligibility or due to disability. Small account balances of $10,000 or less are paid in a lump sum only. Deferred Comp Plan II provides for "make-whole" company matching credits to the extent that a participant's election to defer under the Deferred Comp Plan II causes a loss of company matching contributions under the 401(k) and Employee Stock Ownership Plan. No "make-whole" company matching credits were made on behalf of the named executive officers for Fiscal Year 2012.5.

A participant with an account balance remaining under Deferred Comp Plan I continues to receive earnings credits on such account based upon hypothetical investment elections made by the participant. A participant can establish up to two "scheduled distribution accounts" that are payable upon dates specified by the participant in either a lump sum or installments over a period of two to four years. A participant also can take unscheduled withdrawals of up to 25% of the balance of his or her accounts, subject to a withdrawal penalty of 10% of the withdrawn amount. Only one such unscheduled withdrawal is allowed in any year. Withdrawals also are allowed upon a showing of "hardship" by the participant. A participant's account under Deferred Comp Plan I is paid following termination of employment. Payment following termination of employment is in a lump sum, except that a participant can elect to have installments paid over a period of two to twenty years if termination of employment occurs after retirement eligibility or due to disability.

Deferred Comp Plan I and II balances are fully-vested. Unpaid amounts at death are paid to designated beneficiaries.

The hypothetical investment options available under Deferred Comp Plans I and II are determined by us and correspond with the investment options (other than our company's common stock) that are made available to participants in the qualified 401(k) and Employee Stock Ownership Plan. These investment options consist of shares in the publicly-traded, open-end mutual funds listed below, and the plan earnings credited to each participant's account in these plans correspond to the earnings performance of the mutual funds selected. Participants in the Deferred Comp Plans I and II may reallocate the amount of new deferrals and existing account balances among these investment options at any time. We do not set assets aside for the benefit of plan participants, but the Deferred Comp Plans I and II provide for full funding of all benefits upon a change-in-control or potential change-in-control, as defined in the plans.

In Fiscal Year 2012.5, the investment options available under Deferred Comp Plans I and II and their respective notional rates of return were as follows:

Deemed Investment Option	Fiscal Year 2012.5 Cumulative Return (7/1/12 to 12/31/12)
Galliard Stable Value Fund	1.11%
BlackRock International — Instl Class	10.72%
Dodge & Cox Stock	11.11%
Ironbridge Small Cap	4.94%
PIMCO Total Return — Institutional Class	4.36%
T. Rowe Price Mid-Cap Growth	5.69%
Vanguard Institutional Index — Instl Plus Shares	5.95%
Vauguard LifeStrategy Conservative Growth	4.47%
Vanguard LifeStrategy Growth	7.24%
Vanguard LifeStrategy Income	3.00%
Vanguard LifeStrategy Moderate Growth	5.82%
Vanguard Morgan Growth — Admiral Shares	4.64%
Vanguard Wellington — Admiral Shares	5.75%
Vanguard Target Retirement Income	3.80%
Vanguard Target Retirement 2010	4.79%
Vanguard Target Retirement 2015	5.52%
Vanguard Target Retirement 2020	6.11%
Vanguard Target Retirement 2025	6.58%
Vanguard Target Retirement 2030	7.15%
Vanguard Target Retirement 2035	7.65%
Vanguard Target Retirement 2040	7.90%
Vanguard Target Retirement 2045	7.84%
Vanguard Target Retirement 2050	7.89%
Vanguard Target Retirement 2055	7.90%

Termination of Employment and Change-in-Control Arrangements

We have entered into certain agreements and maintain certain plans that will require us to provide compensation to named executive officers of our company in the event of a termination of employment or a change-in-control of our company. See the tabular disclosure and narrative description under the Pension Benefits and Nonqualified Deferred Compensation sections above for detail regarding payments that would result from a termination of employment or change-in-control of our company under our pension and nonqualified deferred compensation plans. The individual agreements we have with Ms. Woertz and Mr. Smith related to termination of employment or change-in-control of our company are discussed below.

Under the terms of our time-vested restricted stock award agreements governing awards held by our named executive officers, vesting accelerates upon the death of the award recipient or a change-in-control of our company, and continues in accordance with the original vesting schedule if employment ends as a result of disability or retirement. If employment ends for other reasons, unvested shares are forfeited. In addition, if an award recipient's employment is terminated for cause, or if the recipient breaches a non-competition or confidentiality restriction or participates in an activity deemed by us to be detrimental to our company, the recipient's unvested shares will be forfeited, and any shares that have already vested must be returned to us or the recipient must pay us the amount of the shares' fair market value as of the date they vested.

Under the terms of the stock option agreements governing awards held by our named executive officers, vesting and exercisability accelerate upon the death of the recipient or change-in-control of our company, and continue in accordance with the original vesting schedule if employment ends as a result of disability or retirement. If employment ends for reasons other than death, disability, retirement or cause, a recipient forfeits any interest in the unvested portion of any option, but retains the right to exercise the previously vested portion of any option for a period of three months. In addition, if an award recipient's employment is terminated for cause, or if the recipient breaches a non-competition or confidentiality restriction or participates in an activity deemed by us to be detrimental to our company, the recipient's right to exercise any unexercised options will terminate, the recipient's right to receive option shares will terminate, and any shares already issued upon exercise of the option must be returned to us in exchange for the lesser of the shares' then-current fair market value or the price paid for the shares, or the recipient must pay us cash in the amount of the gain realized by the recipient from the exercise of the option.

Under the terms of a performance share unit award agreement governing an award made in 2011 to Mr. Luciano, vesting accelerates upon the death of the award recipient or a change-in-control of our company and continues in accordance with the original vesting schedule (with the number of shares to be issued in settlement subject to the satisfaction of the specified performance condition) if employment ends as a result of disability or retirement. If employment ends for other reasons, unvested units are forfeited. In addition, if an award recipient's employment is terminated for cause, or if the recipient breaches a non-competition or confidentiality restriction or participates in an activity deemed by us to be detrimental to our company, the recipient's right to receive an award of units or an issuance of shares in settlement of units immediately terminates, unvested units will be forfeited, and if shares have been issued or the cash value thereof paid after vesting, then any shares that have been issued must be returned to us or the recipient must pay us the amount of the shares' fair market value as of the date they vested.

Under the terms of a performance share unit award agreement governing an award made in 2012 to Mr. Jansen, unvested units are forfeited in the event employment ends or a change-in-control of our company occurs. In addition, if an award recipient's employment is terminated for cause, or if the recipient breaches a non-competition or confidentiality restriction or participates in an activity deemed by us to be detrimental to our company, the recipient's right to receive an award of units or an issuance of shares in settlement of units immediately terminates, unvested units will be forfeited, and if shares have been issued or the cash value thereof paid after vesting, then any shares that have been issued must be returned to us or the recipient must pay us the amount of the shares' fair market value as of the date they vested.

The amount of compensation payable to each named executive officer in various termination and change-in-control scenarios is listed in the tables below. Unless otherwise indicated, the amounts listed are calculated based on the assumption that the named executive officer's employment was terminated or that a change-in-control occurred on December 31, 2012.

P. A. Woertz

The following table lists the potential payments and benefits upon termination of employment or change-in-control of our company for Ms. Woertz, our Chairman, President and Chief Executive Officer. We entered into Terms of Employment with Ms. Woertz when she joined our company. The payments and benefits provided in the Terms of Employment are described in detail below the table.

Benefits and Payments upon Termination	Involuntary Termination without Cause or Voluntary Termination for Good Reason ($)	Voluntary Termination without Good Reason or Involuntary Termination with Cause ($)	Change in Control ($)	Involuntary Termination without Cause or Voluntary Termination for Good Reason Related to a Change in Control ($)	Disability ($)	Death ($)
Salary	2,600,000(1)	0	0	3,900,000(7)	0	0
Bonus	3,900,000(2)	0	0	5,850,000(8)	0	0
Health benefits	18,285(3)	0	0	28,446(9)	0	0
Vesting of nonvested stock options	641,627(4)	0	1,165,429(6)	1,165,429(10)	(13)	1,165,429(6)
Vesting of nonvested restricted stock awards	7,775,802(4)	0	11,960,254(6)	11,960,254(10)	(13)	11,960,254(6)
Severance	184,954(5)	0	0	287,253(11)	0	0
Gross-up for excise tax	0	0	0	0(12)	0	0

(1) Represents two years' base salary granted pursuant to Ms. Woertz's Terms of Employment.

(2) Represents two years' target annual bonus amount granted pursuant to Ms. Woertz's Terms of Employment.

(3) Represents the discounted present value of two years of extended health coverage granted pursuant to Ms. Woertz's Terms of Employment, using a discount rate of 3.60%.

(4) Represents the value of two years of accelerated vesting of stock options and restricted stock pursuant to Ms. Woertz's Terms of Employment. The amount shown with respect to stock options was calculated by multiplying the number of shares as to which accelerated vesting occurs with respect to each option that was "in the money" as of December 31, 2012 by the difference between $27.39, the closing sale price of a share of our common stock on the New York Stock Exchange ("NYSE") on December 31, 2012, and the exercise price of the applicable stock option. The amount shown with respect to restricted stock was calculated by multiplying the number of shares as to which accelerated vesting occurs by $27.39, the closing sale price of a share of our common stock on the NYSE on December 31, 2012.

(5) Severance payment granted pursuant to Ms. Woertz's Terms of Employment. Represents two years of pay credits under the cash balance formula for both the Retirement and Supplemental Plans, with pay credits determined considering both base pay and target bonus. The Supplemental Plan calculates a benefit payable six months following separation from service and, accordingly, this balance is discounted to a present value using a discount rate of 3.60%.

(6) Pursuant to the terms of the stock option and restricted stock award agreements under the 2002 Incentive Compensation Plan and the 2009 Incentive Compensation Plan, vesting and exercisability of these equity awards are accelerated in full upon a change-in-control or death. The amount shown with respect to stock options was calculated with respect to options that were "in the money" as of December 31, 2012 and was determined by multiplying the number of shares subject to each option as to which accelerated vesting occurs by the difference between $27.39, the closing sale price of a share of our common stock on the NYSE on December 31, 2012, and the exercise price of the applicable stock option. The amount shown with respect to restricted stock was calculated by multiplying the number of shares as to which accelerated vesting occurs by $27.39, the closing sale price of a share of our common stock on on the NYSE on December 31, 2012.

(7) Represents three years' base salary granted pursuant to Ms. Woertz's Terms of Employment.

(8) Represents three years' target annual bonus amount granted pursuant to Ms. Woertz's Terms of Employment.

(9) Represents discounted present value of three years of extended health coverage granted pursuant to Ms. Woertz's Terms of Employment, using a discount rate of 3.60%.

(10) See note (6) to this table for effect of a change-in-control on equity awards pursuant to the terms of the award agreements. In addition, Ms. Woertz's Terms of Employment provide that vesting and exercisability of all equity awards are accelerated in full upon an involuntary termination of employment without cause or a voluntary termination of employment for good reason which, in either case, occurs prior to and in connection with a change-in-control or within two years after a change-in-control.

(11) Severance payment granted pursuant to Ms. Woertz's Terms of Employment. Represents three years' of pay credits under the cash balance formula calculated in the same manner as described in note (5) to this table.

(12) No payment would be treated as an excess parachute if termination had occurred on December 31, 2012.
(13) Pursuant to the terms of the stock option and restricted stock award agreements under the 2002 Incentive Compensation Plan and the 2009 Incentive Compensation Plan, vesting of these equity awards continues after termination of employment.

Upon an involuntary termination of Ms. Woertz's employment by the board without cause or the voluntary termination by Ms. Woertz of her employment for good reason in circumstances that are unrelated to a change-in-control of our company, Ms. Woertz shall receive payments equal to two years' base salary plus target annual bonus paid in equal installments on the regular payroll schedule, two years of continuation coverage under the company's benefit plans, two years of accelerated vesting of equity awards, and two years' credit with respect to age, service and covered compensation for purposes of calculating pension benefits.

Ms. Woertz's Terms of Employment generally provide that a termination is for "cause" if it is as a result of her indictment for or conviction of a felony or any crime involving dishonesty, fraud, theft or financial impropriety, or a determination by the board that she has (i) willfully and continuously failed to substantially perform her duties, (ii) engaged in a material act of dishonesty or gross misconduct in employment that is injurious to the company, or (iii) willfully violated a material requirement of the company's code of conduct or her fiduciary duty to the company. The Terms of Employment also generally provide that a termination by Ms. Woertz is for "good reason" if it results from (i) an adverse change in her status or positions as President and CEO of the company, or removal from such positions, (ii) any reduction in her base salary or target bonus, (iii) requiring her to relocate to a place of employment more than 50 miles from the company's headquarters, (iv) the failure to re-elect her as a director or her removal as a director, or (v) the company's failure to obtain agreement from any successor to the company's business to assume and perform the Terms of Agreement.

Upon an involuntary termination of Ms. Woertz's employment by the board of directors without cause or the voluntary termination by Ms. Woertz of her employment for good reason that occurs prior to and in connection with, or within two years following, a change-in-control of our company, Ms. Woertz shall receive a lump-sum payment equal to three years' base salary plus target annual bonus, accelerated vesting of all outstanding equity awards, three years of continuation coverage under our benefit plans, three years' credit with respect to age, service and covered compensation for purposes of calculating pension benefits, gross-up for any excise tax payable under Internal Revenue Code Section 280G, and other terms and provisions to be developed with the board. A "change-in-control" would generally include for these purposes (i) a person or group acquiring 30% or more of our voting securities, (ii) approval by our stockholders of the dissolution or liquidation of the company or the sale of all or substantially all of its assets, (iii) the consummation of certain mergers or other business combinations, (iv) a majority of our directors are replaced under certain circumstances, or (v) the board determines that a person or group has acquired effective control of the company's business and affairs.

As a condition to receiving severance payments and benefits, Ms. Woertz agreed in the Terms of Employment to release us from all claims and to abide by reasonable post-employment restrictive covenants, such as non-competition with principal competitors, non-solicitation of employees, customers and suppliers, and non-disparagement of our company and board of directors, for two years following termination of employment.

J. R. Luciano, R. G. Young, and M. J. Jansen

The following table lists the potential payments and benefits upon termination of employment or change-in-control of our company for our named executive officers (other than P. A. Woertz) whose service as an executive officer did not end during Fiscal Year 2012.5. These payments and benefits are provided under the terms of agreements involving equity compensation awards.

Name	Benefits and Payments upon Termination	Voluntary Termination ($)	Involuntary Termination without Cause ($)	Termination for Cause ($)	Change in Control ($)	Disability ($)	Death ($)	Retirement ($)
J. R. Luciano	Vesting of nonvested stock options	0	0	0	436,266(1)	(4)	436,266(1)	(6)
	Vesting of nonvested restricted stock awards	0	0	0	7,508,969(1)	(4)	7,508,969(1)	(6)
	Vesting of nonvested performance share unit awards	0	0	0	3,409,179(2)	(5)	3,409,179(2)	(6)
R. G. Young	Vesting of nonvested stock options	0	0	0	219,538(1)	(4)	219,538(1)	(6)
	Vesting of nonvested restricted stock awards	0	0	0	2,569,785(1)	(4)	2,569,785(1)	(6)
M. J. Jansen	Vesting of nonvested stock options	0	0	0	110,022(1)	(4)	110,022(1)	(6)
	Vesting of nonvested restricted stock awards	0	0	0	1,547,727(1)	(4)	1,547,727(1)	(6)
	Vesting of nonvested performance share unit awards	0	0	0	0(3)	(3)	0(3)	(6)

(1) Pursuant to the terms of the stock option and restricted stock award agreements under the 1999 Incentive Compensation Plan, 2002 Incentive Compensation Plan and 2009 Incentive Compensation Plan, vesting and exercisability of these equity awards are accelerated in full upon a change-in-control or death. The amount shown with respect to stock options was calculated with respect to options that were "in the money" as of December 31, 2012 and was determined by multiplying the number of shares subject to each option as to which accelerated vesting occurs by the difference between $27.39, the closing sale price of a share of our common stock on the NYSE on December 31, 2012, and the exercise price of the applicable stock option. The amount shown with respect to restricted stock was calculated by multiplying the number of shares as to which accelerated vesting occurs by $27.39, the closing sale price of a share of our common stock on the NYSE on December 31, 2012.

(2) Pursuant to the terms of a 2011 performance share unit award agreement under the 2009 Incentive Compensation Plan, vesting of the performance share units is accelerated in full upon a change-in-control or death. The number of shares issued in settlement of such vested units is determined by multiplying the number of vested units by the average company performance factor for the performance periods completed prior to the vesting date. The amount shown was calculated by multiplying the total number of shares (124,468) by $27.39, the closing sale price of a share of our common stock on the NYSE on December 31, 2012.

(3) Pursuant to the terms of a 2012 performance share unit award agreement under the 2009 Incentive Compensation Plan, the performance share units are forfeited upon a termination for any reason or change-in-control prior to the vesting date.

(4) Pursuant to the terms of the stock option and restricted stock award agreements under the 1999 Incentive Compensation Plan, 2002 Incentive Compensation Plan and 2009 Incentive Compensation Plan, vesting of these equity awards generally continues on the same schedule after retirement or termination of employment due to disability.

(5) Pursuant to the terms of this 2011 performance unit award agreement, vesting of this award generally continues on the same schedule after retirement or termination of employment due to disability, and the number of shares issuable in settlement of the vested units will be a function of the company's performance for the relevant performance periods.

(6) Because this named executive officer is not yet eligible for retirement under the terms of the ADM Retirement Plan, no current termination of employment would be considered "retirement" under any of the applicable equity-based compensation plans.

D.J. Smith

In connection with Mr. Smith's decision to retire, the company and Mr. Smith entered into a separation agreement on May 3, 2012 that governs the terms of his ceasing to be an active employee and an officer of the company. Pursuant to the separation agreement, Mr. Smith's retirement was effective December 31, 2012, and in connection therewith: (i) Mr. Smith received $1,802,800 in cash, one half of which was paid shortly after the separation agreement was signed and the other half was paid shortly after December 31, 2012; (ii) Mr. Smith received shortly after December 31, 2012 a cash payment equal to the value of his accrued but unused vacation;

(iii) the company transferred to Mr. Smith on or about December 31, 2012, the company-owned car used by him and certain communications equipment used by him; and (iv) Mr. Smith's healthcare coverage was extended until December 31, 2013 on the same terms as would have been available to him had he remained employed by the company through such date. The separation agreement also provides that except for payments and benefits under specified benefit plans and previously granted equity award agreements, Mr. Smith will not be entitled to payments or benefits beyond those specified in the separation agreement. Under the separation agreement, Mr. Smith is subject to non-compete and non-solicitation obligations for one year after his employment ends, and agrees to release of any claims he may have against the company.

The following table lists the payments and benefits provided and to be provided to Mr. Smith in connection with his retirement from the company. These payments and benefits are provided under the terms of the separation agreement described above.

Payment or Benefit	D.J. Smith
Separation payments(1)	1,802,800
Payment for accrued vacation(2)	86,673
Health benefits(1)(3)	7,286
Company auto and communications equipment(1)(4)	67,746

(1) Amount is included in the amount of "All Other Compensation" disclosed for Mr. Smith for Fiscal Year 2012 in the Summary Compensation Table herein.

(2) Amount is included in the amount of "All Other Compensation" disclosed for Mr. Smith for Fiscal Year 2012.5 in the Summary Compensation Table herein.

(3) Amount represents the discounted present value of one year of post-retirement extended health coverage.

(4) Amount represents the estimated fair market value of Mr. Smith's company car and certain communications equipment which was transferred to him upon his retirement.

Director Compensation for Fiscal Year 2012.5

Our standard compensation for non-employee directors consists of an annual retainer of $250,000, one-half of which must be paid in stock units pursuant to our Stock Unit Plan for Non-Employee Directors. The other half of the annual retainer may be paid in cash, stock units, or a combination of both, at the election of each non-employee director. Each stock unit is deemed for valuation and bookkeeping purposes to be the equivalent of a share of our common stock. In addition to the annual retainer, our Lead Director receives a stipend in the amount of $25,000, the chairman of the Audit Committee receives a stipend in the amount of $15,000, the chairman of the Compensation/Succession Committee receives a stipend in the amount of $12,500, the chairman of the Nominating/Corporate Governance Committee receives a stipend in the amount of $10,000 and each member of the Transaction Committee receives a fee of $1,000 per meeting of such committee attended. All such stipends are paid in cash. Except with respect to the Transaction Committee, we do not pay fees for attendance at board and committee meetings. Directors are reimbursed for out-of-pocket traveling expenses incurred in attending board and committee meetings. Directors may also be provided with certain perquisites from time-to-time.

Stock units are credited to the account of each non-employee director on a quarterly basis in an amount determined by dividing the quarterly amount of the retainer to be paid in stock units by the fair market value of a share of our common stock on the last business day of that quarter, and are fully-vested at all times. As of any date on which cash dividends are paid on our common stock, each director's stock unit account is also credited with stock units in an amount determined by dividing the dollar value of the dividends that would have been paid on the stock units in that director's account had those units been actual shares by the fair market value of a share of our stock on the dividend payment date. For purposes of this plan, the "fair market value" of a share of our common stock on any date is the average of the high and low reported sales prices for our stock on the New York Stock Exchange on that date. Each stock unit is paid out in cash on the first business day following the earlier of (i) five years after the end of the calendar year that includes the quarter for which that stock unit was credited to the director's account, and (ii) when the director ceases to be a member of our board. The amount to be paid will equal the number of stock units credited to a director's account multiplied by the fair market value of a share of our stock on the payout date. A director may elect to defer the receipt of these payments in accordance with the plan.

The following table summarizes compensation provided to each non-employee director for services provided during the six-month period ended December 31, 2012.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	All Other Compensation ($)	Total ($)
A. Boeckmann	0	125,000	0	125,000
G. W. Buckley	0	125,000	0	125,000
M. H. Carter	12,500	125,000	0	137,500
T. K. Crews	62,500	62,500	0	125,000
P. Dufour	62,500	62,500	0	125,000
D. E. Felsinger	0	125,000	0	125,000
A. Maciel	67,500	62,500	0	130,000
P. J. Moore	62,500	62,500	0	125,000
T. F. O'Neill	70,000	62,500	0	132,500
D. Shih(3)	20,720	—	0	20,720
K. R. Westbrook	68,750	62,500	0	131,250

(1) As described above, one-half of the annual retainer of $250,000 is paid in stock units, which are reported in the "Stock Awards" column. In addition, the directors may elect to receive the other half of the annual retainer in the form of cash, stock units or a combination of both. For Fiscal Year 2012.5, Mr. Boeckmann, Dr. Buckley, Ms. Carter and Mr. Felsinger each elected to receive his or her entire annual retainer in the form of stock units.

(2) The amounts set forth in this column represent the grant date fair value of stock unit grants to each of the listed directors computed in accordance with the provisions of FASB ASC Topic 718. Each of the listed directors is a nonemployee director and the fair value of services provided by each director has been used to calculate the number of stock units credited to each director by dividing the quarterly fair value of the services provided by the fair market value of a share of our company's common stock on the last business day of the quarter. For purposes of this plan, the "fair market value" of a share of our common stock on any date is the average of the high and low reported sales prices for our stock on the New York Stock Exchange on that date. The fair value of services provided by each of the directors has been determined to be $62,500 per quarter. The aggregate number of stock units credited to the account of each non-employee director as of December 31, 2012 (including mandatory stock unit grants, voluntary elections to receive stock units and the deemed reinvestment of dividends) was as follows:

Name	Number of Stock Units at 12/31/12
A. Boeckmann	5,766
G. W. Buckley	30,895
M. H. Carter	115,770
T. Crews	6,301
P. Dufour	10,496
D. E. Felsinger	27,834
A. Maciel	26,509
P. J. Moore	48,701
T. F. O'Neill	32,451
D. Shih	0
K. R. Westbrook	51,913

(3) Mr. Shih was elected at our annual meeting of stockholders held in November 2012.

Director Stock Ownership Guidelines

Our company has guidelines regarding ownership of shares of our common stock by our non-employee directors. These guidelines call for non-employee directors to own shares of common stock (including stock units issued pursuant to the Stock Unit Plan for Non-Employee Directors) over time with a fair market value of not less than three times the amount of the maximum cash portion of the annual retainer. Application of these guidelines will consider the time each director has served on our board of directors, as well as stock price fluctuations that may impact the achievement of the three times cash retainer ownership guidelines.

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights(a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights(b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))(c)
Equity Compensation Plans Approved by Security Holders . . .	18,027,301(1)	$27.95(2)	20,761,798(3)
Equity Compensation Plans Not Approved by Security Holders	0	0	0
Total	18,027,301(1)	$27.95(2)	20,761,798(3)

(1) Consists of 16,797 shares to be issued upon exercise of outstanding options pursuant to the company's 1996 Stock Option Plan; 49,651 shares to be issued upon exercise of outstanding options pursuant to the company's 1999 Incentive Compensation Plan; 4,093 shares to be issued upon vest of outstanding restricted stock units and 9,206,650 shares to be issued upon exercise of outstanding options pursuant to the company's 2002 Incentive Compensation Plan; 1,539,339 shares to be issued pursuant to outstanding restricted stock units, 360,849 shares to be issued upon vest of outstanding performance share units and 6,580,188 shares to be issued upon exercise of outstanding options pursuant to the company's 2009 Incentive Compensation Plan; and 269,734 shares to be issued upon exercise of outstanding options pursuant to the ADM International Limited Savings-Related Share Options Scheme, all as of December 31, 2012. The ADM International Limited Savings-Related Share Option Scheme is a program whereby employees in the United Kingdom can save through payroll deductions and have the option to purchase shares at a predetermined, discounted price at a point in time in the future.

(2) Weighted-average exercise price for outstanding stock options.

(3) Consists of 20,761,798 shares available for issuance pursuant to our 2009 Incentive Compensation Plan as of December 31, 2012. Benefits which may be granted under the 2009 Incentive Compensation Plan are options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units and cash-based awards.

Our company does not have any equity compensation plans that have not been approved by our stockholders.

Report of the Audit Committee

The Audit Committee provides assistance to the Board of Directors in fulfilling its oversight responsibility to the stockholders relating to the Company's (i) financial statements and the financial reporting process, (ii) preparation of the financial reports and other financial information provided by the Company to any governmental or regulatory body, (iii) systems of internal accounting and financial controls, (iv) internal audit functions, (v) annual independent audit of the Company's financial statements, (vi) the Company's major risk exposures, (vii) legal compliance and ethics programs as established by management and the Board, (viii) related-party transactions, and (ix) performance of the compliance function.

The Audit Committee assures that the corporate information gathering, analysis and reporting systems developed by management represent a good faith attempt to provide senior management and the Board of Directors with information regarding material acts, events, and conditions within the Company. In addition, the Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent auditor. The Audit Committee ensures that the Company establishes, resources, and maintains a professional internal auditing function and that there are no unjustified restrictions or limitations imposed on such function. The Audit Committee reviews the effectiveness of the internal audit function and reviews and approves the actions relating to the General Auditor, including performance appraisals and related base and incentive compensation. The Audit Committee is comprised of five independent directors, all of whom are financially literate and one of whom (T.F. O'Neill) has been determined by the Board of Directors to be an "audit committee financial expert" as defined by the Securities and Exchange Commission ("SEC").

Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed the audited financial statements in the annual report with management, including a discussion of the quality — not just the acceptability — of the accounting principles, the reasonableness of significant judgments, the development and selection of the critical accounting estimates, and the clarity of disclosures in the financial statements. Also, the Audit Committee discussed with management education regarding compliance with the policies and procedures of the Company as well as federal and state laws.

The Audit Committee reviewed and discussed with the independent auditor, who is responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, the effectiveness of the Company's internal control over financial reporting, and the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards, Vol. 1* AU Section 380), as adopted by the PCAOB in Rule 3200T, including their judgment as to the quality — not just the acceptability — of the Company's accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. In addition, the Audit Committee received the written disclosures and the letter from the independent auditor required by applicable requirements of the PCAOB regarding the independent auditor's communications with the Audit Committee concerning independence and has discussed with the independent auditor the auditor's independence from management and the Company. The Audit Committee has adopted an Audit and Non-audit Services Pre-Approval Policy and considered the compatibility of non-audit services with the independent auditor's independence. The Audit Committee recommended to the Board of Directors (and the Board of Directors approved) a hiring policy related to current and former employees of the independent auditor.

The Committee discussed the Company's major risk exposures, the steps management has taken to monitor and control such exposures, and guidelines and policies to govern the Company's risk assessment and risk management processes.

The Audit Committee discussed with the internal and independent auditors the overall scope and plans for their respective audits. The Audit Committee met with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the accounting and financial controls, and the overall quality of the Company's financial reporting. The Audit Committee met individually with members of management in executive session. The Audit Committee held five meetings during the transition period of July 1, 2012 to December 31, 2012.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board of Directors approved) that the audited financial statements be included in the Annual Report on Form 10-K for the transition period of July 1, 2012 to December 31, 2012 for filing with the SEC. The Audit Committee has appointed, subject to ratification by the stockholders of the Company, Ernst & Young LLP as independent auditor for the fiscal year ending December 31, 2013.

T. K. Crews, Chairman
P. Dufour
T. F. O'Neill
A. Maciel
P. J. Moore

Review and Approval of Certain Relationships and Related Transactions

Various policies and procedures of our company, including our Code of Conduct, our bylaws, the charter of the Nominating/Corporate Governance Committee and annual questionnaires completed by all of our directors and executive officers, require disclosure of and otherwise identify to the company transactions or relationships that may constitute conflicts of interest or otherwise require disclosure under applicable SEC rules as "related person transactions" between our company or its subsidiaries and related persons. For these purposes, a related person is a director, executive officer, nominee for director, or 5% stockholder of the company since the beginning of the last fiscal year and their immediate family members.

Although the company's processes vary with the particular transaction or relationship, in accordance with our Code of Conduct, directors, executive officers and other company employees are directed to inform appropriate supervisory personnel as to the existence or potential existence of such a transaction or relationship. To the extent a related person is involved in the relationship or has a material interest in the transaction, the company's practice, although not part of a written policy, is to refer consideration of the matter to the board or the Audit Committee. The transaction or relationship will be evaluated by the board or the committee, which will approve or ratify it if it is determined that the transaction or relationship is fair and in the best interests of the company. Generally, transactions and series of related transactions of less than $120,000 are approved or ratified by appropriate company supervisory personnel and are not approved or ratified by the board or a committee thereof.

Certain Relationships and Related Transactions

During the six-month transition period ended December 31, 2012 none of our directors or executive officers was a participant in or had a relationship regarded as a related person transaction, as considered under applicable regulations of the SEC.

Proposal No. 2 — Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee has appointed Ernst & Young LLP as our company's independent registered public accounting firm for the fiscal year ending December 31, 2013. We are asking our stockholders to ratify the selection of Ernst & Young LLP as our independent registered public accounting firm. Although ratification is not required by our bylaws or otherwise, our board is submitting the selection of Ernst & Young LLP to our stockholders as a matter of good corporate practice. Representatives of Ernst & Young LLP will attend the annual meeting, will have the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions.

The Board of Directors recommends a vote FOR ratification of the appointment of Ernst & Young LLP as our company's independent registered public accounting firm for the fiscal year ending December 31, 2013. Proxies solicited by the Board will be so voted unless stockholders specify a different choice.

Fees Paid to Independent Auditors

The following table shows the aggregate fees paid to Ernst & Young LLP by us for the services it rendered during the six-month transition period ended December 31, 2012 (FY2012.5) and the fiscal years ended June 30, 2012 and 2011:

	Amount($)		
Description of Fees	**FY2012.5**	**FY2012**	**FY2011**
Audit Fees(1)	$12,964,000	$14,525,000	$14,006,000
Audit-Related Fees(2)	299,000	344,000	210,000
Tax Fees(3)	710,000	748,000	677,000
All Other Fees	—	—	—
Total	$13,973,000	$15,617,000	$14,893,000

(1) Includes fees for audit of annual financial statements, reviews of the related quarterly financial statements, audit of the effectiveness of our company's internal control over financial reporting, certain statutory audits, and SEC filings.

(2) Includes fees for accounting and reporting assistance and audit-related work in connection with employee benefit plans of our company.

(3) Includes fees related to tax planning advice, tax return preparation, and expatriate tax services.

Audit Committee Pre-Approval Policies

The Audit Committee has adopted an Audit and Non-audit Services Pre-Approval Policy. This policy provides that audit services engagement terms and fees, and any changes in such terms or fees, are subject to the specific pre-approval of the Audit Committee. The policy further provides that all other audit services, audit-related services, tax services, and permitted non-audit services are subject to pre-approval by the Audit Committee. All of the services Ernst & Young LLP performed for us during FY2012.5 and during the last two full fiscal years were pre-approved by the Audit Committee.

Proposal No. 3 — Advisory Vote on Executive Compensation

Pursuant to Section 14A of the Exchange Act, the following proposal provides our stockholders with an opportunity to vote to approve, on an advisory basis, the compensation of our named executive officers, as disclosed in this proxy statement. In considering your vote, you may wish to review the "Compensation Discussion and Analysis" discussion herein, which provides details as to our compensation policies, procedures and decisions regarding the named executive officers, as well as the Summary Compensation Table and other related compensation tables, notes and narrative disclosures in this proxy statement. This vote is not intended to address any specific element of our executive compensation program, but rather the overall compensation program for our named executive officers.

The Compensation/Succession Committee, which is comprised entirely of independent directors, and our board of directors believe that the executive compensation policies, procedures and decisions made with respect to our named executive officers are competitive, are based on our pay-for-performance philosophy, and are focused on achieving our company's goals and enhancing stockholder value.

Accordingly, for the reasons discussed above and in the "Compensation Discussion and Analysis" section of this proxy statement, the board asks our stockholders to vote **FOR** the adoption of the following resolution to be presented at the 2013 Annual Meeting of Stockholders:

> RESOLVED, that the stockholders approve, on an advisory basis, the compensation of the Company's named executive officers as disclosed in the Compensation Discussion and Analysis section, the compensation tables, and the related narrative disclosure in this Proxy Statement.

Although this advisory vote is not binding on our board of directors, the board and the Compensation/ Succession Committee will review and expect to take into account the outcome of the vote when considering future executive compensation decisions.

The board of directors will include an advisory vote on executive compensation at each annual meeting of stockholders until the next required vote on the frequency of stockholder votes on executive compensation. The next advisory vote on executive compensation will be held at the annual meeting of stockholders following the fiscal year ending December 31, 2013.

The Board of Directors recommends that you vote FOR the approval of the advisory resolution on the compensation of our company's named executive officers, as disclosed in this proxy statement. Proxies solicited by the Board will be so voted unless stockholders specify a different choice.

Deadline for Submission of Stockholder Proposals

Proposals of stockholders intended to be presented at the next annual meeting and desired to be included in our proxy statement for that meeting must be received by the Secretary, Archer-Daniels-Midland Company, 4666 Faries Parkway, Decatur, Illinois 62526-5666, no later than November 22, 2013 in order to be included in such proxy statement. Generally, if written notice of any stockholder proposal intended to be presented at the next annual meeting, and not included in our proxy statement for that meeting, is not delivered to the Secretary at the above address between February 1, 2014 and March 30, 2014 (or, if the next annual meeting is called for a date that is not within the period from April 2, 2014 to June 1, 2014, if such notice is not so delivered by the close of business on the tenth day following the earlier of the date on which notice of the date of such annual meeting is mailed or public disclosure of the date of such annual meeting is made), or if such notice does not contain the information required by Section 1.4(c) of our bylaws, the chair of the annual meeting may declare that such stockholder proposal be disregarded.

Stockholders with the Same Address

Individual stockholders sharing an address with one or more other stockholders may elect to "household" the mailing of the proxy statement and our annual report. This means that only one annual report and proxy statement will be sent to that address unless one or more stockholders at that address specifically elect to receive separate mailings. Stockholders who participate in householding will continue to receive separate proxy cards. Also, householding will not affect dividend check mailings. We will promptly send a separate annual report and proxy statement to a stockholder at a shared address on request. Stockholders with a shared address may also request us to send separate annual reports and proxy statements in the future, or to send a single copy in the future if we are currently sending multiple copies to the same address.

Requests related to householding should be made by writing Shareholder Relations, Archer-Daniels-Midland Company, 4666 Faries Parkway, Decatur, Illinois 62526-5666 or by calling our Shareholder Relations at 217/424-5656. If you are a stockholder whose shares are held by a bank, broker or other nominee, you can request information about householding from your bank, broker or other nominee.

Other Matters

It is not contemplated or expected that any business other than that pertaining to the subjects referred to in this proxy statement will be brought up for action at the meeting, but in the event that other business does properly come before the meeting calling for a stockholders' vote, the named proxies will vote thereon according to their best judgment in the interest of our company.

By Order of the Board of Directors
ARCHER-DANIELS-MIDLAND COMPANY



M. I. Smith, *Secretary*

March 22, 2013

Definition and Reconciliation of Non-GAAP Measures

We use **Adjusted ROIC** to mean "Adjusted ROIC Earnings" divided by "Adjusted Invested Capital". Adjusted ROIC Earnings is the Company's net earnings attributable to controlling interests adjusted for the after-tax effects of interest expense, changes in the LIFO reserve, and other specified items. Adjusted Invested Capital is the average of quarter-end amounts for the trailing four quarters, with each such quarter-end amount being equal to the sum of the Company's equity (excluding non-controlling interests), interest-bearing liabilities, the after-tax effect of the LIFO reserve, and other specified items. Management uses **Adjusted ROIC** to measure the Company's performance by comparing **Adjusted ROIC** to the Company's weighted average cost of capital, or WACC.

We use Adjusted EBITDA to mean EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) adjusted for specified items. Management uses **Adjusted EBITDA** to measure profitability of the Company after adjusting for certain specified items.

Adjusted ROIC, **Adjusted ROIC Earnings, Adjusted Invested Capital,** and **Adjusted EBITDA** are non-GAAP financial measures and are not intended to replace or be alternatives to GAAP financial measures. The following tables present reconciliations of Adjusted ROIC earnings to net earnings attributable to controlling interests, the most directly comparable amount reported under GAAP; of Adjusted Invested Capital to Total Shareholders' Equity, the most directly comparable amounts reported under GAAP; of Adjusted EBITDA to net earnings attributable to controlling interests, the most directly comparable amount reported under GAAP; and the calculation of Adjusted ROIC each for the period ended December 31, 2012.

Adjusted ROIC Calculation *(twelve months ended December 31, 2012)*			
Adjusted ROIC Earnings*	1,796	=	6.20%
Adjusted Invested Capital*	28,948		

**(in millions)*

Adjusted ROIC Earnings[3]

(In Millions)	Quarter Ended Mar 31, 2012	Jun 30, 2012	Sep 30, 2012	Dec 31, 2012	Four Quarters Ended Dec 31, 2012
Net earnings attributable to ADM	$ 399	$ 284	$ 182	$ 510	$ 1,375
Adjustments					
Interest expense	116	116	106	107	445
LIFO	107	(50)	53	(113)	(3)
Other specified items	85	—	146	(33)	198
Total adjustments	308	66	305	(39)	640
Tax on adjustments	(117)	(25)	(71)	(6)	(219)
Net adjustments	191	41	234	(45)	421
Total Adjusted ROIC Earnings	$ 590	$ 325	$ 416	$ 465	$ 1,796

Adjusted Invested Capital[3]

	Quarter Ended Mar 31, 2012	Jun 30, 2012	Sep 30, 2012	Dec 31, 2012	Trailing Four Quarter Average
Shareholders' Equity[1]	$ 18,353	$ 17,969	$ 18,237	$ 18,920	$ 18,370
+ Interest-bearing liabilities[2]	10,330	10,323	10,496	9,542	10,173
+ LIFO adjustment (net of tax)	394	362	395	325	369
+ Other specified items	52	—	135	(41)	37
Total Adjusted Invested Capital	$ 29,129	$ 28,654	$ 29,263	$ 28,746	$ 28,948

[1] Excludes noncontrolling interests
[2] Includes short-term debt, current maturities of long-term debt, capital lease obligations and long-term debt
[3] Non-GAAP measure: The Company uses certain "Non-GAAP" financial measures as defined by the Securities and Exchange Commission. These are measures of performance not defined by accounting principles generally accepted in the United States, and should be considered in addition to, not in lieu of, GAAP reported measures.

(1) Adjusted Return on Invested Capital (ROIC) is Adjusted ROIC Earnings divided by Adjusted Invested Capital. Adjusted ROIC Earnings is ADM's net earnings adjusted for the after tax effects of interest expense, changes in the LIFO reserve, and other specified items. Adjusted ROIC Invested Capital is the sum of ADM's equity (excluding noncontrolling interests), interest-bearing liabilities, the after tax effect of the LIFO reserve, and the after tax effect of other specified items.

(2) Other specified items are comprised of asset impairment, exit and restructuring costs of $85 million ($52 million, after-tax) for the quarter ended March 31, 2012; An asset impairment charge of $146 million ($107 million, after-tax) and Brazil income tax remeasurement expense of $6 million after-tax for the quarter ended September 30, 2012; and a gain related to the Company's interest in GrainCorp of $62 million ($49 million, after-tax), a gain related to the sale of certain of the Company's exchange membership interests of $39 million ($24 million, after-tax), Brazil income tax remeasurement expense of $8 million after-tax and charges related to pension settlements of $68 million ($44 million, after-tax) for the quarter ended December 31, 2012. In the quarter ended December 31, 2012, the tax effect of the $146 million asset impairment charge was decreased by $2 million.

Adjusted EBITDA[1]

(In Millions)	Six Months Ended Dec 31, 2012
Net earnings attributable to ADM	$ 692
Net earnings attributable to noncontrolling interests	2
Income taxes	303
Earnings before income taxes	997
Interest Expense	213
Depreciation and amortization	407
EBITDA	$ 1,617
Adjustments:	
LIFO Credit	(60)
Gain related to GrainCorp investment	(62)
Gain related to sale of membership interests	(39)
Loss on Sale of Gruma	146
Pension settlement charges	68
Debt modification costs	5
Adjusted EBITDA	$ 1,675

[1] Non-GAAP measure: The Company uses certain "Non-GAAP" financial measures as defined by the Securities and Exchange Commission. These are measures of performance not defined by accounting principles generally accepted in the United States, and should be considered in addition to, not in lieu of, GAAP reported measures.

(1) Adjusted EBITDA is EBITDA adjusted for certain specified items as described above.



Form 10-K



ARCHER DANIELS MIDLAND COMPANY

2012.5

JULY 1 DEC 31 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 10-K

☐ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

☒ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from July 1, 2012 to December 31, 2012

Commission file number 1-44


ADM

ARCHER-DANIELS-MIDLAND COMPANY
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**41-0129150** (I. R. S. Employer Identification No.)
4666 Faries Parkway Box 1470 **Decatur, Illinois** (Address of principal executive offices)	**62525** (Zip Code)

217-424-5200
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, no par value	**New York Stock Exchange** **Frankfurt Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☒	Accelerated Filer ☐
Non-accelerated Filer ☐	Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter.

Common Stock, no par value--$17.6 billion
(Based on the closing sale price of Common Stock as reported on the New York Stock Exchange
as of December 31, 2012)

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

Common Stock, no par value—658,592,500 shares
(January 31, 2013)

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the proxy statement for the annual meeting of stockholders to be held May 2, 2013, are incorporated by reference into Part III.

SAFE HARBOR STATEMENT

This Form 10-K contains forward-looking information that is subject to certain risks and uncertainties that could cause actual results to differ materially from those projected, expressed, or implied by such forward-looking information. In some cases, you can identify forward-looking statements by our use of words such as "may, will, should, anticipates, believes, expects, plans, future, intends, could, estimate, predict, potential or contingent," the negative of these terms or other similar expressions. The Company's actual results could differ materially from those discussed or implied herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this Form 10-K for the transition period ended December 31, 2012. Among these risks are legislative acts; changes in the prices of food, feed, and other commodities, including gasoline; and macroeconomic conditions in various parts of the world. To the extent permitted under applicable law, the Company assumes no obligation to update any forward-looking statements as a result of new information or future events.

Table of Contents

PART I

Item 1. BUSINESS

Company Overview

Archer-Daniels-Midland Company (the Company) was incorporated in Delaware in 1923, successor to the Daniels Linseed Co. founded in 1902. The Company is one of the world's largest processors of oilseeds, corn, wheat, cocoa, and other agricultural commodities and is a leading manufacturer of protein meal, vegetable oil, corn sweeteners, flour, biodiesel, ethanol, and other value-added food and feed ingredients. The Company also has an extensive global grain elevator and transportation network to procure, store, clean, and transport agricultural commodities, such as oilseeds, corn, wheat, milo, oats, and barley, as well as processed agricultural commodities. The Company has significant investments in joint ventures. The Company expects to benefit from these investments, which typically aim to expand or enhance the Company's market for its products or offer other benefits including, but not limited to, geographic or product line expansion.

The Company's vision is to be the most admired global agribusiness while creating value and growing responsibly. The Company's strategy involves expanding the volume and diversity of crops that it merchandises and processes, expanding the global reach of its core model, and expanding its value-added product portfolio. The Company seeks to serve vital needs by connecting the harvest to the home and transforming crops into food and energy products. The Company desires to execute this vision and these strategies by conducting its business in accordance with its core values of operating with integrity, treating others with respect, achieving excellence, being resourceful, displaying teamwork, and being responsible.

During the past five years, the Company has significantly expanded its agricultural commodity processing and handling capacity through construction of new plants, expansion of existing plants, and the acquisition of plants and transportation equipment. There have been no significant dispositions during the last five years.

The Company's prior fiscal years ended annually on June 30. On May 3, 2012, the Board of Directors of the Company determined, in accordance with its Bylaws and upon the recommendation of the Audit Committee, that the Company's fiscal year shall begin on January 1 and end on December 31 of each year, starting January 1, 2013. The required transition period of July 1, 2012 to December 31, 2012 is included in this Form 10-K transition report.

Segment Descriptions

The Company's operations are classified into three reportable business segments: Oilseeds Processing, Corn Processing, and Agricultural Services. Each of these segments is organized based upon the nature of products and services offered. The Company's remaining operations are not reportable business segments, as defined by the applicable accounting standard, and are classified as Other. Financial information with respect to the Company's reportable business segments is set forth in Note 18 of "Notes to Consolidated Financial Statements" included in Item 8 herein, "Financial Statements and Supplementary Data."

Oilseeds Processing

The Oilseeds Processing segment includes global activities related to the origination, merchandising, crushing, and further processing of oilseeds such as soybeans and soft seeds (cottonseed, sunflower seed, canola, rapeseed, and flaxseed) into vegetable oils and protein meals. Oilseeds products produced and marketed by the Company include ingredients for the food, feed, energy, and industrial products industries. Crude vegetable oils produced by the segment's crushing activities are sold "as is" or are further processed by refining, blending, bleaching, and deodorizing into salad oils. Salad oils are sold "as is" or are further processed by hydrogenating and/or interesterifying into margarine, shortening, and other food products. Partially refined oils are used to produce biodiesel or are sold to other manufacturers for use in chemicals, paints, and other industrial products. Oilseed protein meals are principally sold to third parties to be used as ingredients in commercial livestock and poultry feeds. In Europe and South America, the Oilseeds Processing segment includes origination and merchandising activities as adjuncts to its oilseeds processing assets. These activities include a network of grain elevators, port facilities, and transportation assets used to buy, store, clean, and transport grains and oilseeds. The Oilseeds Processing segment produces natural health and nutrition products and other specialty food and feed ingredients. In North America, cottonseed flour is produced and sold primarily to the pharmaceutical industry and cotton cellulose pulp is manufactured and sold to the chemical, paper, and filter markets. In South America, the Oilseeds Processing segment operates fertilizer blending facilities.

The Company has a 16.4% ownership interest in Wilmar International Limited (Wilmar), a Singapore publicly listed company. Wilmar, a leading agribusiness group in Asia, is engaged in the businesses of oil palm cultivation, oilseeds crushing, edible oils refining, sugar milling and refining, specialty fats, oleo chemicals, biodiesel and fertilizers manufacturing, and grains processing.

The Oilseeds Processing segment also includes activities related to the procurement, transportation and processing of cocoa beans into cocoa liquor, cocoa butter, cocoa powder, chocolate, and various compounds in North America, South America, Europe, Asia, and Africa for the food industry.

Golden Peanut Company LLC (Golden Peanut), a wholly owned subsidiary of the Company, is a major supplier of peanuts and peanut-derived ingredients to both the U.S. and export markets and operator of a peanut shelling facility in Argentina. The Company began consolidating the operating results of Golden Peanut in the third quarter of fiscal 2011.

Stratas Foods LLC, a joint venture between the Company and ACH Jupiter, LLC, a subsidiary of Associated British Foods, procures, packages, and sells edible oils in North America. The Company has a 50% ownership interest in this joint venture.

The Company has a 50% interest in Edible Oils Limited, a joint venture between the Company and Princes Limited to procure, package, and sell edible oils in the United Kingdom. The Company also formed a joint venture with Princes Limited in Poland to procure, package, and sell edible oils in Poland, Czech Republic, Slovakia, Hungary, and Austria.

The Company is a major supplier of agricultural commodity raw materials to Wilmar, Stratas Foods LLC, and Edible Oils Limited.

Corn Processing

The Company's Corn Processing segment is engaged in corn wet milling and dry milling activities, with its asset base primarily located in the central part of the United States. The Corn Processing segment converts corn into sweeteners and starches, and bioproducts. Its products include ingredients used in the food and beverage industry including sweeteners, starch, syrup, glucose, and dextrose. Dextrose and starch are used by the Corn Processing segment as feedstocks for its bioproducts operations. By fermentation of dextrose, the Corn Processing segment produces alcohol, amino acids, and other specialty food and animal feed ingredients. Ethyl alcohol is produced by the Company for industrial use as ethanol or as beverage grade. Ethanol, in gasoline, increases octane and is used as an extender and oxygenate. The Corn Processing segment also includes amino acids such as lysine and threonine that are vital compounds used in swine feeds to produce leaner animals and in poultry feeds to enhance the speed and efficiency of poultry production. Corn gluten feed and meal, as well as distillers' grains, are produced for use as animal feed ingredients. Corn germ, a by-product of the wet milling process, is further processed into vegetable oil and protein meal. Other Corn Processing products include citric and lactic acids, lactates, sorbitol, xanthan gum, and glycols which are used in various food and industrial products. The Corn Processing segment includes the activities of a propylene and ethylene glycol facility and the Company's Brazilian sugarcane ethanol plant and related activities.

In fiscal 2012, the Company ended its commercial alliance with Metabolix, Inc. As a result of this decision, Telles LLC, the sales and marketing commercial alliance created to commercialize Mirel™, a bio-based plastic, will be dissolved and the production of Mirel™ on behalf of Telles LLC has ended.

Almidones Mexicanos S.A., in which the Company has a 50% interest, operates a wet corn milling plant in Mexico.

Eaststarch C.V. (Netherlands), in which the Company has a 50% interest, owns interests in companies that operate wet corn milling plants in Bulgaria, Hungary, Slovakia, and Turkey.

Red Star Yeast Company, LLC produces and sells fresh and dry yeast in the United States and Canada. The Company has a 40% ownership interest in this joint venture.

Agricultural Services

The Agricultural Services segment utilizes its extensive U.S. grain elevator, global transportation network, and port operations to buy, store, clean, and transport agricultural commodities, such as oilseeds, corn, wheat, milo, oats, rice, and barley, and resells these commodities primarily as food and feed ingredients and as raw materials for the agricultural processing industry. Agricultural Services' grain sourcing, handling, and transportation network provides reliable and efficient services to the Company's customers and agricultural processing operations. Agricultural Services' transportation network capabilities include barge, ocean-going vessel, truck, and rail freight services.

The Company has a 45% interest in Kalama Export Company, a grain export elevator in Washington.

Alfred C. Toepfer International (Toepfer), in which the Company has an 80% interest, is a global merchandiser of agricultural commodities and processed products. Toepfer consists of a headquarters in Hamburg, Germany and 36 sales offices worldwide. Toepfer operates inland, river, and export facilities in Argentina, Hungary, Romania, Ukraine, and the United States.

The Agricultural Services segment also includes the activities related to the origination and processing of wheat into wheat flour, the processing and distribution of formula feeds and animal health and nutrition products, and the procurement, processing, and distribution of edible beans.

Prior to December 2012, the Company had a 23.2% interest in Gruma S.A.B. de C.V. (Gruma), the world's largest producer and marketer of corn flour and tortillas. Additionally, the Company had joint ventures in corn flour and wheat flour mills with and through Gruma. In December 2012, the Company sold its 23.2% interest in Gruma and the Gruma-related joint ventures.

Other

Other includes the Company's remaining operations, primarily its financial business units, related principally to futures commission merchant activities and captive insurance.

ADM Investor Services, Inc., a wholly owned subsidiary of the Company, is a registered futures commission merchant and a clearing member of all principal commodities exchanges in the U.S. ADM Investor Services International, Ltd., a member of several commodity exchanges and clearing houses in Europe, ADMIS Hong Kong Limited, and ADMIS Singapore Pte. Limited, are wholly owned subsidiaries of the Company offering broker services in Europe and Asia. ADMISI Commodities Private Limited, in which the Company owns 51% interest, and ADMISI Forex India Private Limited, a wholly owned subsidiary of the Company, offer broker services in India.

Captive insurance, which includes Agrinational Insurance Company (Agrinational), a wholly owned subsidiary of the Company, provides insurance coverage for certain property, casualty, marine, credit, and other miscellaneous risks of the Company and participates in certain third-party reinsurance arrangements. ADM Crop Risk Services is a managing general agent which sells and services crop insurance policies to farmers. While Agrinational assumes some of the crop insurance risk, only an immaterial portion of this risk is retained by the Company after third-party reinsurance.

On September 30, 2011, the Company sold a majority ownership interest of Hickory Point Bank and Trust Company, fsb (Bank). The Bank was deconsolidated from the Company's consolidated financial statements in the first quarter of fiscal 2012. On December 12, 2012, the Company sold its remaining common equity interest in the Bank. The Bank continues to provide public banking and trust services, as well as cash management, transfer agency, and securities safekeeping services, for the Company.

Corporate

Compagnie Industrielle et Financiere des Produits Amylaces SA (Luxembourg) and affiliates, of which the Company has a 41.5% interest, is a joint venture which targets investments in food, feed ingredients and bioproducts businesses.

Methods of Distribution

Since the Company's customers are principally other manufacturers and processors, the Company's products are distributed mainly in bulk from processing plants or storage facilities directly to customers' facilities. The Company has developed a comprehensive transportation capability to efficiently move both commodities and processed products virtually anywhere in the world. The Company owns or leases large numbers of the trucks, trailers, railroad tank and hopper cars, river barges, towboats, and ocean-going vessels used to transport the Company's products to its customers.

Item 1. BUSINESS (Continued)

Concentration of Sales by Product

The following products account for 10% or more of net sales and other operating income for the following periods:

	% of Net Sales and Other Operating Income				
	Six Months Ended December 31,		Years Ended June 30,		
	2012	2011	2012	2011	2010
Soybeans	**20%**	17%	19%	21%	22%
Corn	**10%**	12%	11%	12%	10%
Soybean Meal	**11%**	8%	9%	9%	12%

Status of New Products

The Company continues to expand the size and global reach of its business through the development of new products. The Company does not expect any of the following products to have a significant impact on the Company's net sales and other operating income in 2013.

The Company continues to broaden its portfolio of high stability low trans fats with the introduction of high oleic soy oil. This new high oleic soy oil is now being sold on a commercial basis.

The Company has begun commercial production of Clarisoy®, a unique transparent soy protein under an agreement with Burcon Technologies to exclusively manufacture, market, and sell the product. Clarisoy® is being used in low pH beverage applications as well as dairy replacement applications at a neutral pH.

New fiber products are also being developed that extend the current Fibersol® soluble fiber products as well as new insoluble fiber products from soybeans.

The Company, along with Phillips 66, is piloting a technology to produce renewable transportation biofuels from biomass and has successfully produced quantities of liquid transportation fuels. The Company is continuing to evaluate the economic viability of the technology.

The Company has developed a number of new biosurfactants for several new markets. Additional new products have been introduced in the agricultural adjuvant market that are used to emulsify herbicides and mineral nutrients in water for spray application on corn and soybean crops. Additional new products have also been developed for inks, paints, and coatings to serve as dispersants for pigments.

The Company has developed a feed product utilizing distillers dried yeast from corn wet mill stillage that will be introduced to customers in the aquaculture market in 2013. Efforts are underway to produce this product in early-stage commercial quantities. The feed product is a plant-based alternative to other protein sources such as fish meal or poultry meal.

The Company is producing commercial volumes of propylene glycol and semi-commercial quantities of isosorbide under its Evolution Chemicals™ line. The Company's propylene glycol is an industrial ingredient made from glycerin or sorbitol that is a drop-in replacement to petroleum-based propylene glycol. Derived from corn, isosorbide is a versatile chemical building block with wide ranging uses including the production of polyesters, polyurethanes, polycarbonates, epoxy resins, detergents, surfactants, and additives for personal care and consumer products.

Source and Availability of Raw Materials

Substantially all of the Company's raw materials are agricultural commodities. In any single year, the availability and price of these commodities are subject to factors such as changes in weather conditions, plantings, government programs and policies, competition, changes in global demand, changes in standards of living, and global production of similar and competitive crops. The Company's raw materials are procured from thousands of growers, grain elevators, and wholesale merchants in North America, South America, Europe, Asia, Australia, and Africa, pursuant primarily to short-term (less than one year) agreements or on a spot basis. The Company is not dependent upon any particular grower, elevator, or merchant as a source for its raw materials.

Patents, Trademarks, and Licenses

The Company owns valuable patents, trademarks, and licenses but does not consider any segment of its business dependent upon any single or group of patents, trademarks or licenses.

Seasonality, Working Capital Needs, and Significant Customers

Since the Company is widely diversified in global agribusiness markets, there are no material seasonal fluctuations in overall global processing volumes and the sale and distribution of its products and services. There is a degree of seasonality in the growing cycles, procurement, and transportation of the Company's principal raw materials: oilseeds, corn, wheat, cocoa beans, sugarcane, and other grains.

The price of agricultural commodities, which may fluctuate significantly and change quickly, directly affects the Company's working capital requirements. Because the Company has a higher portion of its operations in the northern hemisphere, principally North America and Europe, relative to the southern hemisphere, primarily South America, inventory levels typically peak after the northern hemisphere fall harvest and are generally lower during the northern hemisphere summer months. Working capital requirements have historically trended with inventory levels. No material part of the Company's business is dependent upon a single customer or very few customers. The Company has seasonal financing arrangements with farmers in certain countries around the world. Typically, advances on these financing arrangements occur during the planting season and are repaid at harvest.

Competition

The Company has significant competition in the markets in which it operates based principally on price, quality, and alternative products, some of which are made from different raw materials than those utilized by the Company. Given the commodity-based nature of many of its businesses, the Company, on an ongoing basis, focuses on managing unit costs and improving efficiency through technology improvements, productivity enhancements, and regular evaluation of the Company's asset portfolio.

Research and Development Expenditures

The Company's research and development expenditures are focused on responding to demand from customers' product development or formulation needs, improving processing efficiency, and developing food, feed, fuel, and industrial products from renewable agricultural crops. Research and development expense during the six months ended December 31, 2012 and 2011 and the years ended June 30, 2012, 2011, and 2010, net of reimbursements of government grants, was approximately \$28 million, \$29 million, \$56 million, \$60 million, and \$56 million, respectively. The Company does not expect these research and development expenses to have a significant effect on net sales and other operating income in the next year.

The Company is working with the U.S. Department of Energy's National Energy Technology Laboratory and other key academic and corporate partners on projects to demonstrate carbon capture and sequestration as a viable option for reducing carbon dioxide emissions from manufacturing operations. The first project, Illinois Basin Decatur Project led by Midwest Geological Sequestration Consortium, has finished construction and started operations in the first quarter of fiscal year ended June 30, 2012. The second project, the Illinois Industrial Carbon Capture & Sequestration, has met the milestone for completing the front end engineering designs and commenced construction in the fourth quarter of fiscal year ended June 30, 2012. This facility is expected to be operational in the third quarter of calendar year 2013.

The Company is continuing to invest in research to develop a broad range of industrial chemicals with an objective to produce key chemical building blocks that serve as a platform for producing a variety of commodity chemicals. The key chemical building blocks are derived from the Company's starch and oilseed-based feedstocks. Conversion technologies include utilizing expertise in both fermentation and catalysis. The chemicals pipeline includes the development of chemicals and intermediates that are currently produced from petrochemical resources as well as new-to-the-market bio-based products. The Company's current portfolio includes products that are in the early development phase and those that are close to pilot plant demonstration. In an effort to further advance the development of bio-based chemical technologies, the Company has partnered with the Center for Environmentally Beneficial Catalysis and has added research capabilities at the University of Kansas.

Environmental Compliance

During the six months ended December 31, 2012, $36 million was spent specifically to improve equipment, facilities, and programs for pollution control and compliance with the requirements of various environmental agencies.

There have been no material effects upon the earnings and competitive position of the Company resulting from compliance with federal, state, and local laws or regulations enacted or adopted relating to the protection of the environment.

The Company's business could be affected in the future by national and global regulation or taxation of greenhouse gas emissions. In the United States, the U.S. Environmental Protection Agency (EPA) has adopted regulations requiring the owners of certain facilities to measure and report their greenhouse gas emissions, and the U.S. EPA has begun a process to regulate these emissions under the Clean Air Act. The U.S. EPA has also adopted rules regarding the construction and operation of new boilers that could greatly limit the construction of new coal-fired boilers. California is also moving forward with various programs to reduce greenhouse gases. Globally, a number of countries that are parties to the Kyoto Protocol have instituted or are considering climate change legislation and regulations. Most notable is the European Union Greenhouse Gas Emission Trading System. The Company has several facilities in Europe that participate in this system. It is difficult at this time to estimate the likelihood of passage, or predict the potential impact, of any additional legislation. Potential consequences could include increased energy, transportation and raw material costs and may require the Company to make additional investments in its facilities and equipment.

Number of Employees

The number of full-time employees of the Company was approximately 30,600 at December 31, 2012 and 30,200 at June 30, 2012. The net increase in the number of full-time employees is primarily related to business combinations and expansions.

Financial Information About Foreign and U.S. Operations

Item 1A, "Risk Factors," and Item 2, "Properties," includes information relating to the Company's foreign and U.S. operations. Geographic financial information is set forth in Note 18 of "Notes to Consolidated Financial Statements" included in Item 8 herein, "Financial Statements and Supplementary Data".

Item 1. BUSINESS (Continued)

Available Information

The Company's internet address is http://www.adm.com. The Company makes available, free of charge, through its website, the Company's annual reports on Form 10-K; quarterly reports on Form 10-Q; current reports on Form 8-K; Directors and Officers Forms 3, 4, and 5; and amendments to those reports, as soon as reasonably practicable after electronically filing such materials with, or furnishing them to, the Securities and Exchange Commission (SEC).

In addition, the Company makes available, through its website, the Company's Business Code of Conduct and Ethics, Corporate Governance Guidelines, and the written charters of the Audit, Compensation/Succession, Nominating/Corporate Governance, and Executive Committees.

References to our website address in this report are provided as a convenience and do not constitute, or should not be viewed as, an incorporation by reference of the information contained on, or available through, the website. Therefore, such information should not be considered part of this report.

The public may read and copy any materials filed by the Company with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website which contains reports, proxy and information statements, and other information regarding issuers that file information electronically with the SEC. The SEC's internet address is http://www.sec.gov.

Item 1A. RISK FACTORS

The availability and prices of the agricultural commodities and agricultural commodity products the Company procures, transports, stores, processes, and merchandises can be affected by weather conditions, disease, government programs, competition, and various other factors beyond the Company's control and could adversely affect the Company's operating results.

The availability and prices of agricultural commodities are subject to wide fluctuations due to changes in weather conditions, crop disease, plantings, government programs and policies, competition, changes in global demand, changes in standards of living, and global production of similar and competitive crops. These factors have historically caused volatility in the availability and prices of agricultural commodities and, consequently, in the Company's operating results and working capital requirements. Reduced supply of agricultural commodities due to weather-related factors or other reasons could adversely affect the Company's profitability by increasing the cost of raw materials and/or limiting the Company's ability to procure, transport, store, process, and merchandise agricultural commodities in an efficient manner. For example, the drought in North America in 2012 reduced the availability of corn and soybean inventories while prices increased. If the drought persists through 2013, the availability of agricultural commodities could be further diminished and prices could continue to be higher. High and volatile commodity prices can adversely affect the Company's ability to meet its liquidity needs.

The Company has significant competition in the markets in which it operates.

The Company faces significant competition in each of its businesses and has numerous competitors. The company competes for the acquisition of inputs such as agricultural commodities, workforce, and other materials and supplies. Additionally, competitors offer similar products and services, as well as alternative products and services, to the Company's customers. The Company is dependent on being able to generate net sales and other operating income in excess of cost of products sold in order to obtain margins, profits, and cash flows to meet or exceed its targeted financial performance measures and provide cash for operating, working capital, dividend, or capital expenditure needs. Competition impacts the Company's ability to generate and increase its gross profit as a result of the following factors. Pricing of the Company's products is partly dependent upon industry processing capacity, which is impacted by competitor actions to bring on-line idled capacity or to build new production capacity. Many of the products bought and sold by the Company are global commodities or are derived from global commodities. The markets for global commodities are highly price competitive and in many cases the commodities are subject to substitution. To compete effectively, the Company focuses on improving efficiency in its production and distribution operations, developing and maintaining appropriate market share, and providing high levels of customer service. Competition could increase the Company's costs to purchase raw materials, lower selling prices of its products, or reduce the Company's market share, which may result in lower and more inefficient operating rates and reduced gross profit.

Fluctuations in energy prices could adversely affect the Company's operating results.

The Company's operating costs and the selling prices of certain finished products are sensitive to changes in energy prices. The Company's processing plants are powered principally by electricity, natural gas, and coal. The Company's transportation operations are dependent upon diesel fuel and other petroleum-based products. Significant increases in the cost of these items, including any consequences of regulation or taxation of greenhouse gases, could adversely affect the Company's production costs and operating results.

The Company has certain finished products, such as ethanol and biodiesel, which are closely related to, or may be substituted for, petroleum products. Therefore, the selling prices of ethanol and biodiesel can be impacted by the selling prices of gasoline and diesel fuel. A significant decrease in the price of gasoline or diesel fuel could result in a significant decrease in the selling price of the Company's ethanol and biodiesel and could adversely affect the Company's revenues and operating results.

The Company is subject to economic downturns, which could adversely affect the Company's operating results.

The Company conducts its business and has substantial assets located in many countries and geographic areas. The Company's operations are principally in the United States and developed countries in Western Europe and South America, but the Company also operates in, or plans to expand or develop its business in, emerging market areas such as Asia, Eastern Europe, the Middle East, and Africa. Both developed and emerging market areas are subject to impacts of economic downturns, including decreased demand for the Company's products, reduced availability of credit, or declining credit quality of the Company's suppliers, customers, and other counterparties. In addition, emerging market areas could be subject to more volatile economic, political and market conditions. Economic downturns, such as what has occurred in Europe brought about by the European debt crisis, and volatile market conditions could adversely affect the Company's operating results and ability to execute its business strategies.

Government policies, mandates, and regulations, in general; government policies, mandates, and regulations specifically affecting the agricultural sector and related industries; and political instability and other risks of doing business globally could adversely affect the Company's operating results.

Agricultural production and trade flows are subject to government policies, mandates, and regulations. Governmental policies affecting the agricultural industry, such as taxes, tariffs, duties, subsidies, incentives, and import and export restrictions on agricultural commodities and commodity products, including policies related to genetically modified organisms, renewable fuel, and low carbon fuel mandates, can influence the planting of certain crops, the location and size of crop production, whether unprocessed or processed commodity products are traded, the volume and types of imports and exports, the availability and competitiveness of feedstocks as raw materials, the viability and volume of production of certain of the Company's products, and industry profitability. For example, changes in government policies or regulations of ethanol and biodiesel can have a significant impact on the Company's operating results. In addition, international trade disputes can adversely affect agricultural commodity trade flows by limiting or disrupting trade between countries or regions. Future government policies may adversely affect the supply of, demand for, and prices of the Company's products; restrict the Company's ability to do business in its existing and target markets; and adversely affect the Company's revenues and operating results.

The Company's operating results could be affected by changes in other governmental policies, mandates, and regulations including monetary, fiscal and environmental policies, laws, and regulations, and other activities of governments, agencies, and similar organizations. These risks include but are not limited to changes in a country's or region's economic or political conditions, local labor conditions and regulations, reduced protection of intellectual property rights, changes in the regulatory or legal environment, restrictions on currency exchange activities, currency exchange fluctuations, burdensome taxes and tariffs, enforceability of legal agreements and judgments, adverse tax, administrative agency or judicial outcomes, and regulation or taxation of greenhouse gases. International risks and uncertainties, including changing social and economic conditions as well as terrorism, political hostilities, and war, could limit the Company's ability to transact business in these markets and could adversely affect the Company's revenues and operating results.

The Company is subject to industry-specific risks which could adversely affect the Company's operating results.

The Company is subject to risks which include, but are not limited to, product quality or contamination; shifting consumer preferences; federal, state, and local food processing regulations; socially acceptable farming practices; environmental, health and safety regulations; and customer product liability claims. The liability which could result from certain of these risks may not always be covered by, or could exceed liability insurance related to product liability and food safety matters maintained by the Company. In addition, negative publicity caused by product liability and food safety matters may damage the Company's reputation. The occurrence of any of the matters described above could adversely affect the Company's revenues and operating results.

Certain of the Company's merchandised commodities and finished products are used as ingredients in livestock and poultry feed. The Company is subject to risks associated with economic or other factors which may adversely affect the livestock and poultry businesses, including the outbreak of disease in livestock and poultry. An outbreak of disease could adversely affect demand for the Company's products used as ingredients in livestock and poultry feed. A decrease in demand for ingredients in livestock and poultry feed could adversely affect the Company's revenues and operating results.

The Company is subject to numerous laws, regulations, and mandates globally which could adversely affect the Company's operating results.

The Company does business globally, connecting crops and markets in over 140 countries. The Company is required to comply with the numerous and broad-reaching laws and regulations administered by United States federal, state and local, and foreign governmental authorities. The Company must comply with other general business regulations such as accounting and income taxes, anti-corruption, anti-bribery, global trade, environmental, and handling of regulated substances. Any failure to comply with applicable laws and regulations could subject the Company to administrative penalties and injunctive relief, civil remedies including fines, injunctions, and recalls of its products, and damage to its reputation.

The production of the Company's products requires the use of materials which can create emissions of certain regulated substances, including greenhouse gas emissions. Although the Company has programs in place throughout the organization globally to guard against non-compliance, failure to comply with these regulations can have serious consequences, including civil and administrative penalties as well as a negative impact on the Company's reputation, business, cash flows, and results of operations.

In addition, changes to regulations or implementation of additional regulations, for example the imposition of regulatory restrictions on greenhouse gases, may require the Company to modify existing processing facilities and/or processes which could significantly increase operating costs and adversely affect operating results.

The Company is exposed to potential business disruption, including but not limited to disruption of transportation services, supply of non-commodity raw materials used in its processing operations, and other impacts resulting from acts of terrorism or war, natural disasters, severe weather conditions, and accidents which could adversely affect the Company's operating results.

The Company's operations rely on dependable and efficient transportation services. A disruption in transportation services could result in difficulties supplying materials to the Company's facilities and impair the Company's ability to deliver products to its customers in a timely manner. The Company relies on access to navigable rivers and waterways in order to fulfill its transportation obligations more effectively. If access to these navigable waters is interrupted, the Company's operating results could be adversely affected. In addition, if certain non-agricultural commodity raw materials, such as water or certain chemicals used in the Company's processing operations, are not available, the Company's business could be disrupted. Certain key regions of the U.S. experienced drought conditions in 2012. If the drought continues in 2013, the lack of available water for use in processing operations and the impact of low water levels in navigable waters could have a material adverse impact on operating results. Certain factors which may impact the availability of non-agricultural commodity raw materials are out of the Company's control including, but not limited to, disruptions resulting from weather, economic conditions, manufacturing delays or disruptions at suppliers, shortage of materials, and unavailable or poor supplier credit conditions.

The assets and operations of the Company could be subject to extensive property damage and business disruption from various events which include, but are not limited to, acts of terrorism or war, natural disasters and severe weather conditions, accidents, explosions, and fires. The potential effects of these conditions could adversely affect the Company's revenues and operating results.

The Company's business is capital intensive in nature and the Company relies on cash generated from its operations and external financing to fund its growth and ongoing capital needs. Limitations on access to external financing could adversely affect the Company's operating results.

The Company requires significant capital, including access to credit markets from time to time, to operate its current business and fund its growth strategy. The Company's working capital requirements are directly affected by the price of agricultural commodities, which may fluctuate significantly and change quickly. The Company also requires substantial capital to maintain and upgrade its extensive network of storage facilities, processing plants, refineries, mills, ports, transportation assets and other facilities to keep pace with competitive developments, technological advances, regulations and changing safety standards in the industry. Moreover, the expansion of the Company's business and pursuit of acquisitions or other business opportunities may require significant amounts of capital. Access to credit markets and pricing of the Company's capital is dependent upon maintaining sufficient credit ratings from credit rating agencies. If the Company is unable to maintain sufficiently high credit ratings, access to debt markets and costs of borrowings could be adversely impacted. If the Company is unable to generate sufficient cash flow or raise adequate external financing, including as a result of significant disruptions in the global credit markets, it may restrict the Company's current operations and its growth opportunities which could adversely affect the Company's operating results.

The Company's risk management strategies may not be effective.

The Company's business is affected by fluctuations in agricultural commodity prices, transportation costs, energy prices, interest rates, and foreign currency exchange rates. The Company has processes in place to monitor exposures to these risks and engages in strategies to manage these risks. However, the Company's monitoring efforts may not be successful at detecting a significant risk exposure. If these controls and strategies are not successful in mitigating the Company's exposure to these fluctuations, it could adversely affect the Company's operating results.

The Company has limited control over and may not realize the expected benefits of its equity investments and joint ventures.

The Company has $3.2 billion invested in or advanced to joint ventures and investments over which the Company has limited control as to the governance and management activities of these investments. Net sales to unconsolidated affiliates during the six months ended December 31, 2012 was $4.0 billion. The Company faces certain risks, including risks related to the financial strength of the investment partner; loss of revenues and cash flows to the investment partner and related gross profit; the inability to implement beneficial management strategies, including risk management and compliance monitoring, with respect to the investment's activities; and the risk that the Company may not be able to resolve disputes with the investment partner. The Company may encounter unanticipated operating issues or financial results related to these investments that may impact the Company's revenues and operating results.

The Company's information technology systems, processes, and sites may suffer interruptions or failures which may affect the Company's ability to conduct its business.

The Company's information technology systems, some of which are dependent on services provided by third parties, provide critical data connectivity, information and services for internal and external users. These interactions include, but are not limited to, ordering and managing materials from suppliers, converting raw materials to finished products, inventory management, shipping products to customers, processing transactions, summarizing and reporting results of operations, human resources benefits and payroll management, complying with regulatory, legal or tax requirements, and other processes necessary to manage the business. The Company has put in place security measures to protect itself against cyber-based attacks and disaster recovery plans for its critical systems. However, if the Company's information technology systems are breached, damaged, or cease to function properly due to any number of causes, such as catastrophic events, power outages, security breaches, or cyber-based attacks, and the Company's disaster recovery plans do not effectively mitigate on a timely basis, the Company may suffer interruptions in the ability to manage its operations and damage to its reputation, which may adversely impact the Company's revenues, operating results, and financial condition.

Item 1B. UNRESOLVED STAFF COMMENTS

The Company has no unresolved staff comments.

Item 2. PROPERTIES

The Company owns or leases, under operating leases, the following processing plants and procurement facilities:

	Processing Plants			Procurement Facilities		
	Owned	**Leased**	**Total**	**Owned**	**Leased**	**Total**
U.S.	151	-	151	277	21	298
International	110	8	118	133	38	171
	261	8	269	410	59	469

The Company's operations are such that most products are efficiently processed near the source of raw materials. Consequently, the Company has many plants strategically located in agricultural commodity producing areas. The annual volume of commodities processed will vary depending upon availability of raw materials and demand for finished products.

To enhance the efficiency of transporting large quantities of raw materials and finished products between the Company's procurement facilities and processing plants and also the final delivery of products to our customers around the world, the Company owns approximately 2,000 barges, 14,300 rail cars, 400 trucks, 1,400 trailers, and 8 ocean going vessels; and leases, under operating leases, approximately 400 barges, 12,600 railcars, and 30 ocean going vessels.

Item 2. PROPERTIES (Continued)

	Oilseeds Processing Plants							
	Owned					Leased		
	Crushing & Origination	Refining, Packaging, Biodiesel, & Other	Cocoa & Other	Asia	Total	Cocoa & Other	Asia	Total
North America								
U.S.*	23	27	14	-	64	-	-	-
Canada	3	3	1	-	7	1	-	1
Mexico	1	-	-	-	1	-	-	-
Total	27	30	15	-	72	1	-	1
Daily capacity								
Metric tons (in 1,000's)	55	16	4	-	75	-	-	-
South America								
Argentina	-	-	1	-	1	-	-	-
Bolivia	1	2	-	-	3	-	-	-
Brazil	5	12	1	-	18	-	-	-
Paraguay	1	1	-	-	2	-	-	-
Peru	-	1	-	-	1	-	-	-
Total	7	16	2	-	25	-	-	-
Daily capacity								
Metric tons (in 1,000's)	17	17	-	-	34	-	-	-
Europe								
Belgium	-	-	1	-	1	-	-	-
Czech Republic	1	1	-	-	2	-	-	-
France	-	1	-	-	1	-	-	-
Germany	4	12	2	-	18	-	-	-
Netherlands	1	3	2	-	6	-	-	-
Poland	2	5	-	-	7	-	-	-
Ukraine	1	-	-	-	1	-	-	-
U.K.	1	3	1	-	5	-	-	-
Total	10	25	6	-	41	-	-	-
Daily capacity								
Metric tons (in 1,000's)	34	16	1	-	51	-	-	-
Asia								
India	-	-	-	3	3	-	3	3
Singapore	-	-	1	-	1	-	-	-
Total	-	-	1	3	4	-	3	3
Daily capacity								
Metric tons (in 1,000's)	-	-	-	2	2	-	3	3
Africa/Middle East								
Ghana	-	-	1	-	1	-	-	-
Ivory Coast	-	-	1	-	1	-	-	-
Total	-	-	2	-	2	-	-	-
Daily capacity								
Metric tons (in 1,000's)	-	-	-	-	-	-	-	-
Grand Total	44	71	26	3	144	1	3	4
Total daily capacity								
Metric tons (in 1,000's)	106	49	5	2	162	-	3	3

*The U.S. plants are located in Alabama, Georgia, Illinois, Indiana, Iowa, Kansas, Minnesota, Missouri, Nebraska, North Carolina, North Dakota, Ohio, Pennsylvania, South Carolina, Tennessee, Texas, and Wisconsin.

Item 2. PROPERTIES (Continued)

	Oilseeds Processing Procurement Facilities					
	Owned			Leased		
	Crushing & Origination	Cocoa & Other	Total	Crushing & Origination	Cocoa & Other	Total
North America						
U.S.*	3	70	73	-	-	-
Canada	5	-	5	-	-	-
Total	8	70	78	-	-	-
Storage capacity						
Metric tons (in 1,000's)	316	300	616	-	-	-
South America						
Argentina	-	1	1	-	-	-
Bolivia	11	-	11	8	-	8
Brazil	41	2	43	6	1	7
Paraguay	32	-	32	7	-	7
Uruguay	1	-	1	6	-	6
Total	85	3	88	27	1	28
Storage capacity						
Metric tons (in 1,000's)	2,866	6	2,872	622	2	624
Europe						
Netherlands	1	-	1	-	-	-
Poland	1	-	1	-	-	-
Slovakia	3	-	3	-	-	-
Total	5	-	5	-	-	-
Storage capacity						
Metric tons (in 1,000's)	284	-	284	-	-	-
Asia						
Indonesia	-	1	1	-	2	2
Total	-	1	1	-	2	2
Storage capacity						
Metric tons (in 1,000's)	-	8	8	-	16	16
Africa/Middle East						
Cameroon	-	1	1	-	-	-
Ivory Coast	-	4	4	-	2	2
Total	-	5	5	-	2	2
Storage capacity						
Metric tons (in 1,000's)	-	83	83	-	1	1
Grand Total	98	79	177	27	5	32
Total storage capacity						
Metric tons (in 1,000's)	3,466	397	3,863	622	19	641

*The U.S. procurement facilities are located in Alabama, Florida, Georgia, Illinois, Mississippi, North Carolina, Oklahoma, South Carolina, Texas, and Virginia.

Item 2. PROPERTIES (Continued)

	Corn Processing				
	Processing Plants				Procurement Facilities
	Owned				Owned
	Wet Milling	Dry Milling	Other	Total	Wet Milling, Dry Milling, & Other
North America					
Illinois	1	1	5	7	-
Iowa	2	1	2	5	1
Minnesota	1	-	-	1	5
Nebraska	1	1	-	2	-
North Carolina	-	-	1	1	-
North Dakota	-	1	-	1	-
Total	5	4	8	17	6
Daily/Storage capacity Metric tons (in 1,000's)	43	23	5	71	373
South America					
Brazil	-	-	1	1	-
Total	-	-	1	1	-
Daily/Storage capacity Metric tons (in 1,000's)	-	-	4	4	-
Grand Total	5	4	9	18	6
Total daily/storage capacity Metric tons (in 1,000's)	43	23	9	75	373

Item 2. PROPERTIES (Continued)

Agricultural Services Processing Plants

	Owned			Leased
	Merchandising & Handling	Milling & Other	Total	Milling & Other
North America				
U.S.*	2	68	70	-
Barbados	-	1	1	-
Belize	-	2	2	-
Canada	-	13	13	-
Grenada	-	2	2	-
Jamaica	-	3	3	-
Puerto Rico	-	2	2	-
Trinidad & Tobago	-	1	1	-
Total	2	92	94	-
Daily capacity				
Metric tons (in 1,000's)	2	34	36	-
Europe				
U.K.	-	3	3	4
Total	-	3	3	4
Daily capacity				
Metric tons (in 1,000's)	-	1	1	1
Asia				
China	-	2	2	-
Total	-	2	2	-
Daily capacity				
Metric tons (in 1,000's)	-	-	-	-
Grand Total	2	97	99	4
Total daily capacity				
Metric tons (in 1,000's)	2	35	37	1

*The U.S. plants are located in California, Colorado, Georgia, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Michigan, Minnesota, Missouri, Montana, Nebraska, New York, North Carolina, North Dakota, Ohio, Oklahoma, Pennsylvania, Tennessee, Texas, Washington, and Wisconsin.

	Agricultural Services Procurement Facilities	
	Merchandising & Handling	
	Owned	Leased
North America		
U.S.*	198	21
Canada	1	-
Dominican Republic	1	-
Mexico	4	-
Total	204	21
Storage capacity		
Metric tons (in 1,000's)	12,537	854
South America		
Argentina	3	-
Total	3	-
Storage capacity		
Metric tons (in 1,000's)	501	-
Europe		
Germany	5	-
Hungary	1	-
Ireland	2	-
Romania	4	6
Ukraine	8	-
Total	20	6
Storage capacity		
Metric tons (in 1,000's)	1,250	71
Grand Total	227	27
Total storage capacity		
Metric tons (in 1,000's)	14,288	925

*The U.S. procurement facilities are located in Arkansas, Colorado, Florida, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Michigan, Minnesota, Missouri, Montana, Nebraska, North Dakota, Ohio, Oklahoma, South Dakota, Tennessee, Texas, Wisconsin, and Wyoming.

Item 3. LEGAL PROCEEDINGS

Since August 2008, the Company has been conducting an internal review of its policies, procedures and internal controls pertaining to the adequacy of its anti-corruption compliance program and of certain transactions conducted by the Company and its affiliates and joint ventures, primarily relating to grain and feed exports, that may have violated company policies, the U.S. Foreign Corrupt Practices Act, and other U.S. and foreign laws. The Company initially disclosed this review to the U.S. Department of Justice, the Securities and Exchange Commission, and certain foreign regulators in March 2009 and has subsequently provided periodic updates to the agencies. The Company engaged outside counsel and other advisors to assist in the review of these matters and has implemented, and is continuing to implement, appropriate remedial measures. The Company has recently completed its internal review and has initiated discussions with the Department of Justice and the Securities Exchange Commission on the resolution of this matter. In connection with this review, government agencies could impose civil penalties or criminal fines and/or order that the Company disgorge any profits derived from any contracts involving inappropriate payments. The Company has not recorded any liability for any assessments that may be imposed by the government agencies pertaining to this matter because the amount cannot be reasonably estimated. These events have not had, and are not expected to have, a material impact on the Company's business or financial condition.

The Company is a party to routine legal proceedings that arise in the course of its business. The Company is not currently a party to any legal proceeding or environmental claim that it believes would have a material adverse effect on its financial position, results of operations, or liquidity.

Item 4. MINE SAFETY DISCLOSURES

None.

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Common Stock Market Prices and Dividends

The Company's common stock is listed and traded on the New York Stock Exchange and the Frankfurt Stock Exchange. The following table sets forth, for the periods indicated, the high and low market prices of the common stock as reported on the New York Stock Exchange and common stock cash dividends declared per share.

	Market Price		Cash Dividends Per Share
	High	Low	
Transition Period 2012-Quarter Ended			
December 31	**$ 29.23**	**$ 24.38**	**$ 0.175**
September 30	**29.57**	**25.02**	**0.175**
Fiscal Year 2012-Quarter Ended			
June 30	$ 33.98	$ 28.55	$ 0.175
March 31	32.36	28.11	0.175
December 31	30.55	23.69	0.175
September 30	32.41	24.42	0.160
Fiscal Year 2011-Quarter Ended			
June 30	$ 37.28	$ 28.98	$ 0.160
March 31	38.02	30.13	0.160
December 31	34.03	28.53	0.150
September 30	33.54	25.02	0.150

The number of registered shareholders of the Company's common stock at December 31, 2012, was 13,138. The Company expects to continue its policy of paying regular cash dividends, although there is no assurance as to future dividends because they are dependent on future earnings, capital requirements, and financial condition.

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES (Continued)

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program (2)	Number of Shares Remaining to be Purchased Under the Program (2)
October 1, 2012 to October 31, 2012	474	$ 28.930	50	68,399,057
November 1, 2012 to November 30, 2012	247	26.506	247	68,398,810
December 1, 2012 to December 31, 2012	77	26.800	77	68,398,733
Total	798	$ 27.974	374	68,399,733

(1) Total shares purchased represent those shares purchased in the open market as part of the Company's publicly announced share repurchase program described below, shares received as payment for the exercise price of stock option exercises, and shares received as payment for the withholding taxes on vested restricted stock awards. During the three-month period ended December 31, 2012, the Company received 424 shares as payment for the exercise price of stock option exercises. There were no shares received as payment for the minimum withholding taxes on vested restricted stock awards.

(2) On November 5, 2009, the Company's Board of Directors approved a stock repurchase program authorizing the Company to repurchase up to 100,000,000 shares of the Company's common stock during the period commencing January 1, 2010 and ending December 31, 2014.

Performance Graph

The graph below compares the Company's common stock with those of the S&P 500 Index and the S&P Consumer Staples Index. The graph assumes all dividends have been reinvested and assumes an initial investment of $100 on June 30, 2007. Information in the graph is presented for fiscal years ended June 30 and the transition period ended December 31, 2012.


COMPARISON OF 66 MONTH CUMULATIVE TOTAL RETURN
Among Archer Daniels Midland Company, the S&P 500 Index, and the S&P Consumer Staples Index
$160
$140
$120
$100
$80
$60
$40
$20
$0
6/30/07
6/30/08
6/30/09
6/30/10
6/30/11
6/30/12
12/31/12
Archer Daniels Midland Company
S&P 500
S&P Consumer Staples

Graph produced by Research Data Group, Inc.

Item 6. SELECTED FINANCIAL DATA

Selected Financial Data
(In millions, except ratio and per share data)

	Six Months Ended December 31,		Fiscal Years Ended June 30,				
	2012	2011 (Unaudited)	2012	2011	2010	2009	2008
Net sales and other operating income	**$46,729**	$45,208	$89,038	$80,676	$61,682	$69,207	$69,816
Depreciation	**396**	391	793	827	857	730	721
Net earnings attributable to controlling interests	**692**	540	1,223	2,036	1,930	1,684	1,780
Basic earnings per common share	**1.05**	0.81	1.84	3.17	3.00	2.62	2.76
Diluted earnings per common share	**1.05**	0.81	1.84	3.13	3.00	2.62	2.75
Cash dividends	**230**	224	455	395	372	347	316
Per common share	**0.35**	0.335	0.685	0.62	0.58	0.54	0.49
Working capital	**$12,769**	$12,395	$12,328	$14,286	$ 9,561	$10,523	$10,833
Current ratio	**1.8**	1.8	1.8	2.1	2.1	2.2	1.7
Inventories	**13,836**	12,415	12,192	12,055	7,871	7,782	10,160
Net property, plant, and equipment	**10,123**	9,601	9,812	9,500	8,712	7,950	7,125
Gross additions to property, plant, and equipment	**641**	1,058	1,719	1,512	1,788	2,059	1,789
Total assets	**45,136**	41,701	41,771	42,352	31,808	31,582	37,052
Long-term debt, excluding current maturities	**6,456**	6,762	6,535	8,266	6,830	7,592	7,443
Shareholders' equity	**19,131**	18,165	18,169	18,838	14,631	13,653	13,666
Per common share	**29.03**	27.44	27.57	27.87	22.89	21.27	21.22
Weighted average shares outstanding-basic	**660**	669	665	642	643	643	644
Weighted average shares outstanding-diluted	**661**	670	666	654	644	644	646

Significant items affecting the comparability of the financial data shown above are as follows:

- Net earnings attributable to controlling interests for the six months ended December 31, 2012 include an asset impairment charge of $146 million ($107 million after tax, equal to $0.16 per share) related to the Company's investments associated with Gruma, a gain of $62 million ($49 million after tax, equal to $0.07 per share) related to the Company's interest in GrainCorp, a gain of $39 million ($24 million after tax, $0.04 per share) related to the sale of certain of the Company's exchange membership interests, and charges of $68 million ($44 million after tax, $0.07 per share) related to pension settlements.

- Net earnings attributable to controlling interests for the six months ended December 31, 2011 include exit costs and asset impairment charges of $352 million ($222 million after tax, equal to $0.33 per share) related primarily to the writedown of the Company's Clinton, IA bioplastics facility.

- Net earnings attributable to controlling interests for the year ended June 30, 2012 include exit costs and asset impairment charges of $437 million ($274 million after tax, equal to $0.41 per share) related primarily to the bioplastics facility and global workforce reduction program.

- Net earnings attributable to controlling interests for the year ended June 30, 2011 include a gain of $71 million ($44 million after tax, equal to $0.07 per share) related to the acquisition of the remaining interest in Golden Peanut, start up costs for the Company's significant new greenfield plants of $94 million ($59 million after tax, equal to $0.09 per share), charges on early extinguishment of debt of $15 million ($9 million after tax, equal to $0.01 per share), gains on interest rate swaps of $30 million ($19 million after tax, equal to $0.03 per share) and a gain of $78 million ($49 million after tax, equal to $0.07 per share) related to the sale of bank securities held by the Company's equity investee, Gruma. During the second quarter of fiscal year 2011, the Company updated its estimates for service lives of certain of its machinery and equipment assets. The effect of this change in accounting estimate on pre-tax earnings for the year ended June 30, 2011 was an increase of $133 million ($83 million after tax, equal to $0.13 per share). Basic and diluted weighted average shares outstanding for 2011 include 44 million shares issued on June 1, 2011 related to the Equity Unit conversion. Diluted weighted average shares outstanding for 2011 include 44 million shares assumed issued on January 1, 2011 as required using the "if-converted" method of calculating diluted earnings per share for the quarter ended March 31, 2011. See Note 11 in Item 8, Financial Statements and Supplementary Data (Item 8), for earnings per share calculation.

- Net earnings attributable to controlling interests for the year ended June 30, 2010 include a charge of $75 million ($47 million after tax, equal to $0.07 per share) related to loss on extinguishment of debt resulting from the repurchase of $500 million in aggregate principal amount of the Company's outstanding debentures, and start up costs for the Company's significant new greenfield plants of $110 million ($68 million after tax, equal to $0.11 per share).

- Net earnings attributable to controlling interests for the year ended June 30, 2009 include a non-cash charge of $275 million ($171 million after tax, equal to $0.27 per share) related to currency derivative losses of the Company's equity investee, Gruma, and a $158 million income tax charge (equal to $0.24 per share) related to the reorganization of the holding company structure in which the Company holds a portion of its equity investment in Wilmar.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Company Overview

This MD&A should be read in conjunction with the accompanying consolidated financial statements.

The Company is principally engaged in procuring, transporting, storing, processing, and merchandising agricultural commodities and products. The Company uses its significant global asset base to originate and transport agricultural commodities, connecting to markets in more than 140 countries. The Company also processes corn, oilseeds, wheat and cocoa into products for food, animal feed, chemical and energy uses. The Company uses its global asset network, business acumen, and its relationships with suppliers and customers to efficiently connect the harvest to the home thereby generating returns for our shareholders, principally from margins earned on these activities.

The Company's operations are organized, managed and classified into three reportable business segments: Oilseeds Processing, Corn Processing, and Agricultural Services. Each of these segments is organized based upon the nature of products and services offered. The Company's remaining operations are not reportable segments, as defined by the applicable accounting standard, and are classified as Other.

The Oilseeds Processing segment includes global activities related to the origination, merchandising, crushing, and further processing of oilseeds such as soybeans and soft seeds (cottonseed, sunflower seed, canola, rapeseed, and flaxseed) into vegetable oils and protein meals. Oilseeds products produced and marketed by the Company include ingredients for the food, feed, energy, and industrial products industries. Crude vegetable oils produced by the segment's crushing activities are sold "as is" or are further processed by refining, blending, bleaching, and deodorizing into salad oils. Salad oils are sold "as is" or are further processed by hydrogenating and/or interesterifying into margarine, shortening, and other food products. Partially refined oils are used to produce biodiesel or are sold to other manufacturers for use in chemicals, paints, and other industrial products. Oilseed protein meals are principally sold to third parties to be used as ingredients in commercial livestock and poultry feeds. In Europe and South America, the Oilseeds Processing segment includes origination and merchandising activities as adjuncts to its oilseeds processing assets. These activities include a network of grain elevators, port facilities, and transportation assets used to buy, store, clean, and transport grains and oilseeds. The Oilseeds Processing segment produces natural health and nutrition products and other specialty food and feed ingredients. The Oilseeds Processing segment is a major supplier of peanuts and peanut-derived ingredients to both the U.S. and export markets. In North America, cottonseed flour is produced and sold primarily to the pharmaceutical industry and cotton cellulose pulp is manufactured and sold to the chemical, paper, and filter markets. In South America, the Oilseeds Processing segment operates fertilizer blending facilities. The Oilseeds Processing segment also includes activities related to the procurement, transportation and processing of cocoa beans into cocoa liquor, cocoa butter, cocoa powder, chocolate, and various compounds in North America, South America, Europe, Asia, and Africa for the food processing industry. The Oilseeds Processing segment also includes the Company's share of the results of its equity investment in Wilmar and its share of results for its Stratas Foods LLC and Edible Oils Limited joint ventures.

The Company's Corn Processing segment is engaged in corn wet milling and dry milling activities, with its asset base primarily located in the central part of the United States. The Corn Processing segment converts corn into sweeteners and starches, and bioproducts. Its products include ingredients used in the food and beverage industry including sweeteners, starch, syrup, glucose, and dextrose. Dextrose and starch are used by the Corn Processing segment as feedstocks for its bioproducts operations. By fermentation of dextrose, the Corn Processing segment produces alcohol, amino acids, and other specialty food and animal feed ingredients. Ethyl alcohol is produced by the Company for industrial use as ethanol or as beverage grade. Ethanol, in gasoline, increases octane and is used as an extender and oxygenate. Bioproducts also include amino acids such as lysine and threonine that are vital compounds used in swine feeds to produce leaner animals and in poultry feeds to enhance the speed and efficiency of poultry production. Corn gluten feed and meal, as well as distillers' grains, are produced for use as animal feed ingredients. Corn germ, a by-product of the wet milling process, is further processed into vegetable oil and protein meal. Other Corn Processing products include citric and lactic acids, lactates, sorbitol, xanthan gum, and glycols which are used in various food and industrial products. The Corn Processing segment includes the activities of a propylene and ethylene glycol facility and the Company's Brazilian sugarcane ethanol plant and related operations. In fiscal 2012, the Company ended its commercial alliance with Metabolix, Inc. As a result of this decision, Telles LLC, the sales and marketing commercial alliance created to commercialize Mirel™, a bio-based plastic, will be dissolved and the production of Mirel™ on behalf of Telles LLC has ended. This segment also includes the Company's share of the results of its equity investments in Almidones Mexicanos S.A., Eaststarch C.V., and Red Star Yeast Company LLC.

The Agricultural Services segment utilizes its extensive U.S. grain elevator, global transportation network, and port operations to buy, store, clean, and transport agricultural commodities, such as oilseeds, corn, wheat, milo, oats, rice, and barley, and resells these commodities primarily as food and feed ingredients and as raw materials for the agricultural processing industry. Agricultural Services' grain sourcing, handling, and transportation network provides reliable and efficient services to the Company's customers and agricultural processing operations. Agricultural Services' transportation network capabilities include barge, ocean-going vessel, truck, and rail freight services. Agricultural Services segment also includes the activities related to the processing of wheat into wheat flour, the processing and distribution of formula feeds, animal health and nutrition products, and the procurement, processing, and distribution of edible beans. The Agricultural Services segment includes the activities of Alfred C. Toepfer International, an 80% owned global merchant of agricultural commodities and processed products. The Agricultural Services segment also includes the Company's share of the results of its Kalama Export Company joint venture and its equity investment in Gruma, which was sold in December 2012.

Other includes the Company's remaining operations, primarily its financial business units, related principally to futures commission merchant activities and captive insurance. On September 30, 2011, the Company sold a majority ownership interest of the Bank. The Bank was deconsolidated from the Company's consolidated financial statements in the first quarter of fiscal year ended June 30, 2012 resulting in no material effect to the Company's earnings. In December 2012, the Company sold its remaining common equity interest in the Bank resulting in no material effect to the Company's earnings.

Corporate results principally include the impact of LIFO-related inventory adjustments, unallocated corporate expenses, and interest cost net of investment income. Prior to January 1, 2012, Corporate results included the after-tax elimination of income attributable to mandatorily redeemable interests in consolidated subsidiaries. Upon expiration of the put options related to these interests, the results were included in noncontrolling interest.

Operating Performance Indicators

The Company's oilseeds processing and agricultural services operations are principally agricultural commodity-based businesses where changes in selling prices move in relationship to changes in prices of the commodity-based agricultural raw materials. Therefore, changes in agricultural commodity prices have relatively equal impacts on both net sales and other operating income and cost of products sold. Thus, changes in margins and gross profit of these businesses do not necessarily correspond to the changes in net sales and other operating income amounts.

The Company's corn processing operations and certain other food and animal feed processing operations also utilize agricultural commodities (or products derived from agricultural commodities) as raw materials. In these operations, agricultural commodity market price changes can result in significant fluctuations in cost of products sold, and such price changes cannot necessarily be passed directly through to the selling price of the finished products.

The Company has consolidated subsidiaries in over 75 countries. For the majority of the Company's subsidiaries located outside the United States, the local currency is the functional currency. Revenues and expenses denominated in foreign currencies are translated into U.S. dollars at the weighted average exchange rates for the applicable periods. For the majority of the Company's business activities in Brazil, the functional currency is the U.S. dollar; however, certain transactions, including taxes, occur in local currency and require conversion to the functional currency. Fluctuations in the exchange rates of foreign currencies, primarily the Euro, British pound, Canadian dollar, and Brazilian real, as compared to the U.S. dollar can result in corresponding fluctuations in the U.S. dollar value of revenues and expenses reported by the Company.

The Company measures the performance of its business segments using key financial metrics such as segment operating profit, profit per metric ton, return on invested capital, EBITDA, and cost per metric ton. The Company's operating results can vary significantly due to changes in factors such as fluctuations in energy prices, weather conditions, crop plantings, government programs and policies, changes in global demand, general global economic conditions, changes in standards of living, and global production of similar and competitive crops. Due to these unpredictable factors, the Company does not provide forward-looking information in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ADM's Proposals to Acquire GrainCorp Limited

As of December 31, 2012, the Company held a 19.9% common equity interest in GrainCorp Limited (GrainCorp), a Company listed on the Australian Securities Exchange. This interest was initially obtained through the use of two transactions with investment bank counterparties. These transactions were accounted for as derivatives, and the derivatives were settled in equity shares of GrainCorp during the quarter ended December 31, 2012. The Company recognized a pretax gain on these transactions of $62 million that is reported in Agricultural Services operating profit for the six months ended December 31, 2012. The economic cost of these shares (i.e. net of the derivative gains) was approximately $0.5 billion.

The purpose of these transactions was to facilitate the Company's planned acquisition of GrainCorp. During the quarter ended December 31, 2012, the Company delivered an initial non-binding proposal, followed later by a second non-binding proposal, with the aim of arriving at an agreement with GrainCorp's Board of Directors under which they would recommend to GrainCorp shareholders an acquisition by the Company of all of GrainCorp, with the most recent proposal of Australian $12.20 per share in cash. GrainCorp's Board of Directors has rejected these proposals under their belief that this price materially undervalues GrainCorp. The share price of Australian $12.20 values GrainCorp's equity at approximately US$3 billion.

The Company continues to consider all of its options with its 19.9% shareholding in GrainCorp. The three major credit rating agencies have put the Company's credit rating on negative watch or negative outlook pending the final outcome of the GrainCorp acquisition proposal and the form of acquisition financing. Should the Company's credit rating be downgraded due to the consummation of the acquisition, the Company is confident it will continue to be able to access liquidity cost efficiently to fund the operations.

Financial Overview - Six Months Ended December 31, 2012 Compared to Six Months Ended December 31, 2011

Net earnings attributable to controlling interests increased $152 million to $692 million. Asset impairment, exit, and restructuring costs in the current period decreased $115 million after tax ($206 million pretax). Current period results also include gains of $49 million after tax related to the Company's interest in GrainCorp and a gain of $24 million after tax related to the sale of certain of the Company's exchange membership interests, partially offset by charges of $44 million after tax related to pension settlements.

Income taxes increased $66 million due to higher earnings before income taxes. The effective income tax rate of 30.4% compares to the rate of 30.3% in the prior period.

Segment operating profit increased $243 million due to a $318 million improvement in operating results in the Oilseeds Processing segment, the absence of the prior period asset impairment charges of $339 million in the Corn Processing segment related primarily to the write-down of assets at its Clinton, IA bioplastics facility, and higher results of the Company's Financial operations of $76 million, in part due to a gain on sale of certain of the Company's exchange membership interests and favorable captive insurance loss reserve adjustments. Partially offsetting these improvements were lower results in the current period in Corn Processing's bioproducts business of $408 million, excluding the Clinton, IA asset impairment charge discussed above, and the current period loss of $146 million in the Agricultural Services segment related to the disposal of Gruma.

Corporate expenses were $27 million higher in the current period, due primarily to $68 million of pension settlement charges, partially offset by higher returns on corporate investments.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Six Months Ended December 31, 2012 Compared to Six Months Ended December 31, 2011 - Analysis of Statements of Earnings

Net sales and other operating income by segment for the six months ended December 31, 2012 and 2011 are as follows:

(In millions)	Six Months Ended December 31, 2012	2011	Change
		(Unaudited)	
Oilseeds Processing			
Crushing and Origination	**$ 10,784**	$ 8,927	$ 1,857
Refining, Packaging, Biodiesel and Other	**5,256**	6,218	(962)
Cocoa and Other	**1,746**	1,952	(206)
Asia	**266**	240	26
Total Oilseeds Processing	**18,052**	17,337	715
Corn Processing			
Sweeteners and Starches	**2,405**	2,316	89
Bioproducts	**3,762**	4,135	(373)
Total Corn Processing	**6,167**	6,451	(284)
Agricultural Services			
Merchandising and Handling	**20,159**	19,061	1,098
Transportation	**128**	149	(21)
Milling and Other	**2,154**	2,154	-
Total Agricultural Services	**22,441**	21,364	1,077
Other			
Financial	**69**	56	13
Total Other	**69**	56	13
Total	**$ 46,729**	$ 45,208	$ 1,521

As an agricultural commodity-based business, the Company is subject to a variety of market factors which affect the Company's operating results. From a demand perspective, protein meal demand continued to increase, particularly for U.S. domestic and export markets. Demand for soybeans was solid. Weaker U.S. gasoline demand and unfavorable global ethanol trade flows resulted in continued excess industry ethanol capacity. From a supply perspective, following below-average harvests in the 2011/2012 crop year in North and South America, corn and soybean supplies were tight and commodity market prices were generally higher. In South America, farmers responded to high crop prices with record soybean plantings for the 2012/2013 crop year. The lower corn harvest in the U.S. due to the drought led to higher corn prices and higher demand for corn from South America.

Net sales and other operating income increased $1.5 billion to $46.7 billion. Higher average selling prices increased net sales and other operating income by $4.9 billion, primarily due to increases in underlying commodity prices, while lower sales volumes, inclusive of the effects of acquisitions, reduced net sales and other operating income by $2.4 billion. Changes in foreign currency exchange rates decreased net sales and other operating income by $1.0 billion. Oilseeds Processing sales increased 4% to $18.1 billion due principally to higher average selling prices of protein meal and soybeans and higher sales volumes of corn, primarily in South America, and protein meal. Corn Processing sales decreased 4% to $6.2 billion due principally to lower average selling prices of ethanol. Agricultural Services sales increased 5% to $22.4 billion, due to higher average selling prices of soybeans and wheat partially offset by lower sales volumes of corn.

Cost of products sold increased $1.6 billion to $44.9 billion due principally to higher costs of agricultural commodities partially offset by lower manufacturing costs and $1.1 billion related to the effects of changing foreign currency rates. Manufacturing expenses decreased $102 million or 3%, due principally to lower energy and repairs and maintenance costs, and savings in employee and benefit-related costs.

Selling, general and administrative expenses increased $39 million to $869 million. Included in selling, general, and administrative expenses are pension settlement charges of $68 million for the six months ended December 31, 2012. Excluding these pension settlement charges, selling, general, and administrative expenses declined $29 million or 3% due principally to lower employee and benefit-related costs.

Asset impairment charges in the current period represent impairments of $146 million related to the Company's divestment of its equity method investments in Gruma and Gruma-related joint ventures. The prior year charges relate to the Company's Clinton, IA bioplastics facility. Property, plant, and equipment were written down to estimated fair value resulting in impairment charges of $320 million. In addition, charges of $32 million were recognized for exit activities and to impair other assets.

Other income increased $97 million to $109 million due primarily to $62 million of gains related to the Company's interest in GrainCorp and $39 million of gains on the sale of certain of the Company's exchange membership interests.

Operating profit by segment and earnings before income taxes for the six months ended December 31, 2012 and 2011 are as follows:

(In millions)	Six Months Ended December 31, 2012	2011	Change
		(Unaudited)	
Oilseeds Processing			
Crushing and Origination	$ 517	$ 227	$ 290
Refining, Packaging, Biodiesel, and Other	78	132	(54)
Cocoa and Other	65	(28)	93
Asia	87	98	(11)
Total Oilseeds Processing	747	429	318
Corn Processing			
Sweeteners and Starches	191	105	86
Bioproducts	(120)	(51)	(69)
Total Corn Processing	71	54	17
Agricultural Services			
Merchandising and Handling	299	315	(16)
Transportation	67	81	(14)
Milling and Other	29	167	(138)
Total Agricultural Services	395	563	(168)
Other			
Financial	93	17	76
Total Other	93	17	76
Total Segment Operating Profit	1,306	1,063	243
Corporate	(309)	(282)	(27)
Earnings Before Income Taxes	$ 997	$ 781	$ 216

Corporate results are as follows:

(In millions)	Six Months Ended December 31, 2012	2011	Change
		(Unaudited)	
LIFO credit (charge)	$ 60	$ 67	$ (7)
Interest expense - net	(219)	(197)	(22)
Unallocated corporate costs	(140)	(155)	15
Charges from debt buyback and exchange	(5)	(4)	(1)
Pension settlements	(68)	-	(68)
Other	63	7	56
Total Corporate	$ (309)	$ (282)	$ (27)

Oilseeds Processing operating profit increased $318 million to $747 million. Crushing and Origination operating profit increased $290 million to $517 million as results in North America, Europe and South America improved. The company's U.S. soybean operations delivered strong results, with high seasonal utilization amid good U.S. and export meal demand. In Europe, rapeseed and soybean crushing earnings improved significantly. In South America, results benefited from improved soybean crushing margins. Refining, Packaging, Biodiesel, and Other results decreased $54 million to $78 million primarily due to weaker European and U.S. biodiesel results. Cocoa and Other results increased $93 million as weaker cocoa press margins were offset by the absence of last year's net unrealized mark-to-market losses related to certain forward purchase and sales commitments accounted for as derivatives. Asia results decreased $11 million to $87 million principally reflecting the Company's share of its results from equity investee, Wilmar.

Corn Processing operating profit increased $17 million to $71 million. The prior year results include $339 million in asset impairment charges and exit costs related to the Company's Clinton, IA bioplastics facility. Excluding the bioplastics charges and exit costs, Corn Processing operating profit declined $322 million. Sweeteners and Starches operating profit increased $86 million to $191 million, as tight sweetener industry capacity supported higher average selling prices. The prior period Sweeteners and Starches results were negatively impacted by higher net corn costs related to the timing effects of economic hedges. Bioproducts profit decreased $69 million to a $120 million loss. Excluding the $339 million prior year asset impairment charges, Bioproducts profit decreased $408 million. Weak domestic gasoline demand and unfavorable global ethanol trade flows resulted in continued excess industry capacity, keeping ethanol margins negative.

Agricultural Services operating profit, including the current period $146 million Gruma asset impairment charge and $62 million gain on the Company's interest in GrainCorp, decreased $168 million to $395 million. Merchandising and Handling earnings decreased $16 million mostly due to weaker U.S. merchandising results impacted by the smaller U.S. harvest. Merchandising and Handling earnings in the current period include the $62 million gain on the Company's interest in GrainCorp. Earnings from transportation operations decreased $14 million to $67 million due to increased barge operating expenses caused by low water on the Mississippi River partially offset by higher freight rates. Milling and Other operating profit decreased $138 million to $29 million due principally to a $146 million impairment charge on the disposal of the Company's equity method investments in Gruma and Gruma-related joint ventures. Milling results remained strong, and the Company's feed business saw improved margins amid stronger demand.

Other financial operating profit increased $76 million to $93 million mainly due to asset disposal gains for certain of the Company's exchange membership interests and improved results of the Company's captive insurance subsidiary.

Corporate expenses increased $27 million to $309 million this period. The Company incurred $68 million in pension settlement charges related to a one-time window for lump sum distributions in the U.S. and the conversion of a Dutch pension plan to a multi-employer plan. Excluding these pension charges, corporate expenses declined by $41 million. Corporate interest expense - net increased $22 million mostly due to the absence of interest income received in the prior year related to a contingent gain settlement. Unallocated corporate costs were lower by $15 million primarily due to lower employee and employee benefit-related costs. The increase in other income of $56 million is primarily due to improved equity earnings from corporate affiliate investments.

Year Ended June 30, 2012 Compared to Year Ended June 30, 2011

As an agricultural commodity-based business, the Company is subject to a variety of market factors which affect the Company's operating results. From a demand perspective, global protein meal consumption has continued to grow although at a slower rate. Excess industry crushing production capacity has pressured oilseeds margins, and the Company has adjusted production rates regionally to balance supply with current market demand. Biodiesel markets supported global demand for refined and crude vegetable oils. In the U.S., high biodiesel inventories associated with the December 31, 2011, expiration of blender's incentives dampened margins in the second half of the fiscal year. U.S. corn sweetener exports continue to support sales volumes and margins. Ethanol sales volumes were supported by favorable gasoline blending economics in the U.S. However, excess industry production of ethanol, together with recently reduced U.S. ethanol export demand, has negatively impacted ethanol margins. From a supply perspective, crop supplies in certain key growing regions at the beginning of fiscal 2012, including South America and the Black Sea region, were adequate, but a smaller-than-normal harvest in North America in the fall of 2011 resulted in low U.S. carryover stocks for corn and soybeans. Because of the smaller than expected South American harvest, global supplies of corn and soybeans were more dependent on the North American harvest. While plantings of corn increased in the U.S. during fiscal 2012, the drought conditions late in the fiscal year decreased expectations for the size of the harvest. These factors, combined with concerns about the European debt situation and ongoing geopolitical uncertainties, contributed to volatile commodity market price movements during fiscal 2012.

Net earnings attributable to controlling interests decreased $0.8 billion to $1.2 billion. Segment operating profit declined $1.6 billion to $2.5 billion amid more challenging conditions generally affecting all reportable segments. Segment operating profit in fiscal 2012 included $349 million of asset impairment charges and exit costs comprised of $335 million to exit the Company's Clinton, IA, bioplastics plant and $14 million to shut down its Walhalla, ND, ethanol dry mill. Earnings before income taxes included a credit of $10 million from the effect on LIFO inventory valuation reserves, including the liquidation of LIFO inventory layers, partially offset by increasing agricultural commodity prices, compared to charges of $368 million in the prior year. Fiscal 2012 unallocated corporate expenses included $71 million of charges related to the Company's global workforce reduction program.

Income taxes decreased $0.5 billion due to lower earnings before income taxes and a lower effective income tax rate. The Company's effective income tax rate declined to 29.6% compared to 33.1% in the prior year primarily due to income tax benefits associated with foreign currency re-measurement of non-monetary assets partially offset by a geographic mix of earnings that shifted more to foreign jurisdictions.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Analysis of Statements of Earnings

Net sales and other operating income by segment are as follows:

	2012	2011	Change
		(In millions)	
Oilseeds Processing			
Crushing and Origination	**$ 18,794**	$ 16,518	$ 2,276
Refining, Packaging, Biodiesel, and Other	**11,628**	9,476	2,152
Cocoa and Other	**3,715**	3,652	63
Asia	**578**	262	316
Total Oilseeds Processing	**34,715**	29,908	4,807
Corn Processing			
Sweeteners and Starches	**4,793**	3,766	1,027
Bioproducts	**7,321**	6,142	1,179
Total Corn Processing	**12,114**	9,908	2,206
Agricultural Services			
Merchandising and Handling	**37,631**	36,852	779
Transportation	**269**	222	47
Milling and Other	**4,182**	3,676	506
Total Agricultural Services	**42,082**	40,750	1,332
Other			
Financial	**127**	110	17
Total Other	**127**	110	17
Total	**$ 89,038**	$ 80,676	$ 8,362

Net sales and other operating income increased $7.0 billion due to higher average selling prices, primarily related to higher underlying commodity costs, and $2.1 billion due to increased sales volumes, including sales volumes from acquisitions, partially offset by changes in foreign currency exchange rates of $0.7 billion. Oilseeds Processing sales increased 16% to $34.7 billion due principally to higher average selling prices of vegetable oils, merchandised commodities, protein meal, and biodiesel and increased sales volumes of biodiesel, protein meal, and peanuts, in part due to the acquisition of Golden Peanut in December 2010. Corn Processing sales increased 22% to $12.1 billion due principally to higher average selling prices of ethanol and sweeteners as well as higher sales volumes of sugar and ethanol. Agricultural Services sales increased 3% to $42.1 billion, due to higher average selling prices of corn and wheat flour partially offset by lower sales volumes, in part due to lower export volumes from the U.S.

Cost of products sold increased 12% to $85.4 billion due principally to higher costs of agricultural commodities and, to a lesser extent, increased sales volumes. Changes in foreign currency exchange rates reduced fiscal 2012 cost of products sold by $0.7 billion. Manufacturing expenses increased $0.2 billion due to higher costs for maintenance, employee and benefit-related expenses, energy, and chemicals. These higher costs were primarily due to higher production volumes, acquisitions, and higher unit costs for fuels and certain chemicals. Partially offsetting these higher costs was lower depreciation expense, in part due to the Company's change in estimated service lives for machinery and equipment during the second quarter of fiscal 2011.

Selling, general, and administrative expenses remained steady at $1.6 billion. Loss provisions mainly due to an unfavorable arbitration award in the Company's Agricultural Services operating segment were partially offset by lower overhead expenses.

Asset impairment, exit, and restructuring costs of $437 million were comprised of $349 million in the Corn Processing segment related to the Company's exit from its Clinton, IA, bioplastics business and ethanol dry mill in Walhalla, ND, $71 million in Corporate for the global workforce reduction, and $17 million in Corporate for investment writedown and other facility exit-related costs.

Interest expense decreased 9% to $441 million primarily due to lower long-term debt balances, higher interest expense capitalized on construction projects in progress, and lower interest expense related to uncertain income tax positions.

Equity in earnings of unconsolidated affiliates decreased 13% to $472 million principally due to decreased equity earnings from the Company's equity investee, Gruma, which included a $78 million gain in the prior year related to Gruma's disposal of certain assets.

Interest income declined 18% to $112 million primarily related to the sale and deconsolidation of the Bank, effective September 30, 2011.

Other income – net declined $113 million to $17 million due primarily to the absence of income recognized in the prior year period of $71 million for the Golden Peanut Gain and $30 million for gains on interest rate swaps.

Operating profit by segment is as follows:

	2012	2011	Change
		(In millions)	
Oilseeds Processing			
Crushing and Origination	**$ 641**	$ 925	$ (284)
Refining, Packaging, Biodiesel, and Other	**295**	342	(47)
Cocoa and Other	**183**	240	(57)
Asia	**183**	183	–
Total Oilseeds Processing	**1,302**	1,690	(388)
Corn Processing			
Sweeteners and Starches	**335**	330	5
Bioproducts	**(74)**	749	(823)
Total Corn Processing	**261**	1,079	(818)
Agricultural Services			
Merchandising and Handling	**493**	807	(314)
Transportation	**125**	117	8
Milling and Other	**329**	399	(70)
Total Agricultural Services	**947**	1,323	(376)
Other			
Financial	**15**	39	(24)
Total Other	**15**	39	(24)
Total Segment Operating Profit	**2,525**	4,131	(1,606)
Corporate (see below)	**(760)**	(1,116)	356
Earnings Before Income Taxes	**$ 1,765**	$ 3,015	$ (1,250)

Corporate results are as follows:

	2012	2011	Change
		(In millions)	
LIFO credit (charge)	**$ 10**	$ (368)	$ 378
Interest expense - net	**(423)**	(445)	22
Unallocated corporate costs	**(360)**	(326)	(34)
Charges on early extinguishment of debt	**(4)**	(8)	4
Gains (losses) on interest rate swaps	–	30	(30)
Other	**17**	1	16
Total Corporate	**$ (760)**	$ (1,116)	$ 356

Oilseeds Processing operating profit decreased $0.4 billion to $1.3 billion. Crushing and Origination operating profit decreased $284 million to $641 million primarily due to weaker results in European softseeds, lower results in North American softseeds, and lower North American positioning results. Partially offsetting these lower results, were higher grain origination results in South America driven by higher volumes and favorable positioning. Poor European softseed results were driven by a small prior year rapeseed crop, positioning losses, and weaker demand for protein meal and oils. North American softseed results declined primarily as a result of lower margins generated from a tight cottonseed supply. Refining, Packaging, Biodiesel, and Other results declined $47 million to $295 million due primarily to declines in biodiesel margins in South America and Europe and lower margins for specialty fats and oils in Europe. These declines were partially offset by improved North American protein specialties and natural health and nutrition results due to higher margins and volumes. Cocoa and Other results declined $57 million to $183 million. Fiscal 2012 results in Cocoa and Other were reduced by $100 million for net unrealized mark-to-market losses related to certain forward purchase and sales commitments accounted for as derivatives. The prior year included $9 million of net unrealized mark-to-market losses. Excluding these timing effects, cocoa results improved in fiscal 2012 driven by improved press margins caused by strong cocoa powder demand. The prior year included the $71 million Golden Peanut Gain which was partially offset in fiscal 2012 by higher earnings in the Company's peanut business in part due to the first full year of consolidated results for Golden Peanut being reported by the Company in fiscal 2012. Asia results remained steady at $183 million, principally reflecting the Company's share of its results from equity investee, Wilmar.

Corn Processing operating results decreased $818 million to $261 million due principally to poor ethanol margins and $349 million in asset impairment charges and exit costs. Excluding the asset impairment and exit costs related to the Company's bioplastics business and Walhalla, ND, ethanol dry grind facility, Corn Processing operating profit of $610 million in fiscal 2012 represented a decline of $469 million compared to the prior year. Processed volumes were up 5 percent while net corn costs increased compared to the prior year. Sweeteners and Starches operating profit increased $5 million to $335 million, as higher average selling prices more than offset higher net corn costs. Bioproducts profit decreased $823 million to a loss of $74 million, including the $349 million asset impairment and exit charges. Lower ethanol margins were caused by excess supply as previously offline production restarted while industry demand declined, in part due to slowing export demand. Prior year bioproducts results were enhanced by favorable corn ownership positions, which lowered net corn costs in that period. Bioproducts results in the prior year were negatively impacted by startup costs of $94 million related to the Company's new dry-grind ethanol, bioplastics, and glycol plants.

Agricultural Services operating profits decreased $376 million to $947 million. Merchandising and Handling earnings decreased primarily due to lower results from U.S. operations. Lower sales volumes were principally the result of the relatively higher cost of U.S. grains and oilseeds in the global market due to lower stocks caused by a smaller U.S. harvest in 2011. This relatively weaker position led to reduced U.S. grain exports. In the prior year, Merchandising and Handling results were positively impacted by higher quantities of U.S. grain exports by the Company. In addition, fiscal 2012 included $40 million of increased loss provisions mainly due to an unfavorable arbitration award. Earnings from Transportation were steady. Prior year's operating results in Milling and Other operations included a $78 million gain related to Gruma's disposal of certain assets.

Other financial operating profit decreased $24 million to $15 million mainly due to higher loss provisions at the Company's captive insurance subsidiary related to property and crop risk reserves.

Corporate expenses declined $356 million to $760 million in fiscal 2012. The effects of a liquidation of LIFO inventory layers partially offset by increasing commodity prices on LIFO inventory valuations resulted in a credit of $10 million in fiscal 2012 compared to a charge of $368 million in the prior year primarily due to higher prices. Corporate interest expense decreased $22 million primarily due to lower interest expense on lower long-term debt balances. Unallocated corporate costs include $71 million of costs related to the global workforce reduction program. Excluding these costs, unallocated corporate costs declined $37 million due primarily to lower administrative costs. Corporate other income increased due to higher investment income partially offset by $17 million for investment writedown and facility exit-related costs. Also, in the prior year the Company recognized $30 million of gains on interest rate swaps.

Year Ended June 30, 2011 Compared to Year Ended June 30, 2010

As an agricultural commodity-based business, the Company is subject to a variety of market factors which affect the Company's operating results. In fiscal 2011, prices for certain agricultural commodities were higher in response to growing global demand and tighter crop supplies. The projections of lower fiscal 2011 carryover stocks for certain key commodities, coupled with regional crop supply dislocations for certain commodities, also led to high commodity price volatility. Global demand for agricultural commodities grew in fiscal 2011, resulting in increased sales volumes for most of the Company's products. The large fiscal 2010 North American harvest resulted in global merchandising, handling, and processing opportunities. Protein meal markets for commercial livestock producers in the U.S., particularly poultry producers, faced challenging conditions. Biodiesel markets in Europe and South America, together with the 2011 extension of the U.S. biodiesel blender's credit, helped support global demand for refined and crude vegetable oils. Sweeteners and starches demand remained strong in fiscal 2011 due primarily to U.S. exports of sweeteners and improved demand for industrial starches. Ethanol sales volumes, including increased volumes as the Company's new dry mills ramped up, were supported by favorable gasoline blending economics in the U.S. and good export demand.

Net earnings increased $106 million to $2.0 billion due principally to a $794 million increase in segment operating profit partially offset by a negative impact from changing LIFO inventory valuations and higher income taxes. In fiscal 2011, the Company successfully managed through significant increases in market prices for most of its agricultural commodity raw materials, resulting in increased segment operating profit. Earnings before income taxes include charges of $368 million from the effect of increasing agricultural commodity prices on LIFO inventory valuation reserves, compared to credits of $42 million in the prior year caused by decreasing agricultural commodity prices. Income taxes increased $331 million due to a higher effective income tax rate and higher earnings before income taxes. The effective income tax rate of 33.1% for fiscal 2011 was the result of changes in the geographic mix of earnings and unfavorable specific tax items.

The fully diluted earnings per share calculation for fiscal 2011 was impacted by the completion of the Company's debt remarketing related to the $1.75 billion Equity Units. While the approximately 44 million new common shares related to the $1.75 billion Equity Units were not issued until June 1, 2011, the "if converted" method of accounting for diluted earnings per share required diluted EPS to be calculated as if the Company issued the shares on January 1, 2011, and this assumption resulted in a dilutive impact of $0.04 on earnings per share (See Note 11 in the accompanying consolidated financial statements).

Analysis of Statements of Earnings

Net sales and other operating income by segment are as follows:

	2011	2010	Change
		(In millions)	
Oilseeds Processing			
Crushing and Origination	**$ 16,518**	$ 14,411	$ 2,107
Refining, Packaging, Biodiesel, and Other	**9,476**	7,133	2,343
Cocoa and Other	**3,652**	2,678	974
Asia	**262**	190	72
Total Oilseeds Processing	**29,908**	24,412	5,496
Corn Processing			
Sweeteners and Starches	**3,766**	3,264	502
Bioproducts	**6,142**	4,610	1,532
Total Corn Processing	**9,908**	7,874	2,034
Agricultural Services			
Merchandising and Handling	**36,852**	25,751	11,101
Transportation	**222**	167	55
Milling and Other	**3,676**	3,383	293
Total Agricultural Services	**40,750**	29,301	11,449
Other			
Financial	**110**	95	15
Total Other	**110**	95	15
Total	**$ 80,676**	$ 61,682	$ 18,994

Net sales and other operating income increased $19.0 billion, or 31%, to $80.7 billion. Net sales and other operating income increased $14.2 billion due to higher average selling prices, primarily related to higher underlying commodity costs, and increased $4.8 billion due to increased sales volumes, including sales volumes from acquisitions. Agricultural Services sales increased 39% to $40.8 billion due to higher average selling prices of agricultural commodities and higher global sales volumes. Oilseeds Processing sales increased 23% to $29.9 billion primarily due to higher average selling prices for vegetable oils, soybeans, biodiesel, and protein meal. Corn Processing sales increased 26% to $9.9 billion due to higher average selling prices and increased sales volumes of ethanol and other corn products, in part due to the Company's two new ethanol dry mills coming on-line.

Cost of products sold increased 32% to $76.4 billion due to higher costs of agricultural commodities, negative impacts resulting from changes in LIFO inventory valuations, and higher manufacturing costs. Cost of products sold includes charges of $368 million from the effect of increasing agricultural commodity prices on LIFO inventory valuation reserves, compared to credits of $42 million in the prior year caused by decreasing agricultural commodity prices. Manufacturing expenses increased $410 million due primarily to higher processed volumes, including the volumes of the Company's new greenfield operations coming on-line, and higher average unit costs for certain chemicals and fuels used in the Company's processing and transportation operations. During the second quarter of fiscal 2011, the Company updated its estimates for service lives of certain of its machinery and equipment assets. This change in estimate resulted in a $133 million decrease in depreciation expense compared to the amount of depreciation expense the Company would have recorded using the previously estimated service lives. Manufacturing expenses included $94 million in fiscal 2011 related to the start-up of new plants compared to $110 million in the prior year.

Selling, general and administrative expenses increased 15% to $1.6 billion. This increase was due to higher employee-related costs and higher administrative expenses. Higher employee-related costs principally reflect the increase in number of employees during the year and included higher salaries and wages, higher accruals for performance-based compensation and higher benefit expenses.

Equity in earnings of unconsolidated affiliates declined 3% to $542 million. The decline in earnings from the Company's equity investee, Wilmar, was partially offset by higher earnings of the Company's equity investee, Gruma, in part due to a gain on Gruma's disposition of certain assets.

Interest income increased 8% to $136 million principally resulting from higher interest earned on advances to affiliates.

Interest expense increased 14% to $482 million. Interest costs capitalized as a component of major construction projects in progress was $7 million compared to $75 million in the prior year. Interest incurred on long-term debt declined $24 million as a result of debt retirements while interest incurred on short-term debt increased $15 million due to higher average borrowings driven by higher working capital requirements.

Other (income) expense – net increased $255 million primarily due to the $71 million gain resulting from the revaluation of the Company's previously held equity interest in Golden Peanut upon acquisition of the remaining 50% interest, gains on interest rate swaps of $30 million compared to a loss of $59 million in the prior year, and a decrease in charges related to early extinguishment of debt from $75 million in the prior year to $15 million in fiscal 2011.

Income taxes increased $331 million to $997 million due to a higher effective income tax rate and higher pretax earnings. The Company's effective income tax rate increased to 33.1% during 2011 compared to 25.8% in fiscal 2010. The increase in the 2011 rate was primarily due to a geographic mix of earnings that shifted more to the U.S., a higher U.S. effective income tax rate, income tax expense associated with foreign currency re-measurement of non-monetary assets in Brazil, and adjustments to deferred income tax balances.

Operating profit by segment is as follows:

	2011	2010	Change
		(In millions)	
Oilseeds Processing			
Crushing and Origination	**$ 925**	$ 834	$ 91
Refining, Packaging, Biodiesel, and Other	**342**	300	42
Cocoa and Other	**240**	126	114
Asia	**183**	291	(108)
Total Oilseeds Processing	**1,690**	1,551	139
Corn Processing			
Sweeteners and Starches	**330**	538	(208)
Bioproducts	**749**	200	549
Total Corn Processing	**1,079**	738	341
Agricultural Services			
Merchandising and Handling	**807**	562	245
Transportation	**117**	96	21
Milling and Other	**399**	344	55
Total Agricultural Services	**1,323**	1,002	321
Other			
Financial	**39**	46	(7)
Total Other	**39**	46	(7)
Total Segment Operating Profit	**4,131**	3,337	794
Corporate (see below)	**(1,116)**	(752)	(364)
Earnings Before Income Taxes	**$ 3,015**	$ 2,585	$ 430

Corporate results are as follows:

	2011	2010	Change
		(In millions)	
LIFO credit	**$ (368)**	$ 42	$ (410)
Interest expense - net	**(445)**	(381)	(64)
Unallocated corporate costs	**(326)**	(266)	(60)
Charges on early extinguishment of debt	**(8)**	(75)	67
Gains (losses) on interest rate swaps	**30**	(59)	89
Other	**1**	(13)	14
Total Corporate	**$ (1,116)**	$ (752)	$ (364)

Oilseeds Processing operating profit increased 9% to $1.7 billion. Crushing and Origination results increased $91 million to $925 million. Improved North American crushing results, particularly for cotton seed and canola, were partially offset by lower crushing margins in South America and Europe. Margins globally were enhanced by good positioning and by improved origination results. In South America, fertilizer results improved due to higher margins and volumes. Refining, Packaging, Biodiesel and Other results increased $42 million to $342 million due principally to higher packaged oils margins and improved North American and European biodiesel results. Cocoa and Other results increased $114 million to $240 million primarily due to the $71 million gain on the revaluation of the Company's equity interest in Golden Peanut and higher peanut profits as a result of the December 31, 2010 acquisition of the remaining 50% interest of Golden Peanut. Asia results decreased $108 million due principally to decreased earnings from the Company's equity investee, Wilmar.

Corn Processing operating profit increased 46% to $1.1 billion, which includes favorable impacts from ownership positions, which were allocated to sweeteners and starches and bioproducts based on total grind. Sweeteners and Starches operating profit decreased $208 million to $330 million due to higher net corn costs partially offset by higher sales volumes. Sales volumes increased due to U.S. export shipments of sweeteners and improved U.S. demand for industrial starches. Bioproducts operating profit improved $549 million primarily due to higher ethanol sales volumes and higher average selling prices leading to increased ethanol and lysine margins. Bioproducts margins were also enhanced by favorable corn ownership positions. Bioproducts results included startup costs related to the Company's new plants of $94 million in 2011 compared to $107 million in the prior year.

Agricultural Services operating profit increased 32% to $1.3 billion. Merchandising and Handling results increased due to higher corn and wheat sales volumes and higher margins. A large 2010 U.S. harvest combined with strong international demand resulted in higher U.S. export shipments. Merchandising and Handling results in fiscal 2011 included an insurance recovery of $67 million related to property damage and business interruption resulting from an October 2008 explosion at the Company's Destrehan, LA, export facility. International merchandising results were weaker in part due to positions impacted by unexpected shifts in crop supply caused by weather conditions and government actions in the Black Sea region. Transportation results increased $21 million to $117 million primarily due to higher barge freight rates and higher barge utilization levels, in part due to higher U.S. export volumes. Milling and Other results improved due principally to increased equity earnings from the Company's equity investee, Gruma which include a $78 million gain related to Gruma's disposal of certain assets.

Other financial operating profit decreased 15% to $39 million primarily due to higher captive insurance loss provisions principally related to a $67 million loss related to the Company's Destrehan, LA, export facility insurance claim.

Corporate results decreased $364 million primarily due to the negative impact from changing LIFO inventory valuations and higher interest expense - net. The effects of changing commodity prices on LIFO inventory reserves resulted in charges of $368 million compared to credits of $42 million for the prior year. Corporate interest expense increased $64 million mostly due to lower capitalization of interest costs for construction projects in progress. Partially offsetting the higher LIFO and interest costs were $30 million of gains on interest rate swaps compared to prior year losses on interest rate swaps of $59 million. In addition, 2010 included charges of $75 million on early debt extinguishment compared to $8 million of similar charges in fiscal 2011.

Liquidity and Capital Resources

A Company objective is to have sufficient liquidity, balance sheet strength, and financial flexibility to fund the operating and capital requirements of a capital intensive agricultural commodity-based business. The primary source of funds to finance the Company's operations and capital expenditures is cash generated by operations and lines of credit, including a commercial paper borrowing facility. In addition, the Company believes it has access to funds from public and private equity and debt capital markets in both U.S. and international markets.

Cash provided by operating activities was $2.5 billion for the six months compared to $3.0 billion the same period last year. Working capital changes increased cash by $1.2 billion in the current period and $1.6 billion in the same period last year. Cash used in investing activities was $1.0 billion for the six months compared to a $0.9 billion use in the same period last year. Capital expenditures were $0.62 billion in the current period compared to $0.85 billion in the prior year period, as concerted efforts have been made to enhance the Company's capital allocation process and drive capital efficiency to improve returns. In the prior period, the Company reduced its holdings of marketable securities by a net $0.3 billion and divested cash of $0.1 billion as a result of deconsolidation of the Company's banking operations. In the current period, the Company reinvested a net $0.9 billion of its excess cash into marketable securities, including its 19.9% equity stake in GrainCorp. Cash used in financing activities was $1.1 billion for the six months comprised of dividend payments and debt payments net of borrowings. Cash used in financing activities of $1.9 billion in the same period last year was primarily for repayment of debt, stock buybacks under publicly announced share repurchase programs, and dividend payments.

At December 31, 2012, the Company had $2.3 billion of cash, cash equivalents, and short-term marketable securities and a current ratio, defined as current assets divided by current liabilities, of 1.8 to 1. Included in working capital is $8.4 billion of readily marketable commodity inventories. At December 31, 2012, the Company's capital resources included net worth of $19.1 billion and lines of credit totaling $8.5 billion, of which $5.7 billion was unused. The Company's ratio of long-term debt to total capital (the sum of long-term debt and shareholders' equity) was 25% at December 31, 2012 and 26% at June 30, 2012. This ratio is a measure of the Company's long-term indebtedness and is an indicator of financial flexibility. The Company's ratio of net debt (the sum of short-term debt, current maturities of long-term debt, and long-term debt less the sum of cash and cash equivalents and short-term marketable securities) to capital (the sum of net debt and shareholders' equity) was 27% at December 31, 2012 and 33% at June 30, 2012. Of the Company's total lines of credit, $6.0 billion support a commercial paper borrowing facility, against which there were $2.0 billion of commercial paper outstanding at December 31, 2012.

The Company has focused its efforts on achieving improvements in generating or conserving cash in its operations. During the six months ended December 31, 2012, the Company freed up cash from monetizing non-strategic equity investments and assets, using alternative forms of financing for margin requirements of futures transactions, maximizing cash flows from its joint ventures, and reducing certain agricultural commodity inventories.

On March 27, 2012, the Company entered into an amendment of its accounts receivable securitization program (as amended, the "Program") with certain commercial paper conduit purchasers and committed purchasers (collectively, the "Purchasers"). The Program provides the Company with up to $1.0 billion in funding against accounts receivable transferred into the Program and expands the Company's access to liquidity through efficient use of its balance sheet assets. Under the Program, certain U.S.-originated trade accounts receivable are sold to a wholly-owned bankruptcy-remote entity, ADM Receivables, LLC ("ADM Receivables"). ADM Receivables in turn transfers such purchased accounts receivable in their entirety to the Purchasers pursuant to a receivables purchase agreement. In exchange for the transfer of the accounts receivable, ADM Receivables receives a cash payment of up to $1.0 billion and an additional amount upon the collection of the accounts receivable (deferred consideration). ADM Receivables uses the cash proceeds from the transfer of receivables to the Purchasers and other consideration to finance the purchase of receivables from the Company and the ADM subsidiaries originating the receivables. The Company acts as master servicer, responsible for servicing and collecting the accounts receivable under the Program. The Program terminates on June 28, 2013. As of December 31, 2012, the fair value of trade receivables transferred to the Purchasers under the Program and derecognized from the Company's consolidated balance sheet was $1.9 billion. In exchange for the transfer, the Company received cash of $1.0 billion and recorded a receivable for deferred consideration included in other current assets (see Note 20 for more information and disclosures on the Program).

The Company has outstanding $1.15 billion principal amount of convertible senior notes. As of December 31, 2012, none of the conditions permitting conversion of these notes had been satisfied. The Company has purchased call options and warrants intended to reduce the potential shareholder dilution upon future conversion of the notes. As of December 31, 2012, the market price of the Company's common stock was not greater than the exercise price of the purchased call options or warrants related to the convertible senior notes.

The Company is currently experiencing generally higher prices for agricultural commodities as a result of tight crop supplies, mostly due to weather impacts on Fall 2012 U.S. corn and soybean crop production. Higher prices of commodities have historically correlated with increases in the Company's working capital requirements. The Company depends on access to credit markets, which can be impacted by its credit rating and factors outside of the Company's control, such as the European debt situation, to fund its working capital needs and capital expenditures. The Company expects capital expenditures of $1.0 billion during 2013.

As of December 31, 2012, the Company held a 19.9% common equity interest in GrainCorp. This interest was initially obtained through the use of two transactions with investment bank counterparties. These transactions were accounted for as derivatives, and the derivatives were settled in equity shares of GrainCorp during the quarter ended December 31, 2012. The Company recognized a gain on these transactions of $62 million that is reported in Agricultural Services operating profit for the six months ended December 31, 2012. The economic cost of these shares (i.e. net of the derivative gains) was approximately $0.5 billion.

The purpose of these transactions was to facilitate the Company's planned acquisition of GrainCorp. During the quarter ended December 31, 2012, the Company delivered an initial non-binding proposal, followed later by a second non-binding proposal, with the aim of arriving at an agreement with GrainCorp's Board of Directors under which they would recommend to GrainCorp shareholders an acquisition by the Company of all of GrainCorp, with the most recent proposal of Australian $12.20 per share in cash. GrainCorp's Board of Directors has rejected these proposals under their belief that this price materially undervalues GrainCorp. The share price of Australian $12.20 values GrainCorp's equity at approximately US$3 billion.

The Company continues to consider all of its options with its 19.9% shareholding in GrainCorp. The three major credit rating agencies have put the Company's credit rating on negative watch or negative outlook pending the final outcome of the GrainCorp acquisition proposal and the form of acquisition financing. Should the Company's rating be downgraded due to the consummation of the acquisition, the Company is confident it will be able to access liquidity cost efficiently to fund the operations.

On November 5, 2009, the Company's Board of Directors approved a stock repurchase program authorizing the Company to repurchase up to 100,000,000 shares of the Company's common stock during the period commencing January 1, 2010 and ending December 31, 2014. The Company has acquired approximately 31.6 million shares under this program, resulting in remaining approval to acquire 68.4 million shares.

The Company's credit facilities and certain debentures require the Company to comply with specified financial and non-financial covenants including maintenance of minimum tangible net worth as well as limitations related to incurring liens, secured debt, and certain other financing arrangements. The Company is in compliance with these covenants as of December 31, 2012.

Contractual Obligations

In the normal course of business, the Company enters into contracts and commitments which obligate the Company to make payments in the future. The following table sets forth the Company's significant future obligations by time period. Purchases include commodity-based contracts entered into in the normal course of business, which are further described in Item 7A, "Quantitative and Qualitative Disclosures About Market Risk," energy-related purchase contracts entered into in the normal course of business, and other purchase obligations related to the Company's normal business activities. The following table does not include unrecognized income tax benefits of $77 million as of December 31, 2012 as the Company is unable to reasonably estimate the timing of settlement. Where applicable, information included in the Company's consolidated financial statements and notes is cross-referenced in this table.

Contractual Obligations	Item 8 Note Reference	Total	Payments Due by Period Less than 1 Year	1 - 3 Years	3 – 5 Years	More than 5 Years
			(In millions)			
Purchases						
Inventories		$18,532	$17,937	$ 519	$ 63	$ 13
Energy		692	378	223	83	8
Other		278	196	71	11	-
Total purchases		19,502	18,511	813	157	21
Short-term debt		2,816	2,816	-	-	-
Long-term debt	Note 10	6,724	268	1,135	316	5,005
Estimated interest payments		6,359	350	623	602	4,784
Operating leases	Note 15	1,012	235	340	238	199
Estimated pension and other postretirement plan contributions [1]	Note 16	161	50	22	24	65
Total		$36,574	$22,230	$2,933	$1,337	$10,074

[1] Includes pension contributions of $37 million for fiscal 2013. The Company is unable to estimate the amount of pension contributions beyond fiscal year 2013. For more information concerning the Company's pension and other postretirement plans, see Note 16 in Item 8.

At December 31, 2012, the Company estimates it will spend approximately $2.1 billion through fiscal year 2017 to complete currently approved capital projects which are not included in the table above. The Company also has outstanding letters of credit and surety bonds of $911 million at December 31, 2012.

In addition, the Company has entered into agreements, primarily debt guarantee agreements related to equity-method investees, which could obligate the Company to make future payments. The Company's liability under these agreements arises only if the primary entity fails to perform its contractual obligation. The Company has collateral for a portion of these contingent obligations. At December 31, 2012, these contingent obligations totaled approximately $44 million.

Off Balance Sheet Arrangements

On March 27, 2012, the Company entered into an amendment of its accounts receivable securitization program (as amended, the "Program") with certain commercial paper conduit purchasers and committed purchasers (collectively, the "Purchasers"). Under the Program, certain U.S.-originated trade accounts receivable are sold to a wholly-owned bankruptcy-remote entity, ADM Receivables, LLC ("ADM Receivables"). ADM Receivables in turn transfers such purchased accounts receivable in their entirety to the Purchasers pursuant to a receivables purchase agreement. In exchange for the transfer of the accounts receivable, ADM Receivables receives a cash payment of up to $1.0 billion and an additional amount upon the collection of the accounts receivable (deferred consideration). ADM Receivables uses the cash proceeds from the transfer of receivables to the Purchasers and other consideration to finance the purchase of receivables from the Company and the ADM subsidiaries originating the receivables. The Company accounts for these transfers as sales. The Company has no retained interests in the transferred receivables, other than collection and administrative responsibilities and its right to the deferred consideration. At December 31, 2012, the Company did not record a servicing asset or liability related to its retained responsibility, based on its assessment of the servicing fee, market values for similar transactions and its cost of servicing the receivables sold. The Program terminates on June 28, 2013.

As of December 31, 2012, the fair value of trade receivables transferred to the Purchasers under the Program and derecognized from the Company's consolidated balance sheet was $1.9 billion. In exchange for the transfer, the Company received cash of $1.0 billion and recorded a $0.9 billion receivable for deferred consideration included in other current assets. Cash collections from customers on receivables sold were $21.9 billion for the six months ended December 31, 2012 and $8.9 billion for the year ended June 30, 2012. Of this amount, $21.9 billion and $8.9 billion pertains to cash collections on the deferred consideration for the periods ended December 31, 2012 and June 30, 2012, respectively. Deferred consideration is paid to the Company in cash on behalf of the Purchasers as receivables are collected; however, as this is a revolving facility, cash collected from the Company's customers is reinvested by the Purchasers daily in new receivable purchases under the Program.

The Company's risk of loss following the transfer of accounts receivable under the Program is limited to the deferred consideration outstanding. The Company carries the deferred consideration at fair value determined by calculating the expected amount of cash to be received and is principally based on observable inputs (a Level 2 measurement under applicable accounting standards) consisting mainly of the face amount of the receivables adjusted for anticipated credit losses and discounted at the appropriate market rate. Payment of deferred consideration is not subject to significant risks other than delinquencies and credit losses on accounts receivable transferred under the program which have historically been insignificant.

Transfers of receivables under the Program during the six months ended December 31, 2012 and the year ended June 30, 2012 resulted in an expense for the loss on sale of $4 million for both periods, which is classified as selling, general, and administrative expenses in the consolidated statements of earnings.

The Company reflects all cash flows related to the Program as operating activities in its consolidated statement of cash flows for the six months ended December 31, 2012 and the year ended June 30, 2012 because the cash received from the Purchasers upon both the sale and collection of the receivables is not subject to significant interest rate risk given the short-term nature of the Company's trade receivables.

Critical Accounting Policies

The process of preparing financial statements requires management to make estimates and judgments that affect the carrying values of the Company's assets and liabilities as well as the recognition of revenues and expenses. These estimates and judgments are based on the Company's historical experience and management's knowledge and understanding of current facts and circumstances. Certain of the Company's accounting policies are considered critical, as these policies are important to the depiction of the Company's financial statements and require significant or complex judgment by management. Management has discussed with the Company's Audit Committee the development, selection, disclosure, and application of these critical accounting policies. Following are the accounting policies management considers critical to the Company's financial statements.

Fair Value Measurements - Inventories and Derivatives

Certain of the Company's assets and liabilities as of December 31, 2012 are valued at estimated fair values, including $7.0 billion of merchandisable agricultural commodity inventories, $2.7 billion of derivative assets, $2.6 billion of derivative liabilities, and $0.9 billion of inventory-related payables. Derivative assets and liabilities include forward fixed-price purchase and sale contracts for agricultural commodities, forward foreign exchange contracts, and over-the-counter instruments such as options contracts. The merchandisable agricultural commodities are freely traded, have quoted market prices, and may be sold without significant additional processing. Management estimates fair value for its commodity-related assets and liabilities based on exchange-quoted prices, adjusted for differences in local markets. The Company's fair value measurements are mainly based on observable market quotations without significant adjustments and are therefore reported as Level 1 or Level 2 within the fair value hierarchy. Level 3 fair value measurements represent fair value estimates where unobservable price components represent 10% or more of the total fair value price. For more information concerning amounts reported as Level 3, see Note 3 in Item 8. Changes in the market values of these inventories and contracts are recognized in the statement of earnings as a component of cost of products sold. If management used different methods or factors to estimate market value, amounts reported as inventories and cost of products sold could differ materially. Additionally, if market conditions change subsequent to year-end, amounts reported in future periods as inventories and cost of products sold could differ materially.

Derivatives – Designated Hedging Activities

The Company, from time to time, uses derivative contracts designated as cash flow hedges to fix the purchase price of anticipated volumes of commodities to be purchased and processed in a future month, to fix the purchase price of the Company's anticipated natural gas requirements for certain production facilities, and to fix the sales price of anticipated volumes of ethanol. These designated hedging programs principally relate to the Company's Corn Processing operating segment. The change in the market value of such derivative contracts has historically been, and is expected to continue to be, highly effective at offsetting changes in price movements of the hedged item. Gains and losses arising from open and closed hedging transactions are deferred in other comprehensive income, net of applicable income taxes, and recognized as a component of cost of products sold and net sales and other operating income in the statement of earnings when the hedged item is recognized. If it is determined that the derivative instruments used are no longer effective at offsetting changes in the price of the hedged item, then the changes in the market value of these exchange-traded futures and exchange-traded and over-the-counter option contracts would be recorded immediately in the statement of earnings as a component of cost of products sold. See Note 4 in Item 8 for additional information.

Investments in Affiliates

The Company applies the equity method of accounting for investments over which the Company has the ability to exercise significant influence, including its 16.4% investment in Wilmar. These investments in affiliates are carried at cost plus equity in undistributed earnings and are adjusted, where appropriate, for amortizable basis differences between the investment balance and the underlying net assets of the investee. Generally, the minimum ownership threshold for asserting significant influence is 20% ownership of the investee. However, the Company considers all relevant factors in determining its ability to assert significant influence including but not limited to, ownership percentage, board membership, customer and vendor relationships, and other arrangements. If management used a different accounting method for these investments, then the amount of earnings from affiliates the Company recognizes may differ.

Income Taxes

The Company frequently faces challenges from U.S. and foreign tax authorities regarding the amount of taxes due. These challenges include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with various tax filing positions, the Company records reserves for estimates of potential additional tax owed by the Company. As examples, the Company has received tax assessments from the Brazilian Federal Revenue Service and Argentina tax authorities challenging income tax positions taken by subsidiaries of the Company. The Company evaluated its tax positions for these matters and concluded, based in part upon advice from legal counsel, that it was appropriate to recognize the tax benefits of these positions (see Note 14 in Item 8 for additional information).

Deferred tax assets represent items to be used as tax deductions or credits in future tax returns, and the related tax benefit has already been recognized in the Company's income statement. The realization of the Company's deferred tax assets is dependent upon future taxable income in specific tax jurisdictions, the timing and amount of which are uncertain. The Company evaluates all available positive and negative evidence including estimated future reversals of existing temporary differences, projected future taxable income, tax planning strategies, and recent financial results. Valuation allowances related to these deferred tax assets have been established to the extent the realization of the tax benefit is not likely. To the extent the Company were to favorably resolve matters for which accruals have been established or be required to pay amounts in excess of the aforementioned reserves, the Company's effective tax rate in a given financial statement period may be impacted.

Undistributed earnings of the Company's foreign subsidiaries and the Company's share of the undistributed earnings of affiliated corporate joint venture companies accounted for on the equity method amounting to approximately $7.7 billion at December 31, 2012, are considered to be permanently reinvested, and accordingly, no provision for U.S. income taxes has been provided thereon. If the Company were to receive distributions from any of these foreign subsidiaries or affiliates or determine the undistributed earnings of these foreign subsidiaries or affiliates to not be permanently reinvested, the Company could be subject to U.S. tax liabilities which have not been provided for in the consolidated financial statements.

Property, Plant, and Equipment and Asset Abandonments and Write-Downs

The Company is principally engaged in the business of procuring, transporting, storing, processing, and merchandising agricultural commodities and products. This business is global in nature and is highly capital-intensive. Both the availability of the Company's raw materials and the demand for the Company's finished products are driven by factors such as weather, plantings, government programs and policies, changes in global demand, changes in standards of living, and global production of similar and competitive crops. These aforementioned factors may cause a shift in the supply/demand dynamics for the Company's raw materials and finished products. Any such shift will cause management to evaluate the efficiency and cash flows of the Company's assets in terms of geographic location, size, and age of its facilities. The Company, from time to time, will also invest in equipment, technology, and companies related to new, value-added products produced from agricultural commodities and products. These new products are not always successful from either a commercial production or marketing perspective. Management evaluates the Company's property, plant, and equipment for impairment whenever indicators of impairment exist. Assets are written down to fair value after consideration of the ability to utilize the assets for their intended purpose or to employ the assets in alternative uses or sell the assets to recover the carrying value. If management used different estimates and assumptions in its evaluation of these assets, then the Company could recognize different amounts of expense over future periods. During the six months ended December 31, 2012 and 2011 and the years ended June 30, 2012, 2011, and 2010, impairment charges for property, plant, and equipment were $0, $337 million, $367 million, $2 million, and $9 million, respectively (see Note 19 in Item 8 for additional information on charges taken in the six months ended December 31, 2011 and the year ended June 30, 2012).

Goodwill and Other Intangible Assets

Goodwill and intangible assets deemed to have indefinite lives are not amortized but are subject to annual impairment tests. The Company evaluates goodwill for impairment at the reporting unit level annually on October 1 or whenever there are indicators that the carrying value of the assets may not be fully recoverable. Previously, when the Company's fiscal year ended on June 30, the Company performed its annual goodwill impairment test on April 1 (see Note 1 in Item 8 for additional information regarding this change in accounting policy). Definite-lived intangible assets are amortized over their estimated useful lives and are reviewed for impairment whenever there are indicators that the carrying value of the assets may not be fully recoverable. If management used different estimates and assumptions in its impairment tests, then the Company could recognize different amounts of expense over future periods.

Employee Benefit Plans

The Company provides substantially all U.S. employees and employees at certain international subsidiaries with pension benefits. Eligible U.S. employees with five or more years of service prior to January 1, 2009 participate in a defined benefit pension plan. Eligible U.S. employees hired on or after January 1, 2009 (and eligible salaried employees with less than five years of service prior to January 1, 2009) participate in a "cash balance" pension formula. The Company provides eligible U.S. employees who retire under qualifying conditions with certain postretirement health care benefits. In order to measure the expense and funded status of these employee benefit plans, management makes several estimates and assumptions, including interest rates used to discount certain liabilities, rates of return on assets set aside to fund these plans, rates of compensation increases, employee turnover rates, anticipated mortality rates, and anticipated future health care costs. These estimates and assumptions are based on the Company's historical experience combined with management's knowledge and understanding of current facts and circumstances. Management also uses third-party actuaries to assist in measuring the expense and funded status of these employee benefit plans. If management used different estimates and assumptions regarding these plans, the funded status of the plans could vary significantly, and the Company could recognize different amounts of expense over future periods. See Note 16 in Item 8 for additional information.

Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act

On or about July 25, 2012, an 80% owned and controlled affiliate of the Company hired a vessel to transport a cargo of grain. The shipping arrangements and payment for $481,800 for the transportation were made directly with the charterer of the vessel. Neither the names of the vessel nor the charterer were listed on the United States Department of the Treasury's Office of Foreign Assets Control's ("OFAC") List of Specially Designated Nationals (the "SDN List"). It was later determined by the Company and its bank that the vessel involved was beneficially owned by the Islamic Republic of Iran Shipping Lines (IRISL), a sanctioned party. The Company voluntarily disclosed the matter to OFAC. The involvement of a sanctioned party was inadvertent and unintentional and we believe the result of a concerted effort by Iran to hide its ownership of the vessel. Neither the Company nor its affiliate nor other of its subsidiaries have any intention of continuing such activity with a prohibited party. There was no profit that can be attributed to this specific transportation activity. This disclosure is made pursuant to Section 219 of the Iran Threat Reduction Act which requires that an issuer disclose in its annual or quarterly report filed with the Securities and Exchange Commission if any of its affiliates engaged in an OFAC reportable transaction.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The market risk inherent in the Company's market risk sensitive instruments and positions is the potential loss arising from adverse changes in: commodity market prices as they relate to the Company's net commodity position, foreign currency exchange rates, and interest rates as described below.

Commodities

The availability and prices of agricultural commodities are subject to wide fluctuations due to factors such as changes in weather conditions, crop disease, plantings, government programs and policies, competition, changes in global demand, changes in customer preferences and standards of living, and global production of similar and competitive crops.

The Company manages its exposure to adverse price movements of agricultural commodities used for, and produced in, its business operations, by entering into derivative and non-derivative contracts which reduce the Company's overall short or long commodity position. Additionally, the Company uses exchange-traded futures and exchange-traded and over-the-counter option contracts as components of merchandising strategies designed to enhance margins. The results of these strategies can be significantly impacted by factors such as the correlation between the value of exchange-traded commodities futures contracts and the cash prices of the underlying commodities, counterparty contract defaults, and volatility of freight markets. In addition, the Company, from time-to-time, enters into derivative contracts which are designated as hedges of specific volumes of commodities that will be purchased and processed, or sold, in a future month. The changes in the market value of such futures contracts have historically been, and are expected to continue to be, highly effective at offsetting changes in price movements of the hedged item. Gains and losses arising from open and closed designated hedging transactions are deferred in other comprehensive income, net of applicable taxes, and recognized as a component of cost of products sold or net sales and other operating income in the statement of earnings when the hedged item is recognized.

The Company's commodity position consists of merchandisable agricultural commodity inventories, related purchase and sales contracts, energy and freight contracts, and exchange-traded futures and exchange-traded and over-the-counter option contracts including contracts used to hedge portions of production requirements, net of sales.

The fair value of the Company's commodity position is a summation of the fair values calculated for each commodity by valuing all of the commodity positions at quoted market prices for the period, where available, or utilizing a close proxy. The Company has established metrics to monitor the amount of market risk exposure, which consist of volumetric limits, and value-at-risk (VaR) limits. VaR measures the potential loss, at a 95% confidence level, that could be incurred over a one year period. Volumetric limits are monitored daily and VaR calculations and sensitivity analysis are monitored weekly.

In addition to measuring the hypothetical loss resulting from an adverse two standard deviation move in market prices (assuming no correlations) over a one year period using VaR, sensitivity analysis is performed measuring the potential loss in fair value resulting from a hypothetical 10% adverse change in market prices. The highest, lowest, and average weekly position for the six months ended December 31, 2012 and the years ended June 30, 2012 and 2011 together with the market risk from a hypothetical 10% adverse price change is as follows:

	December 31, 2012		June 30, 2012		June 30, 2011	
Long/(Short)	Fair Value	Market Risk	Fair Value	Market Risk	Fair Value	Market Risk
			(In millions)			
Highest position	**$ 2,218**	**$ 222**	$ 1,477	$ 148	$ 2,388	$ 239
Lowest position	**536**	**54**	(383)	(38)	368	37
Average position	**1,417**	**142**	546	55	1,644	164

The increase in fair value of the average position for December 31, 2012 compared to June 30, 2012 was principally the result of the increase in average quantities underlying the weekly commodity position.

Currencies

The Company has consolidated subsidiaries in over 75 countries. For the majority of the Company's subsidiaries located outside the United States, the local currency is the functional currency. To reduce the risks associated with foreign currency exchange rate fluctuations, the Company enters into currency exchange contracts to minimize its foreign currency position related to transactions denominated primarily in Euro, British pound, Canadian dollar, and Brazilian real currencies. These currencies represent the major functional or local currencies in which recurring business transactions occur. The Company does not use currency exchange contracts as hedges against amounts permanently invested in foreign subsidiaries and affiliates. The currency exchange contracts used are forward contracts, swaps with banks, exchange-traded futures contracts, and over-the-counter options. The changes in market value of such contracts have a high correlation to the price changes in the currency of the related transactions. The potential loss in fair value for such net currency position resulting from a hypothetical 10% adverse change in foreign currency exchange rates is not material.

The amount the Company considers permanently invested in foreign subsidiaries and affiliates and translated into dollars using the year-end exchange rates is $7.7 billion at December 31, 2012, and $7.2 billion at June 30, 2012. This increase is due to the appreciation of foreign currencies versus the U.S. dollar partially and an increase in retained earnings of the foreign subsidiaries and affiliates. The potential loss in fair value, which would principally be recognized in Other Comprehensive Income, resulting from a hypothetical 10% adverse change in quoted foreign currency exchange rates is $773 million and $722 million for December 31, 2012 and June 30, 2012, respectively. Actual results may differ.

Interest

The fair value of the Company's long-term debt is estimated using quoted market prices, where available, and discounted future cash flows based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. Such fair value exceeded the long-term debt carrying value. Market risk is estimated as the potential increase in fair value resulting from a hypothetical 50 basis points decrease in interest rates. Actual results may differ.

	December 31, 2012	June 30, 2012	June 30, 2011
		(In millions)	
Fair value of long-term debt	**$7,901**	$8,057	$9,108
Excess of fair value over carrying value	**1,445**	1,522	842
Market risk	**404**	422	333

The decrease in fair value of long-term debt at December 31, 2012 is due to the October 2012 debt exchange and increased interest rates partially offset by new borrowings.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Archer-Daniels-Midland Company

Consolidated Statements of Earnings

(In millions, except per share amounts)	Six Months Ended December 31		Year Ended June 30		
	2012	2011	2012	2011	2010
		(Unaudited)			
Net sales and other operating income	**$ 46,729**	$ 45,208	$ 89,038	$ 80,676	$ 61,682
Cost of products sold	**44,927**	43,361	85,370	76,376	57,839
Gross Profit	**1,802**	1,847	3,668	4,300	3,843
Selling, general and administrative expenses	**869**	830	1,626	1,611	1,398
Asset impairment, exit, and restructuring costs	**146**	352	437	-	-
Interest expense	**213**	209	441	482	422
Equity in earnings of unconsolidated affiliates	**(255)**	(251)	(472)	(542)	(561)
Interest income	**(59)**	(62)	(112)	(136)	(126)
Other (income) expense - net	**(109)**	(12)	(17)	(130)	125
Earnings Before Income Taxes	**997**	781	1,765	3,015	2,585
Income taxes	**303**	237	523	997	666
Net Earnings Including Noncontrolling Interests	**694**	544	1,242	2,018	1,919
Less: Net earnings (losses) attributable to noncontrolling interests	**2**	4	19	(18)	(11)
Net Earnings Attributable to Controlling Interests	**$ 692**	$ 540	$ 1,223	$ 2,036	$ 1,930
Average number of shares outstanding – basic	**660**	669	665	642	643
Average number of shares outstanding – diluted	**661**	670	666	654	644
Basic earnings per common share	**$ 1.05**	$ 0.81	$ 1.84	$ 3.17	$ 3.00
Diluted earnings per common share	**$ 1.05**	$ 0.81	$ 1.84	$ 3.13	$ 3.00

See notes to consolidated financial statements.

Archer-Daniels-Midland Company

Consolidated Statements of Comprehensive Income (Loss)

(In millions)	Six Months Ended December 31		Year Ended June 30		
	2012	2011	2012	2011	2010
		(Unaudited)			
Net earnings including noncontrolling interests	**$ 694**	$ 544	$ 1,242	$ 2,018	$ 1,919
Other comprehensive income (loss):					
Foreign currency translation adjustment	**371**	(707)	(751)	859	(557)
Tax effect	**(51)**	-	60	-	-
Net of tax amount	**320**	(707)	(691)	859	(557)
Pension and other postretirement benefit liabilities adjustment	**292**	11	(565)	300	(82)
Tax effect	**(100)**	(3)	202	(106)	25
Net of tax amount	**192**	8	(363)	194	(57)
Deferred gain (loss) on hedging activities	**(72)**	3	36	(3)	70
Tax effect	**26**	(2)	(15)	2	(27)
Net of tax effect	**(46)**	1	21	(1)	43
Unrealized gain (loss) on investments	**(1)**	(65)	(90)	36	43
Tax effect	**-**	24	34	(13)	(16)
Net of tax effect	**(1)**	(41)	(56)	23	27
Other comprehensive income (loss)	**465**	(739)	(1,089)	1,075	(544)
Comprehensive income (loss)	**1,159**	(195)	153	3,093	1,375
Less: Comprehensive income (loss) attributable to noncontrolling interests	**10**	4	13	(18)	(11)
Comprehensive income (loss) attributable to controlling Interests	**$ 1,149**	$ (199)	$ 140	$ 3,111	$ 1,386

See notes to consolidated financial statements.

Archer-Daniels-Midland Company

Consolidated Balance Sheets

	December 31 2012	June 30 2012	June 30 2011
		(In millions)	
Assets			
Current Assets			
Cash and cash equivalents	$ **1,714**	$ 1,291	$ 615
Short-term marketable securities	**576**	176	739
Segregated cash and investments	**3,638**	3,263	3,396
Trade receivables	**3,450**	3,439	4,808
Inventories	**13,836**	12,192	12,055
Other current assets	**6,548**	6,593	5,891
Total Current Assets	**29,762**	26,954	27,504
Investments and Other Assets			
Investments in and advances to affiliates	**3,170**	3,388	3,240
Long-term marketable securities	**717**	262	666
Goodwill	**551**	603	602
Other assets	**813**	752	840
Total Investments and Other Assets	**5,251**	5,005	5,348
Property, Plant, and Equipment			
Land	**378**	325	305
Buildings	**4,807**	4,609	4,413
Machinery and equipment	**16,984**	16,729	16,245
Construction in progress	**1,004**	1,027	765
	23,173	22,690	21,728
Accumulated depreciation	**(13,050)**	(12,878)	(12,228)
Net Property, Plant, and Equipment	**10,123**	9,812	9,500
Total Assets	$ **45,136**	$ 41,771	$ 42,352
Liabilities and Shareholders' Equity			
Current Liabilities			
Short-term debt	$ **2,816**	$ 2,108	$ 1,875
Trade payables	**4,787**	2,474	2,581
Accrued expenses and other payables	**9,122**	8,367	8,584
Current maturities of long-term debt	**268**	1,677	178
Total Current Liabilities	**16,993**	14,626	13,218
Long-Term Liabilities			
Long-term debt	**6,456**	6,535	8,266
Deferred income taxes	**1,267**	1,001	1,018
Other	**1,289**	1,440	1,012
Total Long-Term Liabilities	**9,012**	8,976	10,296
Shareholders' Equity			
Common stock	**6,134**	6,102	6,636
Reinvested earnings	**13,236**	12,774	11,996
Accumulated other comprehensive income (loss)	**(450)**	(907)	176
Noncontrolling interests	**211**	200	30
Total Shareholders' Equity	**19,131**	18,169	18,838
Total Liabilities and Shareholders' Equity	$ **45,136**	$ 41,771	$ 42,352

See notes to consolidated financial statements.

Archer-Daniels-Midland Company

Consolidated Statements of Cash Flows

(In millions)	Six Months Ended December 31		Year Ended June 30		
	2012	2011 (Unaudited)	2012	2011	2010
Operating Activities					
Net earnings including noncontrolling interests	**$ 694**	$ 544	$ 1,242	$ 2,018	$ 1,919
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities					
Depreciation and amortization	**435**	414	848	877	912
Asset impairment charges	**146**	337	367	2	9
Deferred income taxes	**118**	28	45	521	30
Gain on Golden Peanut revaluation	**–**	–	–	(71)	–
Equity in earnings of affiliates, net of dividends	**(201)**	(106)	(243)	(397)	(326)
Stock compensation expense	**30**	34	48	47	45
Pension and postretirement accruals (contributions), net	**78**	59	37	4	(110)
Deferred cash flow hedges	**(67)**	10	43	(1)	49
Other – net	**39**	90	168	(108)	150
Changes in operating assets and liabilities					
Segregated cash and investments	**(365)**	(61)	128	(1,035)	74
Trade receivables	**38**	(741)	974	(687)	(540)
Inventories	**(1,512)**	(480)	(272)	(3,412)	(404)
Other current assets	**209**	958	(954)	(2,452)	1,069
Trade payables	**2,310**	1,545	(117)	339	(75)
Accrued expenses and other payables	**526**	410	581	2,015	(118)
Total Operating Activities	**2,478**	3,041	2,895	(2,340)	2,684
Investing Activities					
Purchases of property, plant, and equipment	**(615)**	(852)	(1,477)	(1,247)	(1,607)
Net assets of businesses acquired	**(26)**	(206)	(241)	(218)	(62)
Proceeds from sale of assets	**521**	49	48	72	35
Cash divested from deconsolidation	**–**	(130)	(130)	–	–
Investments in and advances to affiliates	**–**	(4)	(31)	(31)	(146)
Purchases of marketable securities	**(1,629)**	(889)	(1,297)	(2,379)	(1,387)
Proceeds from sales of marketable securities	**731**	1,084	1,945	2,094	1,454
Other – net	**45**	14	61	34	48
Total Investing Activities	**(973)**	(934)	(1,122)	(1,675)	(1,665)
Financing Activities					
Long-term debt borrowings	**106**	91	97	1,564	27
Long-term debt payments	**(1,423)**	(173)	(358)	(417)	(552)
Net borrowings (payments) under lines of credit agreements	**660**	(1,076)	197	1,381	29
Debt repurchase premium and costs	**(197)**	(32)	(44)	(21)	(71)
Shares issued related to equity unit conversion	**–**	–	–	1,750	–
Purchases of treasury stock	**–**	(427)	(527)	(301)	(100)
Cash dividends	**(230)**	(224)	(455)	(395)	(372)
Other – net	**2**	(17)	(7)	23	11
Total Financing Activities	**(1,082)**	(1,858)	(1,097)	3,584	(1,028)
Increase (decrease) in cash and cash equivalents	**423**	249	676	(431)	(9)
Cash and cash equivalents – beginning of year	**1,291**	615	615	1,046	1,055
Cash and cash equivalents – end of year	**$ 1,714**	$ 864	$ 1,291	$ 615	$ 1,046
Cash paid for interest and income taxes were as follows:					
Interest	**$ 205**	$ 206	$ 411	$ 418	$ 453
Income taxes	**115**	118	479	513	604

See notes to consolidated financial statements.

Archer-Daniels-Midland Company

Consolidated Statements of Shareholders' Equity

	Common Stock		Reinvested	Accumulated Other Comprehensive	Noncontrolling	Total Shareholders'
	Shares	Amount	Earnings	Income (Loss)	Interests	Equity
				(In millions)		
Balance June 30, 2009	**642**	**$ 5,204**	**$ 8,778**	**$ (355)**	**$ 26**	**$ 13,653**
Comprehensive income						
Net earnings			1,930		(11)	
Other comprehensive loss				(544)		
Total comprehensive income						1,375
Cash dividends paid-$.58 per share			(372)			(372)
Treasury stock purchases	(4)	(100)				(100)
Stock compensation expense		45				45
Other	1	2	21		7	30
Balance June 30, 2010	**639**	**5,151**	**10,357**	**(899)**	**22**	**14,631**
Comprehensive income						
Net earnings			2,036		(18)	
Other comprehensive income				1,075		
Total comprehensive income						3,093
Cash dividends paid-$.62 per share			(395)			(395)
Shares issued related to equity unit conversion	44	1,750				1,750
Treasury stock purchases	(9)	(301)				(301)
Stock compensation expense		47				47
Acquisition of noncontrolling interests		(26)			25	(1)
Other	2	15	(2)		1	14
Balance June 30, 2011	**676**	**6,636**	**11,996**	**176**	**30**	**18,838**
Comprehensive income						
Net earnings			1,223		19	
Other comprehensive loss				(1,083)	(6)	
Total comprehensive income						153
Cash dividends paid-$.685 per share			(455)			(455)
Treasury stock purchases	(18)	(527)				(527)
Stock compensation expense		48				48
Noncontrolling interests previously associated with mandatorily redeemable instruments			10		174	184
Acquisition of noncontrolling interests		(40)			(14)	(54)
Other	1	(15)			(3)	(18)
Balance June 30, 2012	**659**	**6,102**	**12,774**	**(907)**	**200**	**18,169**
Comprehensive income						
Net earnings			**692**		**2**	
Other comprehensive income				**457**	**8**	
Total comprehensive income						**1,159**
Cash dividends paid-$.35 per share			**(230)**			**(230)**
Stock compensation expense		**30**				**30**
Other		**2**			**1**	**3**
Balance December 31, 2012	**659**	**$ 6,134**	**$ 13,236**	**$ (450)**	**$ 211**	**$ 19,131**

See notes to consolidated financial statements.

Note 1. Summary of Significant Accounting Policies

Nature of Business

The Company is principally engaged in procuring, transporting, storing, processing, and merchandising agricultural commodities and products.

Change in Fiscal Year

On May 3, 2012, the Board of Directors of the Company determined that, in accordance with its Bylaws and upon the recommendation of the Audit Committee, the Company's fiscal year shall begin on January 1 and end on December 31 of each year, starting on January 1, 2013. The required transition period of July 1, 2012 to December 31, 2012 is included in this Form 10-K transition report. Amounts included in this report for the six months ended December 31, 2011 are unaudited.

Principles of Consolidation

The consolidated financial statements as of December 31, 2012, June 30, 2012 and 2011, for the six months ended December 31, 2012 and 2011, and for the three years ended June 30, 2012, 2011, and 2010, include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Investments in affiliates are carried at cost plus equity in undistributed earnings since acquisition and are adjusted, where appropriate, for basis differences between the investment balance and the underlying net assets of the investee. The Company's portion of the results of certain affiliates and results of certain majority-owned subsidiaries are included using the most recent available financial statements. In each case, the financial statements are within 93 days of the Company's year end and are consistent from period to period, except as described below. The Company evaluates and consolidates, where appropriate, its less than majority-owned investments.

Effective in the second quarter of fiscal year 2011, one of the Company's majority-owned subsidiaries changed its accounting period resulting in the elimination of a one-month lag in the reporting of the consolidated subsidiary's financial results. The effect of this change on after-tax earnings for the year ended June 30, 2011 was immaterial.

In the first quarter of fiscal 2012, the Company sold its majority ownership interest of Hickory Point Bank and Trust Company, fsb (Bank), previously a wholly-owned subsidiary. As a result, the accounts of the Bank were deconsolidated with no material effect to after-tax earnings. In the quarter ended December 31, 2012, the Company disposed of its remaining common equity interest in the Bank with no material effect to after-tax earnings.

The Company consolidates certain less than wholly-owned subsidiaries for which the minority interest was subject to a mandatorily redeemable put option. As a result of the put option, the associated minority interest was reported in other long-term liabilities. On December 31, 2011, the put option expired and the Company reclassified $174 million of minority interest from other long-term liabilities to noncontrolling interests in shareholders' equity at that date.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in its consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Note 1. Summary of Significant Accounting Policies (Continued)

During the second quarter of fiscal year 2011, the Company updated its estimates for service lives of certain of its machinery and equipment assets in order to better match the Company's depreciation expense with the periods these assets are expected to generate revenue based on planned and historical service periods. The new estimated service lives were established based on manufacturing engineering data, external benchmark data and on new information obtained as a result of the Company's then recent major construction projects. These new estimated service lives were also supported by biofuels legislation and mandates in many countries that are driving requirements over time for greater future usage and higher blend rates of biofuels.

The Company accounted for this service life update as a change in accounting estimate as of October 1, 2010 in accordance with the guidance of Accounting Standards Codification (ASC) Topic 250, Accounting Changes and Error Corrections, thereby impacting the quarter in which the change occurred and future quarters. The effect of this change on after-tax earnings and diluted earnings per share was an increase of $83 million and $0.13, respectively, for the year ended June 30, 2011.

Reclassifications

Other long-term assets and deferred income taxes in the prior years' consolidated balance sheets have been reclassified to conform to the current year's presentation. As a result, total investments and other assets, total long-term liabilities, total assets, and total liabilities and shareholders' equity changed from the previously reported amounts in June 30, 2012 and 2011.

Cash Equivalents

The Company considers all non-segregated, highly-liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

Segregated Cash and Investments

The Company segregates certain cash and investment balances in accordance with regulatory requirements, commodity exchange requirements, insurance arrangements, and lending arrangements. These segregated balances represent deposits received from customers of the Company's registered futures commission merchant, securities pledged to commodity exchange clearinghouses, and cash and securities pledged as security under certain insurance or lending arrangements. Segregated cash and investments primarily consist of cash, United States government securities, and money-market funds.

Receivables

The Company records accounts receivable at net realizable value. This value includes an allowance for estimated uncollectible accounts of $87 million, $92 million, and $100 million at December 31, 2012 and June 30, 2012 and 2011, respectively, to reflect any loss anticipated on the accounts receivable balances. The Company calculates this allowance based on its history of write-offs, level of past-due accounts, and its relationships with, and the economic status of, its customers. Portions of the allowance for uncollectible accounts are recorded in trade receivables, other current assets, and other assets.

Credit risk on receivables is minimized as a result of the large and diversified nature of the Company's worldwide customer base. The Company manages its exposure to counter-party credit risk through credit analysis and approvals, credit limits, and monitoring procedures. Collateral is generally not required for the Company's receivables.

Accounts receivable due from unconsolidated affiliates as of December 31, 2012 and June 30, 2012 and 2011 was $566 million, $266 million, and $367 million, respectively.

Note 1. Summary of Significant Accounting Policies (Continued)

Inventories

Inventories of certain merchandisable agricultural commodities, which include inventories acquired under deferred pricing contracts, are stated at market value. In addition, the Company values certain inventories using the lower of cost, determined by either the first-in, first-out (FIFO) or last-in, first-out (LIFO) methods, or market.

Marketable Securities

The Company classifies its marketable securities as available-for-sale, except for certain designated securities which are classified as trading securities. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of income taxes, reported as a component of other comprehensive income. The Company monitors its investments for impairment periodically, and recognizes an impairment charge when the decline in fair value of an investment is judged to be other-than-temporary. Trading securities are carried at fair value with unrealized gains and losses included in income on a current basis. The Company uses the specific identification method when securities are sold or reclassified out of accumulated other comprehensive income into earnings. The Company considers marketable securities maturing in less than one year as short-term. All other marketable securities are classified as long-term.

Property, Plant, and Equipment

Property, plant, and equipment is recorded at cost. Repair and maintenance costs are expensed as incurred. The Company generally uses the straight-line method in computing depreciation for financial reporting purposes and generally uses accelerated methods for income tax purposes. The annual provisions for depreciation have been computed principally in accordance with the following ranges of asset lives: buildings - 10 to 40 years; machinery and equipment - 3 to 30 years. The Company capitalized interest on major construction projects in progress of $12 million, $9 million, $21 million, $7 million, and $75 million for the six months ended December 31, 2012 and 2011, and the years ended June 30, 2012, 2011, and 2010, respectively.

Goodwill and other intangible assets

Goodwill and other intangible assets deemed to have indefinite lives are not amortized but are subject to annual impairment tests. Prior to this transition period, the Company's accounting policy was to evaluate goodwill and other intangible assets with indefinite lives for impairment on April 1 of each fiscal year or whenever there were indicators that the carrying value of the assets may not be fully recoverable. Effective in the transition period ended December 31, 2012, the Company voluntarily changed its accounting policy to begin conducting the annual goodwill and indefinite life intangible assets impairment tests on October 1. The change to the annual goodwill and indefinite life intangible assets impairment testing date is preferable under the circumstances as the new impairment testing date is better aligned with the timing of the Company's annual strategic, planning, and budgeting process, and the timing is more closely aligned with the Company's annual financial reporting process as a result of the change in year end. The resulting change in accounting principle related to the annual testing date will not delay, accelerate, or avoid an impairment charge of the Company's goodwill. As it is impracticable to objectively determine the estimates and assumptions necessary to perform the annual goodwill impairment test as of October 1 for periods prior to October 1, 2012, the Company will prospectively apply the change in the annual goodwill impairment testing date effective October 1, 2012. There were no goodwill impairment charges recorded during the six months ended December 31, 2012 and the years ended June 30, 2012, 2011, and 2010. The carrying value of the Company's other intangible assets is not material.

Note 1. Summary of Significant Accounting Policies (Continued)

Asset Abandonments and Write-Downs

The Company evaluates long-lived assets for impairment whenever indicators of impairment exist. Assets are written down to fair value after consideration of the ability to utilize the assets for their intended purpose or to employ the assets in alternative uses or sell the assets to recover the carrying value. During the six months ended December 31, 2012 and 2011 and the years ended June 30, 2012, 2011, and 2010, impairment charges were $0, $337 million, $367 million, $2 million, and $9 million, respectively (see Note 19 for additional information on charges taken in the six months ended December 31, 2012 and 2011 and the year ended June 30, 2012).

Net Sales

The Company follows a policy of recognizing sales revenue at the time of delivery of the product and when all of the following have occurred: a sales agreement is in place, pricing is fixed or determinable, and collection is reasonably assured. The Company has sales contracts that allow for pricing to occur after title of the goods has passed to the customer. In these cases, the Company continues to report the goods in inventory until it recognizes the sales revenue once the price has been determined. Freight costs and handling charges related to sales are recorded as a component of cost of products sold.

Net sales to unconsolidated affiliates during the six months ended December 31, 2012 and 2011 and for the years ended June 30, 2012, 2011, and 2010 were $4.0 billion, $4.5 billion, $7.7 billion, $7.1 billion, and $7.1 billion, respectively.

Stock Compensation

The Company recognizes expense for its share-based compensation based on the fair value of the awards that are granted. The Company's share-based compensation plans provide for the granting of restricted stock, restricted stock units, performance stock units, and stock options. The fair values of stock options and performance stock units are estimated at the date of grant using the Black-Scholes option valuation model and a lattice valuation model, respectively. These valuation models require the input of highly subjective assumptions. Measured compensation cost, net of estimated forfeitures, is recognized ratably over the vesting period of the related share-based compensation award.

Research and Development

Costs associated with research and development are expensed as incurred. Such costs incurred, net of expenditures subsequently reimbursed by government grants, were $28 million, $29 million, $56 million, $60 million, and $56 million for the six months ended December 31, 2012 and 2011 and the years ended June 30, 2012, 2011, and 2010, respectively.

Per Share Data

Basic earnings per common share are determined by dividing net earnings attributable to controlling interests by the weighted average number of common shares outstanding. In computing diluted earnings per share, average number of common shares outstanding is increased by common stock options outstanding with exercise prices lower than the average market price of common shares using the treasury share method.

As further described in Note 10, certain potentially dilutive securities (the $1.75 billion Equity Units) were excluded from the diluted average shares calculation because their impact was anti-dilutive, except during the third quarter of fiscal 2011. See Note 11 for the earnings per share calculations.

Note 1. Summary of Significant Accounting Policies (Continued)

Adoption of New Accounting Standards

Effective July 1, 2012, the Company adopted the amended guidance of ASC Topic 220, *Comprehensive Income*, which requires the Company to present total comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amended guidance eliminates the option to present components of other comprehensive income as part of the statement of shareholders' equity. The Company is required to apply the presentation and disclosure requirements of the amended guidance retrospectively. The adoption of this amended guidance changed the financial statement presentation and required expanded disclosures in the Company's consolidated financial statements but did not impact financial results.

Pending Accounting Standards

Effective January 1, 2013, the Company will be required to adopt the amended guidance of ASC Topic 220, *Comprehensive Income*, which requires the Company to present, either on the face of the consolidated statement of earnings or in the notes, the effect on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income. The adoption of this amended guidance will require expanded disclosures in the Company's consolidated financial statements but will not impact results.

Note 2. Acquisitions

The Company's acquisitions are accounted for as purchases in accordance with ASC Topic 805, *Business Combinations,* as amended. Tangible assets and liabilities, based on preliminary purchase price allocations for 2012 acquisitions, were adjusted to fair values at acquisition date with the remainder of the purchase price, if any, recorded as goodwill. The identifiable intangible assets acquired as part of these acquisitions were not material. Operating results of these acquisitions are included in the Company's financial statements from the date of acquisition and are not significant to the Company's consolidated operating results.

Transition Period 2012 Acquisitions

During the six months ended December 31, 2012, the Company made eight acquisitions for a total cost of $26 million in cash and recorded a preliminary allocation of the purchase price related to these acquisitions. The net cash purchase price for these eight acquisitions of $26 million was preliminarily allocated to working capital, property, plant, and equipment, goodwill, and other long-term assets for $4 million, $24 million, $2 million, and $(4) million, respectively.

Fiscal Year 2012 Acquisitions

During fiscal year 2012, the Company made nine acquisitions for a total cost of $241 million in cash and recorded a preliminary allocation of the purchase price related to these acquisitions. The net cash purchase price for these nine acquisitions of $241 million was allocated to working capital, property, plant, and equipment, goodwill, other long-term assets, and long-term liabilities for $(12) million, $199 million, $51 million, $6 million, and $3 million, respectively. The finalization of the purchase price allocations related to these acquisitions did not result in material adjustments. There was no single material acquisition during the year.

Note 2. Acquisitions (Continued)

Fiscal Year 2011 Acquisitions

During fiscal year 2011, the Company made four acquisitions for a total cost of $218 million in cash and recorded a preliminary allocation of the purchase price related to these acquisitions. The net cash purchase price for these four acquisitions of $218 million plus the acquisition-date fair value of the equity interest the Company previously held in Golden Peanut was allocated to working capital, property, plant, and equipment, goodwill, other long-term assets, and long-term liabilities for $113 million, $235 million, $63 million, $11 million, and $36 million, respectively. The finalization of the purchase price allocations related to these acquisitions did not result in material adjustments.

The acquisition of Alimenta (USA), Inc., the Company's former 50 percent partner in Golden Peanut, was the only significant acquisition during fiscal year 2011. This transaction resulted in the Company obtaining control of the remaining outstanding shares of Golden Peanut, the largest U.S. handler, processor and exporter of peanuts and operator of a facility in Argentina. This business fits well with the Company's existing U.S. oilseed and export operations in its global oilseed business. A pre-tax gain of $71 million was recognized in the second quarter of fiscal year 2011 as a result of revaluing the Company's previously held investment in Golden Peanut in conjunction with the acquisition of the remaining 50 percent.

Fiscal Year 2010 Acquisitions

During fiscal year 2010, the Company acquired two businesses for a total cost of $62 million in cash. The purchase price of $62 million was allocated to current assets, property, plant, and equipment, and goodwill for $2 million, $57 million, and $3 million, respectively.

Note 3. Fair Value Measurements

The following tables set forth, by level, the Company's assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2012 and June 30, 2012 and 2011.

	Fair Value Measurements at December 31, 2012			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(In millions)			
Assets:				
Inventories carried at market	$ -	$ 5,291	$ 1,745	$ 7,036
Unrealized derivative gains:				
Commodity contracts	1,426	936	143	2,505
Foreign exchange contracts	-	170	-	170
Interest rate contracts	-	1	-	1
Marketable securities	2,451	16	-	2,467
Deferred consideration	-	900	-	900
Total Assets	$ 3,877	$ 7,314	$ 1,888	$ 13,079
Liabilities:				
Unrealized derivative losses:				
Commodity contracts	$ 1,600	$ 638	$ 138	$ 2,376
Foreign exchange contracts	-	215	-	215
Inventory-related payables	-	903	33	936
Total Liabilities	$ 1,600	$ 1,756	$ 171	$ 3,527

Note 3. Fair Value Measurements (Continued)

	Fair Value Measurements at June 30, 2012			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(In millions)			
Assets:				
Inventories carried at market	$ -	$ 5,297	$ 1,462	$ 6,759
Unrealized derivative gains:				
Commodity contracts	1,275	1,397	171	2,843
Foreign exchange contracts	-	219	-	219
Other contracts	-	1	-	1
Marketable securities	1,666	26	-	1,692
Deferred consideration	-	629	-	629
Total Assets	$ 2,941	$ 7,569	$ 1,633	$ 12,143
Liabilities:				
Unrealized derivative losses:				
Commodity contracts	$ 1,487	$ 1,038	$ 179	$ 2,704
Foreign exchange contracts	2	289	-	291
Inventory-related payables	-	307	38	345
Total Liabilities	$ 1,489	$ 1,634	$ 217	$ 3,340

Note 3. Fair Value Measurements (Continued)

	Fair Value Measurements at June 30, 2011			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(In millions)			
Assets:				
Inventories carried at market	$ -	$ 5,153	$ 762	$ 5,915
Unrealized derivative gains:				
Commodity contracts	1,198	1,457	112	2,767
Foreign exchange contracts	-	237	-	237
Interest rate contracts	-	3	-	3
Marketable securities	1,628	328	-	1,956
Total Assets	$ 2,826	$ 7,178	$ 874	$ 10,878
Liabilities:				
Unrealized derivative losses:				
Commodity contracts	$ 1,317	$ 1,193	$ 44	$ 2,554
Foreign exchange contracts	-	178	-	178
Inventory-related payables	-	278	45	323
Total Liabilities	$ 1,317	$ 1,649	$ 89	$ 3,055

The Company determines fair value based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Three levels are established within the fair value hierarchy that may be used to report fair value:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 1 assets and liabilities include exchange-traded derivative contracts, U.S. treasury securities and certain publicly traded equity securities.

Level 2: Observable inputs, including Level 1 prices that have been adjusted; quoted prices for similar assets or liabilities; quoted prices in markets that are less active than traded exchanges; and other inputs that are observable or can be substantially corroborated by observable market data.

Note 3. Fair Value Measurements (Continued)

Level 3: Unobservable inputs that are supported by little or no market activity and that are a significant component of the fair value of the assets or liabilities. In evaluating the significance of fair value inputs, the Company generally classifies assets or liabilities as Level 3 when their fair value is determined using unobservable inputs that individually or when aggregated with other unobservable inputs, represent more than 10% of the fair value of the assets or liabilities. Judgment is required in evaluating both quantitative and qualitative factors in the determination of significance for purposes of fair value level classification. Level 3 amounts can include assets and liabilities whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as assets and liabilities for which the determination of fair value requires significant management judgment or estimation.

In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of input that is a significant component of the fair value measurement determines the placement of the entire fair value measurement in the hierarchy. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the classification of fair value assets and liabilities within the fair value hierarchy levels.

The Company's policy regarding the timing of transfers between levels, including both transfers into and transfers out of Level 3, is to measure and record the transfers at the end of the reporting period. For all periods presented, the Company had no transfers between Levels 1 and 2. Transfers into Level 3 of assets and liabilities previously classified in Level 2 were due to the relative value of unobservable inputs to the total fair value measurement of certain products and derivative contracts rising above the 10% threshold. Transfers out of Level 3 were primarily due to the relative value of unobservable inputs to the total fair value measurement of certain products and derivative contracts falling below the 10% threshold and thus permitting reclassification to Level 2.

The Company uses the market approach valuation technique to measure the majority of its assets and liabilities carried at fair value. Estimated fair values for inventories carried at market are based on exchange-quoted prices, adjusted for differences in local markets, broker or dealer quotations or market transactions in either listed or over-the-counter (OTC) markets. Market valuations for the Company's inventories are adjusted for location and quality because the exchange-quoted prices represent contracts that have standardized terms for commodity, quantity, future delivery period, delivery location, and commodity quality or grade. Generally, the valuations are based on price information that is observable by market participants, or rely only on insignificant unobservable information. In such cases, the inventory is classified in Level 2. Certain inventories may require management judgment or estimation for a more significant component of the fair value amount. For these inventories, the availability of sufficient third-party information is limited. In such cases, the inventory is classified as Level 3. Changes in the fair value of inventories are recognized in the consolidated statements of earnings as a component of cost of products sold.

Note 3. Fair Value Measurements (Continued)

The Company's derivative contracts are measured at fair value including forward commodity purchase and sale contracts, exchange-traded commodity futures and option contracts, and OTC instruments related primarily to agricultural commodities, ocean freight, energy, interest rates, and foreign currencies. Exchange-traded futures and options contracts are valued based on unadjusted quoted prices in active markets and are classified in Level 1. The majority of the Company's exchange-traded futures and options contracts are cash-settled on a daily basis and, therefore, are not included in these tables. Fair value for forward commodity purchase and sale contracts is estimated based on exchange-quoted prices adjusted for differences in local markets. These differences are generally determined using inputs from broker or dealer quotations or market transactions in either the listed or OTC markets. When observable inputs are available for substantially the full term of the contract, it is classified in Level 2. When unobservable inputs have a significant impact on the measurement of fair value, the contract is classified in Level 3. Based on historical experience with the Company's suppliers and customers, the Company's own credit risk and knowledge of current market conditions, the Company does not view nonperformance risk to be a significant input to fair value for the majority of its forward commodity purchase and sale contracts. However, in certain cases, if the Company believes the nonperformance risk to be a significant input, the Company records estimated fair value adjustments, and classifies the contract in Level 3. Except for certain derivatives designated as cash flow hedges, changes in the fair value of commodity-related derivatives are recognized in the consolidated statements of earnings as a component of cost of products sold. Changes in the fair value of foreign currency-related derivatives are recognized in the consolidated statements of earnings as a component of net sales and other operating income, cost of products sold, and other (income) expense–net. The effective portions of changes in the fair value of derivatives designated as cash flow hedges are recognized in the consolidated balance sheets as a component of accumulated other comprehensive income (loss) until the hedged items are recorded in earnings or it is probable the hedged transaction will no longer occur.

The Company's marketable securities are comprised of U.S. Treasury securities, obligations of U.S. government agencies, corporate and municipal debt securities, and equity investments. U.S. Treasury securities and certain publicly traded equity investments are valued using quoted market prices and are classified in Level 1. U.S. government agency obligations, corporate and municipal debt securities and certain equity investments are valued using third-party pricing services and substantially all are classified in Level 2. Security values that are determined using pricing models are classified in Level 3. Unrealized changes in the fair value of available-for-sale marketable securities are recognized in the consolidated balance sheets as a component of accumulated other comprehensive income (loss) unless a decline in value is deemed to be other-than-temporary at which point the decline is recorded in earnings.

The Company has deferred consideration under its accounts receivable securitization program (the "Program") which represents a note receivable from the purchasers under the Program. This amount is reflected in other current assets on the consolidated balance sheet (see Note 20). The Company carries the deferred consideration at fair value determined by calculating the expected amount of cash to be received. The fair value is principally based on observable inputs (a Level 2 measurement) consisting mainly of the face amount of the receivables adjusted for anticipated credit losses and discounted at the appropriate market rate. Payment of deferred consideration is not subject to significant risks other than delinquencies and credit losses on accounts receivable transferred under the program which have historically been insignificant.

Note 3. Fair Value Measurements (Continued)

The following tables present a rollforward of the activity of all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the six months ended December 31, 2012 and the twelve months ended June 30, 2012 and 2011.

	Level 3 Fair Value Assets Measurements at December 31, 2012		
	Inventories Carried at Market	Commodity Derivative Contracts Gains	Total
	(In millions)		
Balance, June 30, 2012	$ 1,462	$ 171	$ 1,633
Total increase (decrease) in unrealized gains included in cost of products sold*	78	127	205
Purchases	4,866	-	4,866
Sales	(4,746)	-	(4,746)
Settlements	-	(231)	(231)
Transfers into Level 3	278	161	439
Transfers out of Level 3	(193)	(85)	(278)
Ending balance, December 31, 2012	$ 1,745	$ 143	$ 1,888

*Includes gains of $130 million that are attributable to the change in unrealized gains relating to Level 3 assets still held at December 31, 2012.

	Level 3 Fair Value Liabilities Measurements at December 31, 2012		
	Inventory-related Payables	Commodity Derivative Contracts Losses	Total
	(In millions)		
Balance, June 30, 2012	$ 38	$ 179	$ 217
Total increase (decrease) in unrealized losses included in cost of products sold*	1	139	140
Purchases	8	-	8
Sales	(17)	-	(17)
Settlements	-	(235)	(235)
Transfers into Level 3	3	101	104
Transfers out of Level 3	-	(46)	(46)
Ending balance, December 31, 2012	$ 33	$ 138	$ 171

*Includes losses of $165 million that are attributable to the change in unrealized losses relating to Level 3 liabilities still held at December 31, 2012.

Note 3. Fair Value Measurements (Continued)

	Level 3 Fair Value Assets Measurements at June 30, 2012		
	Inventories Carried at Market	Commodity Derivative Contracts Gains	Total
	(In millions)		
Balance, June 30, 2011	$ 762	$ 112	$ 874
Total increase (decrease) in unrealized gains included in cost of products sold	88	592	680
Purchases	7,036	2	7,038
Sales	(6,504)	-	(6,504)
Settlements	-	(490)	(490)
Transfers into Level 3	90	108	198
Transfers out of Level 3	(10)	(153)	(163)
Ending balance, June 30, 2012	$ 1,462	$ 171	$ 1,633

	Level 3 Fair Value Liabilities Measurements at June 30, 2012		
	Inventory-related Payables	Commodity Derivative Contracts Losses	Total
	(In millions)		
Balance, June 30, 2011	$ 45	$ 44	$ 89
Total increase (decrease) in unrealized losses included in cost of products sold	1	555	556
Purchases	(8)	-	(8)
Settlements	-	(384)	(384)
Transfers into Level 3	-	72	72
Transfers out of Level 3	-	(108)	(108)
Ending balance, June 30, 2012	$ 38	$ 179	$ 217

Note 3. Fair Value Measurements (Continued)

	Level 3 Fair Value Measurements at June 30, 2011		
	Inventories Carried at Market, Net	Derivative Contracts, Net	Total
	(In millions)		
Balance, June 30, 2010	$ 427	$ 13	$ 440
Total gains (losses), realized or unrealized, included in earnings before income taxes*	171	79	250
Purchases, issuances and settlements	254	(2)	252
Transfers into Level 3	300	23	323
Transfers out of Level 3	(435)	(45)	(480)
Ending balance, June 30, 2011	$ 717	$ 68	$ 785

*Includes gains of $109 million that are attributable to the change in unrealized gains or losses relating to Level 3 assets and liabilities still held at June 30, 2011.

Fair values for inventories and commodity purchase and sale contracts are generally estimated based on observable, exchange-quoted futures prices adjusted as needed to arrive at prices in local markets. Exchange-quoted futures prices represent quotes for contracts that have standardized terms for commodity, quantity, future delivery period, delivery location, and commodity quality or grade. In some cases, the price components that result in differences between the exchange-traded prices and the local prices are observable based upon available quotations for these pricing components, and in some cases, the differences are unobservable. These price components primarily include transportation costs and other adjustments required due to location, quality, or other contract terms. In the table below, these other adjustments are referred to as Basis.

The changes in unobservable price components are determined by specific local supply and demand characteristics at each facility and the overall market. Factors such as substitute products, weather, fuel costs, contract terms, and futures prices also impact the movement of these unobservable price components.

Note 3. Fair Value Measurements (Continued)

The following table sets forth the weighted average percentage of the unobservable price components included in the Company's Level 3 valuations as of December 31, 2012 and June 30, 2012. The Company's Level 3 measurements may include Basis only, transportation cost only, or both price components. As an example, for Level 3 inventories with Basis, the unobservable component is a weighted average 13.5% of the total price for assets and 26.2% for liabilities.

	Weighted Average % of Total Price			
	December 31, 2012		June 30, 2012	
Component Type	Assets	Liabilities	Assets	Liabilities
Inventories				
Basis	13.5%	26.2%	8.8%	2.3%
Transportation cost	8.4%	9.1%	8.5%	7.9%
Commodity Derivative Contracts				
Basis	45.7%	17.0%	12.6%	11.8%
Transportation cost	16.2%	7.7%	12.6%	14.0%

In certain of the Company's principal markets, the Company relies on price quotes from third parties to value its inventories and physical commodity purchase and sale contracts. These price quotes are generally not further adjusted by the Company in determining the applicable market price. In some cases, availability of third-party quotes is limited to only one or two independent sources. In these situations, the Company considers these price quotes as 100 percent unobservable and, therefore, the fair value of these items is reported in Level 3.

Note 4. Inventories, Derivative Instruments & Hedging Activities

The Company values certain inventories using the lower of cost, determined by either the LIFO or FIFO method, or market. Inventories of certain merchandisable agricultural commodities, which include inventories acquired under deferred pricing contracts, are stated at market value.

	December 31 2012	June 30 2012	June 30 2011
	(In millions)		
LIFO inventories			
FIFO value	**$ 1,356**	$ 1,070	$ 1,143
LIFO valuation reserve	**(522)**	(583)	(593)
LIFO inventories carrying value	**834**	487	550
FIFO inventories	**5,966**	4,946	5,590
Market inventories	**7,036**	6,759	5,915
Total inventories	**$ 13,836**	$ 12,192	$ 12,055

Note 4. Inventories, Derivative Instruments & Hedging Activities (Continued)

The Company recognizes all of its derivative instruments as either assets or liabilities at fair value in its consolidated balance sheet. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. The majority of the Company's derivatives have not been designated as hedging instruments. For those derivative instruments that are designated and qualify as hedging instruments, a reporting entity must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, a cash flow hedge, or a hedge of a net investment in a foreign operation. As of December 31, 2012 and June 30, 2012 and 2011, the Company has certain derivatives designated as cash flow hedges. Within the Note 4 tables, zeros represent minimal amounts.

Derivatives Not Designated as Hedging Instruments

The Company generally uses exchange-traded futures and exchange-traded and OTC options contracts to manage its net position of merchandisable agricultural commodity inventories and forward cash purchase and sales contracts to reduce price risk caused by market fluctuations in agricultural commodities and foreign currencies. The Company also uses exchange-traded futures and exchange-traded and OTC options contracts as components of merchandising strategies designed to enhance margins. The results of these strategies can be significantly impacted by factors such as the correlation between the value of exchange-traded commodities futures contracts and the value of the underlying commodities, counterparty contract defaults, and volatility of freight markets. Exchange-traded futures and exchange-traded and OTC options contracts, and forward cash purchase and sales contracts of certain merchandisable agricultural commodities accounted for as derivatives by the Company are stated at fair value. Inventories of certain merchandisable agricultural commodities, which include amounts acquired under deferred pricing contracts, are stated at market value. Inventory is not a derivative and therefore is not included in the tables below. Changes in the market value of inventories of certain merchandisable agricultural commodities, forward cash purchase and sales contracts, exchange-traded futures and exchange-traded and OTC options contracts are recognized in earnings immediately. Unrealized gains and unrealized losses on forward cash purchase contracts, forward foreign currency exchange (FX) contracts, forward cash sales contracts, and exchange-traded and OTC options contracts represent the fair value of such instruments and are classified on the Company's consolidated balance sheets as other current assets and accrued expenses and other payables, respectively.

At March 31, 2010, the Company de-designated and discontinued hedge accounting treatment for certain interest rate swaps. At the date of de-designation of these hedges, $21 million of after-tax gains was deferred in accumulated other comprehensive income (AOCI). In March 2011, these interest rate swaps were terminated upon the remarketing of the associated long-term debt. After discontinuing the hedge accounting, the Company recognized in earnings $30 million of pre-tax gains and $59 million in pre-tax losses from changes in fair value of these interest rate swaps for the years ended June 30, 2011 and 2010, respectively. The $21 million of gains deferred in AOCI are being amortized over 30 years, the same period as the term of the related debt.

Prior to December 2012, the Company held an economic interest of 19.9% in GrainCorp Limited ("GrainCorp") shares through two transactions with investment bank counterparties. The purpose of these transactions was to facilitate the Company's planned acquisition of GrainCorp. One of the transactions is accounted for as an unfunded derivative instrument. The other transaction is a hybrid financial instrument, as defined by applicable accounting standards, whereby the accounting rules required the Company to account for a funded host instrument and a separate embedded derivative instrument. In December 2012, the Company settled the derivative instruments known as "Total Return Swaps", and recognized pre-tax gains reported as "Other Contracts" in the tables below. After the settlement, the 19.9% interest in GrainCorp is recorded as a long-term marketable security.

Note 4. Inventories, Derivative Instruments & Hedging Activities (Continued)

The following table sets forth the fair value of derivatives not designated as hedging instruments as of December 31, 2012 and June 30, 2012 and 2011.

	December 31, 2012		June 30, 2012		June 30, 2011	
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	(In millions)		(In millions)		(In millions)	
FX Contracts	$ 170	$ 215	$ 219	$ 291	$ 237	$ 178
Interest Contracts	1	-	-	-	3	-
Commodity Contracts	2,504	2,376	2,843	2,704	2,766	2,553
Other Contracts	-	-	1	-	-	-
Total	$ 2,675	$ 2,591	$ 3,063	$ 2,995	$ 3,006	$ 2,731

The following table sets forth the pre-tax gains (losses) on derivatives not designated as hedging instruments that have been included in the consolidated statements of earnings for the six months ended December 31, 2012 and 2011 and the years ended June 30, 2012, 2011, and 2010.

(In millions)	Six Months Ended December 31		Year Ended June 30		
	2012	2011	2012	2011	2010
		(Unaudited)			
Interest Contracts					
Interest expense	$ 0	$ 0	$ 0	$ 0	$ 0
Other income (expense) - net	-	-	-	30	(57)
FX Contracts					
Net sales and other operating income	$ 129	$ 33	$ 117	$ (14)	$ 0
Cost of products sold	(49)	(116)	(255)	150	61
Other income (expense) - net	94	(69)	(21)	43	(42)
Commodity Contracts					
Cost of products sold	$ 136	$ (4)	$ (527)	$ (1,303)	$ 242
Other Contracts					
Other income (expense) - net	$ 58	$ -	(1)	0	0
Total gain(loss) recognized in earnings	$ 368	$ (156)	$ (687)	$ (1,094)	$ 204

Inventories of certain merchandisable agricultural commodities, which include amounts acquired under deferred pricing contracts, are stated at market value. Inventory is not a derivative and therefore is not included in the table above. Changes in the market value of inventories of certain merchandisable agricultural commodities, forward cash purchase and sales contracts, exchange-traded futures and exchange-traded and OTC options contracts are recognized in earnings immediately.

Note 4. Inventories, Derivative Instruments & Hedging Activities (Continued)

Derivatives Designated as Cash Flow Hedging Strategies

For derivative instruments that are designated and qualify as cash flow hedges (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of AOCI and reclassified into earnings in the same line item affected by the hedged transaction and in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument that is in excess of the cumulative change in the cash flows of the hedged item, if any (i.e., the ineffective portion), hedge components excluded from the assessment of effectiveness, and gains and losses related to discontinued hedges are recognized in the consolidated statement of earnings during the current period.

For each of the commodity hedge programs described below, the derivatives are designated as cash flow hedges. The changes in the market value of such derivative contracts have historically been, and are expected to continue to be, highly effective at offsetting changes in price movements of the hedged item. Once the hedged item is recognized in earnings, the gains/losses arising from the hedge are reclassified from AOCI to either net sales and other operating income, cost of products sold, interest expense or other (income) expense – net, as applicable. As of December 31, 2012, the Company has $16 million of after-tax losses in AOCI related to gains and losses from commodity cash flow hedge transactions. The Company expects to recognize the $16 million of losses in its consolidated statement of earnings during the next 12 months.

The Company, from time to time, uses futures or options contracts to fix the purchase price of anticipated volumes of corn to be purchased and processed in a future month. The objective of this hedging program is to reduce the variability of cash flows associated with the Company's forecasted purchases of corn. The Company's corn processing plants currently grind approximately 76 million bushels of corn per month. During the past 6 months, the Company hedged between 19% and 26% of its monthly anticipated grind. At December 31, 2012, the Company has designated hedges representing between 1% to 18% of its anticipated monthly grind of corn for the next 14 months.

The Company, from time to time, also uses futures, options, and swaps to fix the purchase price of the Company's anticipated natural gas requirements for certain production facilities. The objective of this hedging program is to reduce the variability of cash flows associated with the Company's forecasted purchases of natural gas. These production facilities use approximately 3.8 million MMbtus of natural gas per month. During the past 6 months, the Company hedged between 11% and 19% of the quantity of its anticipated monthly natural gas purchases. At December 31, 2012, the Company has designated hedges representing between 13% to 66% of its anticipated monthly natural gas purchases for the next 12 months.

The Company, from time to time, also uses futures, options, and swaps to fix the sales price of certain ethanol sales contracts. The objective of this hedging program is to reduce the variability of cash flows associated with the Company's sales of ethanol under sales contracts that are indexed to unleaded gasoline prices. During the past 6 months, the Company hedged between 9 million and 15 million gallons of ethanol per month under this program. At December 31, 2012, the Company has designated hedges representing between 1 million to 6 million gallons of contracted ethanol sales per month over the next 6 months.

Note 4. Inventories, Derivative Instruments & Hedging Activities (Continued)

To protect against fluctuations in cash flows due to foreign currency exchange rates, the Company from time to time will use forward foreign exchange contracts as cash flow hedges. Certain production facilities have manufacturing expenses and equipment purchases denominated in non-functional currencies. To reduce the risk of fluctuations in cash flows due to changes in the exchange rate between functional versus non-functional currencies, the Company will hedge some portion of the forecasted foreign currency expenditures. During the past 6 months, the Company hedged between $19 million and $25 million of forecasted foreign currency expenditures. As of December 31, 2012, the Company has designated hedges of $19 million of its forecasted foreign currency expenditures. At December 31, 2012, the Company has $1 million of after-tax losses in AOCI related to foreign exchange contracts designated as cash flow hedging instruments. The Company will recognize the $1 million of losses in its consolidated statement of earnings over the life of the hedged transactions.

The Company, from time to time, uses treasury lock agreements and interest rate swaps in order to lock in the Company's interest rate prior to the issuance or remarketing of its long-term debt. Both the treasury-lock agreements and interest rate swaps were designated as cash flow hedges of the risk of changes in the future interest payments attributable to changes in the benchmark interest rate. The objective of the treasury-lock agreements and interest rate swaps was to protect the Company from changes in the benchmark rate from the date of hedge designation to the date when the debt was actually issued. At December 31, 2012, AOCI included $21 million of after-tax gains related to treasury-lock agreements and interest rate swaps, of which, $19 million relates to the interest rate swaps that were de-designated at March 31, 2010 as discussed earlier in Note 4. The Company will recognize $1 million of these after-tax gains in its consolidated statement of earnings during the next twelve months.

The following tables set forth the fair value of derivatives designated as hedging instruments as of December 31, 2012 and June 30, 2012 and 2011.

	December 31, 2012		**June 30, 2012**		**June 30, 2011**	
	Assets	**Liabilities**	**Assets**	**Liabilities**	**Assets**	**Liabilities**
	(In millions)		(In millions)		(In millions)	
Commodity Contracts	**$ 1**	**$ 0**	$ -	$ -	$ 1	$ 1
Total	**$ 1**	**$ 0**	$ -	$ -	$ 1	$ 1

Note 4. Inventories, Derivative Instruments & Hedging Activities (Continued)

The following table sets forth the pre-tax gains (losses) on derivatives designated as hedging instruments that have been included in the consolidated statement of earnings for the six months ended December 31, 2012 and 2011 and the years ended June 30, 2012, 2011, and 2010.

(In millions)	Consolidated Statement of Earnings Locations	Six Months Ended December 31 2012	Six Months Ended December 31 2011
			(Unaudited)
Effective amounts recognized in earnings			
FX Contracts	Other income/expense -net	**$ (1)**	$ (1)
Interest Contracts	Interest expense	**0**	0
Commodity Contracts	Cost of products sold	**158**	11
	Net sales and other operating income	**2**	8
Ineffective amount recognized in earnings			
Interest contracts	Interest expense	**-**	-
Commodity contracts	Cost of products sold	**(30)**	39
Total amount recognized in earnings		**$ 129**	$ 57

(In millions)	Consolidated Statement of Earnings Locations	Year Ended June 30 2012	2011	2010
Effective amounts recognized in earnings				
FX Contracts	Other income/expense – net	$ (1)	$ 0	$ (1)
Interest Contracts	Interest expense	1	0	0
Commodity Contracts	Cost of products sold	5	375	(85)
	Net sales and other operating income	3	(13)	0
Ineffective amount recognized in earnings				
Interest contracts	Interest expense	-	1	-
Commodity contracts	Cost of products sold	49	46	(55)
Total amount recognized in earnings		$ 57	$ 409	$ (141)

Archer-Daniels-Midland Company

Notes to Consolidated Financial Statements (Continued)

Note 5. Marketable Securities and Cash Equivalents

	Cost	Unrealized Gains	Unrealized Losses	Fair Value
		(In millions)		
December 31, 2012				
United States government obligations				
Maturity less than 1 year	$ 583	$ -	$ -	$ 583
Maturity 1 to 5 years	93	-	-	93
Government-sponsored enterprise obligations				
Maturity 1 to 5 years	2	-	-	2
Corporate debt securities				
Maturity 1 to 5 years	15	-	-	15
Other debt securities				
Maturity less than 1 year	1,038	-	-	1,038
Maturity 1 to 5 years	3	-	-	3
Equity securities				
Available-for-sale	606	3	(5)	604
	$ 2,340	**$ 3**	**$ (5)**	**$ 2,338**

	Cost	Unrealized Gains	Unrealized Losses	Fair Value
		(In millions)		
June 30, 2012				
United States government obligations				
Maturity less than 1 year	$ 562	$ -	$ -	$ 562
Maturity 1 to 5 years	87	1	-	88
Corporate debt securities				
Maturity 1 to 5 years	24	-	-	24
Other debt securities				
Maturity less than 1 year	385	-	-	385
Maturity 1 to 5 years	4	-	-	4
Equity securities				
Available-for-sale	124	2	(4)	122
Trading	24	-	-	24
	$ 1,210	$ 3	$ (4)	$ 1,209

Note 5. Marketable Securities and Cash Equivalents (Continued)

	Cost	Unrealized Gains	Unrealized Losses	Fair Value
		(In millions)		
June 30, 2011				
United States government obligations				
Maturity less than 1 year	$ 753	$ -	$ -	$ 753
Maturity 1 to 5 years	72	1	-	73
Government–sponsored enterprise obligations				
Maturity less than 1 year	20	-	-	20
Maturity 1 to 5 years	54	-	-	54
Maturity 5 to 10 years	5	-	-	5
Maturity greater than 10 years	218	8	-	226
Corporate debt securities				
Maturity less than 1 year	1	-	-	1
Maturity 1 to 5 years	35	1	-	36
Other debt securities				
Maturity less than 1 year	215	-	-	215
Maturity 1 to 5 years	3	-	-	3
Maturity 5 to 10 years	7	-	-	7
Equity securities				
Available-for-sale	159	83	(4)	238
Trading	24	-	-	24
	$ 1,566	$ 93	$ (4)	$ 1,655

All of the $5 million in unrealized losses at December 31, 2012, arose within the last 12 months and are related to the Company's investment in one security. The market value of the available-for-sale equity security that has been in an unrealized loss position for less than 12 months is $17 million. The Company evaluated the near-term prospects of the issuer in relation to the severity and duration of the impairment. Based on that evaluation and the Company's ability and intent to hold this investment for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company does not consider this investment to be other-than-temporarily impaired at December 31, 2012.

For information on other-than-temporary impairment charges, see Notes 13 and 18.

Note 6. Other Current Assets

The following table sets forth the items in other current assets:

	December 31 2012	June 30 2012	June 30 2011
		(In millions)	
Unrealized gains on derivative contracts	**$ 2,676**	$ 3,063	$ 3,007
Deferred receivables consideration	**900**	629	-
Other current assets	**2,972**	2,901	2,884
	$ 6,548	$ 6,593	$ 5,891

Note 7. Accrued Expenses and Other Payables

The following table sets forth the items in accrued expenses and other payables:

	December 31 2012	June 30 2012	June 30 2011
		(In millions)	
Unrealized losses on derivative contracts	**$ 2,591**	$ 2,995	$ 2,759
Grain accounts and margin deposits	**4,620**	4,166	4,259
Other accruals and payables	**1,911**	1,206	1,566
	$ 9,122	$ 8,367	$ 8,584

Note 8. Investments in and Advances to Affiliates

The Company applies the equity method for investments in investees over which the Company has the ability to exercise significant influence, including the Company's 16.4% share ownership in Wilmar. The Company had 60, 69, and 68 unconsolidated domestic and foreign affiliates as of December 31, 2012 and June 30, 2012 and 2011, respectively. The following table summarizes the combined balance sheets as of December 31, 2012 and June 30, 2012 and 2011, and the combined statements of earnings of the Company's unconsolidated affiliates for the six months ended December 31, 2012 and 2011 and for each of the three years ended June 30, 2012, 2011, and 2010.

	December 31	June 30	June 30
(In millions)	2012	2012	2011
Current assets	**$ 26,569**	$ 28,196	$ 26,222
Non-current assets	**19,429**	20,821	17,733
Current liabilities	**(22,602)**	(23,381)	(20,748)
Non-current liabilities	**(5,553)**	(6,379)	(5,160)
Noncontrolling interests	**(850)**	(1,176)	(1,072)
Net assets	**$ 16,993**	$ 18,081	$ 16,975

	Six Months Ended December 31		Year Ended June 30		
(In millions)	2012	2011	2012	2011	2010
		(Unaudited)			
Net sales	**$ 28,314**	$ 29,767	$ 58,068	$ 48,941	$ 39,524
Gross profit	**2,847**	3,291	6,458	4,819	5,225
Net income	**855**	1,022	1,940	2,252	2,931

The Company's share of the undistributed earnings of its unconsolidated affiliates as of December 31, 2012, is $1.7 billion. The Company has a direct investment in a foreign equity method investee who has a carrying value of $1.9 billion as of December 31, 2012, and a market value of $2.9 billion based on active market quoted prices converted to U.S. dollars at applicable exchange rates at December 31, 2012.

The Company provides credit facilities totaling $337 million to seven unconsolidated affiliates. One facility that is due on demand and bears interest at the one month British pound LIBOR rate plus 1.5% has an outstanding balance of $47 million. Two facilities that are also due on demand and bear interest at 2.78% have a combined outstanding balance of $32 million. The other four facilities have no outstanding balances as of December 31, 2012. The outstanding balances are included in other current assets in the accompanying consolidated balance sheet.

For information on the Company's former equity method interest in Gruma, see Note 19.

Note 9. Goodwill

Goodwill balances attributable to consolidated businesses and investments in affiliates, by segment, are set forth in the following table.

	December 31, 2012			June 30, 2012			June 30, 2011		
	Consolidated Businesses	Investments in Affiliates	Total	Consolidated Businesses	Investments in Affiliates	Total	Consolidated Businesses	Investments in Affiliates	Total
	(In millions)			(In millions)			(In millions)		
Oilseeds Processing	**$ 177**	**$ 184**	**$ 361**	$ 167	$ 184	$ 351	$ 160	$ 184	$ 344
Corn Processing	**85**	**7**	**92**	85	7	92	85	7	92
Agricultural Services	**89**	**1**	**90**	85	67	152	91	67	158
Other	**8**	**-**	**8**	8	-	8	8	-	8
Total	**$ 359**	**$ 192**	**$ 551**	$ 345	$ 258	$ 603	$ 344	$ 258	$ 602

The decrease in goodwill during the transition period ended December 31, 2012 is primarily related to the disposal of the Company's investment in Gruma.

Note 10. Debt Financing Arrangements

	December 31 2012	June 30 2012	June 30 2011
		(In millions)	
0.875% Convertible Senior Notes $1.15 billion face amount, due in 2014	**$ 1,095**	$ 1,071	$ 1,026
4.479% Debentures $750 million face amount, due in 2021	**754**	755	756
5.45% Notes $700 million face amount, due in 2018	**700**	700	700
5.765% Debentures $596 million face amount, due in 2041[(1)]	**600**	1,007	1,008
5.375% Debentures $600 million face amount, due in 2035	**588**	588	587
5.935% Debentures $420 million face amount, due in 2032[(2)]	**416**	495	495
4.016% Debentures $570 million face amount, due in 2043	**374**	-	-
4.535% Debentures $528 million face amount due in 2042	**371**	370	-
8.375% Debentures $295 million face amount, due in 2017	**293**	293	292
7.125% Debentures $243 million face amount, due in 2013	**243**	243	243
7.5% Debentures $187 million face amount, due in 2027[(3)]	**186**	221	281
7.0% Debentures $185 million face amount, due in 2031[(4)]	**184**	193	244
6.625% Debentures $182 million face amount, due in 2029[(5)]	**182**	196	296
6.95% Debentures $172 million face amount, due in 2097[(6)]	**170**	173	246
6.45% Debentures $154 million face amount, due in 2038[(7)]	**153**	157	215
6.75% Debentures $124 million face amount, due in 2027[(8)]	**122**	139	197
Floating Rate Notes $1.4 billion face amount, due in 2012[(9)]	**-**	1,399	1,500
8.125% Debentures $103 million face amount, due in 2012	**-**	-	103
Other	**293**	212	255
Total long-term debt including current maturities	**6,724**	8,212	8,444
Current maturities	**(268)**	(1,677)	(178)
Total long-term debt	**$ 6,456**	$ 6,535	$ 8,266

(1) $1.0 billion face amount as of June 30, 2012
(2) $500 million face amount as of June 30, 2012
(3) $222 million and $282 million face amount as of June 30, 2012 and 2011, respectively
(4) $194 million and $246 million face amount as of June 30, 2012 and 2011, respectively
(5) $197 million and $298 million face amount as of June 30, 2012 and 2011, respectively
(6) $176 million and $250 million face amount as of June 30, 2012 and 2011, respectively
(7) $158 million and $215 million face amount as of June 30, 2012 and 2011, respectively
(8) $141 million and $200 million face amount as of June 30, 2012 and 2011, respectively
(9) $1.5 billion face amount as of June 30, 2011

Note 10. Debt Financing Arrangements (Continued)

In October 2012, the Company issued $570 million of 4.016% debentures due in 2043 (the 2012 Debentures) in exchange for $568 million of its previously issued and outstanding 5.765%, 5.935%, 6.45%, 6.625%, 6.75%, 6.95%, 7% and 7.5% debentures. The Company paid $196 million of debt premium to certain bondholders associated with these exchanges. The discount on the 2012 Debentures and debt premium paid to the bondholders is being amortized over the life of the 2012 Debentures using the effective interest method.

On September 26, 2011, the Company issued $528 million of 4.535% senior debentures due in 2042 (the 2011 Debentures) in exchange for $404 million of its previously issued and outstanding 6.45%, 6.625%, 6.75%, 6.95%, 7% and 7.5% debentures. The Company paid $32 million of debt premium to certain bondholders associated with these exchanges. The discount on the 2011 Debentures is being amortized over the life of the 2011 Debentures using the effective interest method.

In June 2008, the Company issued $1.75 billion of Equity Units, which were a combination of debt and a forward contract for the holder to purchase the Company's common stock. The debt and equity instruments were deemed to be separate instruments as the investor may transfer or settle the equity instrument separately from the debt instrument. On March 30, 2011, the Company initiated a remarketing of the $1.75 billion 4.7% debentures underlying the Equity Units into two tranches: $0.75 billion principal amount of 4.479% notes due in 2021 and $1.0 billion principal amount of 5.765% debentures due in 2041. As a result of the remarketing, the Company was required to use the "if-converted" method of calculating diluted earnings per share with respect to the forward contracts for the quarter ended March 31, 2011 (see Note 11). The Company incurred early extinguishment of debt charges of $8 million as a result of the debt remarketing. The forward purchase contracts underlying the Equity Units were settled on June 1, 2011, for 44 million shares of the Company's common stock in exchange for receipt of $1.75 billion in cash.

On February 11, 2011, the Company issued $1.5 billion in aggregate principal amount of floating rate notes due on August 13, 2012. Interest on the notes accrued at a floating rate of three-month LIBOR reset quarterly plus 0.16% and was paid quarterly. In August 2012, the Company paid the remaining outstanding balance of these notes with funds available from short-term borrowings.

In February 2007, the Company issued $1.15 billion principal amount of convertible senior notes due in 2014 (the Notes) in a private placement. The Notes were issued at par and bear interest at a rate of 0.875% per year, payable semiannually. The Notes are convertible based on an initial conversion rate of 22.8423 shares per $1,000 principal amount of Notes (which is equal to a conversion price of approximately $43.78 per share). The Notes may be converted, subject to adjustment, only under the following circumstances: 1) during any calendar quarter beginning after March 31, 2007, if the closing price of the Company's common stock for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding quarter is more than 140% of the applicable conversion price per share, which is $1,000 divided by the then applicable conversion rate, 2) during the five consecutive business day period immediately after any five consecutive trading day period (the note measurement period) in which the average of the trading price per $1,000 principal amount of Notes was equal to or less than 98% of the average of the product of the closing price of the Company's common stock and the conversion rate at each date during the note measurement period, 3) if the Company makes specified distributions to its common stockholders or specified corporate transactions occur, or 4) at any time on or after January 15, 2014, through the business day preceding the maturity date. Upon conversion, a holder would receive an amount in cash equal to the lesser of 1) $1,000 and 2) the conversion value, as defined. If the conversion value exceeds $1,000, the Company will deliver, at the Company's election, cash or common stock or a combination of cash and common stock for the conversion value in excess of $1,000. If the Notes are converted in connection with a change in control, as defined, the Company may be required to provide a make-whole premium in the form of an increase in the conversion rate, subject to a stated maximum amount. In addition, in the event of a change in control, the holders may require the Company to purchase all or a portion of their Notes at a purchase price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest, if any. In accordance with applicable accounting standards, the Company recognized the Notes proceeds received in 2007 as long-term debt of $853 million and equity of $297 million. The discount on the long-term

Note 10. Debt Financing Arrangements (Continued)

debt is being amortized over the life of the Notes using the effective interest method. Discount amortization expense of $24 million, $22 million, $45 million, $43 million, and $40 million for the six months ended December 31, 2012 and 2011 and the years ended June 30, 2012, 2011, and 2010, respectively, were included in interest expense related to the Notes.

Concurrent with the issuance of the Notes, the Company purchased call options in private transactions at a cost of $300 million. The purchased call options allow the Company to receive shares of its common stock and/or cash from the counterparties equal to the amounts of common stock and/or cash related to the excess of the current market price of the Company's common stock over the exercise price of the purchased call options. In addition, the Company sold warrants in private transactions to acquire, subject to customary anti-dilution adjustments, 26.3 million shares of its common stock at an exercise price of $62.56 per share and received proceeds of $170 million. If the average price of the Company's common stock during a defined period ending on or about the respective settlement dates exceeds the exercise price of the warrants, the warrants will be settled, at the Company's option, in cash or shares of common stock. The purchased call options and warrants are intended to reduce the potential dilution upon future conversions of the Notes by effectively increasing the initial conversion price to $62.56 per share. The net cost of the purchased call options and warrant transactions of $130 million was recorded as a reduction of shareholders' equity. The purchased call options expire on the maturity date of the Notes and the warrants expire shortly thereafter.

As of December 31, 2012, none of the conditions permitting conversion of the Notes had been satisfied. In addition, as of December 31, 2012, the market price of the Company's common stock was not greater than the exercise price of the purchased call options or warrants. As of December 31, 2012, no share amounts related to the conversion of the Notes or exercise of the warrants are included in diluted average shares outstanding.

At December 31, 2012, the fair value of the Company's long-term debt exceeded the carrying value by $1.4 billion, as estimated using quoted market prices (a Level 2 measurement under applicable accounting standards).

The aggregate maturities of long-term debt for the five years after December 31, 2012, are $268 million, $1.1 billion, $19 million, $13 million, and $303 million, respectively.

At December 31, 2012, the Company had lines of credit totaling $8.5 billion, of which $5.7 billion were unused. The weighted average interest rates on short-term borrowings outstanding at December 31, 2012 and June 30, 2012 and 2011, were 0.70%, 0.78%, and 0.65%, respectively. Of the Company's total lines of credit, $6.0 billion support a commercial paper borrowing facility, against which there was $2.0 billion of commercial paper outstanding at December 31, 2012.

The Company's credit facilities and certain debentures require the Company to comply with specified financial and non-financial covenants including maintenance of minimum tangible net worth as well as limitations related to incurring liens, secured debt, and certain other financing arrangements. The Company is in compliance with these covenants as of December 31, 2012.

The Company has outstanding standby letters of credit and surety bonds at December 31, 2012 and June 30, 2012 and 2011, totaling $911 million, $644 million, and $729 million, respectively.

On March 27, 2012, the Company entered into an amendment of its accounts receivable securitization program (the "Program"). The Program provides the Company with up to $1.0 billion in funding resulting from the sale of accounts receivable. As of December 31, 2012, the Company utilized all of its $1.0 billion facility under the Program (see Note 20 for more information on the Program).

Note 11. Earnings Per Share

The computation of basic and diluted earnings per share is as follows:

(In millions, except per share amounts)	Six Months Ended December 31		Year Ended June 30		
	2012	**2011**	**2012**	**2011**	**2010**
		(Unaudited)			
Net earnings attributable to controlling interests	**$ 692**	$ 540	$ 1,223	$ 2,036	$ 1,930
Average shares outstanding	**660**	669	665	642	643
Basic earnings per share	**$ 1.05**	$ 0.81	$ 1.84	$ 3.17	$ 3.00
Net earnings attributable to controlling interests	**$ 692**	$ 540	$ 1,223	$ 2,036	$ 1,930
Plus: After-tax interest on 4.7% debentures related to $1.75 billion Equity Units	**-**	-	-	13	-
Adjusted net earnings attributable to controlling interests	**$ 692**	$ 540	$ 1,223	$ 2,049	$ 1,930
Average shares outstanding	**660**	669	665	642	643
Plus: Incremental shares					
Share-based compensation awards	**1**	1	1	1	1
Shares assumed issued related to $1.75 billion Units	**-**	-	-	11	-
Adjusted average shares outstanding	**661**	670	666	654	644
Diluted earnings per share	**$ 1.05**	$ 0.81	$ 1.84	$ 3.13	$ 3.00

Average shares outstanding for 2011 include 44 million shares beginning June 1, 2011 related to equity unit conversion.

Adjusted net earnings attributable to controlling interests in 2011 include a $13 million adjustment for after-tax interest. Adjusted average shares outstanding for 2011 include 44 million shares assumed issued on January 1, 2011 for the quarter ended March 31, 2011, or 11 million shares for the year ended June 30, 2011. These adjustments relate to the $1.75 billion Equity Units and were made as a result of the requirement to use the "if-converted" method of calculating diluted earnings per share for the quarter ended March 31, 2011.

Note 12. Shareholder's Equity

The Company has authorized one billion shares of common stock and 500,000 shares of preferred stock, each with zero par value. No preferred stock has been issued. At December 31, 2012 and June 30, 2012 and 2011, the Company had approximately 57.5 million, 57.5 million, and 40.3 million shares, respectively, in treasury. Treasury stock of $1.6 billion at December 31, 2012, $1.6 billion at June 30, 2012, and $1.1 billion at June 30, 2011, is recorded at cost as a reduction of common stock.

The Company's employee stock compensation plans provide for the granting of options to employees to purchase common stock of the Company pursuant to the Company's 2002 and 2009 Incentive Compensation Plans. These options are issued at market value on the date of grant, vest incrementally over five to nine years, and expire ten years after the date of grant.

The fair value of each option grant is estimated as of the date of grant using the Black-Scholes single option pricing model. The volatility assumption used in the Black-Scholes single option pricing model is based on the historical volatility of the Company's stock. The volatility of the Company's stock was calculated based upon the monthly closing price of the Company's stock for the period immediately prior to the date of grant corresponding to the average expected life of the grant. The average expected life represents the period of time that option grants are expected to be outstanding. The risk-free rate is based on the rate of U.S. Treasury zero-coupon issues with a remaining term equal to the expected life of option grants. The assumptions used in the Black-Scholes single option pricing model are as follows.

	Six Months Ended December 31	Year Ended June 30		
	2012	2012	2011	2010
Dividend yield	**3%**	2 %	2 %	2 %
Risk-free interest rate	**1%**	2 %	2 %	2 %
Stock volatility	**30%**	32 %	31 %	32 %
Average expected life (years)	**7**	8	8	8

A summary of option activity during the transition period ended December 31, 2012 and the year ended June 30, 2012 is presented below:

	Shares	Weighted-Average Exercise Price
	(In thousands, except per share amounts)	
Shares option at June 30, 2011	11,723	$ 28.35
Granted	2,436	26.18
Exercised	(429)	19.61
Forfeited or expired	(238)	28.38
Shares under option at June 30, 2012	**13,492**	**$ 28.24**
Granted	**2,637**	**26.25**
Exercised	**(116)**	**18.18**
Forfeited or expired	**(160)**	**27.40**
Shares under option at December 31, 2012	**15,853**	**$ 27.99**
Exercisable at December 31, 2012	**9,175**	**$ 28.65**

Note 12. Shareholder's Equity (Continued)

The weighted-average remaining contractual term of options outstanding and exercisable at December 31, 2012, is 6 years and 5 years, respectively. The aggregate intrinsic value of options outstanding and exercisable at December 31, 2012, is $25 million and $20 million, respectively. The weighted-average grant-date fair values of options granted during the six months ended December 31, 2012 and the years ended June 30, 2012, 2011, and 2010, were $5.89, $6.98, $8.82, and $8.50, respectively. The total intrinsic values of options exercised during the six months ended December 31, 2012 and the years ended June 30, 2012, 2011, and 2010, were $1 million, $5 million, $21 million, and $11 million, respectively. Cash proceeds received from options exercised during the six months ended December 31, 2012 and the years ended June 30, 2012, 2011, and 2010, were $2 million, $7 million, $21 million, and $11 million, respectively.

At December 31, 2012, there was $21 million of total unrecognized compensation expense related to option grants. Amounts to be recognized as compensation expense during the next five years are $8 million, $6 million, $4 million, $2 million, and $1 million, respectively.

The Company's 2002 and 2009 Incentive Compensation Plans provide for the granting of restricted stock and restricted stock units (Restricted Stock Awards) at no cost to certain officers and key employees. In addition, the Company's 2002 and 2009 Incentive Compensation Plans also provide for the granting of performance stock units (PSUs) at no cost to certain officers and key employees. Restricted Stock Awards are made in common stock or stock units with equivalent rights and vest at the end of a three-year restriction period. The awards for PSUs are made in common stock and vest at the end of a three-year vesting period subject to the attainment of certain future performance criteria. During the six months ended December 31, 2012 and the years ended June 30, 2012, 2011, and 2010, 1.3 million, 1.2 million, 1.1 million, and 1.0 million common stock or stock units, respectively, were granted as Restricted Stock Awards and PSUs. At December 31, 2012, there were 20.8 million shares available for future grants pursuant to the 2009 plan.

The fair value of Restricted Stock Awards is determined based on the market value of the Company's shares on the grant date. The fair value of PSUs is estimated at the date of grant using a lattice valuation model. The weighted-average grant-date fair values of awards granted during the six months ended December 31, 2012 and the years ended June 30, 2012, 2011, and 2010 were $26.34, $26.75, $32.19, and, $26.55, respectively.

A summary of Restricted Stock Awards and PSUs activity during the six months ended December 31, 2012 and year ended June 30, 2012 is presented below:

	Restricted Stock Awards and PSUs	Weighted Average Grant-Date Fair Value
	(In thousands, except per share amounts)	
Non-vested at June 30, 2011	3,115	$ 28.39
Granted	1,249	26.75
Vested	(1,148)	26.34
Forfeited	(246)	20.50
Non-vested at June 30, 2012	**2,970**	**$ 29.16**
Granted	**1,319**	**26.34**
Vested	**(574)**	**29.18**
Forfeited	**(80)**	**27.43**
Non-vested at December 31, 2012	**3,635**	**$ 28.17**

At December 31, 2012, there was $37 million of total unrecognized compensation expense related to Restricted Stock Awards and PSUs. Amounts to be recognized as compensation expense during the next three years are $20 million, $12 million, and $5 million, respectively. At the vesting date, the total fair value of Restricted Stock Awards vested during the six months ended December 31, 2012 was $17 million.

Note 12. Shareholder's Equity (Continued)

Compensation expense for option grants, Restricted Stock Awards and PSUs granted to employees is generally recognized on a straight-line basis during the service period of the respective grant. Certain of the Company's option grants, Restricted Stock Awards and PSUs continue to vest upon the recipient's retirement from the Company and compensation expense related to option grants and Restricted Stock Awards granted to retirement-eligible employees is recognized in earnings on the date of grant. Compensation expense for PSUs is based on the probability of meeting the performance criteria.

Total compensation expense for option grants, Restricted Stock Awards and PSUs recognized during the six months ended December 31, 2012 and 2011 and the years ended June 30, 2012, 2011, and 2010 was $31 million, $34 million, $48 million, $47 million, and $45 million, respectively.

Note 13. Other (Income) Expense – Net

The following table sets forth the items in other (income) expense:

(In millions)	Six Months Ended December 31		Year Ended June 30		
	2012	2011	2012	2011	2010
		(Unaudited)			
Gain on Golden Peanut revaluation	$ -	$ -	$ -	$ (71)	$ -
Gain on interest in GrainCorp	(62)	-	-	-	-
Gain on sale of assets	(51)	(17)	(30)	(31)	(21)
Charges from early extinguishment of debt	5	12	12	15	75
(Gains) losses on interest rate swaps	-	-	-	(30)	59
Net (gain) loss on marketable securities transactions	(6)	(16)	(25)	(12)	6
Other – net	5	9	26	(1)	6
	$ (109)	$ (12)	$ (17)	$ (130)	$ 125

The Company realized a $62 million gain related to the settlement of the Total Return Swap instruments related to its investment in GrainCorp (see Note 4 for more information).

The gain on sale of assets for the six months ended December 31, 2012 includes a $39 million gain related to the sale of certain of the Company's exchange membership interests.

The $71 million gain on Golden Peanut revaluation was recognized as a result of revaluing the Company's previously held investment in Golden Peanut in conjunction with the acquisition of the remaining 50 percent interest ("Golden Peanut Gain").

Realized gains on sales of available-for-sale marketable securities totaled $8 million, $17 million, $38 million, $13 million, and $12 million for the six months ended December 31, 2012 and 2011 and the years ended June 30, 2012, 2011, and 2010, respectively. Realized losses on sales of available-for-sale marketable securities were $2 million, $1 million, $1 million, $1 million, and $3 million for the six months ended December 31, 2012 and 2011 and the years ended June 30, 2012, 2011, and 2010, respectively. Impairment losses on securities were $12 million and $15 million for the years ended June 30, 2012 and 2010, respectively. Additional impairment losses on securities of $13 million for the six months ended December 31, 2011 and year ended June 30, 2012, were classified as asset impairment, exit, and restructuring charges in the consolidated statements of earnings.

Archer-Daniels-Midland Company

Notes to Consolidated Financial Statements (Continued)

Note 14. Income Taxes

The following table sets forth the geographic split of earnings before income taxes:

(In millions)	Six Months Ended December 31		Year Ended June 30		
	2012	2011 (Unaudited)	2012	2011	2010
United States	**$ 611**	$ 592	$ 1,035	$ 2,035	$ 1,453
Foreign	**386**	189	730	980	1,132
	$ 997	$ 781	$ 1,765	$ 3,015	$ 2,585

Significant components of income tax are as follows:

(In millions)	Six Months Ended December 31		Year Ended June 30		
	2012	2011 (Unaudited)	2012	2011	2010
Current					
Federal	**$ 92**	$ 179	$ 300	$ 251	$ 422
State	**9**	19	21	10	18
Foreign	**83**	7	118	222	195
Deferred					
Federal	**92**	14	66	483	107
State	**20**	3	9	43	(4)
Foreign	**7**	15	9	(12)	(72)
	$ 303	$ 237	$ 523	$ 997	$ 666

Archer-Daniels-Midland Company

Notes to Consolidated Financial Statements (Continued)

Note 14. Income Taxes (Continued)

Significant components of deferred tax liabilities and assets are as follows:

	December 31 2012	June 30 2012	June 30 2011
		(In millions)	
Deferred tax liabilities			
Property, plant, and equipment	$ 1,163	$ 1,085	$ 1,016
Equity in earnings of affiliates	329	334	255
Debt exchange	140	58	-
Inventories	89	81	324
Other	141	92	104
	$ 1,862	$ 1,650	$ 1,699
Deferred tax assets			
Pension and postretirement benefits	$ 373	$ 487	$ 307
Stock compensation	67	63	58
Foreign tax credit carryforwards	32	31	46
Foreign tax loss carryforwards	344	241	220
Capital loss carryforwards	25	-	-
State tax attributes	79	67	57
Other	105	126	129
Gross deferred tax assets	1,025	1,015	817
Valuation allowances	(173)	(145)	(95)
Net deferred tax assets	$ 852	$ 870	$ 722
Net deferred tax liabilities	$ 1,010	$ 780	$ 977
The net deferred tax liabilities are classified as follows:			
Current assets	$ 36	$ -	$ -
Current assets (foreign)	-	-	57
Current liabilities	-	(6)	(175)
Current liabilities (foreign)	(97)	(54)	-
Noncurrent assets (foreign)	318	281	106
Noncurrent liabilities	(1,267)	(1,001)	(965)
	$ (1,010)	$ (780)	$ (977)

Archer-Daniels-Midland Company

Notes to Consolidated Financial Statements (Continued)

Note 14. Income Taxes (Continued)

Reconciliation of the statutory federal income tax rate to the Company's effective income tax rate on earnings is as follows:

	Six Months Ended December 31		Year Ended June 30		
	2012	**2011**	**2012**	**2011**	**2010**
		(Unaudited)			
Statutory rate	**35.0 %**	35.0 %	35.0 %	35.0 %	35.0 %
State income taxes, net of federal tax benefit	**2.4**	2.4	1.4	1.1	0.3
Foreign earnings taxed at rates other than the U.S. statutory rate	**(7.6)**	(7.2)	(4.8)	(5.0)	(8.4)
Foreign currency remeasurement	**2.6**	(0.3)	(3.3)	0.9	(0.7)
Income tax adjustment to filed returns	**(1.5)**	(0.7)	0.9	(0.2)	-
Other	**(0.5)**	1.1	0.4	1.3	(0.4)
Effective income tax rate	**30.4 %**	30.3 %	29.6 %	33.1 %	25.8 %

The Company has $344 million, $241 million, and $220 million of tax assets related to net operating loss carry-forwards of certain international subsidiaries at December 31, 2012, June 30, 2012, and 2011, respectively. As of December 31, 2012, approximately $321 million of these assets have no expiration date, and the remaining $23 million expire at various times through fiscal 2030. The annual usage of certain of these assets is limited to a percentage of taxable income of the respective foreign subsidiary for the year. The Company has recorded a valuation allowance of $102 million, $96 million, and $52 million against these tax assets at December 31, 2012, June 30, 2012, and 2011, respectively, due to the uncertainty of their realization.

The Company has $25 million of tax assets related to foreign and domestic capital loss carryforwards at December 31, 2012. The Company has recorded a valuation allowance of $15 million against these tax assets at December 31, 2012.

The Company has $32 million, $31 million, and $46 million of tax assets related to excess foreign tax credits at December 31, 2012, June 30, 2012, and 2011, respectively, which begin to expire in 2013. The Company has $79 million, $67 million, and $57 million of tax assets related to state income tax attributes (incentive credits and net operating loss carryforwards), net of federal tax benefit, at December 31, 2012, June 30, 2012, and 2011, respectively, which will expire at various times through fiscal 2032. The Company has not recorded a valuation allowance against the excess foreign tax credits at December 31, 2012. The Company has recorded a valuation allowance against the state income tax assets of $56 million, net of federal tax benefit as of December 31, 2012. Due to the uncertainty of realization, the Company had $4 million and $7 million of valuation allowance recorded related to the excess foreign tax credits as of June 30, 2012 and 2011, respectively, and $45 million and $36 million of valuation allowance related to state income tax assets net of federal tax benefit as of June 30, 2012 and 2011, respectively.

The Company remains subject to federal examination in the U.S. for the calendar tax year 2012.

Undistributed earnings of the Company's foreign subsidiaries and the Company's share of the undistributed earnings of affiliated corporate joint venture companies accounted for on the equity method amounting to approximately $7.7 billion at December 31, 2012, are considered to be permanently reinvested, and accordingly, no provision for U.S. income taxes has been provided thereon. It is not practicable to determine the deferred tax liability for temporary differences related to these undistributed earnings.

Note 14. Income Taxes (Continued)

The Company accounts for its income tax positions under the provisions of ASC Topic 740, *Income Taxes* (ASC 740). ASC 740 prescribes a minimum threshold a tax position is required to meet before being recognized in the consolidated financial statements. This interpretation requires the Company to recognize in the consolidated financial statements tax positions determined more likely than not to be sustained upon examination, based on the technical merits of the position. A rollforward of activity of unrecognized tax benefits for the six months ended December 31, 2012 and the years ended June 30, 2012 and 2011 are as follows:

	Unrecognized Tax Benefits		
	December 31, 2012	**June 30, 2012**	**June 30, 2011**
	(In millions)		
Beginning balance	**$ 80**	$ 79	$ 84
Additions related to current year's tax positions	**-**	-	4
Additions related to prior years' tax positions	**6**	26	-
Reductions related to prior years' tax positions	**(1)**	(21)	(7)
Reductions related to lapse of statute of limitations	**(1)**	-	-
Settlements with tax authorities	**(7)**	(4)	(2)
Ending balance	**$ 77**	$ 80	$ 79

The additions and reductions in unrecognized tax benefits shown in the table include effects related to net income and shareholders' equity. The changes in unrecognized tax benefits did not have a material effect on the Company's net income or cash flow.

The Company classifies interest on income tax-related balances as interest expense and classifies tax-related penalties as selling, general and administrative expenses. At December 31, 2012, June 30, 2012, and 2011, the Company had accrued interest and penalties on unrecognized tax benefits of $17 million, $16 million, and $27 million, respectively.

The Company is subject to income taxation in many jurisdictions around the world. Resolution of the related tax positions, through negotiations with relevant tax authorities or through litigation, may take years to complete. Therefore, it is difficult to predict the timing for resolution of tax positions. However, the Company does not anticipate that the total amount of unrecognized tax benefits will increase or decrease significantly in the next twelve months. Given the long periods of time involved in resolving tax positions, the Company does not expect that the recognition of unrecognized tax benefits will have a material impact on the Company's effective income tax rate in any given period. If the total amount of unrecognized tax benefits were recognized by the Company at one time, there would be a reduction of $56 million on the tax expense for that period.

The Company's wholly-owned subsidiary, ADM do Brasil Ltda. (ADM do Brasil), received three separate tax assessments from the Brazilian Federal Revenue Service (BFRS) challenging the tax deductibility of commodity hedging losses and related expenses for the tax years 2004, 2006 and 2007 in the amounts of $474 million, $20 million, and $83 million, respectively (inclusive of interest and adjusted for variation in currency exchange rates). ADM do Brasil's tax return for 2005 was also audited and no assessment was received. The statute of limitations for 2005 has expired. If the BFRS were to challenge commodity hedging deductions in tax years after 2007, the Company estimates it could receive additional claims of approximately $102 million (as of December 31, 2012 and subject to variation in currency exchange rates).

Note 14. Income Taxes (Continued)

ADM do Brasil enters into commodity hedging transactions that can result in gains, which are included in ADM do Brasil's calculations of taxable income in Brazil, and losses, which ADM do Brasil deducts from its taxable income in Brazil. The Company has evaluated its tax position regarding these hedging transactions and concluded, based upon advice from Brazilian legal counsel, that it was appropriate to recognize both gains and losses resulting from hedging transactions when determining its Brazilian income tax expense. Therefore, the Company has continued to recognize the tax benefit from hedging losses in its financial statements and has not recorded any tax liability for the amounts assessed by the BFRS.

ADM do Brasil filed an administrative appeal for each of the assessments. During the second quarter of fiscal 2011, a decision in favor of the BFRS on the 2004 assessment was received and a second level administrative appeal has been filed. In January of 2012, a decision in favor of the BFRS on the 2006 and 2007 assessments was received and a second level administrative appeal has been filed. If ADM do Brasil continues to be unsuccessful in the administrative appellate process, further appeals are available in the Brazilian federal courts. While the Company believes its consolidated financial statements properly reflect the tax deductibility of these hedging losses, the ultimate resolution of this matter could result in the future recognition of additional payments of, and expense for, income tax and the associated interest and penalties. The Company intends to vigorously defend its position against the current assessments and any similar assessments that may be issued for years subsequent to 2007.

The Company's subsidiaries in Argentina have received tax assessments challenging transfer prices used to price grain exports totaling $63 million (inclusive of interest and adjusted for variation in currency exchange rates) for the tax years 2004, 2005, and 2006. The Argentine tax authorities have been conducting a review of income and other taxes paid by large exporters and processors of cereals and other agricultural commodities resulting in allegations of income tax evasion. While the Company believes that it has complied with all Argentine tax laws, it cannot rule out receiving additional assessments, which could be material to the Company, challenging transfer prices used to price grain exports for years subsequent to 2006. The Company intends to vigorously defend its position against the current assessments and any similar assessments that may be issued for years subsequent to 2006. The Company believes that it has appropriately evaluated the transactions underlying these assessments, and has concluded, based on Argentine tax law, that its tax position would be sustained, and accordingly, the Company has not recorded a tax liability for these assessments.

In accordance with the accounting requirements for uncertain tax positions, the Company has concluded that it is more likely than not to prevail on the Brazil and Argentina matters based upon their technical merits. The Company has not recorded an uncertain tax liability for these assessments partly because the taxing jurisdictions' processes do not provide a mechanism for settling at less than the full amount of the assessment. The Company's consideration of these tax assessments requires judgments about the application of income tax regulations to specific facts and circumstances. The final outcome of these matters cannot reliably be predicted, may take many years to resolve, and could result in the payment and expense of up to the entire amount of these assessments.

Note 15. Leases

The Company leases manufacturing and warehouse facilities, real estate, transportation assets, and other equipment under non-cancelable operating leases, the majority of which expire at various dates through the year 2031. Rent expense for the six months ended December 31, 2012 and 2011 and the years ended June 30, 2012, 2011, and 2010 was $106 million, $103 million, $209 million, $251 million, and $241 million, respectively. Additional amounts incurred for charges pertaining to time charters of ocean going vessels accounted for as leases for the six months ended December 31, 2012 and 2011 and the years ended June 30, 2012, 2011, and 2010 were $62 million, $76 million, $164 million, $176 million, and $118 million, respectively. Future minimum rental payments for non-cancelable operating leases with initial or remaining terms in excess of one year are as follows:

	Minimum Rental Payments (In millions)
2013	$ 235
2014	184
2015	156
2016	137
2017	101
Thereafter	199
Total minimum lease payments	$ 1,012

Note 16. Employee Benefit Plans

The Company provides substantially all U.S. employees and employees at certain foreign subsidiaries with pension benefits. Eligible U.S. employees with five or more years of service prior to January 1, 2009 participate in a defined benefit pension plan. Eligible U.S. employees hired on or after January 1, 2009 and eligible salaried employees with less than five years of service prior to January 1, 2009 participate in a "cash balance" pension formula. The Company provides eligible U.S. employees who retire under qualifying conditions with access to postretirement health care, at full cost to the retiree (certain employees are "grandfathered" into subsidized coverage).

On September 20, 2012, the Company amended its U.S. qualified pension plans and began notifying certain former employees of its offer to pay those employees' pension benefit in a lump sum. This lump sum payment offer expired in December 2012. Former employees eligible for the voluntary lump sum payment option were generally those who were vested traditional formula participants of the U.S. qualified pension plans who terminated employments prior to August 1, 2012 and who had not started receiving monthly payments of their pension benefits. The voluntary lump sum payments which amounted to $134 million reduced the Company's global projected benefit obligations by $174 million, resulting in a net improvement of its pension underfunding by $40 million. The Company incurred a non-cash pre-tax charge of $53 million as a result of the requirement to expense the unrealized actuarial losses recognized in accumulated other comprehensive income (loss) pertaining to the liabilities settled at December 31, 2012. Beginning in 2013, the Company expects a $4 million reduction in ongoing annual pre-tax pension expense directly attributable to this amendment.

On November 16, 2012, the Company amended its U.S. postretirement benefit plan by providing participants with Health Care Reimbursement Accounts funded by credits, based on years of service, to be used to access post-65 supplemental Medicare insurance markets. The credit indexes annually at the maximum rate of 3% per year. As a result of this amendment, the Company recognized a prior service credit of $109 million in accumulated other comprehensive income (loss). The prior service credit will be amortized over 8 years starting in 2013. Beginning in 2013, the Company expects a $21 million reduction in ongoing annual pre-tax postretirement expense directly attributable to this amendment.

The Company maintains 401(k) plans covering substantially all U.S. employees. The Company contributes cash to the plans to match qualifying employee contributions, and also provides a non-matching employer contribution of 1% of pay to eligible participants. Under an employee stock ownership component of the 401(k) plans, employees may choose to invest in ADM stock as part of their own investment elections. The employer contributions are expensed when paid. Assets of the Company's 401(k) plans consist primarily of listed common stocks and pooled funds. The Company's 401(k) plans held 15 million shares of Company common stock at December 31, 2012, with a market value of $412 million. Cash dividends received on shares of Company common stock by these plans during the six months ended December 31, 2012 were $5 million.

Note 16. Employee Benefit Plans (Continued)

(In millions)	Pension Benefits Six Months Ended December 31 2012	Pension Benefits Six Months Ended December 31 2011 (Unaudited)	Postretirement Benefits Six Months Ended December 31 2012	Postretirement Benefits Six Months Ended December 31 2011 (Unaudited)
Retirement plan expense				
Defined benefit plans:				
Service cost (benefits earned during the period)	**$ 44**	$ 36	**$ 4**	$ 3
Interest cost	**61**	65	**6**	6
Expected return on plan assets	**(75)**	(70)	**-**	-
Settlement charges	**68**	-	**-**	
Amortization of actuarial loss	**42**	24	**-**	-
Other amortization	**2**	2	**-**	-
Net periodic defined benefit plan expense	**142**	57	**10**	9
Defined contribution plans	**23**	23	**-**	-
Total retirement plan expense	**$ 165**	$ 80	**$ 10**	$ 9

(In millions)	Pension Benefits Year Ended June 30 2012	Pension Benefits Year Ended June 30 2011	Pension Benefits Year Ended June 30 2010	Postretirement Benefits Year Ended June 30 2012	Postretirement Benefits Year Ended June 30 2011	Postretirement Benefits Year Ended June 30 2010
Retirement plan expense						
Defined benefit plans:						
Service cost (benefits earned during the period)	$ 71	$ 71	$ 58	$ 7	$ 8	$ 9
Interest cost	130	120	119	12	13	16
Expected return on plan assets	(141)	(132)	(117)	-	-	-
Remeasurement charge[(1)]	30	-	-	4	-	-
Amortization of actuarial loss	52	59	31	-	-	5
Other amortization	5	5	6	(2)	(1)	(1)
Net periodic defined benefit plan expense	147	123	97	21	20	29
Defined contribution plans	45	43	40	-	-	-
Total retirement plan expense	$ 192	$ 166	$ 137	$ 21	$ 20	$ 29

[(1)] See Note 19

Note 16. Employee Benefit Plans (Continued)

Prior to December 31, 2012, the Company used a June 30 measurement date for all defined benefit plans. As a result of the change in fiscal year end (see Note 1), the Company changed its measurement date for all defined benefit plans to December 31 effective the transition period ended December 31, 2012. The following tables set forth changes in the defined benefit obligation and the fair value of defined benefit plan assets:

	Pension Benefits			Postretirement Benefits		
	December 31 2012	June 30 2012	June 30 2011	December 31 2012	June 30 2012	June 30 2011
	(In millions)			(In millions)		
Benefit obligation, beginning	$ 3,095	$ 2,470	$ 2,299	$ 305	$ 229	$ 224
Service cost	44	71	71	4	7	8
Interest cost	61	130	120	6	12	13
Actuarial loss (gain)	(4)	569	(63)	7	74	(32)
Employee contributions	1	2	2	-	-	-
Curtailments	(12)	-	-	-	-	-
Settlements	(204)	-	-	-	-	-
Remeasurement charge	-	30	-	-	4	-
Business combinations	-	-	36	-	-	22
Benefits paid	(53)	(102)	(90)	(5)	(8)	(6)
Plan amendments	-	2	(9)	(109)	(13)	-
Actual expenses	(1)	-	-	-	-	-
Foreign currency effects	27	(77)	104	-	-	-
Benefit obligation, ending	$ 2,954	$ 3,095	$ 2,470	$ 208	$ 305	$ 229
Fair value of plan assets, beginning	$ 2,236	$ 2,134	$ 1,721	$ -	$ -	$ -
Actual return on plan assets	161	140	283	-	-	-
Employer contributions	31	123	116	5	8	6
Employee contributions	1	2	2	-	-	-
Settlements	(224)	-	-	-	-	-
Business combinations	-	-	22	-	-	-
Benefits paid	(53)	(102)	(90)	(5)	(8)	(6)
Actual expenses	(1)	-	-	-	-	-
Foreign currency effects	23	(61)	80	-	-	-
Fair value of plan assets, ending	$ 2,174	$ 2,236	$ 2,134	$ -	$ -	$ -
Funded status	$ (780)	$ (859)	$ (336)	$ (208)	$ (305)	$ (229)
Prepaid benefit cost	$ 52	$ 25	$ 51	$ -	$ -	$ -
Accrued benefit liability – current	(14)	(14)	(16)	(13)	(11)	(8)
Accrued benefit liability – long-term	(818)	(870)	(371)	(195)	(294)	(221)
Net amount recognized in the balance sheet	$ (780)	$ (859)	$ (336)	$ (208)	$ (305)	$ (229)

Included in accumulated other comprehensive income for pension benefits at December 31, 2012, are the following amounts that have not yet been recognized in net periodic pension cost: unrecognized transition obligation of ($1) million, unrecognized prior service cost of $10 million, and unrecognized actuarial loss of $975 million. The prior service cost and actuarial loss included in accumulated other comprehensive income expected to be recognized in net periodic pension cost during 2013 is $3 million and $70 million, respectively.

Note 16. Employee Benefit Plans (Continued)

Included in accumulated other comprehensive income for postretirement benefits at December 31, 2012, are the following amounts that have not yet been recognized in net periodic pension cost: unrecognized prior service credit of ($123) million and unrecognized actuarial loss of $67 million. The prior service credit and actuarial loss included in accumulated other comprehensive income expected to be recognized in net periodic benefit cost during 2013 is ($18) million and $6 million, respectively.

The following table sets forth the principal assumptions used in developing net periodic pension cost:

	Pension Benefits			Postretirement Benefits		
	December 31 2012	June 30 2012	June 30 2011	December 31 2012	June 30 2012	June 30 2011
Discount rate	**4.0 %**	5.5 %	5.2 %	**4.0 %**	5.5 %	5.4 %
Expected return on plan assets	**7.0 %**	7.1 %	7.1 %	**N/A**	N/A	N/A
Rate of compensation increase	**3.9 %**	3.9 %	3.9 %	**N/A**	N/A	N/A

The following table sets forth the principal assumptions used in developing the year-end actuarial present value of the projected benefit obligations:

	Pension Benefits			Postretirement Benefits		
	December 31 2012	June 30 2012	June 30 2011	December 31 2012	June 30 2012	June 30 2011
Discount rate	**3.9 %**	4.0 %	5.5 %	**3.6 %**	4.0 %	5.5 %
Rate of compensation increase	**3.9 %**	4.0 %	3.9 %	**N/A**	N/A	N/A

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets were $2.4 billion, $2.2 billion, and $1.6 billion, respectively as of December 31, 2012, $2.8 billion, $2.5 billion, and $1.9 billion, respectively, as of June 30, 2012, and $2.1 billion, $1.9 billion, and $1.7 billion, respectively, as of June 30, 2011. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $2.4 billion, $2.2 billion, and $1.6 billion, respectively, as of December 31, 2012, $2.7 billion, $2.5 billion, and $1.8 billion, respectively, as of June 30, 2012, and $671 million, $657 million, and $425 million, respectively, as of June 30, 2011. The accumulated benefit obligation for all pension plans as of December 31, 2012 and June 30, 2012 and 2011, was $2.7 billion, $2.7 billion, and $2.3 billion, respectively.

For postretirement benefit measurement purposes, a 7.25% annual rate of increase in the per capita cost of covered health care benefits was assumed for the transition period ended December 31, 2012. The rate was assumed to decrease gradually to 5% by 2022 and remain at that level thereafter.

A 1% change in assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease
	(In millions)	
Effect on combined service and interest cost components	$ -	$ -
Effect on accumulated postretirement benefit obligations	$ 5	$ (5)

Note 16. Employee Benefit Plans (Continued)

Plan Assets

The Company's employee benefit plan assets are principally comprised of the following types of investments:

Common stock:
Equity securities are valued based on quoted exchange prices and are classified within Level 1 of the valuation hierarchy.

Mutual funds:
Mutual funds are valued at the closing price reported on the active market on which they are traded and are classified within Level 1 of the valuation hierarchy.

Common collective trust (CCT) funds:
The fair values of the CCTs are based on the cumulative net asset value (NAV) of their underlying investments. The investments in CCTs are comprised of international equity funds, a small cap U.S. equity fund, large cap U.S. equity funds, fixed income funds, and other funds. The fund units are valued at NAV based on the closing market value of the units bought or sold as of the valuation date and are classified in Level 2 of the fair value hierarchy. The CCTs seek primarily to provide investment results approximating the aggregate price, dividend performance, total return, and income stream of underlying investments of the funds. Issuances and redemptions of certain of the CCT investments may be restricted by date and/or amount.

Corporate debt instruments:
Corporate debt instruments are valued at the closing price reported on the active market on which they are traded and are classified within Level 2 of the valuation hierarchy.

U.S. Treasury instruments:
U.S. Treasury instruments are valued at the closing price reported on the active market on which they are traded and are classified within Level 1 of the valuation hierarchy.

U.S. government agency, state, and local government bonds:
U.S. government agency obligations and state and municipal debt securities are valued using third-party pricing services and are classified within Level 2 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants' methods, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 16. Employee Benefit Plans (Continued)

The following tables set forth, by level within the fair value hierarchy, the fair value of plan assets as of December 31, 2012 and June 30, 2012 and 2011.

	Fair Value Measurements at December 31, 2012			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(In millions)			
Common stock				
U.S. companies	$ 182	$ -	$ -	$ 182
International companies	1	-	-	1
Equity mutual funds				
Emerging markets	81	-	-	81
International	110	-	-	110
Large cap U.S.	386	-	-	386
Other	1	-	-	1
Common collective trust funds				
International equity	-	406	-	406
Large cap U.S. equity	-	17	-	17
Fixed income	-	373	-	373
Other	-	47	-	47
Debt instruments				
Corporate bonds	-	437	-	437
U.S. Treasury instruments	90	-	-	90
U.S. government agency, state and local government bonds	-	39	-	39
Other	-	4	-	4
Total assets at fair value	$ 851	$ 1,323	$ -	$ 2,174

Archer-Daniels-Midland Company

Notes to Consolidated Financial Statements (Continued)

Note 16. Employee Benefit Plans (Continued)

	Fair Value Measurements at June 30, 2012			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(In millions)			
Common stock				
U.S. companies	$ 184	$ -	$ -	$ 184
International companies	2	-	-	2
Equity mutual funds				
Emerging markets	77	-	-	77
International	109	-	-	109
Large cap U.S.	415	-	-	415
Common collective trust funds				
International equity	-	372	-	372
Large cap U.S. equity	-	16	-	16
Fixed income	-	409	-	409
Other	-	59	-	59
Debt instruments				
Corporate bonds	-	447	-	447
U.S. Treasury instruments	108	-	-	108
U.S. government agency, state and local government bonds	-	33	-	33
Other	-	5	-	5
Total assets at fair value	$ 895	$ 1,341	$ -	$ 2,236

Note 16. Employee Benefit Plans (Continued)

	Fair Value Measurements at June 30, 2011			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(In millions)			
Common stock				
U.S. companies	$ 180	$ -	$ -	$ 180
International companies	5	-	-	5
Equity mutual funds				
Emerging markets	70	-	-	70
International	99	-	-	99
Large cap U.S.	378	-	-	378
Other	1	-	-	1
Common collective trust funds				
International equity	-	341	-	341
Large cap U.S. equity	-	24	-	24
Fixed income	-	444	-	444
Other	-	60	-	60
Debt instruments				
Corporate bonds	-	442	-	442
U.S. Treasury instruments	49	-	-	49
U.S. government agency, state and local government bonds	-	35	-	35
Other	-	6	-	6
Total assets at fair value	$ 782	$ 1,352	$ -	$ 2,134

Level 3 Gains and Losses:
There are no Plan assets classified as Level 3 in the fair value hierarchy; therefore there are no gains or losses associated with Level 3 assets.

Note 16. Employee Benefit Plans (Continued)

The following table sets forth the actual asset allocation for the Company's global pension plan assets as of the measurement date:

	December 31 2012[1][2]	June 30 2012[2]	June 30 2011[2]
Equity securities	**52%**	51 %	52 %
Debt securities	**47%**	48 %	47 %
Other	**1%**	1 %	1 %
Total	**100%**	100 %	100 %

(1) The Company's U.S. pension plans contain approximately 67% of the Company's global pension plan assets. The actual asset allocation for the Company's U.S. pension plans as of the measurement date consists of 60% equity securities and 40% debt securities. The target asset allocation for the Company's U.S. pension plans is the same as the actual asset allocation. The actual asset allocation for the Company's foreign pension plans as of the measurement date consists of 36% equity securities, 61% debt securities, and 3% in other investments. The target asset allocation for the Company's foreign pension plans is approximately the same as the actual asset allocation.

(2) The Company's pension plans did not hold any shares of Company common stock as of the December 31, 2012 and June 30, 2012 and 2011 measurement dates. Cash dividends received on shares of Company common stock by these plans during the six-month period ended December 31, 2012 and the twelve-month period ended June 30, 2012 and 2011, were $0 million, $0 and $0.1 million, respectively.

Investment objectives for the Company's plan assets are to:

- Optimize the long-term return on plan assets at an acceptable level of risk.
- Maintain a broad diversification across asset classes and among investment managers.
- Maintain careful control of the risk level within each asset class.

Asset allocation targets promote optimal expected return and volatility characteristics given the long-term time horizon for fulfilling the obligations of the pension plans. Selection of the targeted asset allocation for plan assets was based upon a review of the expected return and risk characteristics of each asset class, as well as the correlation of returns among asset classes. The U.S. pension plans target asset allocation is also based on an asset and liability study that is updated periodically.

Investment guidelines are established with each investment manager. These guidelines provide the parameters within which the investment managers agree to operate, including criteria that determine eligible and ineligible securities, diversification requirements, and credit quality standards, where applicable. In some countries, derivatives may be used to gain market exposure in an efficient and timely manner; however, derivatives may not be used to leverage the portfolio beyond the market value of underlying investments.

The Company uses external consultants to assist in monitoring the investment strategy and asset mix for the Company's plan assets. To develop the Company's expected long-term rate of return assumption on plan assets, the Company generally uses long-term historical return information for the targeted asset mix identified in asset and liability studies. Adjustments are made to the expected long-term rate of return assumption when deemed necessary based upon revised expectations of future investment performance of the overall investment markets.

Note 16. Employee Benefit Plans (Continued)

Contributions and Expected Future Benefit Payments

Based on actuarial calculations, the Company expects to contribute $37 million to the pension plans and $13 million to the postretirement benefit plan during 2013. The Company may elect to make additional discretionary contributions during this period.

The following benefit payments, which reflect expected future service, are expected to be paid by the benefit plans:

	Pension Benefits	Postretirement Benefits
	(In millions)	
2013	$112	$13
2014	115	11
2015	118	11
2016	121	12
2017	125	12
2018 – 2022	696	65

Note 17. Accumulated Other Comprehensive Income (Loss)

The following table sets forth information with respect to accumulated other comprehensive income (loss):

	Foreign Currency Translation Adjustment	Deferred Gain (Loss) on Hedging Activities	Pension and Other Postretirement Benefit Liabilities Adjustment	Unrealized Gain (Loss) on Investments	Accumulated Other Comprehensive Income (Loss)
			(In millions)		
Balance at June 30, 2011	$ 509	$ 29	$ (419)	$ 57	$ 176
Net unrealized gains (losses)	(745)	36	(565)	(90)	(1,364)
Tax effect	60	(15)	202	34	281
Net of tax amount	(685)	21	(363)	(56)	(1,083)
Balance at June 30, 2012	(176)	50	(782)	1	(907)
Net unrealized gains (losses)	**363**	**(72)**	**292**	**(1)**	**582**
Tax effect	**(51)**	**26**	**(100)**	**-**	**(125)**
Net of tax amount	**312**	**(46)**	**192**	**(1)**	**457**
Balance at December 31, 2012	**$ 136**	**$ 4**	**$ (590)**	**$ -**	**$ (450)**

Note 18. Segment and Geographic Information

The Company is principally engaged in procuring, transporting, storing, processing, and merchandising agricultural commodities and products. The Company's operations are organized, managed and classified into three reportable business segments: Oilseeds Processing, Corn Processing, and Agricultural Services. Each of these segments is organized based upon the nature of products and services offered. The Company's remaining operations are not reportable segments, as defined by ASC Topic 280, *Segment Reporting,* and are classified as Other.

The Oilseeds Processing segment includes global activities related to the origination, merchandising, crushing, and further processing of oilseeds such as soybeans and soft seeds (cottonseed, sunflower seed, canola, rapeseed, and flaxseed) into vegetable oils and protein meals. Oilseeds products produced and marketed by the Company include ingredients for the food, feed, energy, and other industrial products industries. Crude vegetable oils produced by the segment's crushing activities are sold "as is" or are further processed by refining, blending, bleaching, and deodorizing into salad oils. Salad oils are sold "as is" or are further processed by hydrogenating and/or interesterifying into margarine, shortening, and other food products. Partially refined oils are used to produce biodiesel or are sold to other manufacturers for use in chemicals, paints, and other industrial products. Oilseed protein meals are principally sold to third parties to be used as ingredients in commercial livestock and poultry feeds. The Oilseeds Processing segment also includes activities related to the procurement, transportation and processing of cocoa beans into cocoa liquor, cocoa butter, cocoa powder, chocolate, and various compounds in North America, South America, Europe, Asia, and Africa for the food processing industry. In Europe and South America, the Oilseeds Processing segment includes origination and merchandising activities as adjuncts to its oilseeds processing assets. These activities include a network of grain elevators, port facilities, and transportation assets used to buy, store, clean, and transport grains and oilseeds. The Oilseeds Processing segment produces natural health and nutrition products and other specialty food and feed ingredients. The Oilseeds Processing segment is a major supplier of peanuts and peanut-derived ingredients to both the U.S. and export markets. In North America, cottonseed flour is produced and sold primarily to the pharmaceutical industry and cotton cellulose pulp is manufactured and sold to the chemical, paper, and filter markets. In South America, the Oilseeds Processing segment operates fertilizer blending facilities. The Oilseeds Processing segment also includes the Company's share of the results of its equity investment in Wilmar and its share of results for its Stratas Foods LLC and Edible Oils Limited joint ventures.

The Company's Corn Processing segment is engaged in corn wet milling and dry milling activities, with its asset base primarily located in the central part of the United States. The Corn Processing segment converts corn into sweeteners and starches, and bioproducts. Its products include ingredients used in the food and beverage industry including sweeteners, starch, syrup, glucose, and dextrose. Dextrose and starch are used by the Corn Processing segment as feedstocks for its bioproducts operations. By fermentation of dextrose, the Corn Processing segment produces alcohol, amino acids, and other specialty food and animal feed ingredients. Ethyl alcohol is produced by the Company for industrial use as ethanol or as beverage grade. Ethanol, in gasoline, increases octane and is used as an extender and oxygenate. Bioproducts also include amino acids such as lysine and threonine that are vital compounds used in swine feeds to produce leaner animals and in poultry feeds to enhance the speed and efficiency of poultry production. Corn gluten feed and meal, as well as distillers' grains, are produced for use as animal feed ingredients. Corn germ, a by-product of the wet milling process, is further processed into vegetable oil and protein meal. Other Corn Processing products include citric and lactic acids, lactates, sorbitol, xanthan gum, and glycols which are used in various food and industrial products. The Corn Processing segment includes the activities of a propylene and ethylene glycol facility and the Company's Brazilian sugarcane ethanol plant and related operations. In fiscal 2012, the Company ended its commercial alliance with Metabolix, Inc. As a result of this decision, Telles LLC, the sales and marketing commercial alliance created to commercialize Mirel™, a bio-based plastic, will be dissolved and the production of Mirel™ on behalf of Telles LLC has ended. This segment also includes the Company's share of the results of its equity investments in Almidones Mexicanos S.A., Eaststarch C.V., and Red Star Yeast Company LLC.

Note 18. Segment and Geographic Information (Continued)

The Agricultural Services segment utilizes its extensive U.S. grain elevator, global transportation network, and port operations to buy, store, clean, and transport agricultural commodities, such as oilseeds, corn, wheat, milo, oats, rice, and barley, and resells these commodities primarily as food and feed ingredients and as raw materials for the agricultural processing industry. Agricultural Services' grain sourcing, handling, and transportation network provides reliable and efficient services to the Company's customers and agricultural processing operations. Agricultural Services' transportation network capabilities include barge, ocean-going vessel, truck, and rail freight services. Agricultural Services segment also includes the activities related to the processing of wheat into wheat flour, the processing and distribution of formula feeds, animal health and nutrition products, and the procurement, processing, and distribution of edible beans. The Agricultural Services segment includes the activities of Alfred C. Toepfer International, an 80% owned global merchant of agricultural commodities and processed products. The Agricultural Services segment also includes the Company's share of the results of its Kalama Export Company joint venture. In December 2012, the Company sold its equity investment in Gruma S.A.B. de C.V.

Other includes the Company's remaining operations, primarily its financial business units, related principally to futures commission merchant activities and captive insurance. On September 30, 2011, the Company sold a majority ownership interest of the Bank. The Bank was deconsolidated from the Company's consolidated financial statements in the first quarter of fiscal 2012 resulting in no material effect to the Company's earnings. In December 2012, the Company sold its remaining common equity interest in the Bank resulting in no material effect to the Company's earnings.

Intersegment sales have been recorded at amounts approximating market. Operating profit for each segment is based on net sales less identifiable operating expenses. Also included in segment operating profit is equity in earnings of affiliates based on the equity method of accounting. Certain Corporate items are not allocated to the Company's reportable business segments. Corporate results principally include the impact of LIFO-related adjustments, unallocated corporate expenses, and interest cost net of investment income. Prior to January 1, 2012, Corporate results also included the after-tax elimination of income attributable to mandatorily redeemable interests in consolidated subsidiaries.

Archer-Daniels-Midland Company

Notes to Consolidated Financial Statements (Continued)

Note 18. Segment and Geographic Information (Continued)

Segment Information

(In millions)	Six Months Ended December 31		Year Ended June 30		
	2012	2011	2012	2011	2010
		(Unaudited)			
Sales to external customers					
Oilseeds Processing	**$ 18,052**	$ 17,337	$ 34,715	$ 29,908	$ 24,412
Corn Processing	**6,167**	6,451	12,114	9,908	7,874
Agricultural Services	**22,441**	21,364	42,082	40,750	29,301
Other	**69**	56	127	110	95
Total	**$ 46,729**	$ 45,208	$ 89,038	$ 80,676	$ 61,682
Intersegment sales					
Oilseeds Processing	**$ 1,413**	$ 736	$ 2,275	$ 2,103	$ 1,334
Corn Processing	**56**	113	173	194	103
Agricultural Services	**3,046**	2,751	5,609	4,417	2,436
Other	**82**	80	161	155	151
Total	**$ 4,597**	$ 3,680	$ 8,218	$ 6,869	$ 4,024
Net sales					
Oilseeds Processing	**$ 19,465**	$ 18,073	$ 36,990	$ 32,011	$ 25,746
Corn Processing	**6,223**	6,564	12,287	10,102	7,977
Agricultural Services	**25,487**	24,115	47,691	45,167	31,737
Other	**151**	136	288	265	246
Intersegment elimination	**(4,597)**	(3,680)	(8,218)	(6,869)	(4,024)
Total	**$ 46,729**	$ 45,208	$ 89,038	$ 80,676	$ 61,682
Depreciation					
Oilseeds Processing	**$ 113**	$ 108	$ 228	$ 215	$ 243
Corn Processing	**165**	178	345	399	412
Agricultural Services	**99**	90	188	183	167
Other	**2**	2	4	5	6
Corporate	**17**	13	28	25	29
Total	**$ 396**	$ 391	$ 793	$ 827	$ 857
Asset abandonments and write-downs					
Oilseeds Processing	**$ -**	$ -	$ 1	$ 2	$ 9
Corn Processing	**-**	337	360	-	-
Agricultural Services	**146**	-	2	-	-
Corporate	**-**	-	4	-	-
Total	**$ 146**	$ 337	$ 367	$ 2	$ 9

Archer-Daniels-Midland Company

Notes to Consolidated Financial Statements (Continued)

Note 18. Segment and Geographic Information (Continued)

(In millions)	Six Months Ended December 31		Year Ended June 30		
	2012	2011 (Unaudited)	2012	2011	2010
Interest income					
Oilseeds Processing	$ 18	$ 16	$ 35	$ 28	$ 34
Corn Processing	1	-	1	-	1
Agricultural Services	18	10	22	23	18
Other	11	14	21	46	51
Corporate	11	22	33	39	22
Total	$ 59	$ 62	$ 112	$ 136	$ 126
Equity in earnings of affiliates					
Oilseeds Processing	$ 96	$ 129	$ 226	$ 213	$ 306
Corn Processing	49	53	107	83	78
Agricultural Services	49	55	110	230	152
Other	-	-	-	9	9
Corporate	61	14	29	7	16
Total	$ 255	$ 251	$ 472	$ 542	$ 561
Operating Profit					
Oilseeds Processing	$ 747	$ 429	$ 1,302	$ 1,690	$ 1,551
Corn Processing	71	54	261	1,079	738
Agricultural Services	395	563	947	1,323	1,002
Other	93	17	15	39	46
Total operating profit	1,306	1,063	2,525	4,131	3,337
Corporate	(309)	(282)	(760)	(1,116)	(752)
Earnings before income taxes	$ 997	$ 781	$ 1,765	$ 3,015	$ 2,585
Investments in and advances to affiliates					
Oilseeds Processing	$ 1,889		$ 1,811	$ 1,648	
Corn Processing	505		470	483	
Agricultural Services	297		671	669	
Other	18		46	22	
Corporate	461		390	418	
Total	$ 3,170		$ 3,388	$ 3,240	
Identifiable assets					
Oilseeds Processing	$ 15,856		$ 17,041	$ 16,576	
Corn Processing	6,649		6,491	7,606	
Agricultural Services	14,201		11,444	11,242	
Other	5,912		5,028	6,010	
Corporate	2,518		1,767	918	
Total	$ 45,136		$ 41,771	$ 42,352	

Note 18. Segment and Geographic Information (Continued)

	Six Months Ended December 31 2012	Year Ended June 30 2012	Year Ended June 30 2011
	(In millions)		
Gross additions to property, plant, and equipment			
Oilseeds Processing	**$ 259**	$ 588	$ 673
Corn Processing	**169**	349	349
Agricultural Services	**182**	740	442
Other	**-**	1	8
Corporate	**31**	41	40
Total	**$ 641**	$ 1,719	$ 1,512

Geographic information: The following geographic data include net sales and other operating income attributed to the countries based on the location of the subsidiary making the sale and long-lived assets based on physical location. Long-lived assets represent the net book value of property, plant, and equipment.

(In millions)	Six Months Ended December 31 2012	Six Months Ended December 31 2011	Year Ended June 30 2012	Year Ended June 30 2011	Year Ended June 30 2010
		(Unaudited)			
Net sales and other operating income					
United States	**$ 25,033**	$ 24,490	$ 46,593	$ 42,390	$ 33,362
Switzerland	**4,991**	5,237	9,698	8,413	5,770
Germany	**4,450**	4,521	9,656	6,217	6,424
Other Foreign	**12,255**	10,960	23,091	23,656	16,126
	$ 46,729	$ 45,208	$ 89,038	$ 80,676	$ 61,682
Long-lived assets					
United States	**$ 7,287**		$ 7,288	$ 7,234	
Foreign	**2,836**		2,524	2,266	
	$ 10,123		$ 9,812	$ 9,500	

Note 19. Asset Impairment Charges and Exit Costs

As part of the Company's ongoing portfolio management, the Company decided to divest its interests in Gruma S.A.B. de C.V. and related joint ventures ("Gruma"). As a result, the Company's equity method investments in Gruma were evaluated for impairment. In the quarter ended September 30, 2012, the Company recorded a $146 million pre-tax asset impairment charge ($0.16 per share after tax) on its investments in Gruma by comparing the carrying value, including $123 million of cumulative unrealized foreign currency translation losses, to estimated fair value. Fair value was estimated based on negotiations which resulted in the Company entering into a non-binding letter of intent to sell its interests in Gruma to a third party on October 16, 2012. The agreement was subject to the approvals of the Company and Gruma's boards of directors and to rights of first refusal on the part of Gruma's controlling shareholder. In December 2012, Gruma's controlling shareholder exercised its rights of first refusal and entered into an equity purchase agreement with the Company to purchase the Company's interests in Gruma. Under the terms of the sale, the Company received $450 million in December 2012, the estimated fair value at September 30, 2012. The Company may also receive up to $60 million of contingent consideration over the next 42 months.

Note 19. Asset Impairment Charges and Exit Costs (Continued)

During the second quarter of fiscal 2012, the Company determined that the carrying values of its Clinton, IA, bioplastics facility's long-lived assets were greater than their future net undiscounted cash flows. Accordingly, the Company recorded charges of $339 million in the Corn Processing segment related to the impairment of its Clinton, IA, bioplastics facility's property, plant, and equipment and inventories. In addition, the Company recognized an other-than-temporary impairment charge of $13 million in Corporate related to its investment in Metabolix, Inc. The Company estimated the fair value of these assets based on limited market data available and on its ability to redeploy the assets within its own operations.

During the third quarter of fiscal 2012, the Company recorded in its Corn Processing segment $14 million in facility exit and other related costs related to the closure of its ethanol facility in Walhalla, ND, which was partially offset by a $4 million recovery of prior quarter bioplastic-related charges. In addition, the Company incurred $4 million of facility exit and other related costs in Corporate.

In January 2012, the Company announced a plan to streamline its organizational structure, reducing its global workforce to enhance the cost structure of the Company. Over 1,200 positions, primarily salaried, were eliminated. To help achieve this reduction, the Company offered a voluntary early retirement incentive in the U.S. These actions, in concert with other targeted cost reductions have reduced the Company's annual pre-tax expenses by approximately $150 million. The Company achieved a significant portion of the position reductions through the voluntary early retirement incentive in the U.S. and offered severance and outplacement assistance to other affected employees.

The following table summarizes the Company's significant asset impairment, exit, and restructuring costs for the six months ended December 31, 2012 and 2011 and the fiscal year ended June 30, 2012:

	Six Months Ended December 31		Year Ended
(In millions)	2012	2011	June 30, 2012
		(Unaudited)	
Employee-related costs [1]	$ -	$ -	$ 71
Facility exit and other related costs [2]	146	352	366
Total asset impairment, exit, and restructuring costs	$ 146	$ 352	$ 437

[1] These costs primarily consist of one-time termination benefits provided to employees who have been involuntarily terminated and $34 million for pension and postretirement remeasurement charges triggered by an amendment of its U.S. plans due to the voluntary early retirement program.

[2] Facility exit and other related costs for the six months ended December 31, 2012 consist of an asset impairment charge of $146 million related to the Gruma investment writedown in the Agricultural Services segment. Facility and other related costs for the six months ended December 31, 2011 consist of asset impairment charges and other costs of $339 million related to the exit of the Clinton, IA, bioplastics facility in the Corn Processing segment and $13 million investment writedown in Corporate. Facility exit and other related costs for the fiscal year ended June 30, 2012 consist of asset impairment charges and other costs of $349 million related to the exit of the Clinton, IA, bioplastics and Walhalla, ND, ethanol facilities in the Corn Processing segment and investment writedown and other facility exit-related costs of $17 million in Corporate.

There were no significant asset impairment charges and exit costs recognized in fiscal years 2011 and 2010.

Note 20. Sale of Accounts Receivable

On March 27, 2012, the Company entered into an amendment of its accounts receivable securitization program (as amended, the "Program") with certain commercial paper conduit purchasers and committed purchasers (collectively, the "Purchasers"). Under the Program, certain U.S.-originated trade accounts receivable are sold to a wholly-owned bankruptcy-remote entity, ADM Receivables, LLC ("ADM Receivables"). ADM Receivables in turn transfers such purchased accounts receivable in their entirety to the Purchasers pursuant to a receivables purchase agreement. In exchange for the transfer of the accounts receivable, ADM Receivables receives a cash payment of up to $1.0 billion and an additional amount upon the collection of the accounts receivable (deferred consideration). ADM Receivables uses the cash proceeds from the transfer of receivables to the Purchasers and other consideration to finance the purchase of receivables from the Company and the ADM subsidiaries originating the receivables. The Company accounts for these transfers as sales. The Company has no retained interests in the transferred receivables, other than collection and administrative responsibilities and its right to the deferred consideration. At December 31, 2012 and June 30, 2012, the Company did not record a servicing asset or liability related to its retained responsibility, based on its assessment of the servicing fee, market values for similar transactions and its cost of servicing the receivables sold. The Program terminates on June 28, 2013.

As of December 31, 2012, the fair value of trade receivables transferred to the Purchasers under the Program and derecognized from the Company's consolidated balance sheet was $1.9 billion. In exchange for the transfer, the Company received cash of $1.0 billion and recorded a $0.9 billion receivable for deferred consideration included in other current assets. Cash collections from customers on receivables sold were $21.9 billion for the six months ended December 31, 2012 and $8.9 billion for the year ended June 30, 2012. Of this amount, $21.9 billion and $8.9 billion pertain to cash collections on the deferred consideration for the periods ended December 31, 2012 and June 30, 2012, respectively. Deferred consideration is paid to the Company in cash on behalf of the Purchasers as receivables are collected; however, as this is a revolving facility, cash collected from the Company's customers is reinvested by the Purchasers daily in new receivable purchases under the Program.

The Company's risk of loss following the transfer of accounts receivable under the Program is limited to the deferred consideration outstanding. The Company carries the deferred consideration at fair value determined by calculating the expected amount of cash to be received and is principally based on observable inputs (a Level 2 measurement under the applicable accounting standards) consisting mainly of the face amount of the receivables adjusted for anticipated credit losses and discounted at the appropriate market rate. Payment of deferred consideration is not subject to significant risks other than delinquencies and credit losses on accounts receivable transferred under the program which have historically been insignificant.

Transfers of receivables under the Program during the six months ended December 31, 2012 and the year ended June 30, 2012 resulted in an expense for the loss on sale of $4 million for both periods, which is classified as selling, general, and administrative expenses in the consolidated statements of earnings.

The Company reflects all cash flows related to the Program as operating activities in its consolidated statements of cash flows for the six months ended December 31, 2012 and the year ended June 30, 2012 because the cash received from the Purchasers upon both the sale and collection of the receivables is not subject to significant interest rate risk given the short-term nature of the Company's trade receivables.

Note 21. Contingencies, Guarantees and Commitments

Since August 2008, the Company has been conducting an internal review of its policies, procedures and internal controls pertaining to the adequacy of its anti-corruption compliance program and of certain transactions conducted by the Company and its affiliates and joint ventures, primarily relating to grain and feed exports, that may have violated company policies, the U.S. Foreign Corrupt Practices Act, and other U.S. and foreign laws. The Company initially disclosed this review to the U.S. Department of Justice, the Securities and Exchange Commission, and certain foreign regulators in March 2009 and has subsequently provided periodic updates to the agencies. The Company engaged outside counsel and other advisors to assist in the review of these matters and has implemented, and is continuing to implement, appropriate remedial measures. The Company has recently completed its internal review and has initiated discussions with the Department of Justice and the Securities and Exchange Commission on the resolution of this matter. In connection with this review, government agencies could impose civil penalties or criminal fines and/or order that the Company disgorge any profits derived from any contracts involving inappropriate payments. The Company has not recorded any liability for any assessments that may be imposed by the government agencies pertaining to this matter because the amount cannot be reasonably estimated. These events have not had, and are not expected to have, a material impact on the Company's business or financial condition.

The Company has entered into agreements, primarily debt guarantee agreements related to equity-method investees, which could obligate the Company to make future payments if the primary entity fails to perform its contractual obligations. The Company has not recorded a liability for payment of these contingent obligations, as the Company believes the fair value of these contingent obligations is immaterial. The Company has collateral for a portion of these contingent obligations. These contingent obligations totaled $44 million at December 31, 2012.

Archer-Daniels-Midland Company

Notes to Consolidated Financial Statements (Continued)

Note 22. Quarterly Financial Data (Unaudited)

	First Quarter	Second Quarter	Six months ended December 31, 2012
	(In millions, except per share amounts)		
Transition Period 2012			
Net Sales	**$ 21,808**	**$ 24,921**	**$ 46,729**
Gross Profit	**806**	**996**	**1,802**
Net Earnings Attributable to Controlling Interests	**182**	**510**	**692**
Basic Earnings Per Common Share	**0.28**	**0.77**	**1.05**
Diluted Earnings Per Common Share	**0.28**	**0.77**	**1.05**

	Quarter				
	First	Second	Third	Fourth	Year
	(In millions, except per share amounts)				
Fiscal Year 2012					
Net Sales	$ 21,902	$ 23,306	$ 21,155	$ 22,675	$ 89,038
Gross Profit	1,034	813	1,008	813	3,668
Net Earnings Attributable to Controlling Interests	460	80	399	284	1,223
Basic Earnings Per Common Share	0.68	0.12	0.60	0.43	1.84
Diluted Earnings Per Common Share	0.68	0.12	0.60	0.43	1.84
Fiscal Year 2011					
Net Sales	$ 16,799	$ 20,930	$ 20,077	$ 22,870	$ 80,676
Gross Profit	808	1,234	1,160	1,098	4,300
Net Earnings Attributable to Controlling Interests	345	732	578	381	2,036
Basic Earnings Per Common Share	0.54	1.15	0.91	0.59	3.17
Diluted Earnings Per Common Share	0.54	1.14	0.86	0.58	3.13

Net earnings attributable to controlling interests for the first quarter of the transition period ended December 31, 2012 include an after-tax asset impairment charge related to the Gruma investment writedown of $107 million (equal to $0.16 per share) as discussed in Note 19. Net earnings attributable to controlling interests for the second quarter of the transition period ended December 31, 2012 include an after-tax gain of $49 million (equal to $0.07 per share) related to the Company's interest in GrainCorp, an after-tax gain of $24 million (equal to $0.04 per share) related to the sale of certain the Company's exchange membership interests, and an after-tax charge of $44 million (equal to $0.07 per share) related to pension settlements.

Note 22. Quarterly Financial Data (Unaudited) (Continued)

Net earnings attributable to controlling interests for the second and third quarters of fiscal year 2012 include after-tax exit costs and asset impairment charges related primarily to the bioplastics facility and global workforce reduction program of $222 million and $52 million (equal to $0.33 and $0.08 per share), respectively as discussed in Note 19.

Net earnings attributable to controlling interests for the first, second, third and fourth quarters of fiscal year 2011 include after-tax start up costs for the Company's new greenfield plants of $20 million, $14 million, $14 million, and $11 million (equal to $0.03, $0.02, $0.02, and $0.02 per share), respectively. Net earnings attributable to controlling interests for the fourth quarter ended June 30, 2011 include debt buyback costs of $15 million ($9 million after tax, equal to $0.01 per share). Net earnings attributable to controlling interests for the fourth quarter ended June 30, 2011 include a gain of $78 million ($49 million after tax, equal to $0.07 per share) related to the sale of bank securities held by the Company's equity investee, Gruma S.A.B. de C.V. Net earnings attributable to controlling interests for the second quarter ended December 31, 2010 include a gain of $71 million ($44 million after tax, equal to $0.07 per share) related to the acquisition of the remaining interest in Golden Peanut. Net earnings attributable to controlling interests for the first, second, and third quarters of fiscal year 2011 include after-tax (losses) gains on interest rate swaps of ($19) million, $34 million, and $4 million (equal to ($0.03), $0.05, and $0.01 per share), respectively as discussed in Note 4. During the second quarter of fiscal year 2011, the Company updated its estimates for service lives of certain of its machinery and equipment assets. The effect of this change on net earnings attributable to controlling interests for the second, third and fourth quarters of fiscal year 2011 was an after-tax increase of $24 million, $31 million, and $28 million (equal to $0.04, $0.05, and $0.04 per share), respectively.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Archer-Daniels-Midland Company
Decatur, Illinois

We have audited the accompanying consolidated balance sheets of Archer-Daniels-Midland Company (the Company) as of December 31, 2012 and June 30, 2012 and 2011, and the related consolidated statements of earnings, comprehensive income (loss), shareholders' equity, and cash flows for the six-month period ended December 31, 2012 and each of the three years in the period ended June 30, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Archer-Daniels-Midland Company at December 31, 2012 and June 30, 2012 and 2011, and the consolidated results of its operations and its cash flows for the six-month period ended December 31, 2012 and each of the three years in the period ended June 30, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company has elected to change the date of its annual goodwill and indefinite-lived intangible asset impairment test from April 1 to October 1 in the transition period ended December 31, 2012.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Archer-Daniels-Midland Company's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 28, 2013, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

St. Louis, Missouri
February 28, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Archer-Daniels-Midland Company
Decatur, Illinois

We have audited Archer-Daniels-Midland Company's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Archer-Daniels-Midland Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Archer-Daniels-Midland Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Archer-Daniels-Midland Company as of December 31, 2012 and June 30, 2012 and 2011, and the related consolidated statements of earnings, comprehensive income (loss), shareholders' equity, and cash flows for the six-month period ended December 31, 2012 and each of the three years in the period ended June 30, 2012, of Archer-Daniels-Midland Company and our report dated February 28, 2013, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

St. Louis, Missouri
February 28, 2013

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

As of December 31, 2012, an evaluation was performed under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the Exchange Act)). Based on that evaluation, the Company's management, including the Chief Executive Officer and Chief Financial Officer, concluded the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Chief Executive Officer and Chief Financial Officer to allow timely decisions regarding required disclosure. There was no change in the Company's internal controls over financial reporting during the Company's most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Archer-Daniels-Midland Company's (ADM's) management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). ADM's internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles.

Under the supervision and with the participation of management, including its Chief Executive Officer and Chief Financial Officer, ADM's management assessed the design and operating effectiveness of internal control over financial reporting as of December 31, 2012 based on the framework set forth in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that ADM's internal control over financial reporting was effective as of December 31, 2012. Ernst & Young LLP, an independent registered public accounting firm, has issued an attestation report on the Company's internal control over financial reporting as of December 31, 2012. That report is included herein.

/s/ Patricia A. Woertz
Patricia A. Woertz
Chairman, Chief Executive Officer
and President

/s/ Ray G. Young
Ray G. Young
Senior Vice President &
Chief Financial Officer

Item 9B. OTHER INFORMATION

None.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information with respect to directors, code of conduct, audit committee and audit committee financial experts of the Company, and Section 16(a) beneficial ownership reporting compliance is set forth in "Proposal No. 1 - Election of Directors," "Director Experiences, Qualifications, Attributes and Skills, and Board Diversity," "Code of Conduct," "Information Concerning Committees and Meetings – Audit Committee," "Report of the Audit Committee," and "Section 16(a) Beneficial Ownership Reporting Compliance," of the definitive proxy statement for the Company's annual meeting of stockholders to be held on May 2, 2013 and is incorporated herein by reference.

Officers of the Company are elected by the Board of Directors for terms of one year and until their successors are duly elected and qualified.

Information with respect to executive officers and certain significant employees of the Company is set forth below. Except as otherwise indicated, all positions are with the Company.

Name	Title	Age
Ronald S. Bandler	Assistant Treasurer since January 1998.	52
Mark A. Bemis	Senior Vice President and President, Corn Processing business unit since December 2010. Vice President of the Company from February 2005 to December 2010. President, Cocoa, Milling, and Other business unit from September 2009 to December 2010. President of ADM Cocoa from September 2001 to September 2009.	52
Michael D'Ambrose	Senior Vice President - Human Resources since October 2006. Independent human resources consultant from 2005 to October 2006. Executive Vice President, Human Resources at First Data from 2003 to 2005.	55
Stuart E. Funderburg	Assistant Secretary and Assistant General Counsel since November 2008. Corporate Counsel from October 2001 to November 2008.	49
Shannon Herzfeld	Vice President of the Company since February 2005, with responsibility for the Company's Government Affairs function.	60
Kevin L. Hess	Vice President of the Company since November 2008, with responsibility for the Company's Oilseeds Processing production operations. Vice President and Director-Group Operations Oilseeds Processing division from December 2005 to November 2008.	52
Craig E. Huss	Senior Vice President of the Company from December 2010. Chief Risk Officer since August 2011. President, Agricultural Services business unit from September 2009 to August 2011. Vice President of the Company from January 2001 to December 2010. President of ADM Transportation from 1999 to September 2009.	60

Matthew J. Jansen	Senior Vice President of the Company since December 2010. President, Oilseeds Processing business unit since February 2010. Vice President of the Company from January 2003 to December 2010. President, Grain Operations from August 2006 to February 2010.	46
Randall Kampfe	Vice President of the Company since November 2008, with responsibility for the Company's Corn Processing production operations. Vice President-Corn Processing Operations from March 1999 to November 2008.	65
Mark L. Kolkhorst	Vice President of the Company since December 2010. President, Milling and Alliance Nutrition since March 2012. President, Milling and Cocoa from December 2010 to March 2012. President of ADM Milling from September 2007 to November 2010. President of Specialty Feed Ingredients from June 2005 to September 2007.	48
Domingo A. Lastra	Vice President of the Company since September 2009. Chairman of the Management Board of Alfred C. Toepfer International, G.m.b.H. since December 2012. Vice President, Business Growth since August 2011 to December 2012. President, South American Operations from August 2006 to August 2011.	44
Juan R. Luciano	Executive Vice President and Chief Operating Officer since April 2011. Executive Vice President, Performance Division at Dow Chemical Company from August 2010 to April 2011. Senior Vice President of Hydrocarbons & Basic Plastics Division at Dow Chemical Company from December 2008 to August 2010. Various executive and sales positions at Dow Chemical Company from 1985 to December 2008.	51
Michael Lusk	Vice President of the Company since November 1999, with responsibility for the Company's Captive Insurance operations.	63
Vikram Luthar	Group Vice President, Finance since January 2012. Vice President, Finance and Treasurer of the Company from August 2010 to January 2012. Vice President and Treasurer of the Company from November 2004 to August 2010.	46
Douglas R. Ostermann	Vice President and Treasurer of the Company since January 2012. Assistant Treasurer of the Company from November 2009 to December 2011. Various global treasury management positions since 2004.	45
Victoria Podesta	Vice President of the Company since May 2007. Chief Communications Officer since December 2010. Corporate communications consultant for various global companies from 1989 to May 2007.	56

Ismael Roig	Vice President of the Company since December 2004. President, Asia Pacific since August 2011. Vice President and Executive Director, Asia-Pacific from July 2010 to August 2011. Vice President Planning & Business Development from December 2004 to July 2010.	45
Marc A. Sanner	Vice President and General Auditor of the Company since November 2008. Assistant Controller from January 2003 to November 2008.	60
Marschall I. Smith	Senior Vice President, Secretary and General Counsel since July 2012. Senior Vice President of Legal Affairs and General Counsel at 3M Company from June 2007 to July 2012.	68
John P. Stott	Vice President and Controller of the Company since December 2006. Operations Controller from July 2005 to December 2006. Finance Director-Europe from January 2001 to July 2005.	45
Joseph D. Taets	Senior Vice President of the Company since August 2011. President, Agricultural Services since August 2011. Vice President of the Company from September 2009 to August 2011. President, ADM Grain from December 2010 to August 2011. Vice President, ADM Grain from September 2009 to December 2010. Managing Director, European Oilseeds from September 2007 to September 2009.	47
Gary L. Towne	Vice President of the Company since September 2009. Vice President, Corn Processing since October 2012. Chairman of the Management Board of Alfred C. Toepfer International, G.m.b.H. from September 2009 to October 2012. Manager, Global Risk from August 2007 to September 2009. Vice President, Corn Processing from July 2000 to August 2007.	57
Patricia A. Woertz	Chairman of the Board of Directors since February 2007. Chief Executive Officer & President of the Company since May 2006.	59
Ray G. Young	Senior Vice President of the Company since November 2010. Chief Financial Officer since December 2010. Vice President, International Operations at General Motors from February 2010 to October 2010. Chief Financial Officer at General Motors from March 2008 to January 2010. Various executive and financial positions at General Motors from 1986 to March 2008.	51

Item 11. EXECUTIVE COMPENSATION

Information responsive to this Item is set forth in "Compensation Discussion and Analysis," "Compensation/Succession Committee Report," "Compensation/Succession Committee Interlocks and Insider Participation," "Summary Compensation Table," "Grants of Plan-Based Awards During Fiscal 2012.5," "Outstanding Equity Awards at Fiscal 2012.5 Year-End," "Option Exercises and Stock Vested During Fiscal 2012.5," "Pension Benefits," "Nonqualified Deferred Compensation," "Termination of Employment and Change-in-Control Arrangements" and "Director Compensation for Fiscal 2012.5" of the definitive proxy statement for the Company's annual meeting of stockholders to be held on May 2, 2013, and is incorporated herein by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information responsive to this Item is set forth in "Principal Holders of Voting Securities," "Proposal No. 1 - Election of Directors for a One-year Term," "Executive Officer Stock Ownership," and "Equity Compensation Plan Information" of the definitive proxy statement for the Company's annual meeting of stockholders to be held on May 2, 2013, and is incorporated herein by reference.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information responsive to this Item is set forth in "Certain Relationships and Related Transactions," "Review and Approval of Certain Relationships and Related Transactions," and "Independence of Directors" of the definitive proxy statement for the Company's annual meeting of stockholders to be held on May 2, 2013, and is incorporated herein by reference.

Item 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information responsive to this Item is set forth in "Fees Paid to Independent Auditors" and "Audit Committee Pre-Approval Policies" of the definitive proxy statement for the Company's annual meeting of stockholders to be held on May 2, 2013, and is incorporated herein by reference.

PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) See Item 8, "Financial Statements and Supplementary Data," for a list of financial statements.

(a)(2) Financial statement schedules

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

	Balance at Beginning of Year	Additions	Deductions [1]	Other [2]	Balance at End of Year
			(In millions)		
Allowance for doubtful accounts					
June 30, 2010	$ 103	2	–	(8)	$ 97
June 30, 2011	$ 97	9	(12)	6	$ 100
June 30, 2012	$ 100	13	(13)	(8)	$ 92
December 31, 2012	$ 92	8	(8)	(5)	$ 87

[1] Uncollectible accounts written off and recoveries
[2] Impact of reclassifications and foreign currency exchange adjustments

All other schedules are either not required, not applicable, or the information is otherwise included.

(a)(3) List of exhibits

(3) (i) Composite Certificate of Incorporation, as amended, filed on November 13, 2001, as Exhibit (3)(i) to Form 10-Q for the quarter ended September 30, 2001 (File No. 1-44), is incorporated herein by reference.

(ii) Bylaws, as amended, filed on February 11, 2013, as Exhibit 3(ii) to Form 8-K (File No. 1-44), are incorporated herein by reference.

(4) Instruments defining the rights of security holders, including:

(i) Indenture dated June 1, 1986, between the registrant and The Bank of New York Mellon (successor to JPMorgan Chase, The Chase Manhattan Bank, Chemical Bank, and Manufacturers Hanover Trust Company), as Trustee (incorporated by reference to Exhibit 4(a) to Registration Statement No. 33-6721), and Supplemental Indenture dated as of August 1, 1989 between the registrant and The Bank of New York Mellon (successor to JPMorgan Chase, The Chase Manhattan Bank, Chemical Bank and Manufacturers Hanover Trust Company), as Trustee (incorporated by reference to Exhibit 4(c) to Post-Effective Amendment No. 3 to Registration Statement No. 33-6721), relating to:

the $300,000,000 – 8 3/8% Debentures due April 15, 2017,
the $250,000,000 – 7 1/8% Debentures due March 1, 2013,
the $350,000,000 – 7 1/2% Debentures due March 15, 2027,
the $200,000,000 – 6 3/4% Debentures due December 15, 2027,
the $300,000,000 – 6 5/8% Debentures due May 1, 2029,
the $400,000,000 – 7% Debentures due February 1, 2031,
the $500,000,000 – 5.935% Debentures due October 1, 2032,
the $600,000,000 – 5.375% Debentures due September 15, 2035, and
the $250,000,000 – 6.95% Debentures due 2097.

(ii) Indenture dated September 20, 2006, between the Company and The Bank of New York Mellon (successor to JPMorgan Chase Bank, N.A.), as Trustee (incorporated by reference to Exhibit 4 to Registration Statement on Form S-3, Registration No. 333-137541), First Supplemental Indenture dated as of June 3, 2008 between the registrant and The Bank of New York Mellon (formerly known as The Bank of New York) (incorporated by reference to Exhibit 4.6 to Form 8-K (File No. 1-44) filed on June 3, 2008), Second Supplemental Indenture, dated as of November 29, 2010 between the registrant and The Bank of New York Mellon (incorporated by reference to Exhibit 4.3 to Form 8-K (File No. 1-44) filed on November 30, 2010), and Third Supplemental Indenture, dated as of April 4, 2011, between the registrant and The Bank of New York Mellon (incorporated by reference to Exhibit 4.4 to Form 8-K (File No. 1-44) filed on April 8, 2011 relating to:

the $500,000,000 – 6.45% Debentures due January 15, 2038,
the $700,000,000 – 5.45% Notes due March 15, 2018,
the $750,000,000 – 4.479% Notes due March 1, 2021,
the $1,000,000,000 – 5.765% Debentures due March 1, 2041,
the $1,500,000,000 – Floating Rate Notes due August 13, 2012, and
the $527,688,000 – 4.535% Debentures due March 26, 2042.

(iii) Indenture dated February 22, 2007, between the Company and The Bank of New York Mellon (formerly known as The Bank of New York), as Trustee, including form of 0.875% Convertible Senior Notes due 2014 (incorporated by reference to Exhibit 4.1 to Form 8-K (File No. 1-44) filed on February 22, 2007).

(iv) Indenture dated October 16, 2012, between the Company and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.1 to Form 8-K (File No. 1-44) filed on October 17, 2012), relating to the $570,425,000 aggregate principal amount of 4.016% Debentures due April 16, 2043.

(v) Copies of constituent instruments defining rights of holders of long-term debt of the Company and Subsidiaries, other than the Indentures specified herein, are not filed herewith, pursuant to Instruction (b)(4)(iii)(A) to Item 601 of Regulation S-K, because the total amount of securities authorized under any such instrument does not exceed 10% of the total assets of the Company and Subsidiaries on a consolidated basis. The Registrant hereby agrees that it will, upon request by the SEC, furnish to the SEC a copy of each such instrument.

(10) Material Contracts - Copies of the Company's equity compensation plans, deferred compensation plans and agreements with executive officers, pursuant to Instruction (b)(10)(iii)(A) to Item 601 of Regulation S-K, each of which is a management contract or compensation plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of Form 10-K, are incorporated herein by reference as follows:

(i) The Archer-Daniels-Midland 1996 Stock Option Plan (incorporated by reference to Exhibit A to the Company's Definitive Proxy Statement filed with the Securities and Exchange Commission on September 25, 1996 (File No. 1-44)).

(ii) The Archer-Daniels-Midland Company Deferred Compensation Plan for Selected Management Employees I, as amended (incorporated by reference to Exhibit 10(iii) to the Company's Annual Report on Form 10-K for the year ended June 30, 2010 (File No. 1-44)).

(iii) The Archer-Daniels-Midland Company Deferred Compensation Plan for Selected Management Employees II, as amended (incorporated by reference to Exhibit 10(iv) to the Company's Annual Report on Form 10-K for the year ended June 30, 2010 (File No. 1-44)).

(iv) Second Amendment to ADM Deferred Compensation Plan for Selected Management Employees II (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2010 (File No. 1-44)).

(v) The Archer-Daniels-Midland Company Incentive Compensation Plan (incorporated by reference to Exhibit A to the Company's Definitive Proxy Statement filed with the Securities and Exchange Commission on September 15, 1999 (File No. 1-44)).

(vi) The Archer-Daniels-Midland Company Supplemental Retirement Plan, as amended (incorporated by reference to Exhibit 10(vi) to the Company's Annual Report on Form 10-K for the year ended June 30, 2010 (File No. 1-44)).

(vii) Second Amendment to ADM Supplemental Retirement Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2010 (File No. 1-44)).

(viii) The Archer-Daniels-Midland Company Amended and Restated Stock Unit Plan for Nonemployee Directors, as amended (incorporated by reference to Exhibit 10(vii) to the Company's Annual Report on Form 10-K for the year ended June 30, 2010 (File No. 1-44)).

Item 15. **EXHIBITS AND FINANCIAL STATEMENT SCHEDULES (Continued)**

(ix) The Archer-Daniels-Midland 2002 Incentive Compensation Plan (incorporated by reference to Exhibit A to the Company's Definitive Proxy Statement filed with the Securities and Exchange Commission on September 25, 2002 (File No. 1-44)).

(x) Form of Stock Option Agreement for non-NEO employees (incorporated by reference to Exhibit 10(x) to the Company's Annual Report on Form 10-K for the year ended June 30, 2012 (File No. 1-44)).

(xi) Form of Restricted Stock Award Agreement for non-NEO employees (incorporated by reference to Exhibit 10(xi) to the Company's Annual Report on Form 10-K for the year ended June 30, 2012 (File No. 1-44)).

(xii) Form of Restricted Stock Unit Award Agreement for non-NEO employees (incorporated by reference to Exhibit 10(xii) to the Company's Annual Report on Form 10-K for the year ended June 30, 2012 (File No. 1-44)).

(xiii) Form of Stock Option Agreement for NEOs (incorporated by reference to Exhibit 10(xiii) to the Company's Annual Report on Form 10-K for the year ended June 30, 2012 (File No. 1-44)).

(xiv) Form of Restricted Stock Award Agreement for NEOs (incorporated by reference to Exhibit 10(xiv) to the Company Annual Report on Form 10-K for the year ended June 30, 2012 (File No. 1-44)).

(xv) Form of Restricted Stock Unit Award Agreement for NEOs (incorporated by reference to Exhibit 10(xv) to the Company Annual Report on Form 10-K for the year ended June 30, 2012 (File No. 1-44)).

(xvi) Form of Stock Option Agreement for international employees (incorporated by reference to Exhibit 10(xvi) to the Company's Annual Report on Form 10-K for the year ended June 30, 2012 (File No. 1-44)).

(xvii) Form of Restricted Stock Unit Agreement for international employees (incorporated by reference to Exhibit 10(xvii) to the Company's Annual Report on Form 10-K for the year ended June 30, 2012 (File No. 1-44)).

(xviii) Agreement Regarding Terms of Employment dated April 27, 2006 with Patricia A. Woertz (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 1-44) filed on May 1, 2006.

(xix) The Archer-Daniels-Midland Company 2009 Incentive Compensation Plan (incorporated by reference to Exhibit A to the Company's Definitive Proxy Statement (File No. 1-44) filed on September 25, 2009).

(xx) Form of Performance Share Unit Award Agreement (grant to J. Luciano) (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 1-44) filed on March 25, 2011).

(xxi) Restricted Stock Award Agreement with Steven R. Mills dated November 1, 2010 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 1-44) filed on November 3, 2010).

(xxii) Restricted Stock Award Agreement with John D. Rice dated November 1, 2010 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 1-44) filed on November 3, 2010).

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES (Continued)

(xxiii) Separation Agreement, dated as of November 2, 2011, by and between the Company and Steven R. Mills (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K (File No. 1-44) filed on November 7, 2011).

(xxiv) Separation Agreement, dated as of April 13, 2012, by and between the Company and John D. Rice (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 1-44) filed on April 16, 2012).

(xxv) Separation Agreement, dated as of May 3, 2012, by and between the Company and David J. Smith (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 1-44) filed on May 9, 2012.

(xxvi) Form of Performance Share Unit Award Agreement (grant to M. Jansen).

(12) Calculation of Ratio of Earnings to Fixed Charges.

(18) Letter from independent registered public accounting firm regarding change in accounting principle.

(21) Subsidiaries of the registrant.

(23) Consent of independent registered public accounting firm.

(24) Powers of attorney.

(31.1) Certification of Chief Executive Officer pursuant to Rule 13a–14(a) and Rule 15d–14(a) of the Securities Exchange Act, as amended.

(31.2) Certification of Chief Financial Officer pursuant to Rule 13a–14(a) and Rule 15d–14(a) of the Securities Exchange Act, as amended.

(32.1) Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(32.2) Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(101) Interactive Data File.

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2013

ARCHER-DANIELS-MIDLAND COMPANY

By: /s/ M. I. Smith
M. I. Smith
Senior Vice President, Secretary
and General Counsel

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on February 28, 2013, by the following persons on behalf of the Registrant and in the capacities indicated.

/s/ P. A. Woertz
P. A. Woertz*,
Chairman, Chief Executive Officer, President
and Director
(Principal Executive Officer)

/s/ R. G. Young
R. G. Young
Senior Vice President and
Chief Financial Officer
(Principal Financial Officer)

/s/ J. P. Stott
J. P. Stott
Vice President and Controller
(Controller)

/s/ A. L. Boeckmann
A. L. Boeckmann*,
Director

/s/ G. W. Buckley
G. W. Buckley*,
Director

/s/ M. H. Carter
M. H. Carter*,
Director

/s/ T. K. Crews
T. K. Crews*,
Director

/s/ P. Dufour
P. Dufour*,
Director

/s/ D. E. Felsinger
D. E. Felsinger*,
Director

/s/ A. Maciel
A. Maciel*,
Director

/s/ P. J. Moore
P. J. Moore*,
Director

/s/ T. F. O'Neill
T. F. O'Neill*,
Director

/s/ Daniel Shih
D. Shih*,
Director

/s/ K. R. Westbrook
K. R. Westbrook*,
Director

/s/ M. I. Smith
M. I. Smith
Attorney-in-Fact

*Powers of Attorney authorizing R. G. Young, J. P. Stott, and M. I. Smith, and each of them, to sign the Form 10-K on behalf of the above-named officers and directors of the Company, copies of which are being filed with the Securities and Exchange Commission.


ADM

Stockholder Information

STOCK EXCHANGES
Archer Daniels Midland Company common stock is listed and traded on the New York Stock Exchange and the Frankfurt Stock Exchange.
Ticker Symbol: ADM.

TRANSFER AGENT AND REGISTRAR
Hickory Point Bank and Trust, fsb
1099 W. Wood St., Suite G
Decatur, IL 62522
888.740.5512

INDEPENDENT AUDITORS
Ernst & Young L.L.P., St. Louis, MO

NOTICE OF ANNUAL MEETING

The Annual Meeting of Stockholders of the Company will be held at the James R. Randall Research Center located at 1001 Brush College Road in Decatur, IL, on

Thursday, May 2, 2013,
commencing at 8:30 a.m.

Proxies will be requested by Management on or about March 22, 2013, at which time a Proxy Statement and Form of Proxy will be sent to Stockholders.

EXECUTIVE CERTIFICATIONS
The Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission for the six-month transition period ended December 31, 2012, includes, as Exhibit 31, certifications of the Company's Chief Executive Officer and Chief Financial Officer as required by Section 302 of the Sarbanes-Oxley Act of 2002. On November 16, 2012, the Company submitted to the New York Stock Exchange (NYSE) a certificate of the Chief Executive Officer certifying that she is not aware of any violation by the Company of the NYSE corporate governance listing standards.

SAFE HARBOR STATEMENT
The annual report contains forward-looking information that is subject to certain risks and uncertainties that could cause actual results to differ materially from those projected, expressed or implied by such forward-looking information. In some cases, you can identify forward-looking statements by our use of words such as "may, will, should, anticipates, believes, expects, plans, future, intends, could, estimate, predict, potential or contingent," the negative of these terms, or other, similar expressions. The Company's actual results could differ materially from those discussed or implied herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the Company's Form 10-K for the six-month transition period ended December 31, 2012. Among these risks are legislative acts; changes in the prices of food, feed and other commodities, including gasoline; and macroeconomic conditions in various parts of the world. To the extent permitted under applicable law, the Company assumes no obligation to update any forward-looking statements as a result of new information or future events.

Copies of the Company's annual report to the Securities and Exchange Commission on Form 10-K will be available to Stockholders without charge upon written request to the Investor Relations Department.

MAILING ADDRESS
Archer Daniels Midland Company
P.O. Box 1470
Decatur, IL 62525
U.S.A.

800-637-5843

www.adm.com

Archer Daniels Midland Company is an equal opportunity employer.


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